1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 29, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

2010 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of the Company is pleased to announce the audited results of the Company and its subsidiaries for the period ended 31 December 2010. This announcement, containing the full text of the 2010 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. Printed version of the Company’s 2010 Annual Report will be delivered to the holders of H shares of the Company and available for viewing on the websites of The Stock Exchange of Hong Kong at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn on or before 28 March 2011.

Definitions

In this Annual Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Corporation Limited, a company with limited liability reformed and established in accordance with PRC law in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company as at the end of the reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the production and operation of the 0.6 million tonnes of methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Tianchi Energy”	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of Tianchi coal mine;

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of the 0.1 million tonnes methanol project in Shanxi province;

“Yancoal Australia Pty”	Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested by the Company in Australia;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia Pty Limited, mainly engages in coal production, processing, preparation and sales operations;

“Felix”	Felix Resources Limited, a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Austar Company, mainly engages in coal mining, sales and exploration of coal;

Definitions

“Hua Ju Energy”	Shandong Hua Ju Energy Co., Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation with gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the preparation of the construction of the Company’s 0.6 million tonnes methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a limited company incorporated under the laws of the PRC in 2010 and a 51% owned subsidiary of the Company, mainly engages in the project application and mining rights approvals of Shilawusu coal field in the Inner Mongolia Autonomous Region;

“Railway Assets”	the railway assets specifically used for transportation of coal for the Company, which are located in Jining City, Shandong province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	the People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the Articles of Association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified.

“AUD”	Australian dollars, the lawful currency of Australia;

“USD”	the United States dollars, the lawful currency of the United States;

Chapter 02

Business Highlights

I.	REVIEW OF OPERATIONS

	Unit	2010	2009	Increase/ Decrease	Percentage of increase and decrease (%)

1. Coal business
Raw coal production	kilotonne	49,403	36,295	13,108	36.12
Salable coal production	kilotonne	45,533	35,768	9,765	27.30
Salable coal sales volume	kilotonne	49,634	38,017	11,617	30.56
2. Railway transportation business
Transportation volume	kilotonne	19,736	19,899	-163	-0.82
3. Coal chemicals business
Methanol production	kilotonne	367	199	168	84.42
Methanol sales volume	kilotonne	376	190	186	97.89
4. Electrical power business
Power generation	10,000 kWh	136,981	138,329	-1,348	-0.97
Electricity sold	10,000 kWh	52,660	56,216		-6.33
5. Heat business
Heat generation	10,000 steam tonnes	127	117	10	8.55
Heat sales volume	10,000 steam tonnes	19	14	5	35.71

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

The financial highlights prepared based on the financial information set out in the audited consolidated income statements, consolidated balance sheets and the consolidated statements of cash flows of the Group from 2006 to 2010.

(1)	OPERATING RESULTS

		Year ended 31 December
	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)	2006 (RMB’000)

Sales income	33,944,252	20,677,138	25,287,423	15,403,731	13,224,296
Gross profit	15,057,631	9,130,357	12,451,493	7,228,720	5,817,278
Interest expenses	(603,343)	(45,115)	(38,360)	(27,222)	(26,349)
Income before tax	12,477,335	5,685,806	8,865,228	4,543,313	3,726,624
Net income attributable to equity holders of the Company	9,281,386	4,117,322	6,488,908	3,230,450	2,372,985
Earnings per Share	RMB1.89	RMB0.84	RMB1.32	RMB0.66	RMB0.48
Dividend per ShareNote	RMB0.59	RMB0.25	RMB0.40	RMB0.17	RMB0.20

Note: Dividend per share for year 2010 represents the dividend proposed.

Business Highlights	Chapter 02

(2)	ASSETS AND LIABILITIES

			31 December
	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)	2006 (RMB’000)

Net current assets	14,147,492	9,590,547	9,697,406	5,808,755	6,043,863
Net values of property, plant and equipment	19,874,615	18,877,134	14,149,446	13,524,594	12,139,939
Total assets	72,755,864	62,432,591	32,338,631	26,187,400	23,458,749
Total borrowings	23,015,758	22,509,841	258,000	330,000	380,000
Equity attributable to equity holders of the Company	37,331,886	29,151,807	26,755,124	21,417,537	18,931,779
Net asset value per share	RMB7.59	RMB5.93	RMB5.44	RMB4.35	RMB3.85
Return on net assets (%)	24.86	14.12	24.25	15.07	12.53

(3)	SUMMARY STATEMENT OF CASH FLOWS

		Year ended 31 December
	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)	2006 (RMB’000)

Net cash from operating activities	5,399,804	6,520,131	7,095,477	4,558,649	3,767,156
Increase (decrease) in cash and cash equivalents	(1,845,074)	180,934	4,082,320	(250,995)	(1,149,916)
Net cash flow per share from operating activities	RMB1.10	RMB1.33	RMB1.44	RMB0.93	RMB0.77

Notes:

1.	In this annual report, the approach to disclose of sales income has been adjusted. The previous “net sales” (i.e., the invoiced amount of products sold after deducting the business tax and the surcharges and the transportation expenses) was adjusted as “sales income” (i.e., the invoiced amount of products sold). The Group also readjusted the item of “income tax and surcharges”, i.e., the original written-off sales income, was adjusted as sales cost. The abovementioned adjustments relate to sales income, sales price and cost of sales. The same adjustments have been made to the statistics of the corresponding period of last year. The attention of the Shareholders and potential investors is drawn to such adjustments.
2.	In year 2009, the Group has since consolidated the financial statements of Hua Ju Energy, Felix and Ordos Neng Hua; from the year 2006, the Group has since consolidated the financial statements of Shanxi Neng Hua.
3.	The operating results and assets of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) did not have any material impact on the Group. Ordos Neng Hua was in the project preparation phase during the reporting period and did not have any material impact on the operating results of the Group. This annual report does not contain a separate analysis of the two abovementioned companies.

Chapter 03

Chairman’s Statement

2010 is a year for which the Group fully implemented the strategy of “Second Venture, Rapid Development”, leading to a new historic era for its economic development. Over the past year, facing the complicated domestic and international economic environment and changing coal market, the Group has achieved a major breakthrough in operating performance and scale of development as well as a significant increase in sustainable development capacity through enhancing capital operation on the basis of its strengthened industrial operation. The Board finds the overall work performance during the year of 2010 satisfactory.

The Board proposes to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at a sum of RMB2,901.9 million (tax inclusive) or RMB0.59 per share (tax inclusive) to the Shareholders for the year 2010.

ACHIEVEMENTS IN 2010

In 2010, the Group’s production of salable coal amounted to 45.53 million tonnes, representing an increase of 27.3% compared with that of 2009. Sales of coal were 49.63 million tonnes, representing an increase of 30.6% compared with that of 2009. Production of methanol was 0.37 million tonnes, representing an increase of 84.4% compared with that of 2009. Sales of methanol were 0.38 million tonnes, representing an increase of 97.9% compared with that of 2009. Net income attributable to the equity holders of the Company amounted to RMB9,281.4 million, representing an increase of 125.4% compared with that of 2009.

Chairman’s Statement	Chapter 03

With the implementation of the production strategy of “Consolidating the Company, Establishing New Ventures and Overseas Expansion”, the Company’s economies of scale continue to increase and thus accelerate the coal production of the Company. Increased efforts in relocation of villages located above coal fields, optimizing mining sites and streamlining production structure give rise to stable production volumes at the coal mines of the Company. By expediting the development and construction of external coal mines, the production volumes from Yancoal Australia Pty, Shanxi Nenghua Tianchi Coal mine, Zhaolou Coal Mine of Heze Neng Hua have markedly increased. Through its adaptation to market changes and adjustment of sales strategies in a timely manner, economies of scale for coal sales were maximized. The Company continued with the implementation of the “Three Zeroes Project” which mainly comprises of “zero defects in management, zero impurities in products and zero complaints from customers”. Coal product quality and brand reputation were also enhanced and income generated from sales of products was increased with total annual sales of externally purchased coal reaching 5.38 million tonnes, representing an increase of 161.3% compared with the corresponding period of last year.

The structure of business development was further optimized. Firstly, capital operation together with acquisition and integration efforts of coal resources are strengthened by the preliminary establishment of the “Four Key Operating Bases”, namely Shandong, Yulin of Shaanxi, Ordos City of Inner Mongolia and Australia. The acquisition of the Ordos coal chemicals project by the Kingboard Group in Hong Kong was completed and the application of additional coal resources is underway. Coal resource reserve was further enhanced through the acquisition of 51% equity interest in Inner Mongolia Haosheng Coal Mining Company Limited. The acquisition of the Ordos Anyuan coal mine and the procedure for effecting the change in permit were underway. Shaanxi Future Energy Chemical Corp. Ltd was established through a joint venture to allow the Company to participate in the coal to oil development project as well as the construction of compatible coal mines. Secondly, the construction of key projects were expedited: the Moolarben open-cut coal mine of Yancoal Australia Pty was completed and has commenced production, with an increase in coal production capacity of 12 million tonnes. The construction of the comprehensive utilization power plant of Heze Neng Hua Zhaolou has been initiated. Wanfu coal mine and coal plant selection projects have been approved by the State. Yushuwan Coal Mine in Shaanxi Province is currently in the process of company establishment. Thirdly, the pre-listing works of Australia assets were accelerated through capital injection to Yancoal Australia Pty for the purpose of improving its debt to equity structure. The completion of disposing 51% equity interest in Minerva Coal Mine has taken place. The acquisition of 30% equity interest in Ashton Coal Mine was conducted in an orderly manner and the variety of coal of Yancoal Australia Pty was further optimized.

The corporate management and control system were further improved. The Company perfected its governance system in a timely manner in accordance with new regulations relating to domestic and overseas supervision by improving the operational functions of the Board and leveraging on the professional expertise of independent directors. A nomination committee of the Board and a strategic development committee were set up. Specific activities in relation to corporate governance are conducted with a view to improve the standard operation mechanism of listed companies. With a greater awareness in standardized operation, the Company and the management normalized the control system between parent and subsidiary companies with an aim to further establish a control system of overseas subsidiaries to strengthen their financial control and capital management. Subsidiaries in the PRC fully implemented the enterprise resource planning system to proactively promote the internal control system of the Company, thereby further improving and perfecting its relevant system. According to the assessment result, the Board is of the view that the internal control system of the Company is sound and has been implemented effectively, and no major fault was found in the design of the internal control or its implementation during the reporting period.

Chapter 03	Chairman’s Statement

The Company has achieved harmonious and stable growth by enhancing safety management, equipment and trainings to ensure employees’ occupational safety and health. The Company recorded a zero fatality rate per million tonnes of raw coal production for four consecutive years. Austar Company was regarded as the safest coal mine in New South Wales, Australia for four years in a row. Great emphasize were placed on ecological culture and the development of cyclic economy while intensive processing and comprehensive utilization of coal products were promoted with great efforts in order to improve effective use of resources. The Company continued to be named the “Model of Environmental Friendly Coal Mining Area in China” and was once again named as “Environmentally Friendly Enterprise in China”. The Company endeavors to contribute to the society and promotes rapid regional economic development, social harmony and stability as well as the through development of its employees alongside growth in corporate efficiency.

OUTLOOK FOR 2011

Outlook for the coal market

In 2011, coal demand continues to rise while the supply and demand in domestic and international coal market will be moderately tight.

The supply and demand of coal in the PRC market will remain moderately tight. 2011 is the first year for China to launch the “Twelfth Five-Year Plan”, during which the PRC economy will continue to grow at a relatively fast pace, resulting in a moderate growth in domestic coal demand. The State will continue its efforts in monitoring the merger and acquisition of coal mines, further eliminating backward production capacity as planned and closing small coal mines with increasing efforts. In order to regulate the current development of the coal industry, exercising control over the general production capacity and production volume of coal has become the State’s mission. Therefore, the growth of coal supply and demand is bound to be restricted. Following the accelerated development of coal resources in western China and the completion of coal resources integration in some provinces, the reversal in supply and demand of coal will be more prominent. Coal prices in the PRC will fluctuate and rise with the supply and demand.

Supply and demand of coal in international market will remain moderately tight. Production volume from coal exporting countries is very limited. Australia suffered an unprecedented flood throughout history, the coal production and rail transport of which can hardly return to normal shortly. Other major coal exporting countries including South Africa, Indonesia and Russia have limited export volumes due to the inadequacies of their rail and ports infrastructures. Vast demand of coal from China and India will be a key factor in supporting the international coal prices. As Japan was hit by earthquake, its purchases of coal will drop sharply for the short term, but a large amount of steel, cement and electricity are needed when construction is due to resume, during which coal demand will exceed normal levels. It is anticipated that international coal price in 2011 will reach record high.

The average coal selling price of the Group is expected to increase in 2011 as compared with 2010. Currently, the Company has signed domestic coal sales contracts and letters of intent amounting to 32.365 million tonnes, which includes signed contracts of 8.995 million tonnes, with a decrease of 1.2% in the average tax-inclusive price compared to that of 2010. Signed letters of intent of coal sales amounted to 23.37 million tonnes with selling price being adjusted in accordance with changes in the market.

Chairman’s Statement	Chapter 03

It is expected that the price of coal products of Yancoal Australia Pty in 2011 will increase substantially compared with the corresponding period of the previous year. Yancoal Australia Pty has signed a coal sales contract of 2.66 million tonnes for January to March. The average contract price was US$133.40/tonne.

The coal sales target of the Group for the year 2011 is 54.00 million tonnes, which includes the Company’s sales target of 32.20 million tonnes, Shanxi Neng Hua’s sales target of 1.20 million tonnes, Heze Neng Hua’s sales target of 2.60 million tonnes, Ordos Neng Hua’s sales target of 1.00 million tonnes, Yancoal Australia Pty’s sales target of 11.00 million tonnes and trading volume of externally purchased coal targeted to be 6.00 million tonnes.

Outlook for the methanol market in China

In 2011, the situation of supply exceeding demand in the domestic methanol market will continue. It will be difficult to have a substantial increase in methanol price. The gradual increase in production capacities of the newly built and existing domestic methanol facilities coupled with an increase in the imports of low cost foreign prime methanol, will lead to a further increase in the domestic supply of methanol. The demand for methanol remains weak due to overproduction of downstream products such as methanol, dimethylether and acetic acid. The methanol market is expected to remain stable with the accelerated elimination of outdated production capacity of methanol and promotion of methanol fuel for vehicles, together with the anti-dumping duties measures implemented on methanol imported from certain countries by the State. The surge in prices of raw materials including coal and natural gas, electricity and transportation costs will provide strong support for methanol prices.

The methanol sales target of the Group for 2011 is 0.61 million tonnes, of which 0.55 million tonnes will be from Yulin Neng Hua and 0.06 million tonnes from Shanxi Neng Hua.

OPERATING STRATEGIES

2011 is the year for which the Group has started to implement the “Twelfth Five-Year Plan”, and also consolidated and thoroughly executed the strategy of “Second Venture, Rapid Development” to leap forward in a new development era. The Group has established a planning goal of “Double Growth” as its “Twelfth Five-Year Plan” by adhering to its implementation procedure of “Five-year Plan in Two Steps”. “Double Growth” means the Group will strive to double its growth in coal production to 150 million tonnes, with sales income doubled to over RMB100 billion. “Five-year Plan in Two Steps” means the milestones to be achieved in stages and its specific implementation measures for the first three years followed by two years thereafter to realize the “Twelfth Five-Year Plan” target by the Group. During the first three years, it will focus on the production and construction of existing projects while seeking for acquisition opportunities by means of capital operation, which lays a strong development foundation for the following two years.

Chapter 03	Chairman’s Statement

In order to achieve the goals of the “Twelfth Five-Year Plan”, the Group will focus on the following major tasks in 2011:

Strengthening production and operation management and improving its economies of scale. Firstly, the Company will enhance its fundamental safety management and precautionary measures in advance to ensure a sustainable stable development environment of the Company. Secondly, the Company will thoroughly implement the production strategy of “Consolidating the Company, Establishing New Ventures and Overseas Expansion” to fully capitalize on coal as the dominant support in the industry to ensure a new high for total sales volume of coal. Thirdly, the Company will accelerate its integration into the international marketing system, so as to achieve synergy from international and domestic marketing. In response to market supply and demand, flexible sales strategies to maximize its profits of coal sales will be implemented. Fourthly, the Company will strengthen its financial control and establish a global cash management system. With an emphasis on cost control, the Company will engage in the reduction of costs and energy consumption to ensure effective cost control. The Company will also further enhance capital budget management, strengthen cash flow control and improve the utilization of capital.

The development boundary of the Company can be expanded by combining industrial development and capital operation. Firstly, strategic merger and acquisition of resources were underway. Leveraging on the edges of resources integration at Yulin, Shaanxi and Ordos City, Inner Mongolia and the increased efforts in merger and acquisition of external resources, rapid growth in coal production will be achieved. New investment opportunities in coal from overseas markets and related industries are to be identified. Secondly, working capital efficiency will be improved. Based on the principle of listing promotion alongside scale expansion, the pre-listing works of Yancoal Australia Pty is underway. Direct financing channels in different currencies are available by taking advantages of the listing platform, thus providing direct financing at low cost. By speeding up the capitalization of fully-mechanized top coal caving technique and achieving production targets with the use of technology and intellectual properties, overall efficiency will be increased. Thirdly, allocation of resources can be improved by means of capital operation. Through merger and acquisition and reorganization of enterprises with growth potential, the value of such companies will be enhanced. Non-competitive projects with long-term loss and low efficiency are withdrawal at a fast pace. Inefficient projects are disposed of so as to ensure capital and personnel resources are concentrated on compelling projects.

The development and construction of existing projects will be expedited. Project investment and operations management will be enhanced to eliminate and control investment risks. The Wanfu coal mine of Heze Neng Hua is under development. The Ashton southeastern open-cut mine of Yancoal Australia Pty has commenced its operation. The preparatory works for the expansion project of Yarrabee coal mine as well as the preliminary works for Moolarben underground coal mine are underway. The establishment of the 0.6 million tonnes methanol project has been speeded up. The coal resources of Ordos Neng Hua is under development while proceeding with the filing works of the mining rights of Shilawusu coal field and Zhuan Longwan coal field of Inner Mongolia Hao Sheng Coal Mining Limited, accelerating the establishment of Yushuwan Coal Mine in Shaanxi Province and striving to commence commercial operation as soon as possible.

The Company will strengthen the management and control system and improve the corporate governance system and operational mechanism to avoid operational risk after listing. It will establish sound internal control system, revise and manage to implement the “Basic Norms of Internal Control”. The control system domestic and foreign subsidiaries will be enhanced to improve management capacity and profitability. Comprehensive risk management is strengthened to increase the risk preventive capability of the Company. Informationalized management and control will be enhanced by integrating with existing information systems to share information resources.

Chairman’s Statement	Chapter 03

The Company will actively perform its corporate social responsibilities and conduct business in compliance with laws and protect investors’ interests with honesty and integrity. Through enhanced efforts in resource conservation and environmental protection, low-carbon economy and the implementation of clean production were achieved and resource utilization efficiency has been improved. Investments in research and development have been increased to enhance its own innovative capability. Livelihood of employees is addressed and their legitimate rights and interests are safeguarded. Employees are also provided with working and living environments which comply with safety and health as well as sanitary requirements. The harmonious development of the regional economy is promoted by the Company’s active participation in public welfare and community development.

On behalf of the Board

Li Weimin

Chairman

Zoucheng, the PRC

25 March 2011

Chapter 04

Board of Directors’ Report

I.	Management Discussion and Analysis

(1)	Management Analysis of the Operating Results by Business Segment

1.	Coal business

2.	Railway transportation business

3.	Coal chemicals business

4.	Electrical power business

5.	Heat business

(2)	Management Analysis of the Major Financial Conditions of the Group

1.	Changes in consolidated balance sheet items

2.	Changes in consolidated income statement items

3.	Changes in consolidated cash flow statement items

4.	Others

(3)	Capital Expenditure Plan

(4)	Operations and Results of the Controlled Companies and Associated Companies of the Group

(5)	Investments made by the Group during the Reporting Period

(6)	Major Risks faced by the Company, Impacts and Measures

II.	Daily Operations of the Board

III.	Profit Distribution

IV.	Accounting Policies, Changes in Accounting Estimates or Amendments on Significant Accounting Errors

V.	Others

Board of Directors’ Report	Chapter 04

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(1)	Management Analysis of Operating Results by Business Segment

The main business operations of the Group were set out in the following table:

	Sales Income (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (%)	Increase/ decrease in sales income (%)	Increase/ decrease in cost of sales (%)	Increase/ decrease in gross profit Percentage (%)

1. Coal business	32,590,911	16,473,551	49.45	63.38	59.36	Increase 1.27
2. Railway transportation business	513,282	327,772	36.14	91.99	29.63	Increase 30.72
3. Coal chemicals business	629,290	716,802	-13.91	143.09	103.09	Increase 22.43
4. Electrical power business	185,542	195,536	-5.39	-1.07	2.48	Decrease 3.65
5. Heat business	25,227	12,490	50.49	61.32	28.31	Increase 12.74

1.	Coal business

(1)	Coal Production

In 2010, the Group produced 49.4 million tonnes of raw coal, representing an increase of 13.11 million tonnes or 36.1% as compared to last year. The output of salable coal of the Group was 45.53 million tonnes in 2010, representing an increase of 9.77 million tonnes, or 27.3%, as compared with that of 2009.

The following table sets out the coal production volume of the Group for the year 2010:

	2010 (kilotonne)	2009 (kilotonne)	Increase/ Decrease (kilotonne)	Percentage of increase/ decrease (%)

1. Raw coal production	49,403	36,295	13,108	36.12
1. The Company	34,282	33,359	923	2.77
2. Shanxi Neng Hua	1,462	1,023	439	42.91
3. Heze Neng Hua	1,630	39	1,591	4,079.49
4. Yancoal Australia	12,029	1,874	10,155	541.89
2. Salable coal production	45,533	35,768	9,765	27.30
1. The Company	34,150	33,130	1,020	3.08
2. Shanxi Neng Hua	1,445	1,002	443	44.21
3. Heze Neng Hua	1,180	31	1,149	3,706.45
4. Yancoal Australia	8,758	1,605	7,153	445.67

Chapter 04	Board of Directors’ Report

(2)	Coal Prices and Sales

Benefiting from the persistent strong demand for coal in the domestic and overseas markets, the average coal price of the Group for the year 2010 increased as compared with that of 2009.

The Group sold a total of 49.63 million tonnes of coal in 2010, out of which 1.44 million tonnes were sold internally, 48.19 million tonnes were sold externally. The sales volume was increased by 11.62 million tonnes or 30.6% as compared with that of 2009, mainly due to: (1) consolidation of saleable coal of 6.87 million tonnes sold by Felix; (2) the coal sales volume by Heze Neng Hua was increased by 1.06 million tonnes as compared with that of 2009; (3) the sales volume of externally purchased coal increased by 3.32 million tonnes as compared with that of last year.

In 2010, the Group realized a sales income of RMB32.9303 billion for the coal business, which represents an increase of RMB12.8134 billion or 63.7% as compared with that of 2009, of which RMB339.4 million was internal sales income and RMB32.5909 billion was external sales income.

The following table sets out the Group’s sales of coal for 2010:

	2010			2009
	Sales volume (Kilotonne)	Sales Price (RMB/tonne)	Sales income (RMB’000)	Sales volume (kilotonne)	Sales Price (RMB/tonne)	Sales income (RMB’000)

1. The Company
No. 1 Clean Coal	691	979.30	677,203	694	758.93	526,595
No. 2 Clean Coal	9,002	974.34	8,771,178	8,362	767.10	6,414,420
No. 3 Clean Coal	1,560	829.19	1,293,669	1,717	673.49	1,156,481
Domestic Sales	1,547	829.98	1,283,930	1,636	675.83	1,105,737
Export	13	736.44	9,739	81	626.24	50,744
Lump Coal	1,297	930.54	1,206,479	1,402	739.68	1,036,778
Sub-total of Clean Coal	12,550	952.04	11,948,529	12,175	750.28	9,134,274
Domestic Sales	12,537	952.27	11,938,790	12,094	751.11	9,083,530
Export	13	736.44	9,739	81	626.24	50,744
Screened Raw Coal	16,726	483.42	8,085,586	17,100	430.40	7,359,625
Mixed Coal & others	4,381	294.65	1,290,707	4,055	249.84	1,013,401
Total for the Company	33,657	633.59	21,324,822	33,330	525.27	17,507,300
Domestic Sales	33,644	633.55	21,315,083	33,249	525.02	17,456,556
2. Shanxi Neng Hua	1,498	382.00	572,259	986	293.52	289,547
Screened Raw Coal	1,498	382.00	572,259	986	293.52	289,547
3. Heze Neng Hua	1,079	771.99	832,991	16	528.48	8,291
No. 2 Clean Coal	546	1,105.75	603,254	5	950.46	4,933
Screened Raw Coal	119	524.68	62,577	2	656.42	1,162
Mixed Coal and others	414	403.59	167,160	9	251.57	2,196
4. Yancoal Australia Pty	8,022	774.19	6,210,236	1,627	737.21	1,199,261
Semi-hard coking coal	1,146	910.25	1,043,306	1,627	737.21	1,199,261
Semi-soft coking coal	1,279	939.95	1,202,255	—	—	—
PCI coal	2,046	925.71	1,893,845	—	—	—
Thermal coal	3,551	583.25	2,070,830	—	—	—
5. Sales of externally purchased coal	5,378	741.87	3,989,959	2,058	540.67	1,112,502
6. Total for the Group	49,634	663.46	32,930,267	38,017	529.16	20,116,901

Board of Directors’ Report	Chapter 04

Factors affecting the change of the sales income of coal are analyzed in the following table:

	Impact of change in coal sales volume (RMB’000)	Impact of changes in the sales price of coal (RMB’000)

The Company	171,796	3,645,726
Shanxi Neng Hua	150,169	132,543
Heze Neng Hua	561,953	262,747
Yancoal Australia Pty	4,714,321	296,654
Externally purchased coal	1,795,403	1,082,054

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Company’s coal sales in terms of geographical regions for 2010:

	2010		2009
	Sales volume (Kilotonne)	Sales (RMB’000)	Sales volume (Kilotonne)	Sales (RMB’000)

1. China	42,859	27,619,700	36,665	19,081,678
Eastern China	32,925	21,861,495	26,814	14,573,130
Southern China	277	251,093	680	340,846
Northern China	1,134	511,863	754	254,347
Other regions	8,523	4,995,249	8,417	3,913,355
2. Japan	2,308	1,920,035	518	479,821
3. South Korea	3,261	2,348,954	354	235,231
4. Australia	628	482,233	57	44,803
5. Others	578	559,345	423	275,368
6. Total for the Group	49,634	32,930,267	38,017	20,116,901

Chapter 04	Board of Directors’ Report

Most of the Group’s coal products were sold to the electricity, metallurgy and chemical industries.

The following table sets out the Group’s coal sales volume by industry for 2010:

	2010		2009
	Sales volume (Kilotonne)	Sales (RMB’000)	Sales volume (Kilotonne)	Sales (RMB’000)

1. Electricity	16,138	7,493,814	14,203	5,845,403
2. Metallurgy	5,927	5,200,229	2,764	2,085,357
3. Chemical	1,459	1,405,249	3,740	2,764,266
4. Others	26,110	18,830,975	17,310	9,421,875
5. Total for the Group	49,634	32,930,267	38,017	20,116,901

(3)	The Cost of Sales of Coal

The Group’s cost of sales of coal in 2010 was RMB16.4736 billion, representing an increase of RMB6.1364 billion, or 59.4% as compared with that of 2009.

The following table sets out the main cost of coal sales according to the business entity:

	Unit	2010	2009	Increase/ Decrease	Percentage of increase and decrease (%)

The Company
Total cost of sales	RMB’000	8,712,668	8,675,793	36,875	0.43
Cost of sales per tonne	RMB/tonnes	258.87	260.30	-1.43	-0.55
Shanxi Neng Hua
Total cost of sales	RMB’000	373,902	250,357	123,545	49.35
Cost of sales per tonne	RMB/tonnes	249.59	253.79	-4.20	-1.65
Heze Neng Hua
Total cost of sales	RMB’000	711,802	36,231	675,571	1,864.62
Cost of sales per tonne	RMB/tonnes	659.68	2,309.39	-1,649.71	-71.43
Yancoal Australia Pty
Total cost of sales	RMB’000	3,154,710	638,357	2,516,353	394.19
Cost of sales per tonne	RMB/tonnes	393.28	392.41	0.87	0.22
Externally purchased coal
Total cost of sales	RMB’000	3,955,603	1,077,538	2,878,065	267.10
Cost of sales per tonne	RMB/tonnes	735.52	523.59	211.93	40.48

During the reporting period, Zhaolou Coal Mine of Heze Neng Hua commenced operation less than a year and has not achieved the designed production capacity and the unit fixed cost was fairly high.

Board of Directors’ Report	Chapter 04

2.	Railway Transportation Business

In 2010, the transportation volume of the Company’s Railway Assets was 19.74 million tonnes, representing a decrease of 0.16 million tonnes or 0.8% as compared with that of 2009. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB513.3 million in 2010, representing an increase of RMB245.9 million or 92% as compared with that of 2009. This was mainly caused by the increase in special purpose railway transportation fees from RMB0.32/tonne kilometer to RMB0.57/tonne kilometer from 1 January 2010. The transported volume of railway with transportation fees borne by customers was increased by 0.98 million tonnes or 5.7%. The cost of railway transportation business was RMB327.8 million, representing an increase of RMB74.913 million or 29.6%.

3.	Coal Chemicals Business

The following table sets out the operation situation of the Group’s methanol business for 2010:

	Production volume (Kilotonne)			Sales volume (Kilotonne)
	2010	2009	Increase/ decrease (%)	2010	2009	Increase/ decrease (%)

1. Yulin Neng Hua	311	190	63.68	319	178	79.21
2. Shanxi Neng Hua	56	9	522.22	57	12	375.00

	Sales income (RMB’000)			Cost of Sales (RMB’000)
	2010	2009	Increase/ decrease (%)	2010	2009	Increase/ decrease (%)

1 Yulin Neng Hua	523,463	239,626	118.45	653,488	344,416	89.74
2 Shanxi Neng Hua	105,827	19,241	450.01	111,659	32,699	241.48

Note:	The 0.6 million tonnes methanol project of Yulin Neng Hua commenced production in August 2009 and has not achieved the designed production capacity in 2010. In 2010, the 0.1 million tonnes methanol project of Shanxi Neng Hua had not yet commenced normal operations due to raw material supply shortage of coke oven gas.

Chapter 04	Board of Directors’ Report

4.	Electricity Business

The following table sets out the operation situation of the Group’s electricity business for 2010:

	Generation (10,000 kWh)			Electricity sold (10,000 kWh)
	2010	2009	Increase/ decrease (%)	2010	2009	Increase/ decrease (%)
1 Hua Ju Energy	109,035	105,121	3.72	46,957	41,215	13.93
2 Yulin Neng Hua	21,260	22,923	-7.25	4,959	4,716	5.15
3 Shanxi Neng Hua	6,686	10,285	-34.99	744	10,285	-92.77

	Sales income (RMB’000)			Cost of Sales (RMB’000)
	2010	2009	Increase/ decrease (%)	2010	2009	Increase/ decrease (%)
1 Hua Ju Energy	172,675	152,144	13.49	165,156	123,246	34.01
2 Yulin Neng Hua	11,124	11,285	-1.43	25,445	18,666	36.32
3 Shanxi Neng Hua	1,743	24,112	-92.77	4,935	48,891	-89.91

Note:	From 1 January 2010, the public generator sets of Shanxi Neng Hua have been changed into self-contained generator sets. The electricity generated by Shanxi Neng Hua and Yulin Neng Hua mainly provides for the methanol projects and the remaining is sold on the grid.

5.	Heat Business

Hua Ju Energy generated heat energy of 1.27 million steam tonnes and sold 0.19 million steam tonnes in 2010, generating sales income of RMB25.227 million, with the cost of sales at RMB12.49 million.

Board of Directors’ Report	Chapter 04

(II)	Analysis of Major Financial Conditions by the management

1.	Changes in Consolidated Balance Sheet Items

(1)	Asset

	As at 31 December		Percentage of increase and
	2010 (RMB’000)	2009 (RMB’000)	decrease (%)	Main reasons for change

Bank balances and cash	6,771,314	8,522,399	-20.55	Payment of investment deposit.
Bank guarantee deposits	2,567,722	3,216,697	-20.18	Decrease in term deposits.
Restricted cash	1,451,183	553,775	162.05	An increase of RMB1.2881 billion in restricted cash due to the disposal of equity interest in Minerva coal mine; a decease of RMB244.8 million of letter of credit.
Bills receivable and accounts receivable	10,017,260	4,723,922	112.05	An increase of RMB5.2397 billion in the balance of bills receivable due to the increase of the sales of coal settled with acceptance bills.
Inventories	1,646,116	886,360	85.72	An increase of RMB693.3 million in the inventory of coal products.
Prepayments and other receivables	2,613,686	1,868,229	39.90

An increase of RMB421.4 million in the balance of the prepaid removal/ relocation costs relating to future exploitation, compared to that at the beginning of the year. An increase of RMB167.6 million in the balance of prepayment compared to that at the beginning of the year.

Derivative financial instrument	239,476	37,760	534.21	An increase of RMB201.7 million in the fair value measured financial assets from the forward foreign exchange contracts signed by Yancoal Australia Pty.
Taxes receivable	169,013	59,978	181.79	RMB100.7 million in the income tax pre-paid by Yancoal Australia Pty.
Cost of removal of overburden in open-cut mines	149,351	350,676	-57.41	A decrease of RMB201.3 million in the paid but not amortized overburden in advance by Yancoal Australia Pty, compared to that at the beginning of the year.

Chapter 04	Board of Directors’ Report

	As at 31 December		Percentage of increase and
	2010 (RMB’000)	2009 (RMB’000)	decrease (%)	Main reasons for change

Deposits made on investment	3,243,679	175,021	1,753.31	The Company has paid deposits of RMB2.0458 billion and RMB1.08 billion for the acquisitions of equity interest in Haosheng Company and assets of Anyuan coal mine.
Total assets	72,755,864	62,432,591	16.54	—

(2) Liabilities
	As at 31 December		Percentage of increase and
	2010 (RMB’000)	2009 (RMB’000)	decrease (%)	Main reasons for change

Provision for land subsidence, restoration, rehabilitation and environmental costs	2,453,231	1,608,808	52.49	An increase of RMB844.4 million in the accrued but unpaid balance of the land subsidence, restoration, rehabilitation and environmental costs, compared to that of at the beginning of the year.
Amounts due to the Controlling Shareholder and its subsidiaries	438,783	757,882	-42.10	The Company has paid the debt due to the Controlling Shareholder.
Borrowings due within one year	614,925	1,598,113	-61.52	Yancoal Australia Pty has paid the bank loan of RMB569.8 million. A decrease of RMB574 million in the balance of finance lease payable compared to that at the beginning of the year.

Derivative financial instrument	166,178	28,333	486.52	An increase of RMB137.8 million in the fair value measured financial liability from the forward foreign exchange contracts and interest rate swaps signed by the Group.
Tax payable	1,231,388	647,190	90.27	An increase of RMB584.2 million of tax payable.
Deferred tax liability	2,601,207	1,785,087	45.72	An increase of RMB811.2 million of deferred tax liability of Yancoal Australia Pty.
Total liabilities	35,317,413	33,178,298	6.45	—

Board of Directors’ Report	Chapter 04

2.	Changes in Consolidated Income Statement Items

	As at 31 December		Percentage of increase and
	2010 (RMB’000)	2009 (RMB’000)	decrease (%)	Main reasons for change

Sales income	33,944,252	20,677,138	64.16

The sales income of coal business increased by RMB7.1247 billion compared to that of the previous year due to the increase in the sales volume of coal; the sales income of coal business increased by RMB5.5185 billion as compared to that of the previous year due to the increase in the sales price of coal; the sales income of methanol increased by RMB370.4 million as compared to that of the previous year; the sales income of rail transportation increased by RMB245.9 million as compared to that of the previous year.

Cost of sales	17,726,151	11,143,470	59.07

The cost of coal sales increased by RMB6.1364 billion compared with that of last year. It was mainly due to the increase of coal sales. Sales cost of the methanol business increased by RMB363.9 million as compared with that of last year.

Chapter 04	Board of Directors’ Report

	As at 31 December		Percentage of increase and
	2010 (RMB’000)	2009 (RMB’000)	decrease (%)	Main reasons for change

Selling, general and administrative expenses	5,093,904	3,820,241	33.34

The selling, general and administrative expenses of the Company increased by RMB479.8 million as compared with that of last year, which was mainly due to the increase of provision of impairment of assets, employee welfare, wage and related expenses.

The selling, general and administrative expenses of Yancoal Australia Pty increased by RMB747.4 million as compared with that of last year, which was mainly due to the consolidation of Felix.

Investment Return on associates	8,870	109,786	-91.92	Accounted under equity method, the investment return from Huadian Zouxian Power Generation Company Limited decreased by RMB103 million as compared with that of last year.
Other income	3,108,081	311,019	899.32	An exchange gain of RMB2.6882 billion and an earning of RMB117.9 million from the disposal of equity interest in Minerva coal mine by Yancoal Australia.
Interest expenses	603,343	45,115	1,237.34

The interest expenses of the bank loan of Yancoal Australia Pty increased by RMB575.2 million as compared with that of 2009; the bill discounting expenses of the Company decreased by RMB10.97 million as compared with that of 2009.

Income taxes	3,171,043	1,553,312	104.15	Taxable income payable increased as compared with that of 2009.

Board of Directors’ Report	Chapter 04

3.	Changes in Consolidated Cash Flow Statement Items

	As at 31 December		Percentage of increase and
	2010 (RMB’000)	2009 (RMB’000)	decrease (%)	Main reasons for change

Net cash inflow from operating businesses	5,399,804	6,520,131	-17.18

Net cash inflow incurred by the operating activities decreased by RMB109.8 million as compared to that of 2009; income tax payment increased by RMB441.9 million compared to that of 2009; interest expense payment increased by RMB574.2 million compared with that of 2009.

Net cash outflow from investing activities	5,884,355	24,842,938	-76.31

Acquisition of assets decreased by RMB 16.9364 billion as compared to that of 2009; the disposal of equity interest in Minerva coal mine generated net cash inflow of RMB1.1478 billion; changes in bank guarantee deposits resulted in an increase of net cash flow of RMB2.6203 billion; cash outflow in purchases of property, plant and equipment increased by RMB1.4424 billion; changes in restricted cash resulted in an increase of net cash flow of RMB442.1 million.

Net cash inflow from financing activities	-1,360,523	18,503,741	-107.35

Bank loan deceased by RMB19.7256 billion compared with that of the previous year; bank loan repaid by Yancoal Australia Pty increased by RMB1,051.3 million as compared to that of 2009; distribution of cash dividends decreased by RMB737.8 million as compared to that of 2009.

Net increase in cash and cash equivalents	-1,845,074	180,934	-1,119.75	—

Chapter 04	Board of Directors’ Report

4.	Others

(1)	Debt to Equity Ratio

As at 31 December 2010, the equity attributable to the equity holders of the Company and the total amount of borrowings amounted to RMB37.3319 billion and RMB23.0158 billion, respectively, with a debt to equity ratio of 61.7%.

For detailed information on the debt borrowings, please refer to note 35 of the financial statements prepared under IFRS or notes VIII.20, VIII.28 and VIII.29 of the financial statements prepared under CASs.

(2)	Capital Resources and Use

In 2010, the Group’s principal source of capital was the cash flow from operations and bank loans. The Group has utilized its capital mainly for the payment of operating expenses, purchase of property, machinery and equipment, payment of dividends to the Shareholders, part payment of the acquisition of 51% equity interests in Haosheng Company and Anyuan coal mine and the investment in the associated accompany, Yankuang Group Finance Company Limited.

Pursuant to the “Acquisition Agreement of Jining III Coal Mine”, during the reporting period, the Company paid a total of RMB13.248 million to the Controlling Shareholder for the mining rights of Jining III Coal Mine. As at the reporting period, a total of RMB132.5 million payable to the Controlling Shareholder by the Company for the mining rights of Jining III Coal Mine has been paid in full.

The Group’s capital expenditure for the purchase of property, plant and equipment for the year 2010 was RMB3.5621 billion, representing a decrease of RMB2.8257 billion or 44.2% as compared with RMB6.3878 billion in 2009, which was mainly due to: (1) the capital expenditure of Yancoal Australia Pty for the purchases of property, plant and equipment decreased by RMB1.6282 billion as compared with that of 2009; (2) the capital expenditure of Hua Ju Energy for the purchases of property, plant and equipment decreased by RMB789.8 million as compared with that of the previous year; (3) the capital expenditure of Heze Neng Hua for the purchases of property, plant and equipment decreased by RMB390.3 million as compared with that of 2009.

(3)	The Impact of Exchange Rate Changes on the Company

China implements the regulated and managed floating exchange rate system based on market supply and demand by reference to a basket of currencies.

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

(i)	the overseas coal sales income as the overseas coal sales of the Group are calculated in U.S. dollars and Australian dollars;

Board of Directors’ Report	Chapter 04

(ii)	the exchange gains and losses of the foreign currency deposits and borrowings. The exchange rate of AUD to USD was 1.0163 as at 31 December 2010, as compared to that of 0.8985 as at 31 December 2009. Affected by the change of exchange rate: Yancoal Australia Pty had gains of foreign exchange of RMB2.6882 billion during the report period. As at 23 March 2011, the exchange rate of AUD to USD was 1.0101.

(iii)	the cost of imported equipment and accessories of the Group.

To manage the foreign currency risk arising from the expected revenue, Yancoal Australia Pty, the Group’s subsidiary in Australia, has entered into foreign exchange hedging contracts with a bank. For details, please see Note 36 of the Financial Statements prepared under IFRS.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(4)	Contingent liabilities

For details of the contingent liabilities, please see Note 52 of the Financial Statements prepared under the IFRS.

(5)	Taxation

In 2010, pursuant to the Enterprise Income Tax Law of the People’s Republic of China, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and Yancoal Australia Pty Limited is subject to a tax rate of 30% on its taxable profits.

(III)	Capital Expenditure Plan

The Group’s capital expenditure for the year 2011 is expected to be RMB5.1031 billion, which is intended to be made out of the Group’s internal resources and bank loan.

The capital expenditure for the year 2010 and the estimated capital expenditure for the year 2011 of the Group are set out in the following table:

	2011 (Estimated) (RMB million)	2010 (RMB million)
The Company	1,200.4	1,210.4
Shanxi Neng Hua	38.1	14.5
Yancoal Australia Pty	1,636.8	2,093.5
Yulin Neng Hua	44.9	59.4
Heze Neng Hua	720.5	134.8
Hua Ju Energy	67.7	41.6
Ordos Neng Hua	1,353.5	7.9
Haosheng Company	41.2	—
Total	5,103.1	3,562.1

Chapter 04	Board of Directors’ Report

The Group possesses relatively sufficient cash and financial facility such as bank loans, which is expected to meet the its operation and development requirements.

(IV)	Operations and Results of the Controlled Companies and Associated Companies of the Group

Unit: RMB’000

Name of Company		Nature of Business	Main Products or Services	Registered Capital	Registered Capital contributed by the Company	Total asset as at 31 December 2010	Net assets as at 31 December 2010	Net Profit for the year 2010

1.	Controlled companies
	Yulin Neng Hua	Energy and chemicals	Construction and operation of the Company’s investment in the 0.6 million tonnes methanol project	1,400,000	1,400,000	3,297,306	572,165	-353,391
	Shanxi Neng Hua	Investment management	Management of the Company’s investment project in Shanxi province	600,000	600,000	973,018	261,052	-62,568
	Heze Neng Hua	Energy	Development of coal resources in Juye Coal Field	3,000,000	2,950,000	3,889,569	2,698,368	-35,502
	Ordos Neng Hua	Energy and chemicals	Development of coal resources in Inner Mongolia Autonomous Region and the establishment of the 0.6 million tonnes methanol project	500,000	500,000	1,598,886	482,516	-16,483
	Yancoal Australia Pty	Investment management	Management of the Company’s investment projects in Australia	AUD64 million	AUD64 million	30,552,452	3,817,809	2,663,458
	Hua Ju Energy	Electricity	Thermal power generation and supply of heat	288,590	274,590	817,829	740,823	108,648
	Yanmei Shipping	Transportation of goods	Shipping by river, sale of coal and other products	5,500	5,060	35,452	17,547	6,128
	Zhong Yan Trading Co., Ltd	International trading	International trade, product processing, commodity exhibition, trade between domestic industries and storage	2,100	1,100	8,686	7,554	55

2.	Associated company
	Huadian Zouxian Power Generation Company Limited	Electricity	Fire power generation and sales on the grid	3,000,000	900,000	6,486,344	3,159,520	22,559
	Yankuang Group Finance Company Limited	Finance services	Acceptance of deposits from members, inter-bank borrowing, notes acceptance and discounting for members	500,000	125,000	6,144,686	508,410	8,410

Board of Directors’ Report	Chapter 04

Net profit of Yancoal Australia accounted for more than 10% of the Group.

During the reporting period, Yancoal Australia Pty’s sales income of coal was RMB6.2102 billion, gross profit was RMB3.0555 billion, and net profit was RMB2.6635 billion.

The net profit of Yancoal Australia Pty increased by RMB2.4163 billion or 977.4%, mainly due to: (1) the incorporation of the net profit of Felix of RMB731.8 million; (2) as affected by the fluctuations of the foreign exchange rate between AUD and USD, Yancoal had gains of foreign exchange of RMB2.6882 billion, which contributed to an increase in the net profit by RMB1.8817 billion.

For the details of the operation of Yancoal Australia Pty, please see the section headed “(1). Management Analysis of Operating Results by Business Segment” under this Chapter.

(V)	Investment Made by the Group during the Reporting Period

There were no fund raising activities during the reporting period and no previous funds raised were used in the reporting period.

Investments of the Group with its own funds during the reporting period are as follows:

Project Name	Major Operating activity	Project Amount	Interest in Investee Company (%)	Progress of the Project	Income from the Project

Acquisition of 51% equity interests in Haosheng Company and the subsequent capital increase	Application and approval of mining rights for Shilawusu coal mine zone project in the Inner Mongolia	The total amount was RMB6.7000 billion, of which RMB2.0458 billion has been paid as at the end of the reporting period	51.00	Completed the relevant share ownership transfer procedures on 4 November 2010	—
Acquisition of Anyuan coal mine	Production and sales of coal	The total amount was RMB1.435billion, of which RMB1.08 billion has been paid as at the end of the reporting period	100.00	As at the disclosure date of this report, the transfer registration procedures for mining rights licence and operating assets of Anyuan coal mine are in progress	—
Capital investment in Yankuang Group Finance Company Limited	Acceptance of deposits from member companies, inter- bank borrowing, notes acceptance and discounting for members, etc	RMB125 million	25.00	Yankuang Group Finance Company commenced business on 1 November 2010	In 2010, Yankuang Group Finance Company Limited achieved a net income of RMB8.41 million

Chapter 04	Board of Directors’ Report

During the reporting period, the total capital invested by the Group was RMB3.2508 billion, representing a decrease of RMB18.4434 billion or 85.0% as compared with RMB21.6942 billion in 2009.

(VI)	Major Risks faced by the Company, Impact and Measures

1.	Risk arising from talents/technology support

Key talents and technology are the basis for the Company to achieve external development and extension of the coal industry chain. Following the consolidation and implantation of the Company’s strategy of “Second Pioneering and Accelerating Development”, the optimization and upgrading the Company’s industrial structure and accelerated internationalization, the implementation of the external coal mine development and coal chemical projects may be affected by problems associated with inadequate key talent and technical supports.

Counter-measures: In response to the risks associated with inadequate professional support, the Company will strengthen the training of reserve talent through internal training and taking full advantage of social resources and by formulating and implementing human resources strategy. Responding to the risk associated with technology shortage upon entry into a new region and entry into the coal chemical industry, the Company will further increase the investment in science and technology, encourage technological innovation and rapidly upgrade the Company’s technological level and R & D capabilities.

2.	Risk arising from product price volatility

Affected by factors such as the macro-economy environment, product prices carry the risks of volatility, and such volatility would have a direct impact on the operating results of the Group.

Counter-measures: Continuously enhance the ability to analyze the market and the ability to respond to market change; further improve the international integration of product marketing system and flexibly adjust its marketing strategies to ensure maximum benefit.

3.	Risk arising from exchange rate fluctuation

The uncertainty of exchange rate will affect the operation results of the Group. The Group is exposed to the risk of frequent and significant fluctuation of exchange rate between Australian dollar and U.S. dollar, which may result in large foreign exchange gains or losses to Yancoal Australia Pty and affect the book profit.

Counter-measures: strengthen the training of high calibers in foreign exchange management, establish exchange rate risk pre-warning mechanism and effectively manage exchange rate risk through various financial tools and instrument.

Board of Directors’ Report	Chapter 04

4.	Risk arising from production safety

In view of the State’s requirements on the safe production management of underground mines becoming increasingly stringent and the high risk nature of the coal and coal chemical industries, safety production risk remains the most significant risk faced by the Group.

Counter-measures: Further establish and perfect long-term production safety mechanism, enhance the allocation of safety production responsibility, implementation of safety risk control management as well as basic safety management, increase the investment in safety production, strengthen safety supervision and evaluation to achieve safe production.

5.	Risk arising from public relations

The regulatory requirements of both domestic and overseas regulatory authorities are becoming increasingly stringent; the coordination by the Group regarding the relocation of villages above coal fields with interested parties including the local governments are becoming more and more difficult. The Group would be adversely affected upon occurrence of public relations risk.

Counter-measures: Firstly, strictly comply with all regulatory requirements and operate in a more regulated manner; secondly, enhance information disclosure; thirdly, make proper routine communications with investors; fourthly, strengthen communication with the local governments and obtain the understanding and support from governments and authorities at all levels.

II	DAILY OPERATIONS OF THE BOARD

(I)	Board Meetings

Six meetings were held by the Directors during the reporting period:

Session and Number of meeting		Date of meeting	Disclosure date

1	The twelfth meeting of the fourth session of the Board	4 January 2010	4 January 2010
2	The thirteenth meeting of the fourth session of the Board	26 February 2010	26 February 2010
3	The fourteenth meeting of the fourth session of the Board	23 April 2010	23 April 2010
4	The fifteenth meeting of the fourth session of the Board	20 August 2010	—
5	The sixteenth meeting of the fourth session of the Board	22 October 2010	—
6	The seventeenth meeting of the fourth session of the Board	30 December 2010	30 December 2010

Chapter 04	Board of Directors’ Report

Note:	At the fifteenth meeting of the fourth session of the Board, only one proposal regarding the report for the third quarter of 2010 was considered, which was exempted from disclosure according to relevant regulations. The 2010 interim report and the acquisition of 51% equity interest in Haosheng Company were considered at the sixteenth meeting of the fourth session of the Board. As the proposed acquisition was in relation to public auction of state-owned assets and was subject to confidentiality and in order to protect the interests of the Company and its shareholders, the Company made application to the stock exchange for exemption from immediate disclosure and publication. On 7 September 2010, the Company published the announcement of “Acquisition of Equity Interests in Inner Mongolia Haosheng Coal Mining Company Limited”.

(II)	The Implementation by the Board of Shareholders’ Resolutions

During the reporting period, the Board exercised its powers in accordance with the resolutions authorized by the general meetings, and strictly complied with the PRC Company Law and the Articles.

1.	According to the resolutions of the first 2010 extraordinary general meeting held on 26 February 2010, the Board has completed the re-election of the directors and consequential amendments to the Rules of Procedures for the Board of the Company and the Rules of Procedures for the Supervisory Committee of the Company.

2.	According to the 2009 annual general meeting of the Company held on 25 June 2010, the Board completed the following work:

(1)	implemented the Profit Distribution Plan for 2009 and distributed to the Shareholders cash dividends at RMB0.25 (tax inclusive) per share in a total amount of RMB1.2296 billion (tax inclusive);

(2)	paid the 2009 annual remuneration to the Company’s auditors; and

(3)	expand the business scope of the Company and amend the Articles. Please refer to paragraph headed “IX. Expansion of Business Scope” under “Chapter 10 Significant Events” of this annual report.

(III)	Report of Performance of the Audit Committee

The Company set up the Audit Committee of the fourth session of the Board (the “Audit Committee”) after the approval of the first meeting of the fourth session of the Board held on 27 June 2008. The Audit Committee comprises four independent non-executive Directors, namely, Mr. Zhai Xigui, Mr. Pu Hongjiu, Mr. Li Weian and Mr. Wang Junyan and two non-executive Directors, namely, Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Zhai Xigui serves as the Chairman of the Audit Committee.

The Audit Committee’s main responsibilities include, proposing the appointment or replacement of external audit agencies, reviewing the Company’s accounting policies, procedures for disclosing financial information and preparation of financial reports, and reviewing the internal control system and risk management system of the Company.

During the reporting period, the Audit Committee conscientiously fulfilled the responsibilities specified in the Working Rules of the Audit Committee of the Board of Directors of the Company and conducted various tasks in a strict and regulated manner. The Audit Committee has already reviewed the interim results of the Company for the year 2010 and the final results of the Company for the year 2010, and has also examined the operation of the internal control system of the Company for year 2010.

Board of Directors’ Report	Chapter 04

Details of meetings held by the Audit Committee are as follows:

Date	Main Topics	Member	Attendance
22 April	1. Reviewed the annual results of the Company for the year 2009;	Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

2. Considered the re-appointment of the auditors and their remuneration for the year 2010;

3. Debriefed the auditors’ report on financial report and the work progress of the internal control system.

16 August	The auditors reported to and discussed with the Audit Committee on the problems found in the interim financial auditing of 2010 and Sarbanes auditing.	Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

5 January 2011 (a.m.)	1. The auditors reported to and discussed with the Audit Committee regarding the problems found in the annual auditing of 2010 and its internal control assessment;	Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

2. Debriefed the management’s report on the progress and rectification measures of the internal control system;

3.      Discussed with the auditors responsible for the annual audit and confirmed the time arrangements for the annual audit of the financial report of the Company for the year 2010, and at the meeting urged the auditors to submit an audit report within the scheduled time.

5 January 2011 (p.m.)	The Management reported to the Audit Committee regarding:	Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

1. the production and operation status of the Company and progress of significant events for the year 2010;

2. the Company’s financial policy, internal control, internal audit and initiatives to counter corruption practices.

In January 2011, the Audit Committee discussed with the auditors responsible for the annual audit and confirmed the time arrangements for the annual audit of the financial report of the Company for the year 2010. On 15 March 2011, the Audit Committee urged the auditors to submit an audit report within the scheduled time. The Audit Committee also requested Board and the Audit Department, in writing, to supervise the auditors in the auditing process.

In March 2011, and before the auditors conducted the annual audit, the Audit Committee reviewed and approved the financial report prepared by the Group. After the auditors provided their preliminary opinions, the Audit Committee again reviewed the financial report of the Group in March 2011 and was of the opinion that the financial report truly and fully reflected the overall conditions of the Group.

Chapter 04	Board of Directors’ Report

At the meeting held by the Audit Committee on 17 March 2011, a resolution relating to the annual financial report was passed and the submission of the report to the Board for review was approved. Resolutions were also made in approving the concluding opinions of the auditors on the auditing work of the Company for the year 2010, as well as the re-appointment of the auditors for the year 2011. The Audit Committee considered that the auditors have made objective and fair auditing comments in accordance with the related accounting principles and requirements. The appointment of auditors and the decision making process of their remuneration are in accordance with the law. The Audit Committee proposes the Company to re-appoint Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua as the domestic and international auditors of the Company for the year 2011, respectively.

(IV)	Report of Remuneration Committee’s Performance

The Remuneration Committee of the fourth session of the Board (the “Remuneration Committee”) was set up following the approval from the Board at the first meeting of the fourth session of the Board held on 27 June 2008. The Remuneration Committee comprises of two independent non-executive Directors, namely Mr. Li Weian and Mr. Wang Junyan and one non-executive Director, Mr. Dong Yunqing. Mr. Li Weian serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating remuneration policies for the Directors, Supervisors and senior management, and recommending to the Board remuneration plans for the Directors, Supervisors and senior management.

Pursuant to the “Remuneration Motion of the Directors, Supervisors and Senior Management for 2009” discussed and passed at the sixth meeting of the fourth session of the Board held on 24 April 2009 and with reference to the situation of completion of Company’s operating targets for 2009, the remuneration of the Directors, Supervisors and senior management for 2009 were reviewed in accordance with the procedures.

Through various methods including external research and network information gathering, the Company proactively searched and recorded the remuneration level of the senior managers of a number of listed companies and within the industry so as to determine and provide a parameter for the remuneration of the Directors, Supervisors and senior management.

In accordance with the laws, statutes, related regulations of the CSRC and Shanghai Stock Exchange, as well as the internal control system and the Working Rules of the Remuneration Committee of the Board of the Company, the Remuneration Committee has reviewed the remuneration of the Directors, Supervisors and senior management disclosed by the Company for the year 2010.

Pursuant to the Remuneration Standards and Operation Assessment Methods for the Directors, Supervisors and Senior Management of the Company, and having considered the fulfillment of the key financial indicators and operating objectives for the year 2010, the division of work and the key responsibilities of the Directors, Supervisors and senior management, as well as the completion of performance targets of the Directors, Supervisors and senior management, the Remuneration Committee has reviewed the performance of the Directors, Supervisors and senior management and has made comparisons against the requirements of their performance appraisals. The Remuneration Committee considered that:

the Company determined the remuneration standards for the Directors, Supervisors and senior management of the Company for the year in accordance with the unified remuneration management system. At the same time, the Remuneration Committee reviewed the remuneration of the Directors, Supervisors and senior management as disclosed in this annual report and found the disclosure to be consistent with the actual payments made. In the year 2010, the remuneration of the Directors, Supervisors and senior management disclosed was not in violation of the remuneration management system nor was it inconsistent with the remuneration management system.

Board of Directors’ Report	Chapter 04

(V)	Report of Nomination Committee’s Performance

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, the Company established the Nomination Committee of the fourth session of the Board (the “Nomination Committee”). The Nomination Committee consists of three Directors, namely Mr. Li Weimin, Mr. Zhai Xigui and Mr.Li Weian; Mr. Li Weian serves as the chairman of the Nomination Committee.

The main duties of the Nomination Committee include: (1) to consider and formulate the selection criteria and procedures for directors and managers, and make recommendations; (2) to extensively search for suitable candidates of directors and managers for the Company, and make recommendations to the Board; (3) to review the candidates for directors, and managers, and to recommend to the Board on the proposed appointments and the succession planning of directors and managers and other relevant recommendations to the Board; (4) to assess the independence of independent non-executive directors.

The Nomination Committee held its first meeting on 18 March 2011. Mr. Li Weimin, Mr. Zhai Xigui and Mr. Li Weian attended the meeting and passed the following resolutions:

(1)	The nomination of Directors of the fifth Session of the Board;

(2)	The nomination of the general manager of the Company;

(3)	The nomination of the deputy general manager of the Company.

(VI)	The Setting up of the Strategy and Development Committee

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, the Company established the Strategy and Development Committee of the fourth session of the Board (the “Strategy and Development Committee”). The Strategy and Development Committee consists of five directors, namely Mr. Wang Xin, Mr. Li Weimin, Mr. Chen Changchun, Mr. Wu Yunxiang and Mr. Li Weian; Mr. Li Weimin serves as the chairman.

The main duties of the Strategy and Development Committee include: (1) to conduct study and make proposals on the long-term development strategy and significant investment decisions of the Company; (2) to conduct study and make proposals on annual strategic development plan and operating plan; (3) to conduct supervision on the implementation of the Company’s strategic plan and operating plan; (4) to conduct study and make proposals on other significant issues impacting the development of the Company.

Chapter 04	Board of Directors’ Report

III.	PROFIT DISTRIBUTION

The Board proposed the profit distribution plan for 2010 as follows:

(Prepared in accordance with PRC CASs) Unit: RMB’000

Undistributed profits at the beginning of year	14,168,034
Add: Net profit attributed to the parent company	9,008,621
Less: Withdrawal of statutory surplus reserve	654,858
Ordinary shares dividends payable	1,229,600
Undistributed profits at the end of the year	21,292,197
of which: cash dividends proposed after the balance sheet date	2,901,856

In return for the long-term support by the Shareholders, the Board proposed to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at a sum of RMB2,901.9 million (tax inclusive), being RMB0.59 per share (tax inclusive) for the year 2010. This dividend distribution plan shall be implemented within two months after being approved by the Shareholders at the 2010 annual general meeting and then distributed to all the Shareholders.

According to the Articles of the Company, cash dividends shall be calculated and announced in RMB.

The amount of cash dividends and its proportion to net profits for the previous three years of the Company:

	2009	2008	2007

Amount of cash dividends (tax inclusive) (RMB million)	1,229.6	1,967.36	836.1
Net profit attributable to the parent company (RMB million)	3,880.3	6,483.6	2,693.3
Percentage of net profits (%)	31.69	30.34	31.04

Note:	The calculation of the above-mentioned “Net profit attributable to the parent company” is based on the PRC CASs. Retroactive adjustment was made according to the related provisions.

Board of Directors’ Report	Chapter 04

IV.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES OR AMENDMENTS OF SIGNIFICANT ACCOUNTING ERRORS

1.	Change of Accounting Policies and Amendments of Significant Accounting Errors

During the reporting period, the Group made no changes in accounting policies and amendments of significant accounting errors.

2.	Change of Accounting Estimates

Pursuant to the accounting principle of comparability, relevance and prudence, as approved at the fourteenth meeting of the fourth session of the Board held on 23 April 2010, the subsidiary coal mines of the Group should apply unit of production method on the amortization of mining rights fees from 1 January 2010. i.e., the calculation should be based on the output of raw coal.

This change of accounting estimates only affects the amortization of mining rights fees of Jining III coal mine and Zhaolou coal mine, and has no significant impact on the Group. In 2010, this caused a decrease of cost by RMB14.91 million, an increase of profit before tax by RMB14.91 million, an increase of income tax by RMB0.7 million and an increase of net profit by RMB 14.21 million.

V.	OTHERS

(1)	Implementation of Technical Innovation

The Group thoroughly implemented the strategies of “strengthening an enterprise by science and technology” and “enhancing safety by science and technology” and continuously perfecting its innovative system, through a structure with the technical committee as the decision making body; the specialists committee as the advisory body; the technical center as the management body; and a combination of various technical research organizations and academic as well as industry research and development entities as the research and development body. The Group revised the “Management Rules on Science Innovation of Yanzhou Coal Mining Company Limited”, which formed the basis for normal and healthy development of science innovation.

In 2010, the Group spent RMB70.606 million for research and development and completed 81 scientific and technological projects, obtained 24 technological patents and received 78 technological advancement incentives, including 31 rewards at the provincial and ministerial levels.

The Group won the State Scientific and Technological Progress Award (Second Class) for its “Research and Development of the Fully Mechanized Top Coal Caving Mining Technology and Equipment and its Domestic and International Applications”.

(2)	Special Purpose Vehicles

As at the end of the reporting period, the Group did not have any special purpose vehicles.

Chapter 04	Board of Directors’ Report

(3)	Progress of the Establishment of the Company’s Internal Control System and the Responsibility Statement

Please refer to the paragraph headed “1. Corporate governance situation” under “Chapter 7 Corporate Governance” of this annual report for details.

(4)	Implementation of Insider Management System

Please refer to the paragraph headed “1. Corporate governance situation” under “Chapter 7 Corporate Governance” of this annual report for details.

(5)	Independent Opinion and Special Clarification by the Independent Directors of the Company with regard to Accumulated and Current External Guarantees

Based on the “Annual Report 2010 of Yanzhou Coal Mining Company Limited for the year ended 31 December 2010” (prepared under the PRC CASs) prepared by the Company’s auditors, and the “External Guarantees of Yanzhou Coal Mining Company Limited” issued by the Company, the independent Directors have presented the following independent opinion regarding the external guarantees by the Company and its subsidiaries:

1.	External guarantees which were provided in previous period and extended to the reporting period

According to the financing requirements for the acquisition of Felix, the Company provided guarantees to its wholly-owned subsidiary, Yancoal Australia Pty, for the obtaining of a USD2.9 billion and USD140 million overseas loans on 16 October 2009 and on 8 December 2009, respectively, which were counter-guaranteed by Yankuang Group.

Prior to the acquisition of Felix by Austar Company, Felix provided guarantees amounting to AUD45.0671 million to its subsidiaries and jointly controlled entities for production and operation purposes.

The above mentioned guarantees extended to the reporting period but did not have any material impact on the Company’s financial position and operating results which would damage the interests of the Company and the Shareholders. The guarantees have been made strictly in accordance with the decision making and approval procedures of the listing regulations and timely disclosure has been made.

2.	External guarantees during the reporting period

During the reporting period, Yancoal Australia Pty Ltd, a wholly-owned subsidiary of the Company, provided a guarantee of AUD14.6182 million to its subordinate holding companies (equivalent to RMB96.3223 million).

Board of Directors’ Report	Chapter 04

(6)	Major Suppliers and Customers

In 2010, the percentage of goods and services supplied by the Group’s five largest suppliers was less than 30% of the total purchases.

In 2010, sales income to the Group’s five largest customers was less than 30% of the total sales income.

(7)	Employees’ Pension Scheme

For details of the employees’ pension scheme of the Company, please refer to Note 48 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(8)	Housing Scheme

According to the “Provision of Labor and Services Agreement” (which is referred to in the paragraph headed “V. Material connected transaction” under “Chapter 10 Significant Events”), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the sundry expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount negotiated by the parties. Such expenses amounted to RMB140.0 million and RMB140.0 million in 2009 and 2010, respectively.

Since 2002, the Company has been paying to its employees a housing allowance for the purchase of employee residences, which is based on a fixed percentage of the employees’ wages. In 2010, the employees’ housing allowances paid by the Company amounted to RMB247.7 million in total.

For details of the housing scheme, please refer to Note 49 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

Chapter 05

Changes in Share Capital and Shareholders

I.	CHANGES IN SHARE CAPITAL

(1)	Changes in Share Capital during the reporting period

During the reporting period, the total number of shares of the Company remained the same. The capital structure of the company changed as part of the shares with restricted trading moratorium held by a natural person were released from the moratorium.

1.	Changes in share capital were as follows:

Unit: share Par value per share: RMB1.00

	Before the change		Movements	After the change
	Shares	%	(+,–)	Shares	%
1. Listed shares with restricted trading moratorium	2,600,041,800	52.8636	-20,000	2,600,021,800	52.8632
Shares held by state-owned legal person	2,600,000,000	52.8627	0	2,600,000,000	52.8627
Natural person shareholding in A Shares	41,800	0.0009	-20,000	21,800	0.0005
2. Shares without trading moratorium	2,318,358,200	47.1364	+20,000	2,318,378,200	47.1368
A Shares	359,958,200	7.3186	+20,000	359,978,200	7.3190
H Shares	1,958,400,000	39.8178	0	1,958,400,000	39.8178
3. Total share capital	4,918,400,000	100.0000	0	4,918,400,000	100.0000

The public float of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

2.	Changes in shares with restricted trading moratorium were as follows:

Unit: share

Name of shareholder	Number of shares with restricted trading moratorium at the beginning of year	Number of shares released from trading moratorium	Increase in number of shares with restricted trading moratorium	Number of shares with restricted trading moratorium at the end of year	Reasons for release from trading moratorium	Date of release from trading moratorium
Yang Deyu	20,000	20,000	0	0	Mr. Yang Deyu resigned from his position as a Director and Vice Chairman of the Company on 31 December 2009.	1 July 2010

II.	SECURITIES ISSUANCE AND LISTING

As at the end of the reporting period, the Company had not issued or listed any securities during the last three years.

During the reporting period, the total number of shares of the Company remained unchanged. The capital structure of the company changed as part of the shares with restricted trading moratorium held by a natural person were removed the ban on trading. The change in capital structure had no impact on the structure of assets and liabilities of the Company.

Changes in Share Capital and Shareholders	Chapter 05

III.	SHAREHOLDERS

(1)	Total Number of the Shareholders as at the end of the reporting period

As at 31 December 2010, the Company had a total of 119,821 Shareholders, of which 3 were holders of A Shares subject to a trading moratorium, 119,655 were holders of A Shares without a trading moratorium and 163 were holders of H Shares.

(2)	The Top Ten Shareholders and the Top Ten Holders of Tradable Shares at the end of the reporting period

As at 31 December 2010, the top ten Shareholders and the top ten holders of tradable shares not subject to a trading moratorium were as follows:

Number of shareholders and situation of shareholdings

Unit: share

Total number of Shareholders Shareholdings of the Top Ten Shareholders	119,821

Name of Shareholder	Class of shares	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares with selling restrictions held	Number of pledged or locked shares

Yankuang Group Corporation Limited	Domestic shares	52.86	2,600,000,000	0	2,600,000,000	0
HKSCC Nominees Limited	H Shares	39.68	1,951,633,946	-2,521,200	0	Unknown
Xiangcai Securities Co., Ltd	Others	0.11	5,449,462	5,449,462	0	0
Zhonghai Energy Mixed Strategy Securities Investment Fund	Others	0.11	5,349,806	5,349,806	0	0
Bill & Melinda Gates Foundation Trust	Others	0.10	5,000,000	1,999,926	0	0
Jiashi Theme New Power Stock Securities Investment Fund	Others	0.10	4,941,170	4,941,170	0	0
Morgan Stanley China A Share Fund	Others	0.07	3,406,300	3,406,300	0	0
Jiashi CSI 300 Index Securities Investment Fund	Others	0.07	3,393,644	-458,889	0	0
Dongwu Industries Alternative Stock Securities Investment Fund	Others	0.07	3,279,990	3,279,990	0	0
Da Rosa Jose Augusto Maria	Overseas individual	0.06	3,000,000	3,000,000	0	Unknown

Chapter 05	Changes in Share Capital and Shareholders

Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

	Number of
Name of Shareholder	tradable shares held	Class of shares held

HKSCC Nominees Limited	1,951,633,946	Overseas listed foreign shares
Xiangcai Securities Co., Ltd	5,449,462	Domestically listed domestic shares
Zhonghai Energy Mixed Strategy Securities Investment Fund	5,349,806	Domestically listed domestic shares
Bill & Melinda Gates Foundation Trust	5,000,000	Domestically listed domestic shares
Jiashi Theme New Power Stock Securities Investment Fund	4,941,170	Domestically listed domestic shares
Morgan Stanley China A Share Fund	3,406,300	Domestically listed domestic shares
Jiashi CSI 300 Index Securities Investment Fund	3,393,644	Domestically listed domestic shares
Dongwu Industries Alternative Stock Securities Investment Fund	3,279,990	Domestically listed domestic shares
Da Rosa Jose Augusto Maria	3,000,000	Overseas listed foreign shares
Jingshun Great Wall Selected Blue Chip Equity Investment Fund	2,935,266	Domestically listed domestic shares

Connected relationship or concert-party relationship among the above Shareholders

Among the Shareholders disclosed above, the fund manager of
both the Jiashi Theme New Power Stock Securities Investment
Fund and Jiashi CSI 300 Index Securities Investment Fund is
Jiashi Fund Management Co. Ltd. Apart from this, it is unknown as to whether other Shareholders are connected with one another or whether any of these Shareholders falls within the meaning of parties acting in concert.

Notes:

1.	The above information regarding “Total number of Shareholders” and the “Top Ten Shareholders and the Top Ten Holders of Tradable Shares”, is based on the Register of Members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and the Hong Kong Registrars Limited as at 31 December 2010.
2.	As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited, holds the Company’s H Shares in the capacity of a nominee.

Changes in Share Capital and Shareholders	Chapter 05

(3)	Shareholdings of the Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares subject to Trading Moratorium

As at 31 December 2010, the table sets out the shareholdings of the Top ten Shareholders and top ten Shareholders holding tradable shares subject to trading moratorium:

Unit: shares

No	Name of Shareholders subject to trading moratorium	Number of shares subject to trading moratorium held	Listing and trading date	Number of additional tradable shares	Undertakings

1	Yankuang Group	2,600,000,000	Upon performance of Yankuang Group of its undertakings in shares reform of Yanzhou Coal, Yankuang Group can file the application and obtain approval by the competent authorities	0	Undertakings by Yankuang Group, please refer to the paragraph headed “VIII. Undertakings” under “Chapter 10 Significant Events”
2 3	Wu Yuxiang Song Guo	20,000 1,800

In accordance with the relevant laws, during their employment with the Company, the Directors, Supervisors and senior management staff can only transfer up to 25% of the total number of shares held by them each year. If the above persons sold any shares held by them within six months after the purchase, or made any purchase within six months after disposal, any gain made shall be for the benefit of the Company.

Chapter 05	Changes in Share Capital and Shareholders

(4)	Substantial Shareholders’ interests and short positions in the shares and underlying shares of the Company

Save as disclosed below, as at 31 December 2010, no other person (other than a Director, chief executive or Supervisor of the Company) had any interest or short position in the shares and underlying shares of the Company as recorded in the register to be kept pursuant to Section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholders	Class of shares	Number of shares held (shares)		Capacity	Type of interest	Percentage in the relevant class of share capital of the Company		Percentage in total share capital of the Company

Yankuang Group	A Shares (state-owned legal person shares)	2,600,000,000 (note 1	(L) )	Beneficial owner	Corporate	87.84	%(L)	52.86	%(L)
JP Morgan Chase & Co.	H Shares	274,853,588 4,139,412 95,507,480 (note 2	(L) (S) (P) )	Beneficial owner, Investment manager and custodian corporation/ Approved lending agent	Corporate	14.03 0.21 4.88	%(L) %(S) %(P)	5.59 0.08 1.94	%(L) %(S) %(P)
Templeton Asset Management Ltd.	H Shares	235,912,000	(L)	Investment manager	Corporate	12.05	%(L)	4.80	%(L)
BNP Paribas Investment Partners SA	H Shares	117,641,207	(L)	Investment manager	Corporate	6.00	%(L)	2.39	%(L)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
2.	The long positions in H Shares included 8,706,640 H Shares, which were held in the capacity of beneficial owners, 170,639,468 H Shares were held by investment managers and 95,507,480 H Shares were held as interests of controlled custodian corporation/approved lending agent.

The aggregate interests of short positions in H Shares were held in the capacity of beneficial owners. Among the aggregate interests of long position in H Shares, 81,736 H Shares were held as derivatives. Among the aggregate interests of short position in H Shares, 1,939,412 H Shares were held as derivatives.

Pursuant to the PRC Securities Law and section 336 of the SFO, save as disclosed above, no other Shareholders recorded in the register of the Company as at 31 December 2010 had an interest of 5% or more of the Company’s issued shares.

Changes in Share Capital and Shareholders	Chapter 05

(5)	LEGAL PERSONS AS SHAREHOLDERS WITH SHAREHOLDING OF 10% OR MORE

As at 31 December 2010, Yankuang Group held 2,600,000,000 Shares in the Company, representing 52.86% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is the Controlling Shareholder of the Company established with restructuring reform on 12 March 1996. Its registered capital is RMB3,353.388 million and its legal representative is Mr. Wang Xin. Yankuang Group is principally engaged in coal production, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set of machinery and electrical equipment. The actual controller of Yankuang Group is the State-owned Assets Supervision and Administration Commission of the People’s Government of Shandong Province.

During the reporting period, the Company’s controlling shareholder or its actual controller remained unchanged.

Diagram of equity and relationship of control between the Company and the actual controller:

As at 31 December 2010, HKSCC Nominees Limited held 1,951,633,946 H Shares of the Company, representing 39.68% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

(6)	PRE-EMPTIVE RIGHTS

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights requiring the Company to offer new shares on a pro-rata basis to its existing Shareholders.

Chapter 06

Board of Directors, Supervisors, Senior Management and Employees

I.	BOARD OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (AS AT THE DISCLOSURE DATE OF THIS ANNUAL REPORT)

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease during the reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & Ending date of the current office term Note 1
Li Weimin	Male	Chairman of the Board	0	0	0	—	30 December 2010 –20 May 2011

Wang Xin	Male	Vice Chairman of the Board	0	0	0	—	30 December, 2010 – 20 May 2011

Shi Xuerang	Male	Director	0	0	0	—	27 June 2008 –20 May 2011

Wu Yuxiang	Male	Director, Chief Financial Officer	20,000	0	20,000	No change	27 June 2008 –20 May 2011

Wang Xinkun	Male	Director, Deputy General Manager	0	0	0	—	27 June 2008 – 20 May 2011

Zhang Baocai	Male	Director, Deputy General Manager, Secretary of the Board	0	0	0	—	Director, Secretary of the Board: 27 June 2008 – 20 May 2011 Deputy General Manager: 25 March 2011 – 20 May 2011

Dong Yunqing	Male	Employee Director	0	0	0	—	27 June 2008 –20 May 2011

Pu Hongjiu	Male	Independent Non-executive Director	0	0	0	—	27 June 2008 –20 May 2011

Zhai Xigui	Male	Independent Non-executive Director	0	0	0	—	27 June 2008 –20 May 2011

Li Weian	Male	Independent Non-executive Director	0	0	0	—	27 June, 2008 –20 May 2011

Wang Junyan	Male	Independent Non-executive Director	0	0	0	—	27 June 2008 –20 May 2011

Song Guo	Male	Chairman of the Supervisory Committee	1,800	0	1,800	No change	27 June 2008 –20 May 2011

Zhou Shoucheng	Male	Deputy Chairman of the Supervisory Committee	0	0	0	—	27 June 2008 –20 May 2011

Zhang Shengdong	Male	Supervisor	0	0	0	—	27 June 2008 –20 May 2011

Zhen Ailan	Female	Supervisor	0	0	0	—	27 June 2008 –20 May 2011

Wei Huanmin	Male	Employee Supervisor	0	0	0	—	27 June 2008 –20 May 2011

Board of Directors, Supervisors, Senior Management and Employees	Chapter 06

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease during the reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & Ending date of the current office term Note [1]

Xu Bentai	Male	Employee Supervisor	0	0	0	—	27 June 2008 –20 May 2011
Zhang Yingmin	Male	General Manager	0	0	0	—	25 March 2011 – 20 May 2011
Jin Tai	Male	Deputy General Manager	0	0	0	—	27 June 2008 –20 May 2011
He Ye	Male	Deputy General Manager	0	0	0	—	27 June 2008 –20 May 2011
Lai Cunliang	Male	Deputy General Manager	0	0	0	—	27 June 2008 –20 May 2011
Tian Fengze	Male	Deputy General Manager	0	0	0	—	27 June 2008 –20 May 2011
Shi Chengzhong	Male	Deputy General Manager	0	0	0	—	27 June 2008 –20 May 2011
Ni Xinghua	Male	Chief Engineer	0	0	0	—	27 June 2008 –20 May 2011

Notes:

1.	The above terms of office end at the closing of the Shareholders’ meeting for the election of members for the new sessions of the Board and Supervisory committee and at the closing of the Board meeting for appointments or dismissals of senior management.
2.	Save as disclosed above, as at 31 December 2010, none of the Directors, chief executive and senior management had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO), nor had any of them been granted any rights or short positions to subscribe for any interest in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

All of the above disclosed interests represent the Company’s long position in shares.

3.	As at 31 December 2010, the Directors, Supervisors and senior management together held 21,800 of the Company’s shares, representing 0.0005% of the share capital of the Company. The Directors and Supervisors held these shares as beneficial owners.

As at 31 December 2010, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

Chapter 06	Board of Directors, Supervisors, Senior Management and Employees

II.	MAJOR WORK EXPERIENCE

(1)	Brief biography of Directors, Supervisors and Senior Management

Directors

LI Weimin, aged 50, a researcher in engineering technique applications, doctor of mining engineering and holder of an EMBA degree. Mr. Li is the chairman of the Board of Yanzhou Coal Mining Company Limited. Mr. Li is also a director, the general manager and the deputy secretary of the party committee of Yankuang Group. Mr. Li joined the predecessor of the Company in 1982. In 2002, Mr. Li was appointed as the manager of the Jining Coal Mine III of the Company. In 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group. In May 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group. Mr. Li was appointed as the general manager of the Company in July 2009 and was subsequently appointed as the vice chairman of the Company in February 2010. On 15 December 2010, Mr. Li was appointed as a Director, the general manager and the deputy secretary of the party committee of Yankuang Group. On 30 December 2010, Mr. Li was appointed as the chairman of the Board. Mr. Li graduated from China University of Mining and Technology and Nankai University.

WANG Xin, aged 52, a researcher in engineering technique application, doctor of engineering technology and holding an EMBA degree, the vice chairman of the Board. Mr. Wang is also the chairman of the board and the secretary of the party committee of Yankuang Group. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as a director of the board of directors and deputy general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he was appointed as a Director and the chairman of the Board. Since 2007, he has been the deputy secretary of the party committee of Yankuang Group. On 15 December 2010, Mr. Wang was appointed as the chairman of the board of directors and the secretary of the party committee of Yankuang Group. On 30 December 2010, Mr. Wang was appointed as the vice chairman of the Board. Mr. Wang graduated from China University of Mining and Technology and Nankai University.

SHI Xuerang, aged 56, a senior engineer and holder of an EMBA degree, is a Director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as a deputy general manager in 2003 and was appointed as a Director of the Company in 2005. Mr. Shi graduated from Nankai University.

WU Yuxiang, aged 49, a senior accountant with a master’s degree, is a Director and the chief financial officer of the Company. Mr. Wu joined the Company’s predecessor in 1981. Mr. Wu was appointed as the manager of the finance department of the Company in 1997, and was appointed as a Director and the chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

Board of Directors, Supervisors, Senior Management and Employees	Chapter 06

WANG Xinkun, aged 58, a senior economist with a master’s degree, is a Director and the deputy general manager of the Company. Mr. Wang joined the Company’s predecessor in 1977. Mr. Wang became a manager of the coal transportation and sales department of the Company in 2000, and the deputy general manager of the Company in 2002. He was appointed as a Director of the Company in 2004. Mr. Wang graduated from Tianjin University.

ZHANG Baocai, aged 43, a senior accountant with an EMBA degree, is a Director, the deputy manager and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed as a Director and the board secretary of the Company in 2006 and was appointed as the deputy general manger of the Company in 2011. Mr. Zhang graduated from Nankai University.

DONG Yunqing, aged 55, a professor-level senior administrative officer, is a Director and the chairman of the labor union of the Company. Mr. Dong joined the Company’s predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 1996 to 2002. Mr. Dong was appointed as a Director and the chairman of the labor union of the Company in 2002. Mr. Dong graduated from Central Communist Party School Correspondence Institute.

Independent Non-Executive Directors

PU Hongjiu, aged 74, a professor-level senior engineer, is an independent non-executive Director of the Company. He is currently the deputy director of National Energy Experts Advisory Committee, the honorary chairman of the China Coal Industry Association and the chairman of the China Coal Society. Mr. Pu served as the deputy minister of the Ministry of Coal Industry and from 1997-2002 he was a member of the Communist Party of China Central Commission of Discipline Inspection. Mr. Pu was a party group member and the head of disciplinary inspection unit of the State Administration of Work Safety and State Administration of Coal Mine Safety in 2001. He has been the chairperson of China Coal Academy since 2001, the first vice-chairman of the China Coal Industry Association from 2003 to 2009 and the honorary chairman in 2009. In 2007, he was appointed as the deputy director of National Energy Experts Advisory Committee. He was appointed as an independent non-executive Director of the Company in 2005. Mr. Pu graduated from Hefei Mining Institute.

Chapter 06	Board of Directors, Supervisors, Senior Management and Employees

ZHAI Xigui, aged 68, a senior auditor, is an independent non-executive director of the Company. Mr. Zhai is currently the president of the China Audit Society. Mr. Zhai was the deputy chief auditor of the National Audit Office in 1996 and was the vice secretary of the party group of the National Audit Office in 1999. He was elected as the deputy to the 10th Session of the National People’s Congress of the PRC (“NPC”) and a member of the Finance and Economics Committee of the 10th Session of the NPC in 2003. Mr. Zhai was appointed as the president of China Audit Society in 2005 and as an independent non-executive Director of the Company in 2008. Mr. Zhai graduated from Central University of Finance and Economics.

LI Weian, aged 54, a doctor of management and a doctor of economics, is an independent non-executive Director of the Company and a professor of Nankai University. Mr. Li is the president of Dongbei University of Finance, a director of the Corporate Management Research Center and a part-time member of the Science Counseling Team of the Degree Committee of the State Council and a deputy director of the Business Administration Teaching Direction Committee of the Ministry of Education, enjoying the special government allowance. He was appointed as the Dean of the Business School of Nankai University in 1997, became one of the first group of National distinguished professors in Arts appointed under the Cheung Kong Scholars Program in 2004 and undertook the position as an independent non-executive Director of the Company in 2008. Mr. Li graduated from Nankai University and Keio University.

WANG Junyan, aged 40, holder of a master’s degree in finance and an independent non-executive director of the Company. Mr. Wang is the chairman of the board and the investment director of Shenghai Investment and Management Co., Ltd. and the managing director and an investment director of CITIC Securities International Investment and Management (Hong Kong) Co., Ltd. He was appointed as the managing director of Shanghai First Finance Group Co., Ltd. in October 1997, and was appointed as the chairman of the board and an investment director of Shenghai Investment and Management Co., Ltd in January 2007. He was appointed as an independent non-executive Director of the Company and the managing director and the investment director of CITIC Securities International Investment and Management (Hong Kong) Co., Ltd. in 2008. Mr. Wang graduated from the University of Hong Kong.

Supervisors

SONG Guo, aged 56, a professor-level senior administrative officer with an EMBA degree, is the chairman of the Supervisory Committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He was the secretary of the disciplinary inspection committee of Yankuang Group from 2003 to 2007. He was appointed as a deputy secretary of the party committee of Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. In 2008, Mr. Song became the chairman of the supervisory committee of the Company. He graduated from Nankai University.

Board of Directors, Supervisors, Senior Management and Employees	Chapter 06

ZHOU Shoucheng, aged 58, a professor-level senior administrative officer with Master’s degree, is the vice chairman of the Supervisory Committee of the Company and the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee of Xinglongzhuang Coal Mine successively from 1984 to 2002. He was the chairman of the labor union of Yankuang Group from 2002 to 2007 and became the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group in 2007. In 2008, Mr. Zhou was appointed as the vice chairman of the Supervisory Committee of the Company. Mr. Zhou graduated from Central Communist Party School Correspondence Institute.

ZHANG Shengdong, aged 54, is a senior accountant, a Supervisor of the Company. He is also the assistant to the general manager, the deputy chief accountant and the head of the finance department of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the head of the Finance Department of Yankuang Group in 1999. He also became the deputy chief accountant of Yankuang Group and a Supervisor of the Company in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. Mr. Zhang graduated from China University of Mining and Technology.

ZHEN Ailan, aged 47, is a senior accountant, a senior auditor, a Supervisor of the Company and the deputy director of the audit department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the deputy director of the audit division of Yankuang Group in 2002 and was appointed as the deputy head of the audit department of Yankuang Group in 2005. In 2008, Ms Zhen became a Supervisor of the Company. Ms. Zhen graduated from Northeastern University of Finance and Economics.

WEI Huanmin, aged 54, a professor-level senior administrative officer, an Employee Supervisor and the secretary of the disciplinary inspection committee of the Company. Mr. Wei joined the Company’s predecessor in 1984. He was the deputy secretary of the disciplinary inspection committee and the director of the division of inspection of the Company from 2002 to 2006. He was appointed as the secretary of the disciplinary inspection committee of the Company in 2006. In 2008, Mr. Wei became an Employee Supervisor of the Company. Mr. Wei graduated from Central Communist Party School Correspondence Institute.

XU Bentai, aged 52, a professor-level senior administrative officer with a master’s degree, is an employee supervisor of the Company and the chairman of Jining III Coal Mine’s labor union. Mr. Xu joined the Company’s predecessor in 1978 and became the chairman of Jining III Coal Mine’s labor union in 1999. Mr. Xu became an employee supervisor of the Company in 2002. Mr. Xu graduated from the Party School of Shandong Provincial Communist Committee.

Chapter 06	Board of Directors, Supervisors, Senior Management and Employees

Senior Management

ZHANG Yingmin, aged 57, a researcher in engineering technology application with an EMBA degree, is the general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971. Mr. Zhang became the head of Production and Technology Department of Yankuang Group in 1996. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and became chief of the safety supervision bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the general manager of the Company in 2011. Mr. Zhang graduated from Nankai University.

JIN Tai, aged 59, a researcher in engineering technology application with a master’s degree, is a deputy general manager of the Company. Mr. Jin joined the Company’s predecessor in 1968. He became the head of Xinglongzhuang Coal Mine in 1997 and became the deputy general manager of Yankuang Group in 2000. Mr. Jin has been appointed as a deputy general manager of the Company since 2004. Mr. Jin graduated from China University of Mining and Technology.

HE Ye, aged 53, a researcher in engineering technology application, a doctor of engineering, is a deputy general manager of the Company. Mr. He joined the Company’s predecessor in 1993. He became the head of Jining II Coal Mine in 1999 and became the executive deputy general manager of an industrial company subordinated to Yankuang Group in 2002. Mr. He has been appointed as a deputy general manager of the Company since 2004. Mr. He graduated from China University of Mining and Technology.

LAI Cunliang, aged 50, a senior engineer with a master’s degree in mining engineering and an EMBA degree, is a deputy general manager of the Company. Mr. Lai joined the Company’s predecessor in 1980 and became the head of Xinglongzhuang Coal Mine of the Company in 2000. He has been a director and the general manager of Yancoal Australia Pty since 2004. Mr. Lai became a deputy general manager of the Company in 2005 and became executive director of Yancoal Australia Pty in 2009. He graduated from China University of Mining and Technology and Nankai University.

TIAN Fengze, aged 54, a senior economist with a master’s degree, is a deputy general manager of the Company. Mr. Tian joined the Company’s predecessor in 1976 and became the head of Beisu Coal Mine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He graduated from the Party School of Shandong Provincial Communist Committee.

SHI Chengzhong, aged 48, a researcher in engineering technology application with an EMBA degree and Master of Mining engineering, is a deputy general manager of the Company. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He graduated from Northeastern University and Nankai University.

NI Xinghua, aged 54, a researcher in engineering technology application with a master’s degree, is the chief engineer of the Company. Mr. Ni joined the Company’s predecessor in 1975 and became a deputy chief engineer of Yankuang Group in 2000. He has been appointed as the chief engineer of the Company since 2002. Mr. Ni graduated from Tianjin University.

Board of Directors, Supervisors, Senior Management and Employees	Chapter 06

(2)	Term of office of Directors, Supervisors and senior management employed by the Controlling Shareholder

Name	Unit	Title	Employment

Li Weimin	Yankuang Group	General Manager, the party committee deputy Secretary, director	Since 15 December 2010

Wang Xin	Yankuang Group	Chairman of the board of directors, the party committee Secretary	Since 15 December 2010

Shi Xuerang	Yankuang Group	Vice General Manager	Since 16 October 2003

Song Guo	Yankuang Group	The party committee deputy Secretary	Since 16 December 2004

Zhou Shoucheng	Yankuang Group	Chairman of the Labor Union,	Since 26 May 2002

		Secretary of the Disciplinary Inspection Committee	Since 13 December 2007

Zhang Shengdong	Yankuang Group	Deputy chief Accountant	Since 9 June 2002

		Assistant to General Manager	Since 30 October 2008

		Head of Finance Department	Since 28 January 1999

Zhen Ailan	Yankuang Group	Deputy Director of Audit Department	Since 13 March 2005

Zhang Yingmin	Yankuang Group	Director	Since 16 December 2004

Chapter 06	Board of Directors, Supervisors, Senior Management and Employees

(3)	Term of office of Directors, Supervisors and senior management in associated companies

Name	Unit	Title	Employment

Li Weimin	Yanmei Heze Neng Hua Co., Ltd	Vice Chairman of the Board	Since 28 October 2009
	Yanzhou Coal Mining Ordos Neng Hua Co., Ltd	Vice Chairman of the Board	Since 19 December 2009
	Yancoal Australia Pty Limited	Vice Chairman of the Board	Since 19 December 2009
	Austar Coal Mine Pty Limited	Vice Chairman of the Board	Since 19 December 2009
	Felix Resources Limited	Vice Chairman of the Board	Since 19 December 2009
	Shaanxi Future Energy Chemical Corp. Ltd	Chairman of the Board	Since 22 January 2011

Wang Xin	Shanghai Yankuang Energy Science Research Co., Ltd.	Chairman of the Board	Since 20 January, 2003
	Yanmei Heze Neng Hua Co., Ltd	Chairman of the Board	Since 14 May 2004
	Yancoal Australia Pty Limited	Chairman of the Board	Since 13 August 2005
	Austar Coal Mine Pty Limited	Chairman of the Board	Since 13 August 2005
	Yankuang Xinjiang Neng Hua Company Limited	Chairman of the Board	Since 18 July 2007
	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Chairman of the Board	Since 21 July 2009
	Yanzhou Coal Mining Ordos Co., Ltd	Chairman of the Board	Since 19 December 2009
	Felix Resources Limited	Chairman of the Board	Since 19 December 2009

Wu Yuxiang	Yanmei Heze Neng Hua Co., Ltd	Director	Since 14 May 2004
	Yancoal Australia Pty Limited	Director	Since 13 August 2005
	Austar Coal Mine Pty Limited	Director	Since 13 August 2005
	Yanzhou Coal Shanxi Neng Hua Company Limited	Director	Since 15 June 2007
	Felix Resources Limited	Director	Since 19 December 2009
	Huadian Zouxian Power Generation Company Limited.	Chairman of the Supervisory Committee	Since 14 August 2007

Wang Xinkun	Shandong Yanmei Shipping Co., Ltd	Chairman of the Board	Since 10 December 2003
	Yanzhou Coal Shanxi Neng Hua Company Limited	Director	Since 15 June 2007
	Huadian Zouxian Power Generation Company Limited.	Vice Chairman of the Board	Since 14 August 2007

Zhang Baocai	Yanzhou Coal Yulin Neng Hua Co., Ltd	Director	Since 23 July 2008
	Inner Mongolia Haosheng Coal Mining Company Limited	Director	Since 17 November 2010
	Shaanxi Future Energy Chemical Corp. Ltd	Chairman of the Supervisory Committee	Since 22 January 2011

Board of Directors, Supervisors, Senior Management and Employees	Chapter 06

Name	Unit	Title	Employment

Pu Hongjiu	Shanghai Datun Energy Company Limited	Independent Non-executive Director	Since 20 April 2004

Wang Junyan	Livzon Pharmaceuticals Company Limited	Independent Non-executive Director	Since 16 April 2007
	China Aerospace International Holdings Ltd	Independent Non-executive Director	Since 30 March 2007
	Shenghai Investment and Management Co., Ltd.	Chairman and Investment Director	Since 1 January 2007
	CITIC Securities International Investment and Management (Hong Kong) Co., Ltd.	Managing Director and Investment Director	Since 1 August 2008
	China New Economy Investment Co., Ltd	Executive Director	Since 1 February 2010

Song Guo	Jinan Yangguang Yibai Estate Development Co., Ltd	Chairman of the Supervisory Committee	Since 30 August 2005

Zhang Shengdong	Yanzhou Coal Shanxi Neng Hua Company Limited	Chairman of the Supervisory Committee	Since 15 June 2007
	Yankuang Group Finance Co., Ltd	Vice Chairman of the Board	Since 18 April 2010
	Shaanxi Future Energy Chemical Corp. Ltd	Director	Since 22 January 2011

Zhen Ailan	Beijing Yinxin Guanghua Real Estate Development Company	Chairman of the Supervisor Committee	Since 20 May 2005
	Jinan Yangguang Yibai Real Estate Development Company	Supervisor	Since 30 August 2005
	Yankuang Group Fiance Co., Ltd	the Chief of Supervisor	Since 18 April 2010
	Yankuang Aluminum International Trade Co., Ltd	Chairman of the Supervisor Committee	Since 3 February 2010

Wei Huanmin	Yanzhou Coal Yulin Neng Hua Co., Ltd	Chairman of the Supervisory Committee	Since 23 July 2008
	Yanzhou Coal Ordos Neng Hua Co., Ltd	Chairman of the Supervisory Committee	Since 19 December 2009
	Yanmei Heze Neng Hua Co., Ltd	Chairman of the Supervisory Committee	Since 28 October 2009

He Ye	Yanzhou Coal Yulin Neng Hua Co., Ltd	Director, General Manager	Since 23 July 2008
	Yanzhou Coal Ordos Neng Hua Co., Ltd	Director, General Manager	Since 19 December 2009
	Inner Mongolia Haosheng Coal Mining Limited	Chairman of the Board	Since 17 November 2010

Lai Cunliang	Yancoal Australia Pty Limited	Executive Director	Since 19 December 2009
	Austar Coal Mine Pty Limited	Executive Director	Since 19 December 2009
	Felix Resources Limited	Executive Director	Since 19 December 2009

Chapter 06	Board of Directors, Supervisors, Senior Management and Employees

Name	Unit	Title	Employment

Shi Chengzhong	Guizhou Panjiang Coal Power Company Limited	Director	Since 4 November 2003
	Shaanxi Future Energy Chemical Corp. Ltd	Director	Since 22 January 2011
Ni Xinghua	Shaanxi Future Energy Chemical Corp. Ltd	Director	Since 22 January 2011

III.	REMUNERATION POLICY FOR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for the senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and benefit income. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas benefit income is determined by the actual operational achievement of the Company. The annual remuneration for the Directors and senior management of the Company are pre-paid on a monthly basis and are cashed after the assessment to be carried out in the following year.

The remuneration policy for the other employees of the Group is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Rewards are linked to the Company’s overall economic efficiency.

The aggregate wages and bonuses for the year 2010 paid for Directors, Supervisors and senior management of the Group were RMB5.778 million (tax inclusive), with details listed below:

Title	Name	Salary received in the reporting period (tax inclusive) (RMB’000)

Director	Wang Xin	Wages and allowance received from the Controlling Shareholder
	Geng Jiahuai	Wages and allowance received from the Controlling Shareholder
	Li Weimin	226
	Shi Xuerang	Wages and allowance received from the Controlling Shareholder
	Chen Changchun	Wages and allowance received from the Controlling Shareholder
	Wu Yuxiang	323
	Wang Xinkun	412
	Zhang Baocai	374
	Dong Yunqing	371
	Pu Hongjiu	113
	Zhai Xigui	113
	Li Weian	113
	Wang Junyan	113

Board of Directors, Supervisors, Senior Management and Employees	Chapter 06

Title	Name	Salary received in the reporting period (tax inclusive) (RMB’000)

Supervisor	Song Guo	Wages and allowance received from the Controlling Shareholder
	Zhou Shoucheng	Wages and allowance received from the Controlling Shareholder
	Zhang Shengdong	Wages and allowance received from the Controlling Shareholder
	Zhen Ailan	Wages and allowance received from the Controlling Shareholder
	Wei Huanmin	366
	Xu Bentai	415

Senior	Zhang Yingmin	227
Management	Jin Tai	227
	He Ye	226
	Lai Cunliang	664
	Qu Tianzhi	342
	Tian Fengze	349
	Shi Chengzhong	410
	Ni Xinghua	394

IV.	APPOINTMENT, RESIGNATION OR ELECTION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(1)	Election of Directors, Chairman and Vice Chairman of the Board

At the first extraordinary general meeting of 2010 of the Company and the thirteenth meeting of the fourth session of the Board held on 26 February 2010, Mr. Li Weimin was elected as director and vice chairman of the fourth session of the Board.

At the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Mr. Li Weimin and Mr. Wang Xin were elected as the chairman and the vice chairman of the fourth session of the Board respectively.

(2)	Resignation of Directors

Mr. Geng Jiahuai, the former Vice Chairman of the Board, had submitted his resignation report to the Board on

30 December 2010. Following his resignation, Mr. Geng would no longer hold any offices as vice chairman and Director of the Company.

Mr. Chen Changchun, the former Director of the Board, had submitted his resignation report to the Board on 9 March 2011. Following his resignation, Mr. Chen would no longer hold any offices as Director of the Company.

Chapter 06	Board of Directors, Supervisors, Senior Management and Employees

(3)	Change of the Senior Management

At twentieth meeting of the fourth session of the Board held on 25 March 2011, Mr. Zhang Yingmin was appointed as the general manager of the Company and Mr. Zhang Baocai was appointed as the deputy general manager of the Company.

Mr. Qu Tianzhi, former vice general manager of the Company resigned from his position on 27 August 2010 as a result of change of job.

Save as disclosed above, there was no other appointment or resignation of Directors, Supervisors and senior management during the reporting period.

V.	INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, Supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company, its Controlling Shareholder, any of its subsidiaries or fellow subsidiaries during the year ended 31 December 2010.

VI.	EMPLOYEES

As at 31 December 2010, the Group had a total number of 50,909 employees, of whom 3,687 were administrative personnel, 1,863 were technicians, 35,403 were involved in production and 9,956 were other supporting staff.

The Group had 20.6% of staff who had diploma or degree, 68.5% of staff had middle school education (including high school or technical school) and 10.9% of staff had primary school education or below.

Pursuant to the “Provision of Labor Service Supply Agreement” entered into between the Company and Yankuang Group, Yankuang Group shall provide welfare services to the resigned and retired staff of the Company, while the Company shall pay welfare fees (including welfare expenses required by the PRC such as pensions, subsidies and other benefits) to the resigned and retired staff of Yankuang Group. During the reporting period, the total number of resigned and retired staff of which the Group was responsible for their welfare payment was 16,752.

The total wages and allowances of the staff of the Group for the year 2010 amounted to RMB4.0868 billion.

Chapter 07

Corporate Governance

I.	CORPORATE GOVERNANCE

(in accordance with PRC CASs)

In accordance with PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system of the Company and the requirements in relevant documents detailed by the CSRC.

(1)	Corporate Governance

The Company has closely monitored the securities market standards and amendments to rule of law, and has actively improved its corporate governance during the reporting period:

1.	As approved at the first 2010 extraordinary general meeting of the Company held on 26 February 2010, the Company amended the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited and the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited. Following amendments to the listing regulatory requirements and the Articles, amendments have been made to the duties and powers of independent Directors, the composition of specialized committees, the composition of the Supervisory Committee and method of notification of Supervisory Committee meetings.

2.	As approved at the thirteenth meeting of the fourth session of the Board of the Company held on 26 February 2010, the Company made amendments to the Information Disclosure Management System of Yanzhou Coal Mining Company Limited, established an accountability system concerning the responsibility for the information disclosure of significant errors and a record system of the use of external information, improved the use of external information system and amended the accountability provisions concerning unauthorized disclosure and non-disclosure of important information.

3.	As approved at the fourteenth meeting of the fourth session of the Board of the Company held on 23 April 2010, the Company made amendments to the Management and Use System of Raised Funds of Yanzhou Coal Mining Company Limited and the Code for Securities Transactions of the Management of Yanzhou Coal Mining Company Limited, amended the provisions of the management and use of excess raised funds, improved the provisions of preceding procedure, limitation of amount, untradeable period and the legal procedure required by the change of securities after the securities transactions.

4.	As approved at the first 2011 extraordinary general meeting of the Company held on 18 February 2011, the Company amended the Articles of Yanzhou Coal Mining Company Limited, the Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited and the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited. Amendments have been made to the procedure for proposing the general meeting by qualified shareholders, and the approval authority of the Board of Directors and the general manager.

Chapter 07	Corporate Governance

(2)	Work policy and performance of Independent Directors

The Committee of Independent Directors was set up at the time of establishment of the Company. At the twentieth meeting of the second session of the Board meeting held on 25 April 2005, the Work Policy and Performance of Independent Directors of Yanzhou Coal Mining Company Limited was approved. This policy mainly included the duties and powers of independent Directors, the work policy of independent non-executive Directors with regards to the preparation of annual reports, their terms of office and conditions, protection of the right of information, risks and protection of duties, etc. The Company has continuously amended and improved the duties of independent non-executive Directors according to the relevant listing rules.

During the reporting period, the independent Directors have carried out their duties in accordance with the requirements of the CSRC’s Corporate Governance of Listing Companies, Guiding Opinion Relating to the Establishment of Independent Director Systems by Listed Companies, foreign and domestic listing rules, the Articles and the Work Policy of Independent Directors by Yanzhou Coal Mining Company Limited. The independent Directors have attended the Company’s Board meetings in 2010, actively participated in the establishment of committees under the Board, provided professional and constructive advice on significant matters of the Company and have performed an important function in the operation of the Company by protecting the legitimate interests of minority Shareholders.

During the reporting period, the independent Directors of the Company have expressed a concurring opinion on the 2010 remuneration policies of the Company’s Directors, Supervisors and senior management, the election of Directors and the recruitment of senior management. They also issued a special opinion in relation to the granting of the external guarantee for the year 2009 and the first half of 2010. Independent opinions were expressed in relation to the execution of daily connected transactions for the year 2009.

During the reporting period, the attendance at Board meetings by the independent Directors was as follows:

Name of Independent Non-executive Director	Number of board meetings held during the year (number)	Attendance in person (number)	Attendance by proxy (number)	Absence (number)

Pu Hongjiu	6	6	0	0
Zhai Xigui	6	6	0	0
Li Weian	6	6	0	0
Wang Junyan	6	6	0	0

Note: In accordance with the listing rules of CSRC and the Articles, the Directors may vote in the meeting by facsimile.

Corporate Governance	Chapter 07

During the reporting period, the independent Directors had no objections to any resolutions or other matters.

In the progress of preparing the 2010 annual report, the independent Directors strictly complied with the Notice of the China Securities Regulatory Commission (Announcement of Securities and Future Commission [2010] No. 37) and conscientiously fulfilled their duties, maximizing their independent role in the preparation of the annual report.

(3)	“Five Separations”

Human Resources: The Company maintains independence in areas of labor, personnel and payroll management. The senior management of the Company are remunerated by the Company and they have not taken up other duties other than as Directors of the Controlling Shareholder.

Assets: The Company is equipped with an independent production system, a supplementary production system and related facilities, as well as a purchase and sales system. The Company is the legal owner of certain industrial property rights, intangible assets such as non-patented technology. The trade mark of the Company is registered and owned by the Controlling Shareholder and can be used by the Company at zero consideration.

Finance: The Company has established an independent finance department, an independent accounting system and an independent financial management policy. The Company has maintained separate bank accounts.

Organization: The Company has a complete internal business and management structure and independently exercises its management authority. There does not exist any supervisory or reporting relationships with the functional departments of the Controlling Shareholder or other controlled entity.

Business: The Company operates with an extensive business scope that is independent from the Controlling Shareholder or other controlled entity.

Chapter 07	Corporate Governance

(4)	The Internal Control System of the Company

1.	The Establishment and Implementation of the Internal Control System

During the reporting period, in accordance with the relevant requirements under Basic Norms of Internal Control for Enterprises and the Supporting Guidelines of Internal Control jointly issued by Ministry of Finance, China Securities Regulatory Commission(CSRC), the Audit Committee, China Banking Regulatory Commission(CBRC) and the China Insurance Regulatory Commission; the US Sarbanes-Oxley Act; Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) issued by Hong Kong Stock Exchange, the Group has made arrangements regarding internal control procedures and systems for the Company, its subordinated departments and subsidiaries, and the business of the Company to further strengthen the establishment of the internal control system, established and strengthened its internal control system. The comprehensive rectification of the Basic Norms of Internal Control of Yanzhou Coal Mining Company Limited commenced in October 2010. The working team for the basic norms of internal control of the Company was established, with Chairman of the Board acting as the first duty officer, chief financial officer as the coordinator and the Finance Department as the leading department responsible for all the detailed work during the implementation of the basic norms of internal control. The audit department of the Board of the Company, finance department, information management department, risk management department, human resources department, planning development department and other departments serve as the internal control organizations and the main inspecting and supervisory divisions.

2.	The Working Plan and Implementation Scheme of the Establishment of the Internal Control System

Pursuant to the Implementation Scheme of the Basic Norms of Internal Control formulated by the Company, the revised Basic Norms of Internal Control of Yanzhou Coal Mining Company Limited is to be completed by the end of March 2011. The Self-assessment of corresponding basic norms of the subsidiaries of the Company will be formulated by the first half of 2011. At the same time, the Company has formulated the working plan of engaging certified public accountants for evaluation of the internal control and has made detailed arrangement for this evaluation for the year 2011.

3.	The Establishment and Operation of the Internal Control System of the Financial Statement

During the reporting period, the Company has further strengthened the establishment of the internal control system of the financial statement. The establishment of internal system including “Examination Method of Informationalized Management” and “Opinions in relation to the Further Strengthening of the Internal Financial Control”, has improved the system and strengthened the inspection of the fundamental procedures and business training, which further enhanced the execution capacity of the system and ensured the authenticity and integrity of the financial statement of the Company.

Corporate Governance	Chapter 07

4.	Statement of the Board on the Responsibility for the Internal Control

In accordance with the regulations under Basic Norms of Internal Control for Enterprises and Basic Norms of Internal Control of Yanzhou Coal Mining Company Limited, the Board is responsible for the establishment and effective implementation of internal control system; the Supervisory Committee is responsible for supervision of the internal control system established and implemented by the Board; the management is responsible for the organization and management of the daily operation of internal control.

5.	Appraisal of the Effectiveness of the Operation of the Internal Control

The Board has assessed the effectiveness of the Company’s internal control system at least once a year since 2007. As at the disclosure date of this annual report, the conclusions to the appraisal of the effectiveness of the operation of the internal control system of the Company for the year 2009 and 2010 are as follows:

1)	At the fourteenth meeting of the fourth session of the Board held on 23 April 2010, the Board made an assessment on the effectiveness of its internal control systems of the Company for the year 2009. The Board considered that the internal control system of the Company is sound and has been implemented effectively and no major fault was found in the design of the internal control or its implementation. Under the assessment made by Grant Thornton Certified Public Accountants, as at 31 December 2009, based on the Internal Control – Overall Framework Report issued by the Anti-False-Financial-Report Committee of America, effective internal control was maintained in each aspect of the financial statements of the Company.

2)	At the twentieth meeting of the fourth session of the Board held on 25 March 2011, the Board made an assessment on the effectiveness of its internal control systems for the year 2010. The assessment result was that the internal control system of the Company is sound and has been implemented effectively. There was no major fault in the design of the internal control or implementation. As at the disclosure date of this report, Grant Thornton Jingdu Tianhua is making an external assessment on whether the internal control of the Company in 2010 complies with the requirements of the US Sarbanes-Oxley Act.

The self-assessment report of the Board was posted on the Shanghai Stock Exchange’s website, Hong Kong Stock Exchange’s website and the Company’s website.

(5)	The implementation of insider management system during the reporting period

During the reporting period, the Company strictly enforced the relevant provisions of the insider system in the “Information Disclosure Management System of Yanzhou Coal Mining Company Limited.”, and no insiders traded the shares of the Company before the disclosure of the significant price-sensitive internal information.

Chapter 07	Corporate Governance

(6)	Appraisal and Motivation Mechanism for Senior Management and the relevant Award System during the Reporting Period

The Company has adopted a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company since 2003. This links the assessment results with the economic and operational achievement of the Company. In accordance with the relevant operation and management indicators and standards, the Company assesses the performance and efficiency of the senior management. Pursuant to the completion of the operation indicators of the senior management and the results of the assessment, the Company would pay the remuneration to the senior management for the year 2010.

(7)	Horizontal Competition and Connected Transactions

No horizontal competition was found between the Company and the Controlled Shareholder.

The details of connected transactions are described in the paragraph headed “V. Major Connected Transactions” under the Chapter headed “Chapter 10. Significant Event” in this annual report.

(8)	The Performance Report of the Corporate Social Responsibility

The performance report of the Corporate Social Responsibility was posted on the Shanghai Stock Exchange’s website, Hong Kong Stock Exchange’s website and the Company’s website.

(9)	Inspection of the Supervision Institutions

According to the Site Inspection Methods for Listed Companies, Shandong Securities Regulatory Bureau of CSRC conducted routine supervisory inspection on the regulated operation of listed companies within its jurisdiction in 2010. Shandong Securities Regulatory Bureau conducted a site inspection on the Company from 21 July 2010 to 30 July 2010 and issued Decision on Administrative and Supervisory Measures.

“Rectification Scheme for the ‘Decision on Administrative and Supervisory Measures’ of Shandong Securities Regulatory Bureau” (“Rectification Scheme”) was approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010. As at the disclosure date of this report, all rectifications in the Rectification Scheme were completed excluding the rectification item of “overlapping of use of offices between the Company and Yankuang Group” which will be fulfilled by the end of 2011.

For details, please refer to the “Rectification Scheme” dated on 31 December 2010. The above disclosure information was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or China Securities Journal and Shanghai Securities news.

Corporate Governance	Chapter 07

II.	REPORT OF CORPORATION GOVERNANCE

(Under the Hong Kong listing rules)

(1)	Compliance with Corporate Governance Practices

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company’s operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

The corporate governance rules implemented by the Group include, but are not limited to, the following: the Articles, the Rules of Procedure for Shareholders’ Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. For the year ended 31 December 2010 and as of the date of this annual report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Code on Corporate Governance Practices (the “Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules.

The following are major aspects of the corporate governance practice adopted by the Group, which are more stringent than the Corporate Governance Code:

•

The Company actively carried forward the development of the specialized committee of the Board. Besides the requirement of establishing audit committee of the Board, remuneration committee of the Board as set out in the Corporate Governance Code and nomination committee of the Board as suggested best practice under the Corporate Governance Code, the Company also established the strategy and development committee of the Board. All these committees were entrusted with detailed responsibilities.

•

The provisions set out in the Code for Securities Transactions of the Management, and the Standard of Conduct and Professional Ethics of the Senior Employees, are stricter than those of the Model Code of the Hong Kong Listing Rules;

•

The Group improved the structure of its internal control system to comply with the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange, Basic Norms of Internal Control jointly issued by five ministries including the Chinese Ministry of Finance and the provisions under the Corporate Governance Code others. Meanwhile, the Group has been facilitating the establishment of the internal control system for its businesses in the Australia. The standards of the internal control are more detailed than those of the Corporate Governance Code;

Chapter 07	Corporate Governance

•	The Company announced the evaluation conclusions of the Board in relation to the effectiveness of internal control for the year 2010;

During the reporting period, the Company has strictly complied with the above corporate governance practices and has not deviated from any such requirements.

(2)	Securities Transactions of Directors and Supervisors

Having made enquiries of all the Directors and Supervisors, the Directors and Supervisors have strictly complied with the Model Code and the Code for Securities Transactions of the Management of the Company during the reporting period.

On 21 April 2006, the Code for Securities Transactions of the Management was approved at the Company’s fifth meeting of the third session of the Board. On 23 April 2010, the Code for Securities Transactions of the Management was amended at the Company’s fourteenth meeting of the fourth session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and requirements on supervision are included in the Code for Securities Transactions of the Management, which is drafted based on the Model Code, but is stricter than the Model Code.

(3)	Board of Directors

As at the disclosure date of this annual report, the Board comprises eleven Directors including four independent non-executive Directors.

The names, positions and resignations of the Directors are described in the paragraph headed “Chapter 6 Shareholding of Directors, Supervisors, Senior Management and Employees of the Company” under the section headed “Board of Directors, Supervisors, Senior Management and Employees” in this annual report.

The Board is mainly responsible for the strategic decision making of the Company and the supervision of operations of the Company and its management. The Board primarily has the powers to decide on operation plans and investment policy, to formulate the policy for financial decision and distribution of profits, to implement and review the internal control system, and to confirm the management organization and the basic management system of the Company, etc. The duties and powers of the Board and the management have been set out in details in the Articles.

According to the Articles and the Rules of Procedure for Board Meetings, all Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice to the Directors of an ordinary Board meeting 14 days before or for an extraordinary Board meeting, three days before the meeting date; the agenda and information for discussion will be circulated to the Directors for their review five days before an ordinary Board meeting or three days before an extraordinary Board meeting. Minutes of Board meeting made the detailed record on the matters considered and the decisions achieved by each Director. Draft and final versions of minutes of Board meetings will be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. The Directors may express opinions on the draft minutes of the meeting and shall keep the final version of the board minutes. Each Director is entitled to inspect the minutes of Board meetings at any reasonable time.

Corporate Governance	Chapter 07

The Board and each Director has independent channels to communicate with the senior management of the Company. Any of the Directors is entitled to inspect the files and relative documents of the Board.

The Company has set up a unit under the Board, through which all Directors are able to access the services of the secretary of the Board. The Board is entitled, at the Company’s expense, to seek independent professional advice for its Directors in appropriate circumstances. When the Board considers connected transactions, any connected Director would abstain from voting on such a transaction.

For the year ended 31 December 2010, six Board meetings were held and the Directors attended the meetings in person or by means of electronic communication. All Directors attended the meetings, representing 100% attendance of the Board.

Each of the independent non-executive Directors have submitted to the Company an annual confirmation concerning his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

Except for their working relationship, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management of the Company.

The Directors are responsible for preparing the Company’s financial accounts as a true and fair reflection of the Company’s financial situation, operating results and cash flows for the relevant accounting period.

(4)	Chairman and Chief Executive Officer

Mr. Li Weimin serves as the Chairman of the Company, and Mr. Zhang Yingmin is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided. Details of such authorities and responsibilities of the Chairman and the General Manager are set out in details in the Articles.

The relevant systems of the Company ensure that all Directors are properly informed of current issues and are able to obtain complete, accurate and adequate information in time. The Chairman also has similar responsibility.

(5)	Terms of Office of Non-Executive Directors

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of office of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

Chapter 07	Corporate Governance

The duties of the non-executive Director’s include, but are not limited to, the following:

•

participate in the Board meetings of the Company, provide independent advice on matters involving strategy, policy, performance of the Company, accountability, resources, main appointments and codes of conduct;

•	play a leading and guiding role in the event of potential conflicts of interest;

•	accept appointments as members of the audit committee, remuneration committee, nomination committee and other governing committees;

•	scrutinize whether the performance of the Company achieves its objectives and targets, supervise and report the performance of the Company.

(6)	Remuneration of Directors

The remuneration policies, remuneration calculation and payment methods of the Directors, Supervisors and senior management have been included in the paragraph headed “3. Remuneration Policy” under the chapter headed “Chapter 6 Board of Director, Supervisors, Senior Management and Employees” in this annual report.

The establishment and the operation of the Remuneration Committee of the Board of the Group has been included in the paragraph headed “II Daily Operations of the Board of Directors” under the chapter headed “Chapter 4. Report of Board of Directors” in the annual report.

(7)	Nomination of Directors

The details of the establishment and operation of the Nomination Committee of the Board are described in the paragraph headed “2. Daily Operations of Board of Directors” under the Chapter headed “Chapter 4 Board of Directors, Report” in this annual report.

(8)	Auditors’ Remuneration

The details are described in the paragraph headed “7. Appointment and Dismissal of Auditors” under the Chapter headed “Chapter 10 Significant Events” in this annual report.

(9)	Audit Committee

The details are described in the paragraph headed “2. Daily Operations of the Board of Directors” under the Chapter headed “Chapter 4 Board of Directors’ Report” in this annual report.

Corporate Governance	Chapter 07

(10)	Internal Controls

The details are described in the paragraph headed “1. Corporate Governance” under the Chapter headed “Chapter 7 Corporate Governance” in this annual report.

(11)	Directors’ Acknowledgment of their Responsibilities in the Preparation of the Company’s Accounts

All Directors acknowledge their responsibility for preparing the accounts for the year ended 31 December 2010.

(12)	Information Disclosure

The Company emphasizes the truthfulness, timeliness, fairness, impartiality and publicity of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. The Chief Financial Officer shall ensure the financial report and related information disclosed are a truthful and fair reflection of the Company’s business operations and financial status, applying the applicable accounting standards and relevant rules and regulations.

Pursuant to the newly-issued supervisory regulations, the Company has amended its relevant regulations in a timely manner. The amendments to the Information Disclosure Management System of Yanzhou Coal Mining Company Limited relating to accountability system of significant errors and users of external information were approved at the thirteenth meeting of the fourth session of the Board held on 26 February 2010.

(13)	Investor Relations

1.	Continuously Perfecting the Rules for the Management of Investors’ Relationship

Pursuant to the laws and supervisory regulations of both the domestic and overseas places where the Company’s shares are listed, and based on day-to-day business practices, the Company has developed and perfected the Rules for the Management of Investors’ Relationship and the Rules for Disclosure of Information to regulate the management of investor relations.

2.	Providing the Investors with the Information Timely and Fairly

The Company has set up standardized and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that disclosure of information is in compliance with governance requirements of places where the Company’s shares are listed, and also to give investors reasonable access to the Company’s information. The Company actively considers the needs of investors and strives to enable investors to draw conclusions independently based on the disclosed information.

The Company, through its website, provides investors with the dynamic of the Company, the perfection of the corporate governance system and the industrial information, realizing the synchronization disclosure of the Company’s extraordinary announcement, periodic report on the websites of the stock exchanges and the statutory media.

Chapter 07	Corporate Governance

3.	Actively Communicating With the Investors

The Company always welcomes the investors for site investigation with sincere attitude, or makes telephone communication with investors.

The Company holds at least two international and domestic road-shows every year. Through face-to-face meetings, the Company reports to investors on its business operations, while collecting opinions and suggestions in relation to the Company from the investors and the capital markets.

The Company greatly emphasizes communications with Shareholders through Shareholders’ meetings, and encourages the minority Shareholders to participate in Shareholders’ meetings by various means such as internet voting. The chairman and the vice chairman of the Board, the general manager, the chairman and the vice chairman of the Supervisory Committee, and the relevant Directors, Supervisors and senior management generally attend the Shareholders’ meetings. At the Shareholders’ meetings, each resolution is proposed separately and all the resolutions are voted by poll.

III.	COMPLIANCE WITH AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

(Under the US “Listing Regulations”)

As at the date of this annual report, 52.86% of the Company’s shareholding is owned by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the “NYSE”): (1) the Company is not required to comply with Section 303A.01, to form a Board with a majority of the independent Directors, (2) the Company is not required to comply with Section 303A.04, to form a nomination and corporate governance committee of the Board with all the members being independent Directors, and (3) the Company is not required to comply with Section 303A.05, to form a remuneration committee of the Board with all the members being independent Directors.

As a foreign listed company, set out below are the material differences between the Company’s corporate governance practices and the NYSE’s corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

Corporate Governance	Chapter 07

	NYSE Listed Company Manual Requirements on Corporate Governance	Differences from the corporate governance practices currently adopted by the Company

Meetings held by non-executive Directors	Non-executive directors of each listed company are to meet regularly without the participation of executive directors at such meetings (Section 303A.03)

At present, there is no identical corporate governance requirement in the PRC.

The Company has established a reporting system for all the Directors to ensure that the Directors are kept informed of the Company’s business and operations. The Company believes that the holding of Board meetings on a regular basis offers the non-executive Directors an effective communication forum to raise their concerns and engage in full and open discussions regarding the Company’s affairs.

Corporate Governance Guidelines

A listed company must adopt and disclose corporate governance guidelines. These corporate governance guidelines should include:

•    qualifications of directors;

•    responsibilities and obligations of directors;

•    communications between directors and the management and independent advisors;

•    remuneration of directors;

•    training for new directors and continuing education of directors;

•    re-appointment of the management; and

•    annual review of the performance of the board (Section 303A.09)

Although the Company has not adopted a separate set of corporate governance guidelines encompassing all the corporate governance requirements of the NYSE, the Company has, however, formulated the Rules of Procedures for the Shareholders’ Meetings, Rules of Procedures for the Board Meetings, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China.

The corporate governance rules and procedures as detailed above basically covers the corporate governance requirements of the NYSE, and are of an even greater scope and in greater detail than the requirements of the NYSE. This enables the promotion of the standard operation of the Company.

Code of Business Conduct and Ethics	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code of business conduct and ethics for directors or executive officers. (Section 303A.10)	Although the Company has not adopted a Code of Business Conduct and Ethics which completely conforms to the NYSE requirements, the Company has adopted a suitable Code of Ethics in compliance with the listing regulatory regulation and requirements in China. The Code of Business Conduct and Ethics is found on the Company’s website. The Company believes that the existing Code of Business Conduct and Ethics appropriately protects the interests of both the Company and its Shareholders.

Chapter 08

Shareholders’ General Meeting

During the reporting period, the information of the Shareholders’ general meetings were as follows:

Session and Number of Meeting	Date of Meeting	Disclosure Date

1 The first 2010 extraordinary Shareholders’ meeting	26 February 2010	1 March 2010

2 The 2009 annual general meeting	25 June 2010	25 June 2010

3 The 2010 first A Shareholders’ class meeting;	25 June 2010	25 June 2010

4 The 2010 first H Shareholders’ class meeting	25 June 2010	25 June 2010

Chapter 09

Report of Supervisory Committee

During the reporting period, all Supervisors of the Company fulfilled their supervising responsibilities, protected the interests of the Company and the Shareholders, adhered to the principles of prudence and trustworthiness and actively carried out their duties with care and diligence, pursuant to the PRC Company Law and the Articles.

MEETING OF THE SUPERVISORY COMMITTEE

The Supervisory Committee held four meetings during the reporting period. Details of each of the meetings are as follows:

1.	The seventh meeting of the fourth session of the Supervisory Committee was held on 4 January 2010. The Proposal for Amendments to the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited was considered and approved at the meeting.

2.	The eighth meeting of the fourth session of the Supervisory Committee was held on 23 April 2010. The Supervisory Committee’s Report for the Year 2009, the 2009 Annual Report, the Financial Report for the Year 2009, the Profit Distribution Plan for the Year 2009, the Proposal for the provision of bad debts, Social Responsibility Report 2009, Evaluation on Implementation of Information Disclosure Management System Report for the Year 2009, and the Proposal for change in accounting estimate and the First Quarterly Report of 2010 of Yanzhou Coal Mining Company Limited were considered and approved at the meeting.

3.	The ninth meeting of the fourth session of the Supervisory Committee was held on 20 August 2010. The Interim Report for the Year 2010 was considered and approved at the meeting.

4.	The tenth meeting of the fourth session of the Supervisory Committee was held on 22 October 2010. The Third Quarterly Report of the Year 2010 was considered and approved at the meeting.

The	Supervisory Committee has provided its independent opinion on the following matters:

1.	Compliance with rules and regulations by the Company and its Operations in 2010

By attending and presenting at meetings of the Board and Shareholders’ general meetings, the Supervisory Committee has, pursuant to the relevant laws and regulations, carried out investigatory and supervisory functions on matters such as the resolutions of and the procedures on convening the meetings of the Shareholders and the Directors, the implementation of the resolutions of the Shareholders’ meetings by the Board, the performing of duties by the senior management and the management system of the Company. No breach of law, regulations or the Articles has occurred. No breach of laws and regulations by the Directors and senior management of the Company in the course of performing their duties have occurred.

The Supervisory Committee of the Company has reviewed the Self-assessment Report on the Internal Control System for 2010 of Yanzhou Coal Mining Company Limited and found that there is no objection to the content.

The Supervisory Committee considers that the performance of the Board and management in 2010 was in compliance with the relevant PRC laws and regulations and the Articles, and that it has been serious, responsive and systematic in its decision-making procedures. The internal control system implemented effectively.

Chapter 09	Report of Supervisory Committee

2.	Examination of the financial condition of the Company

The Supervisory Committee has examined the financial condition and operation results of the Company for the reporting period. The Supervisory Committee considers that the contents and format of the Company’s financial statements are in compliance with all applicable rules. Further, the information accurately and objectively reflected the Company’s financial condition and operating results for the reporting year. The financial results are true, and all costs, expenses and provisions have been incurred and made in accordance with the relevant laws, regulations and the Articles.

3.	Usage of Funds Raised

During the reporting period, there were no funds raised by the Company and there were no previously raised funds being used for the current projects invested in by the Company.

4.	Fairness of Asset Acquisitions

During the reporting period, the trading and pricing terms for acquisitions of equities and assets by the Company were fair and there were no insider dealings and transactions which prejudized the interests of Shareholders and resulted in any capital loss to the Company.

5.	Connected Transactions

During the reporting period, the connected transactions between the Company and the Controlling Shareholder and its subsidiaries were fair, reasonable, lawful and did not prejudized the interests of the Shareholders.

Song Guo

Chairman of the Supervisory Committee

Zoucheng, the PRC

25 March 2011

Chapter 10

Significant Events

I.	MATERIAL EVENTS

(1)	Litigation and Arbitration

The Company was not involved in any significant litigation or arbitration during the reporting period.

(2)	Repurchase, Sale or Redemption of Shares of the Company

The Shareholders at the 2009 Annual General Meeting, the 2010 first A Shareholders’ meeting and the 2010 first H Shareholders’ meeting all held on 25 June 2010, respectively, resolved and granted the Board a repurchase general mandate. Subject to the approvals of the relevant regulatory authorities and the relevant laws, regulations and the Articles, the Board may, during the relevant period, make the necessary decision based on the needs and the market conditions to repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing of the repurchase mandate resolutions.

As at the disclosure date of this annual report, the Company has not exercised the general mandate to repurchase H Shares.

II.	SHARES OF OTHER LISTED COMPANIES AND FINANCIAL CORPORATIONS HELD BY THE COMPANY

As at 31 December 2010, the external equity investments made by the Company are set out as follows:

No	Stock code	Stock abbreviation	Number of shares held (share)	% of share capital of the company	Investment cost at the beginning (RMB)	Accounting items	Book value at the end of the reporting period (RMB)	Current income (RMB)

1	600642	Shenergy	24,333,051	0.77%	60,420,274	Financial assets available-for-sale	185,661,179	4,464,780

2	601008	Lianyungang	1,380,000	0.26%	1,760,419	Financial assets available-for-sale	8,597,400	39,316

Total					62,180,693		194,258,579	4,504,096

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2004 and subscription of placing shares of 2,009,151 on 15 October, 2010 with the owned cash of RMB16,856,776.89.

Source of Lianyungang shares: subscription as shares as promoter upon establishment of the Company and bonus issue shares in 2007.

Save as disclosed above, the Company has made no equity investments in other listed companies or financial enterprises as at the reporting date.

Chapter 10	Significant Events

III.	SHARE INCENTIVE SCHEME

The Company did not have any share incentive scheme during the reporting period.

IV.	ASSET ACQUISITION, SALES AND MERGERS

(1)	Acquisition of Coal Mine Assets and Shares of Ordos Areas in Inner Mongolia

Upon approval at the general manager working meeting held on 1 December 2009, the Company established Ordos Neng Hua on 18 December 2009 as a wholly owned subsidiary in Inner Mongolia Autonomous Region with a capital of RMB 500 million. Ordos Neng Hua will act as an investment management platform of the company for coal mining, coal chemicals and a coal power project in Inner Mongolia.

Subsequently, the Company and Ordos Neng Hua successively launched the related acquisitions: acquisition of 100% equity interests in a 0.6 million tonnes methanol project, the acquisition of 51% equity interest in Haosheng Company, the acquisition of the assets of Anyuan Coal Mine and the obtaining the mining rights of Zhuan Longwan Coal mine field through public bidding. All these efforts are favor to Company in acquiring coal resources in Ordos City, further participating in coal resources development in the Inner Mongolia Autonomous Region and enhancing the sustainable development ability and core competitiveness of the Company.

1.	Acquisition of 100% equity interest in the 0.6 million tonnes methanol project

Upon approval at the general manager working meeting held on 1 December 2009, Ordos Neng Hua acquired the 100% of equity interests held by Kingboard Chemical Holdings Limited in “Inner Mongolia Rongxin Chemicals Co., Ltd”, “Inner Mongolia Daxin Industrial Gas Co., Ltd” and “Inner Mongolia Yize Mining Investment Co., Ltd”, for a consideration of RMB190 million out of its own resources. The relevant procedures for the share ownership transfer procedures were completed on 16 April 2010. The above companies are responsible for the establishment of the phrase one of the 0.6 million tonnes methanol project on the first stage.

The consideration of RMB190 million represented approximately 1.56% of the audited total profits of the Group of RMB12.1138 billion of 2010 under PRC CASs.

Significant Events	Chapter 10

2.	Acquisition of 51% equity interest in Inner Mongolia Haosheng Coal Mining Company Limited

Upon approval at the fifteenth meeting of the fourth session of the Board held on 20 August 2010, the Company entered into the equity transfer agreement of Inner Mongolia Haosheng Coal Mining Company Limited and its Supplementary Agreement on 6 September 2010 and 19 October 2010, respectively. It was agreed that: (i) the consideration for an aggregate 51% equity interest held by Shanghai Huayi (Group) Company, Ordos Jinchengtai Chemical Co., Ltd and Shandong Jiutai Chemical Industrial Technology Company Limited in Haosheng Company was RMB 6.649 billion; (ii) the Company and other shareholders of Haosheng Company to inject further capital on a pro-rata basis so as to increase the registered capital from RMB50 million to RMB150 million.

At present, Haosheng Company is mainly responsible for the approval application for the mining project and the grant of the mining rights of Shilawusu Coal Mine field Project in the Inner Mongolia Dongsheng Coal Field.

The initial payment of the consideration and capital increase in Haosheng Company with a total amount of RMB2.0458 billion was paid by the Company on 20 October 2010 and the share ownership transfer procedures were completed on 4 November 2010. The second payment of RMB2.6596 billion shall be paid by the Company within 15 working days upon any of the following requirements has been met: (i) Haosheng Company obtaining the exploration rights license of Shilawusu Coal Mine field; (ii) the mining zone delineation of Shilawsu Coal Mine Zone or other applications related to mining rights have been approved by the Ministry of Land and Resources (the main body to have obtained the mining zone delineation or other mining rights must be Haosheng Company). The third payment of RMB1.9947 billion shall be paid within 10 months after completion of the second payment.

The consideration and the amount of capital increase undertaken by the Company for the acquisition was RMB6.7 billion, representing approximately 55.31% of the audited total profits of the Group of RMB12.1138 billion of 2010 under PRC CASs.

For details, please refer to the announcements in relation to acquisition of equity interest in Haosheng Company of Yanzhou Coal Mining Company Limited published on 6 September 2010. The above disclosure information was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

Chapter 10	Significant Events

3.	Acquisition of Anyuan Coal Mine

Upon approval at the general manager working meeting held on 12 November 2010, Ordos Neng Hua entered into the “Anyuan Coal Mine Transfer Agreement” and “the Supplementary Agreement to Anyuan Coal Mine Transfer Agreement” (collectively, “Anyuan Coal Mine Transfer Agreement”) dated on 20 November 2010 and 20 January 2011, respectively, and acquired the total assets of Anyuan Coal Mine, for an agreed total consideration of RMB1.435 billion.

Pursuant to the “Anyuan Coal Mine Transfer Agreement”, Anyuan Coal Mine was taken over by Ordos Neng Hua on 1 December 2010. Commencing from 1 December 2010, the coal produced and earnings derived from Anyuan Coal Mine belong to Ordos Neng Hua. As at the disclosure date of this report, RMB 1.29 billion has been paid by Ordos Neng Hua, and the balance payment is expected to be paid in July 2011.

Anyuan Coal Mine is located in Ejin Horo Banner of Ordos City, and is an underground coal mine. Anyuan Coal Mine covers an area of 9.26 km2 and with reserves of 40.51 million tonnes and recoverable reserves of 20.47 million tonnes. Its designed annual production capacity is 0.6 million tonnes of raw coal. The Department of Coal Industry of Inner Mongolia Autonomous Region has approved the increase in annual production capacity of the mine to 1.2 million tonnes. Presently, expansion and acceptance inspection procedures of the coal mine are in the process.

Anyuan Coal Mine is an ordinary partnership enterprise, the mining rights license and amendments to the registration of the operating assets of which are in the progress.

The consideration for the acquisition of RMB1.435 billion, represents approximately 11.84% of the audited total profits of the Group of RMB12.1138 billion of 2010 under PRC CASs.

Significant Events	Chapter 10

4.	Bidding for Mining Rights of Zhuan Longwan Coal Mine Field

Upon approval at the nineteenth meeting of the fourth session of the Board held on 28 January 2011, Ordos Neng Hua successfully bid the mining rights of Zhuan Longwan coal mine field of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB7.8 billion. The first installment (40% of the total consideration) of RMB3.12 billion and service fees of RMB78.655 million were paid by Ordos Neng Hua on 25 February 2011. The second installment (30% of the total consideration) of RMB2.34 billion shall be paid in full before 30 November 2011. The third installment (30% of the total consideration) of RMB2.34 billion shall be paid in full before 30 November 2012.

Pursuant to the “Announcement in relation to Public Auction of the Mining Rights of Zhuan Longwan Coal Mine field of Dongsheng Coal Field” issued by the Department of Land and Resources of the Inner Mongolia Autonomous Region, the coal mining field of Zhuan Longwan coal mine covers an area of 43.50 km2 and with reserves of 548 million tonnes; the coal is premium coal with very low-ash, very low-phosphor, very low-sulfur and medium-high-calorific value. Extra large mines with a designed production capacity of 5 million tonnes per year can be constructed in the coal mine field.

The Department of Land and Resources of the Inner Mongolia Autonomous Region was entrusted by the Ministry of Land and Resources of the PRC to conduct the auction. At present, Ordos Neng Hua is undertaking the application procedure for the mining rights of Zhuan Longwan coal mine zone. Pursuant to the articles of association of the Company, the Company will arrange for shareholders’ approval and ratification of the bidding at the 2010 annual general meeting of the Company.

The consideration for the acquisition was RMB7.8 billion, representing approximately 64.39% of the audited total profits of the Group of RMB12.1138 billion of 2010 under PRC CASs.

For details, please refer to the “Announcements in relation to external Investment and Obtaining of Mining Rights by a wholly-owned subsidiary of Yanzhou Coal Mining Company Limited” dated on 28 January 2011. The above information disclosure was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

Chapter 10	Significant Events

(2)	Acquisition of 30% Equity Interests in Ashton Coal Mine Joint Venture in Australia

Upon approval at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Yancoal Australia through a subsidiary company, paid USD250 million to acquire the 30% of the equity interests held indirectly by Singapore IMC Group in the Ashton Coal Mine Joint Venture. Upon this completion, the Company’s control in the Ashton Coal Mine Joint Venture has increased from 60% to 90%.

Ashton Coal Mine is located in Hunter Valley, New South Wales, Australia and consists of an open-cut coal mine and an underground coal mine, with annual designed production capacity of 5.20 million tonnes of raw coal. According to an assessment based on the Australian JORC Code, the aggregate coal reserves of Ashton Coal Mine amounted to 96.50 million tonnes. The types of coal are semi-soft coking coal and premium thermal coal with characteristics of low ash and high calorific value.

The consideration for the acquisition was USD250 million (approximately RMB1.664 billion), representing approximately 13.74% of the audited total profits of RMB12.1138 billion of 2010 under PRC CASs.

As at the disclosure date of this annual report, the above acquisition has been approved by the Foreign Investment Review Board of Australia and the National Development and Reform Commission of the PRC. At present, approvals are being obtained from the PRC governmental authorities.

(3)	Disposal of 51% Equity Interests in Minerva Coal Mine Joint Venture in Australia

Upon approval at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, a wholly-owned subsidiary of Yancoal Australia disposed its 51% equity interests in the Minerva Coal Mine Joint Venture to a subsidiary of Sojitz Corporation in Australia for a consideration of AUD201 million. Upon completion of disposal, the Company no longer has any interest in the Minerva Coal Mine Joint Venture.

Minerva Coal Mine is located in Bowen Basin, Queensland. Minerva Coal Mine is an open-cut coal mine, with annual production capacity of 2.80 million tonnes of raw coal. According to an assessment based on the Australia JORC Code, the aggregate coal resources of Minerva Coal Mine amounted to 76 million tones, with reserves of 23.6 million tonnes. The type of coal is thermal coal.

The consideration received from the disposal was AUD201 million (approximately RMB1.322 billion), representing approximately 10.91% of the audited total profits of the Group of RMB12.1138 billion of 2010 under PRC CASs.

Significant Events	Chapter 10

V.	MAJOR CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly made with its Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services and asset purchase transactions.

(1)	Continuing connected transactions

Upon the restructuring of the Company for listing, the Controlling Shareholder injected its major coal production and operation assets and related business into the Company, while the remaining businesses and assets of the Controlling Shareholder continue to provide products, materials, services and logistics support services to the Company. Besides, upon the commencement of its formal operation, Yankuang Group Finance Company Limited (a subsidiary of the Controlling Holder) provides financial services, such as deposits, borrowings and settlement services, to the Group. As the Controlling Shareholder and the Company are both located in Zoucheng City, Shandong Province, the Group is able to obtain a steady, stable and continuing source of materials, ancillary support services, financial and other services from the Controlling Shareholder, which can alleviate the operational risk, financing cost and financing risk and which in turn benefits the Company’s daily operations. The Group supplies products and materials to the Controlling Shareholder at market prices, thereby ensuring a stable sales market to the Company. The above connected transactions are necessary and continuing.

At the second extraordinary general meeting held on 23 December 2008, the five continuing connected transaction agreements, namely, the “Provision of Materials Agreement”, “Provision of Labor and Services Agreement”, “Provision of Pension Fund Management Service”, “Provision of Products and the Materials Agreement” and “Provision of Electricity and Heat Energy Supply Agreement”, together with the annual caps for such transactions form 2009 to 2011 had been approved. Such transactions are continuing connected transactions entered into between the Company and its Controlling Shareholder in the ordinary course of business. Prices of these transactions are mainly determined by the price fixed by the State, and if there is no State price available, the market price is used. If there is no market price available, then the actual cost is applied. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except those transactions which are not yet completed or those amounts are in dispute.

Upon approval at the fourteenth meeting of the fourth session of the Board of the Company held on 23 April 2010, the Company and Yankuang Group Finance Company Limited entered into the “Financial Service Agreement”. The parties agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the proposed annual caps for the transactions from 2010 to 2011. It has been confirmed that the rates for the fees charged by the Yankuang Group Finance for the financial services to be provided to the Group shall equal to or more favorable than those charged by the major commercial banks in the PRC for the same kind of financial services provided to the Group. Fund risk control measures were also taken to safeguard the security of the fund from system’s perspective.

Chapter 10	Significant Events

1.	Continuing connected transaction of the supply of materials and services

(the listed figures are under PRC CASs)

The sales of goods and rendering of services by the Group to its Controlling Shareholder amounted to RMB3.3617 billion in 2010. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB2.259 billion.

The following table sets out the connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in 2010:

	2010		2009
	Amount (RMB’000)	Percentage of operating income (%)	Amount (RMB’000)	Percentage of operating Income (%)	Increase/decrease of connected transactions (%)

Sales of goods and rendering of services by the Group to its Controlling Shareholder	3,361,680	9.65	2,608,082	12.13	28.89

Sales of goods and rendering of services by the Controlling Shareholder to the Group	2,258,967	6.48	2,144,198	9.97	5.35

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in 2010:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross Profits (RMB’000)

Coal sold to the Controlling Shareholder	2,672,424	1,295,783	1,376,641

2.	Continuing connected transaction of pension fund

As approved at the second 2008 extraordinary Shareholders’ meeting and according to the Pension Fund Management Agreement and the annual transaction caps thereunder from 2009 to 2011, the Controlling Shareholder shall provide free management and handling services for the Group’s endowment insurance fund, medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The amount of the Insurance Fund paid by the Group in 2010 was RMB1,045.3 million.

Significant Events	Chapter 10

3.	Signing the Financial Service Agreement with Yankuang Group Finance Company Limited

Pursuant to the “Financial Service Agreement” signed between both parties, the annual transaction caps from 2010 to 2011 for the continuing connected transactions of financial services provided by Yankuang Group Finance Company Limited to the Group are as follows:

(1)	The maximum daily balance (including accrued interests) of the Group on the settlement account in Yankuang Group Finance Company Limited shall not exceed RMB1.4 billion each year.

(2)	Yankuang Group Company Limited Finance shall provide a credit facility limit of RMB1 billion (including accrued interests) to the Group each year;

(3)	Total fees for the discounted note services and other financial services such as settlement services: the annual cap each year is RMB28.54 million, in which, the annual cap for discounted note service fees is RMB20.94 million.

For further details, please refer to the “Announcements in relation to the Resolutions Passed at the Thirteenth Meeting of the Third Session of the Board”, “Announcements in relation to the Resolutions Passed at the Fourteenth Meeting of the Fourth Session of the Board” and the “Announcement on Connected Transactions of Yanzhou Coal Mining Company Limited” dated 3 August 2007, 23 April 2010 and 7 January 2011 respectively. These announcements have been posted on the websites of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company, and/or within the PRC newspapers, namely the China Securities Journal and Shanghai Securities News.

As at 31 December 2010, the balance deposit of the Group in Yankuang Group Finance Company Limited was RMB1.4 billion, representing 15.9% of the total bank deposit of the Group as at the end of 2010.

Save as disclosed above, no other continuing connected transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited in 2010.

Details of the annual transaction cap for 2010 and the actual transaction amounts in 2010 for the above continuing connected transactions are shown in the following table.

Chapter 10	Significant Events

No	Type of connected transaction	Agreement	Annual cap for the year 2010 (RMB’000)	Value of for the year 2010 (RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	600,000	421,606
2	Labor and services provided by Yankuang Group	Provision of Labour and Services Agreement	2,356,820	1,837,361
3	Pension fund management and payment services provided by Yankuang Group for the Group’s staff	Provision of Pension Fund Management Service Agreement	1,209,600	1,045,296
4	Coal and material provided to Yankuang Group	Provision of Products and Material Agreement	4,070,000	3,126,678
5	electricity and heat provided to Yankuang Group	Provision of Electricity Heat Agreement	334,000	235,002
6	Financial services provided by Yankuang Group:	Financial Services Agreement
	(1) deposit balances		1,400,000	1,400,000
	(2) loan facility		1,000,000	0
	(3) financial services fees		28,540	0

4.	Opinion of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed the Group’s continuing connected transactions with the Controlling Shareholder for the year 2010 and confirm that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties than terms available to or from the Group; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions in respect of the continuing supply of materials and services stated under the paragraph headed “1. Continuing connected transaction of the supply of materials and services” above has not exceeded the annual transaction caps for the year 2010 approved by independent Shareholders and the Board.

5.	Opinion of the Auditors

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been entered into in accordance with the relevant agreement governing the transactions; and (4) have not exceeded the relevant annual caps.

Significant Events	Chapter 10

(2)	Purchase of assets transaction

Mining Rights Consideration for Jining III Coal Mine

Pursuant to the “Acquisition Agreement of Jining III Coal Mine” entered into between the Company and Yankuang Group in 2000, the consideration for the mining rights of Jining III Coal Mine is approximately RMB132.5 million, which shall be paid to Yankuang Group in ten equal installments, free of interest, commencing from 2001. The Company paid a total of RMB13.248 million for the mining rights to Yankuang Group in 2010. As at the reporting period, the total of RMB132.5 million for the mining rights of Jining III Coal Mine has been paid in full.

(3)	External Connected Transactions entered into jointly by the Group and related parties

1.	Equity Participation in Yankuang Group Finance Company Limited

As approved at the thirteenth meeting of the third session of the Board held on 3 August 2007, Yankuang Group Finance Company Limited was jointly established by the Company with Yankuang Group and China Credit Trust Co. Ltd and Investment Company Limited on 13 September 2010. The registered capital of the company is RMB500 million, of which Yanzhou Coal contributed RMB125 million in cash, representing an equity interest of 25%. Yankuang Group Finance Company Limited commenced its operations on 1 November 2010. Its principal activities include: accepting deposits from members; inter-bank borrowing; and making the bill acceptance and discount for the members etc.

2.	Establishment of Shaanxi Future Energy Chemical Corp. Ltd as a Joint Stock Company

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) was jointly established by the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on 25 February 2011. The registered capital of Future Energy is RMB5.4 billion, in which Yanzhou Coal will contribute RMB1.35 billion in cash, representing an equity interest of 25%. The registered capital will be paid in full in 3 stages before August 2012. Future Energy will mainly engage in investment and participation in the coal liquefaction project in Shaanxi Province as well as the preparation for development of ancillary coal mines.

For details, please refer to the “Announcements in relation to the Resolutions passed at the Seventeenth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited” and “Announcement in Relation to the Connected Transaction of Yanzhou Coal Mining Company Limited” on 30 December 2010 and 24 January 2011 respectively. The above was announcement has also been posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper, China Securities Journal and Shanghai Securities news.

Chapter 10	Significant Events

(4)	Debt and debt obligations due between the Group and the Controlling Shareholder are mainly due to the mutual provisions of materials and services and the acquisition of assets.

Balances due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in 2010 are detailed as follows

	Payable to related parties		Receivable from related parties
Related parties	Amount involved (RMB’000)	remaining (RMB’000)	Amount involved (RMB’000)	remaining (RMB’000)

Yankuang Group	3,595,591	924,623	3,502,519	1,363,406

Up to 31 December 2010, the Controlling Shareholder or its subsidiaries had not used the Group’s funds for non-operational matters.

Details of the Group’s connected transactions prepared in accordance with the IFRS are set out in note 46 to the consolidated financial statements herein, or note 9 as prepared in accordance with the PRC CASs. The various related transactions set out in Note 46 to the consolidated financial statements prepared in accordance with the IFRS, or Note 9 as prepared in accordance with PRC CASs, also fall under the definition of continuing connected transactions in Chapter 14A of the Listing Rules of the Hong Kong Stock Exchange.

Other than the material connected transactions described in this section, the Group was not a party to any material connected transactions during the reporting period.

Significant Events	Chapter 10

VI.	MATERIAL CONTRACTS & PERFORMANCE

(1)	During the reporting period, the Company was not involved in any trust arrangement, contract or lease of other’s assets or other’s trust arrangement, contract or lease involving the Company’s assets that contributed more than 10% (including 10%) of the total profits of the Company for the year.

(2)	Guarantees arising during the reporting period

During the reporting period, Yancoal Australia Pyt Ltd, a wholly-owned subsidiary of the Company, provided a guarantee of AUD14.6182 million (equivalent to RMB96,3223 million) to its subordinate holding companies, which accounted for 0.26% of the audited net assets of RMB36.808 billion of Yanzhou Coal under PRC CASs.

At the Company’s 2009 first extraordinary general meeting held on 30 October 2009, the “Resolution Relating to the Acquisition of 100% Equity Interest in Felix” was approved.

1.	On 16 October 2009, Yancoal Australia entered into a financing agreement with Bank of China, Sydney Branch, State Development Bank, Hong Kong Branch and China Construction Bank, Hong Kong Branch, for a loan of USD2,900 million for the purpose of the Felix acquisition project.

2.	On 9 December 2009, Yancoal Australia and Bank of China, Sydney Branch entered into a financing agreement for provision of a loan of USD140 million by Bank of China, Sydney Branch for the Felix acquisition project.

The Company guaranteed the above total acquisition financing of USD3, 040 million and the sum guaranteed represents 73.2% of the audited net asset value of the Company as at 31 December 2009 of RMB28.3578 billion, calculated in accordance with the PRC CASs. Yankuang Group counter-guaranteed the Company’s guarantee.

Prior to the acquisition of Felix by Austar Company, Felix provided guarantees amounting to AUD45.0671 million to its subsidiaries and jointly controlled entities for production and operation purposes, in which guarantees were extended and remained valid during the reporting period.

For details, please refer to “Overseas Regulatory Announcement-Report on Material Assets Reorganization (revised) of Yanzhou Coal Mining Company Limited” dated on 13 December 2009 and “Overseas Regulatory Announcement-Implementation of the Material Assets Reorganization of Yanzhou Coal Mining Company Limited” dated on 28 December 2009. The announcement and circular have been posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspaper in the China Securities Times and Shanghai Securities News.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Company during the reporting period; there were no other external guarantees during the reporting period.

(3)	During the reporting period, there were no entrustment of funds/assets for management by others.

Chapter 10	Significant Events

(4)	Entrusted loans provided during the reporting period and entrusted loans previously provided which were carried forward to the reporting period are set out in the following table. Save as disclosed in the below table, the Company currently has no other plans to provide entrusted loans.

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

1	Yancoal Australia Pty Limited	USD90 million	From 7 November 2005 to 7 November 2010	2.26% ~ 4.67%	Reviewed and approved at a board meeting held on 28 June 2005	No	Recovered US$4.5 Million on 31 March 2008.	USD	1,746,168

Reviewed and approved extension of repayment date for one year at a board meeting held on 17 August 2007

Reviewed and approved extension of repayment date for two years at a board meeting held on 24 October 2008

							Recovered deposit USD20 million on 31 October 2009

2	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 17 May 2007 to 17 May 2010. Withdrew RMB500 million via 10 draw downs	6.45%

Reviewed and approved at a board meeting held on 25 October 2006

Reviewed and approved extension of repayment date for two years at a meeting of the general managers held on 24 May 2010

Reviewed and approved wavier of interest payments repayment date for two year at a meeting of the general managers held on 28 July 2010

						No	No		Nil

Significant events	Chapter 10

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

3	Yanmei Heze Neng Hua Company Limited	RMB500 million	From 11 April 2008 to 22 November 2012	6.45%	Reviewed and approved at a work meeting of general managers held on 27 July 2007 Reviewed and approved to convert RMB 500 million into share capital of the Company at twentieth meeting of the fourth session of the Board	No	Converted into share capital of RMB500 million	RMB	7,280,000

4	Shanxi Tianhao Chemicals Company Limited	RMB190 million	From 28 March 2008 to 22 November 2012. Withdrew RMB 182,903,552.35 via 12 draw downs	6.45%	Reviewed and approved at a work meeting of general managers held on 27 July 2007 Reviewed and approved wavier of interest payments for year 2010 at a meeting of the general managers held on 31 December 2010	182,903,552.35	No		Nil

5	Yanzhou Coal Yulin Neng Hua Company Limited	RMB1,500 million	From 15 October 2007 to 15 October 2012. Withdrew RMB1,500 million via 29 draw downs	6.45%	Reviewed and approved at a board meeting held on 17 August 2007 Reviewed and approved wavier of interest payments for year 2010 at a meeting of the general managers held on 31 December 2010	No	No		Nil

Chapter 10	Significant Events

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

6	Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	From 24 December 2007 to 24 June 2012	6.45%

Reviewed and approved at a work meeting of general managers held on 5 November 2007

Reviewed and approved wavier of interest payments repayment date for one and half year at a meeting of the general managers held on 31 December 2010

						No	No	RMB2,754,722.22

7	Yanmei Heze Neng Hua Company Limited	RMB 850 million	From 11 April 2008 to 25 February 2013. Withdrew RMB850 million via 6 draw downs	6.45%

Reviewed and approved at a work meeting of general managers held on 14 January 2008

Reviewed and approved to convert RMB 850 million into share capital of the Company at twentieth meeting of the fourth session of the Board

						No	RMB 850 million already converted into share capital of the Company	RMB12,376,000

8	Shanxi Heshun Tianchi Energy Company Limited	RMB80 million	From 15 October 2008 to 15 October 2010. Withdrew RMB80 million via 5 draw downs	6.10%	Reviewed and approved at a work meeting of general managers held on 21 August 2008 Reviewed and approved extension of repayment date for one year at a board meeting held on 31 December 2010	No	No	RMB4,407,555.56

9	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 30 December 2008 to 30 December 2010	6.10%	Reviewed and approved at a work meeting of general managers held on 15 December 2008	No	Yes	RMB894,000

Significant Events	Chapter 10

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

10	Yanmei Heze Neng Hua Company Limited	RMB529 million	From 24 June 2009 to 27 February 2014. Withdrew RMB529 million via 8 draw downs	6.45%

Reviewed and approved at a work meeting of general managers held on 23 February 2009

Reviewed and approved to convert RMB 150 million into share capital of the Company at twentieth meeting of the fourth session of the Board

						No	RMB 150 million already converted into share capital of the Company	RMB21,737,584.44

11	Shandong Hua Ju Energy Co. Limited	RMB200 million	From 16 March 2009 to 16 March 2012	6.10%	Reviewed and approved at a work meeting of general managers held on 23 February 2009	No	Yes	RMB4,068,000

12	Yanzhou Coal Yulin Neng Hua Company Limited	RMB130 million	From 16 April 2009 to 16 March 2012 Withdrew RMB130 million via 8 draw downs	6.10%

Reviewed and approved at a work meeting of general managers held on 23 March 2009

Reviewed and approved wavier of interest payments for year 2010 at a meeting of the general managers held on 28 July 2010

						No	No	Nil

13	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 17 April 2009 to 13 April 2010	6.10%	Reviewed and approved at a work meeting of general managers held on 7 April 2009	No	Yes	RMB333,350

14	Shanxi Heshun Tianchi Energy Company Limited	RMB40 million	From 28 December 2009 to 28 December 2011 Withdrew RMB40 million	6.10%	Reviewed and approved at a work meeting of general managers held on 21 December 2009	No	Yes	RMB1,410,833.33

15	Yanzhou Coal Yulin Neng Hua Company Limited	RMB200 million	From 19 January 2010 to 19 January 2013 Withdrew RMB195 million via 4 draw downs	6.10%

Reviewed and approved at a work meeting of general managers held on 31 December 2009

Reviewed and approved wavier of interest payments for year 2010 at a meeting of the general managers held on 28 July 2010

						No	Recovered RMB34 Million	Nil

Chapter 10	Significant Events

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

16	Yanmei Heze Neng Hua Company Limited	RMB600 million	From 3 June 2010 to 3 June 2015 Withdrew RMB450 million via 3 draw downs	6.45%	Reviewed and approved at a work meeting of general managers held on 24 May 2010	No	No	RMB11,051,000

17	Yanmei Heze Neng Hua Company Limited	RMB1,700 million	From 15 March 2011 to 15 March 2016 Withdrew RMB150 million via 3 draw downs	6.45%	Reviewed and approved at twentieth meeting of the seventeenth session of the Board on 30 December 2010	No	No	Nil

18	Yanzhou Coal Ordos Neng Hua Company Limited	RMB1,950 million	From 18 February 2011 to 18 February 2016 Withdrew RMB1950 million via 4 draw downs	6.45%	Reviewed and approved at a work meeting of general managers held on 22 February 2011	No	No	Nil

As approved at the general managers working meeting held on 22 January 2007, Shanxi Neng Hua provided RMB200 million entrusted loan to Tianhao Chemicals details of which are shown in the following table:

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

1	Shanxi Tianhao Chemicals Company Limited	RMB 200 million	From 29 March 2007 to 28 March 2012. Withdrew RMB200 million via 3 draw downs.	6.45%	Reviewed and approved at the work meeting of general managers held on 22 January 2007	No	No	—

(5)	Other Material Contracts

Save as the disclosed in the section headed “Disclosure of Significant Events”, the Company was not a party to any other material contracts during the reporting period.

Significant Events	Chapter 10

VII.	APPOINTMENT AND DISMISSAL OF AUDITORS

As approved at the 2009 annual general meeting of Yanzhou Coal Mining Company Limited held on 25 June 2010, Grant Thornton (the “Grant Thornton”) and ShineWing Certified Public Accountants (the “ShineWing”) were appointed as the Company’s international and domestic auditors, respectively, for the year ended 31 December 2010. As approved at the first extraordinary general meeting held on 18 February 2011, Grant Thornton Jingdu Tianhua (“Jingdu Tianhua”) was appointed as the international auditors of the Company and its subsidiaries and should hold office until the conclusion of the 2010 annual general meeting of the Company.

During the reporting period, as approved at the general meeting, the Board was authorized to approve and pay auditors’ remuneration. The Company is responsible for auditors’ accommodation and meal expenses, but not any other related expenses.

The Auditors’ remunerations for the years 2010 and 2009 are listed as follows:

Item	2010 (RMB’000)	2009 (RMB’000)
Fees for auditing and reviewing the financial statements and internal controls of the Company	7,300	6,960
Service fees for annual review and evaluation of the internal controls of Yancoal Australia Pty Limited	AUD0.8 million	AUD0.61 million
Consultation fee for the acquisition Felix project	—	AUD0.15 million

The Board is of the view, other than the annual auditing fees, the other services fee paid by the Group to the Reporting Accountants will not have any impact on the independency of the auditors’ opinion.

ShineWing has been the Company’s domestic auditors since June 2008. Grant Thornton has been the Company’s international auditors from June 2008 to 30 December 2010 and Grant Thornton Jingdu Tianhua (“Jingdu Tianhua”) has been the Company’s international auditors since 30 December 2010.

Chapter 10	Significant Events

VIII.	UNDERTAKINGS

The share reform plan was implemented by the Company on 31 March 2006. Yankuang Group, as the original non-tradable Shareholder, made the following special undertakings during the process of implementation of the share reform plan, the performance of which are set out as follows:

Name of Shareholder	Content of undertaking		Performance of undertaking

Yankuang Group	(1)	The previously non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the relevant share reform plan;	The undertaking has already been performed.

	(2)	In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power, which are in line with the Company’s development strategies, to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of the coal liquefaction project, which is currently being developed by Yankuang Group.	The undertaking has already been performed.

	(3)	All the related expenses incurred in the implementation of the share reform plan should be borne by Yankuang Group.	The undertaking has already been performed.

Significant Events	Chapter 10

IX.	EXPANSION OF BUSINESS SCOPE

As approved at the 2009 annual general meeting of the Company held on 25 June 2010, the business scope of the Company was extended to include: sale of coking coal and iron ore; import and export of commodity and techniques; warehousing and vehicles repairs and the business scope in the Articles has been correspondingly amended.

X.	INCREASING REGISTERED CAPITAL OF YANCOAL AUSTRALIA PTY LTD

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, the Company increased the capital investment in Yancoal Australia Pty Ltd by AUD909 million (approximately RMB5.9 billion) with its own capital. Upon the completion of the capital increase, the capital investment in Yancoal Australia were increased from AUD64 million to AUD973 million.

The capital increase has been approved by the Foreign Investment Review Board of Australia and the National Development and Reform Commission of the PRC on and at present, the procedures for remitting the capital increase are in progress.

XI.	INCREASING THE REGISTERED CAPITAL OF ORDOS NENG HUA

At the eighteenth meeting of the fourth session of the Board held on 17 January 2011, it was approved that the Company increased its capital investment in Ordos Neng Hua, a wholly-owned subsidiary, by RMB 2.6 billion with its own funds. On 24 January 2011, the registered capital of Ordos Neng Hua increased from RMB 500 million to RMB 3.1 billion.

XII.	During the reporting period, the Company and its Directors, Supervisors, senior management, Shareholders, actual controlling persons have not taken compulsory measures, or been transferred to judicial bodies or be held criminally liable by the relevant authorities and judicial departments nor have any of them been inspected or punished by the CSRC, banned from entering the securities markets, confirmed as not fit or proper persons and be publicly reprimanded by other administrative departments, and the stock exchanges.

XIII.	There were no events related to bankruptcy or restructuring of the Company during the reporting period.

Chapter 11	Independent Auditor’s Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 102 to 205, which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor’s Report	Chapter 11

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2010 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Grant Thornton Jingdu Tianhua

Certified Public Accountants

20th Floor, Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

March 25, 2011

Chapter 12	Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2010

		Year ended December 31,
	NOTES	2010 RMB’000	2009 RMB’000	2008 RMB’000

GROSS SALES OF COAL	7	32,590,911	19,947,748	24,933,349
RAILWAY TRANSPORTATION SERVICE INCOME		513,282	267,345	255,713
GROSS SALES OF ELECTRICITY POWER		185,542	187,540	59,811
GROSS SALES OF METHANOL		629,290	258,867	38,550
GROSS SALES OF HEAT SUPPLY		25,227	15,638	—

TOTAL REVENUE		33,944,252	20,677,138	25,287,423

TRANSPORTATION COSTS OF COAL	7	(1,160,470)	(403,311)	(508,712)
COST OF SALES AND SERVICE PROVIDED	8	(16,801,323)	(10,589,991)	(12,201,131)
COST OF ELECTRICITY POWER		(195,536)	(190,802)	(88,253)
COST OF METHANOL		(716,802)	(352,943)	(37,834)
COST OF HEAT SUPPLY		(12,490)	(9,734)	—

GROSS PROFIT		15,057,631	9,130,357	12,451,493

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(5,093,904)	(3,820,241)	(3,832,031)
SHARE OF INCOME (LOSS) OF ASSOCIATES	28	8,870	109,786	(67,367)
OTHER INCOME	10	3,108,081	311,019	351,493
INTEREST EXPENSE	11	(603,343)	(45,115)	(38,360)

PROFIT BEFORE INCOME TAXES		12,477,335	5,685,806	8,865,228
INCOME TAXES	12	(3,171,043)	(1,553,312)	(2,385,617)

PROFIT FOR THE YEAR	13	9,306,292	4,132,494	6,479,611

Attributable to:
Equity holders of the Company		9,281,386	4,117,322	6,488,908
Non-Controlling interests		24,906	15,172	(9,297)

		9,306,292	4,132,494	6,479,611

EARNINGS PER SHARE, BASIC	16	RMB 1.89	RMB 0.84	RMB 1.32

EARNINGS PER ADS, BASIC	16	RMB 18.87	RMB 8.37	RMB 13.19

Consolidated Financial Statements	Chapter 12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2010

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Profit for the year	9,306,292	4,132,494	6,479,611

Other comprehensive income (after income tax):

Available-for-sales investments:
Change in fair value	(87,270)	125,225	(269,639)
Deferred taxes	21,818	(31,306)	67,409

	(65,452)	93,919	(202,230)
Cash flow hedges:
Cash flow hedge reserve recognized	54,532	12,280	(20,567)
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	(6,576)	18,118	—
Deferred taxes	(24,350)	(11,780)	8,831

	23,606	18,618	(11,736)

Share of other comprehensive income of associates	1,107	—	—
Exchange difference arising on translation of foreign operations	173,415	134,184	(101,227)

Other comprehensive income (loss) for the year	132,676	246,721	(315,193)

Total comprehensive income for the year	9,438,968	4,379,215	6,164,418

Attributable to:
Equity holders of the Company	9,414,110	4,364,043	6,173,715
Non-controlling interests	24,858	15,172	(9,297)

	9,438,968	4,379,215	6,164,418

Chapter 12	Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

as at 31 December 2010

		At December 31,
	NOTES	2010 RMB’000	2009 RMB’000

ASSETS

CURRENT ASSETS
Bank balances and cash	17	6,771,314	8,522,399
Term deposits	17	2,567,722	3,216,697
Restricted cash	17	85,188	315,045
Bills and accounts receivable	18	10,017,260	4,723,922
Inventories	19	1,646,116	886,360
Prepayments and other receivables	20	2,613,686	1,868,229
Prepaid lease payments	21	18,280	17,121
Prepayment for resources compensation fees	22	3,948	2,761
Derivative financial instruments	36	239,476	37,760
Tax recoverable		169,013	59,978
Overburden in advance	25	149,351	350,676

TOTAL CURRENT ASSETS		24,281,354	20,000,948

NON-CURRENT ASSETS
Intangible assets	23	19,633,164	18,866,674
Prepaid lease payments	21	728,082	691,339
Prepayment for resources compensation fees	22	8,072	13,208
Property, plant and equipment	24	19,874,615	18,877,134
Goodwill	26	1,196,586	1,305,345
Investments in securities	27	224,442	295,295
Interests in associates	28	1,074,958	939,981
Interests in jointly controlled entities	30	751	1,257
Restricted cash	17	1,365,995	238,730
Deposits made on investments	29	3,243,679	175,021
Deferred tax assets	38	1,124,166	1,027,659

TOTAL NON-CURRENT ASSETS		48,474,510	42,431,643

TOTAL ASSETS		72,755,864	62,432,591

Consolidated Financial Statements	Chapter 12

CONSOLIDATED BALANCE SHEET (continued)

as at 31 December 2010

		At December 31,
	NOTES	2010 RMB’000	2009 RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	32	1,554,444	1,366,976
Other payables and accrued expenses	33	3,820,971	4,441,834
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	2,300,637	1,564,106
Amounts due to Parent Company and its subsidiary companies	46	438,783	757,882
Borrowings-due within one year	35	614,925	1,598,113
Current portion of long term payable-due within one year	37	6,536	5,967
Derivative financial instruments	36	166,178	28,333
Tax payable		1,231,388	647,190

TOTAL CURRENT LIABILITIES		10,133,862	10,410,401

NON-CURRENT LIABILITIES
Borrowings-due after one year	35	22,400,833	20,911,728
Deferred tax liability	38	2,601,207	1,785,087
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	152,594	44,702
Non-current portion of long term payable-due after one year	37	28,917	26,380

TOTAL NON-CURRENT LIABILITIES		25,183,551	22,767,897

TOTAL LIABILITIES		35,317,413	33,178,298

Capital and reserves	39
Share capital		4,918,400	4,918,400
Reserves		32,413,486	24,233,407

Equity attributable to equity holders of the Company		37,331,886	29,151,807
Non-controlling interests		106,565	102,486

TOTAL EQUITY		37,438,451	29,254,293

TOTAL LIABILITIES AND EQUITY		72,755,864	62,432,591

The consolidated financial statements on pages 102 to 205 were approved and authorized for issue by the Board of Directors on March 25, 2011 and are signed on its behalf by:

Wu Yuxiang	Li Weimin
Director	Director

Chapter 12	Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2010

	Share capital RMB’000 (note 39)	Share premium RMB’000	Future development fund RMB’000 (note 39)	Statutory common reserve fund RMB’000 (note 39)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interest RMB’000	Total RMB’000

Balance at January 1, 2008	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612

Profit for the year	—	—	—	—	—	—	—	6,488,908	6,488,908	(9,297)	6,479,611
Other comprehensive income:
-Fair value change of available-for-sale investments	—	—	—	—	—	(202,230)	—	—	(202,230)	—	(202,230)
-Cash flow hedge reserve recognized	—	—	—	—	—	—	(11,736)	—	(11,736)	—	(11,736)
-Exchange difference arising on translation of foreign operations	—	—	—	—	(101,227)	—	—	—	(101,227)	—	(101,227)

Total comprehensive income for the year	—	—	—	—	(101,227)	(202,230)	(11,736)	6,488,908	6,173,715	(9,297)	6,164,418

Transactions with owners
-Dividends	—	—	—	—	—	—	—	(836,128)	(836,128)	(292)	(836,420)
-Appropriations to reserves	—	—	382,219	785,235	—	—	—	(1,167,454)	—	—	—

Total transactions with owners	—	—	382,219	785,235	—	—	—	(2,003,582)	(836,128)	(292)	(836,420)

Balance at December 31, 2008	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Balance at January 1, 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Profit for the year	—	—	—	—	—	—	—	4,117,322	4,117,322	15,172	4,132,494
Other comprehensive income:
-Fair value change of available-for-sale investments	—	—	—	—	—	93,919	—	—	93,919	—	93,919
-Cash flow hedge reserve recognized	—	—	—	—	—	—	18,618	—	18,618	—	18,618
-Exchange difference arising on translation of foreign operations	—	—	—	—	134,184	—	—	—	134,184	—	134,184

Total comprehensive income for the year	—	—	—	—	134,184	93,919	18,618	4,117,322	4,364,043	15,172	4,379,215

Transactions with owners
-Appropriations to reserves	—	—	292,550	381,280	—	—	—	(673,830)	—	—	—
-Dividends	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	(466)	(1,967,826)
-Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(134,820)	(134,820)
-Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	161,114	161,114

Total transactions with owners	—	—	292,550	381,280	—	—	—	(2,641,190)	(1,967,360)	25,828	(1,941,532)

Balance at December 31, 2009	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Consolidated Financial Statements	Chapter 12

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2010

	Share capital RMB’000 (note 39)	Share premium RMB’000	Future development fund RMB’000 (note 39)	Statutory common reserve fund RMB’000 (note 39)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interest RMB’000	Total RMB’000

Balance at January 1, 2010	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Profit for the year	—	—	—	—	—	—	—	9,281,386	9,281,386	24,906	9,306,292
Other comprehensive income:
-Fair value change of available-for-sale investments	—	—	—	—	—	(65,452)	—	—	(65,452)	—	(65,452)
-Cash flow hedge reserve recognized	—	—	—	—	—	—	23,606	—	23,606	—	23,606
-Exchange difference arising on translation of foreign operations	—	—	—	—	173,463	—	—	—	173,463	(48)	173,415
-Share of other comprehensive income of associates	—	—	—	—	—	1,107	—	—	1,107	—	1,107

Total comprehensive income for the year	—	—	—	—	173,463	(64,345)	23,606	9,281,386	9,414,110	24,858	9,438,968

Transactions with owners
-Disposal of a joint venture and subsidiaries	—	—	—	—	—	—	—	—	—	(23,325)	(23,325)
-Appropriations to reserves	—	—	398,750	665,965	—	—	—	(1,064,715)	—	—	—
-Dividends	—	—	—	—	—	—	—	(1,229,600)	(1,229,600)	(1,871)	(1,231,471)
-Acquisition of non-controlling interests	—	—	—	—	—	—	—	(4,431)	(4,431)	4,417	(14)

Total transactions with owners	—	—	398,750	665,965	—	—	—	(2,298,746)	(1,234,031)	(20,779)	(1,254,810)

Balance at December 31, 2010	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Chapter 12	Consolidated Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2010

		Year ended December 31,
	NOTES	2010 RMB’000	2009 RMB’000	2008 RMB’000

OPERATING ACTIVITIES

Profit before income taxes		12,477,335	5,685,806	8,865,228
Adjustments for:
Interest expenses		603,343	45,115	38,360
Interest income		(187,189)	(187,604)	(275,220)
Dividend income		(4,504)	(2,288)	(7,401)
Net unrealized foreign exchange losses		(2,180,277)	37,676	284,278
Depreciation of property, plant and equipment		2,426,626	1,793,278	1,140,809
Release of prepaid lease payments		17,958	17,027	15,109
Amortization of prepayment for resources compensation fees		3,949	2,761	2,998
Amortization of intangible assets		349,655	44,278	35,652
Reversal of impairment loss on accounts receivable and other receivables		(4,923)	(13,634)	(4,369)
Provision for inventory		4,411	—	—
Impairment loss on property, plant and equipment		97,559	—	—
Share of (income) loss of associates		(8,870)	(109,786)	67,367
Gain on disposal of a joint venture and subsidiaries		(117,928)	—	—
Loss (Gain) on disposal of property, plant and equipment		16,937	11,252	(12,317)
Written off of property, plant and equipment		1,491	14,199	—

Operating cash flows before movements in working capital		13,495,573	7,338,080	10,150,494

Increase in bills and accounts receivable		(5,286,147)	(1,416,577)	(217,012)
(Increase) decrease in inventories		(728,026)	228,862	(405,200)
Movement in land subsidence, restoration, rehabilitation and environmental cost		838,510	1,109,659	431,344
Movement in overburden cost		224,546	—	—
(Increase) decrease in prepayments and other current assets		(694,726)	20,193	(1,242,027)
Increase (decrease) in bills and accounts payable		158,859	(4,964)	263,755
Increase in other payables and accrued expenses		153,893	622,093	34,481
Increase in long-term payables		5,654	3,980	—
(Decrease) increase in amounts due to Parent Company and its subsidiary companies		(319,099)	57,549	40,749

Cash generated from operations		7,849,037	7,958,875	9,056,584

Income taxes paid		(2,038,697)	(1,596,774)	(2,207,217)
Interest paid		(602,743)	(28,501)	(36,511)
Interest income received		187,561	184,243	275,220
Dividend income received		4,646	2,288	7,401

NET CASH FROM OPERATING ACTIVITIES		5,399,804	6,520,131	7,095,477

Consolidated Financial Statements	Chapter 12

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended December 31, 2010

		Year ended December 31,
	NOTES	2010 RMB’000	2009 RMB’000	2008 RMB’000

INVESTING ACTIVITIES

Decrease (increase) in term deposits		648,975	(1,971,371)	141,599
Purchase of property, plant and equipment		(3,576,136)	(2,133,726)	(2,027,030)
Decrease in other loans receivable		—	—	640,000
Increase in restricted cash		(874,643)	(432,492)	(50,412)
Increase in deposit made on investment		(3,125,753)	(57,095)	—
Proceeds on disposal of property, plant and equipment		205,446	79,626	19,829
Acquisition of non-controlling interests of Shanxi Tianhao		(14)	—	—
Acquisition of three subsidiaries	44	(133,000)	—	—
Acquisition of Hua Ju Energy	42	—	(761,683)	—
Acquisition of Felix	43	—	(19,558,544)	—
Acquisition of mining rights in Zhaolou		—	—	(747,339)
Proceeds on disposal of a joint venture and subsidiaries	45	1,147,821	—	—
Investments in securities		(16,257)	—	—
Investments in associates		(125,000)	—	—
Purchase of intangible assets		(35,352)	(233)	—
Purchase of land use right		(442)	(7,420)	(68,136)

NET CASH USED IN INVESTING ACTIVITIES		(5,884,355)	(24,842,938)	(2,091,489)

FINANCING ACTIVITIES

Dividend paid		(1,229,600)	(1,967,360)	(836,128)
Proceeds from bank borrowings		1,110,954	20,840,505	—
Repayments of bank borrowings		(655,528)	(188,705)	(72,000)
Repayments of other borrowings		(584,478)	—	—
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		—	(13,248)	(13,248)
Dividend paid to non-controlling interests of a subsidiary		(1,871)	(201)	(292)
Dividend paid to the former shareholders of Hua Ju Energy		—	(47,250)	—
Repayment of borrowings to Parent Company		—	(120,000)	—

NET CASH (USED IN) FROM FINANCING ACTIVITIES		(1,360,523)	18,503,741	(921,668)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,845,074)	180,934	4,082,320

CASH AND CASH EQUIVALENTS, AT JANUARY 1		8,522,399	8,439,578	4,424,561
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		93,989	(98,113)	(67,303)

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		6,771,314	8,522,399	8,439,578

Chapter 12	Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the Group Profile and General Information to the annual report.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”), as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s subsidiaries, associate and joint ventures are set out in notes 54, 28, 30 and 31 respectively.

As at December 31, 2010, the Group has a net current assets of RMB14,147,492,000 (2009: RMB9,590,547,000) and total assets less current liabilities of RMB62,622,002,000 (2009: RMB52,022,190,000).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). In the current year, Shanxi Neng Hua acquired approximate 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

Consolidated Financial Statements	Chapter 12

1.	GENERAL (continued)

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in the current year.

The Company originally held a 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). In 2008, the Company acquired the remaining 3% equity interest in Yulin. Moreover, the Company made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009.

In 2009, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. As at December 31, 2010, Ordos has not yet commenced any construction and production projects.

During the year, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies with consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region. As at 31 December, 2010, the three newly acquired companies have not commenced any construction and production projects.

Chapter 12	Consolidated Financial Statements

2.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosures required by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

Changes in accounting estimates

In current year, unit-of-production method is applied for the amortization of coal reserves located in China. In the previous years, these assets were amortized on a straight-line basis. The directors of the Company consider unit-of-production method can better reflect the expected pattern of consumption of economic benefits of such assets. Changes of accounting estimates have no material impact on the consolidated financial statements.

Comparative figures

Business taxes and surcharges have been reclassified from as a deduction of each categories of revenue to each corresponding costs of these revenue to provide a more appropriate presentation. Therefore, for the years ended December 31, 2009 and December 31, 2008, subtotals of income and corresponding costs increased by RMB423,776,000 and RMB384,342,000 respectively. The reclassification has no impact to the overall results of the Group. The reclassification does not result in any changes to the consolidated balance sheets as at 31 December 2009 and 31 December 2008 and therefore they are not presented in the consolidated financial statements.

Consolidated Financial Statements	Chapter 12

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standards and interpretations, and amended and revised standards and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2010.

IFRSs (Amendments)	Improvements to IFRSs 2009
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IFRS 3 (Revised)	Business Combinations
IAS 39 (Amendment)	Eligible Hedged Items

Except for those new accounting policies effective for the financial year beginning January 1, 2010 as applied in these financial statements of the Group, the accounting policies adopted for the current year are the same as those adopted for the Group’s financial statements for the year ended December 31, 2009. The effects of new IFRSs, which have a significant impact on the financial statements of the Group, are as follow:

•	IFRS 3 (Revised)-Business Combinations

The IFRS3 (Revised) introduced major changes to the accounting requirements for business combinations. It retains the major features of the purchase method of accounting, now referred to as the acquisition method. The most significant changes in IFRS3 (Revised) that had an impact on the Group’s acquisitions in 2010 are as follows: The assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Any contingent consideration is measured at fair value at the acquisition date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognized in profit or loss. Acquisition-related costs of the combination are recorded as an expense in the income statement. Prior to January 1, 2010, the costs were accounted for as part of the cost of the acquisition. As the Group did not have a material business combination in the current year, the adoption of IFRS 3 (Revised) did not have any material impact on the current year financial statements. IFRS 3 (Revised) is adopted prospectively.

•	IAS 27 (Revised) Consolidated and Separate Financial Statements

IAS 27 (Revised) introduced changes to the accounting requirements for transactions with non-controlling interests and the loss of control of a subsidiary. IAS 27 (Revised) requires the changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company. Prior to January 1, 2010, goodwill arising on acquisition of additional interest in subsidiary represented the excess of the cost of acquisition over the carrying value of the net assets attributable to the additional interest in the subsidiary. IAS 27 (Revised) is adopted prospectively.

The adoption of IAS 27 (Revised) did not have material impact in the current year financial statements.

Chapter 12	Consolidated Financial Statements

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

•	Improvements to IFRSs 2009

The Improvements to IFRSs 2009 (“2009 Improvements”) made several minor amendments to IFRSs. The only amendment relevant to the Group relates to IAS 17 Leases. Prior to this amendment, IAS 17 generally required a lease of land to be classified as an operating lease. The amendment requires that leases of land are classified as finance or operating applying the general principles of IAS 17. The Group has reassessed the classification of the land elements of its unexpired leases and has determined that none of its leases require reclassification.

The adoption of the new IFRSs had no material effect on how the financial statements for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Improvement to IFRSs 20101
IFRS 7 (Amendments)	Disclosures – Transfers of Financial Assets2
IFRS 9	Financial Instruments3
IAS 24 (Revised)	Related Parties Disclosures4

1	Effective for annual periods beginning on or after July 1, 2010 and January 1, 2011, as appropriate
2	Effective for annual periods beginning on or after July 1, 2011
3	Effective for annual periods beginning on or after January 1, 2013
4	Effective for annual periods beginning on or after January 1, 2011

•	IFRS 9 Financial instruments

Under IFRS 9, all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at either amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods

Consolidated Financial Statements	Chapter 12

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

•	IFRS 9 Financial instruments (continued)

In relation to financial liabilities, the significant change relates to financial liabilities that are designated as at fair value through profit or loss. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

•	IAS 24 Related Party Disclosures (Revised)

The revised standard is applicable for annual periods beginning on or after January 1, 2011. The revised standard clarifies and simplifies the definition of a related party and it introduces certain exemptions on disclosure requirements in respect of transactions between government-related entities and government, and other government-related entities.

Except for the abovementioned standards or interpretations, the directors are evaluating the impact of application of other standards or interpretations on the Group’s future results and financial statements.

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if its results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Subsequent adjustments to the consideration are recognized against the cost of acquisition within the measurement period which does not exceed one year from the acquisition date. Subsequent accounting for changes in fair values of the contingent consideration that do not qualify as measurement period adjustments is included in the income statement or within equity for contingent consideration classified as an asset/liability and equity respectively.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combination (continued)

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity in the acquiree (if any) over the net of the acquisition–date amounts of the identifiable assets acquired and liabilities assumed. If, after assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value on the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. The Group applies the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets to account for all its acquisitions.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in associates (continued)

The requirements of IAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

When a group entity undertakes its activities under joint venture arrangements directly, the Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of jointly controlled assets, and its share of joint venture expenses, are recognized when it is probable that the economic benefits associated with the transactions will flow to/from the Group and their amount can be measured reliably.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the equity method of accounting and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

The Group’s share using proportionate consolidation of the assets, liabilities, revenue and expenses of other joint ventures (no separate entity has been established) are included in the appropriate items of the financial statements.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods are recognised upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Service income is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses. Amortization is recognized over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(i)	Coal reserves

Coal reserves represent the portion of total proven and probable reserves in the coal mine of a mining right. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (“JORC”) reserves for the Group’s subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

(ii)	Coal resources

Coal resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the coal resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

(iii)	Rail access rights

Rail access rights are amortized on a straight line basis or on a unit of production basis under agreement over the life of the mine.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset.

Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “coal resources”)

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and are stated at cost less accumulated amortization and accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or unit of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

For previously capitalized goodwill arising on acquisitions of net assets and operations of another entity after January 1, 2001, the Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Felix and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognizes the assets. Felix group has entered into a tax sharing agreement whereby each company in the Felix group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the Felix group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of any related assets, in which case the capitalised cost is reduced to nil and remaining adjustment is recognised in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present values of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as an obligation under finance leases.

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasing (continued)

Each lease payment is allocated between liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the liability. The finance lease liabilities are included in current and non-current borrowings. The finance charges are expensed in the income statement over the lease periods so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the reporting date.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loan and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable and other receivables) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized initially in other comprehensive income and accumulated in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Impairment of financial assets (continued)

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized initially in other comprehensive income and accumulated in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities

The Group’s financial liabilities including accounts payable and bills, other payables, amounts due to Parent Company and its subsidiary companies and bank borrowings are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 36. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Chapter 12	Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Accounting for derivative financial instruments and hedging activities (Continued)

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized initially in consolidated income statement immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. To the extent that the derivative is not effective as a hedge, gains and losses are recognized in the consolidated income statement as gains or losses on derivative instruments.

(ii)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Amounts accumulated in equity are recognized in the consolidated income statement as the underlying hedged items are recognized.

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii)	Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the consolidated income statement.

Consolidated Financial Statements	Chapter 12

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Chapter 12	Consolidated Financial Statements

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation of property, plant and equipment

The cost of mining structures is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular intervals and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Coal reserves, coal resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the coal mine. Proven and probable coal reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Consolidated Financial Statements	Chapter 12

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2010, the carrying amount of goodwill is RMB1,196,586,000 (2009: RMB1,305,345,000).

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2010, the carrying amounts of property, plant and equipment is approximately RMB19,874,615,000 (2009: RMB18,877,134,000). During the year ended December 31, 2010, RMB1,491,000 was written off as expenses (2009: RMB14,199,000; 2008: nil). In addition, during the year ended December 31, 2010, impairment loss on property, plant and equipment of RMB97,559,000 was recognized (2009: nil) by the Group and details of this impairment are set out in note 24.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover.

Chapter 12	Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	– Underground and open-cut mining, preparation and sales of coal
Coal railway transportation	– Provision of railway transportation services
Methanol, electricity and heat supply	– Production and sales of methanol and electricity and related heat supply services

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 4. Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2010
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	32,590,911	513,282	840,059	—	—	33,944,252
Inter-segment	339,355	36,051	455,259	—	(830,665)	—

Total	32,930,266	549,333	1,295,318	—	(830,665)	33,944,252

Consolidated Financial Statements	Chapter 12

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT (continued)

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

		For the year ended December 31, 2010
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	11,096,252	51,554	(459,610)	—	10,688,196

Unallocated corporate expenses					(473,502)
Unallocated corporate income					2,669,925
Interest income					187,189
Share of profit of associates	2,102	—	6,768	—	8,870
Interest expenses					(603,343)

Profit before income taxes					12,477,335
Income taxes					(3,171,043)

Profit for the year					9,306,292

BALANCE SHEET

	At December 31, 2010
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	57,600,041	637,184	5,083,532	63,320,757

Interests in associates	127,102	—	947,856	1,074,958
Interests in jointly controlled entities	751	—	—	751
Unallocated corporate assets				8,359,398

				72,755,864

LIABILITIES
Segment liabilities	5,170,012	38,782	2,653,337	7,862,131

Unallocated corporate liabilities				27,455,282

				35,317,413

Chapter 12	Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

OTHER INFORMATION

	For the year ended December 31, 2010
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	3,297,996	34,498	452,838	—	2	3,785,334
Investments in associates	125,000	—	—	—	—	125,000
Amortization of intangible assets	341,003	5,014	3,638	—	—	349,655
Release of prepaid lease payments	9,760	5,372	2,826	—	—	17,958
Provision for inventories	—	—	4,411	—	—	4,411
Impairment loss on property, plant and equipment	—	—	97,559	—	—	97,559
Depreciation of property, plant and equipment	1,796,579	77,399	442,427	—	3,042	2,319,447
Written off of property, plant and equipment	—	—	1,491	—	—	1,491
Impairment losses reversed on accounts receivable and other receivables	(6,828)	—	1,905	—	—	(4,923)
Gain on disposal of a joint venture and subsidiaries	117,928	—	—	—	—	117,928

Note 1:	Capital additions include those arising from the acquisition of three subsidiaries during the year.

INCOME STATEMENT

	For the year ended December 31, 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	19,947,748	267,345	462,045	—	—	20,677,138
Inter-segment	169,153	61,507	474,946	—	(705,606)	—

Total	20,116,901	328,852	936,991	—	(705,606)	20,677,138

Consolidated Financial Statements	Chapter 12

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT (continued)

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	6,353,496	(171,712)	(277,320)	—	5,904,464

Unallocated corporate expenses					(473,221)
Unallocated corporate income					2,288
Interest income					187,604
Share of profit of an associate	—	—	109,786	—	109,786
Interest expenses					(45,115)

Profit before income taxes					5,685,806
Income taxes					(1,553,312)

Profit for the year					4,132,494

BALANCE SHEET

	At December 31, 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	46,812,323	690,172	4,105,745	51,608,240

Interest in an associate	—	—	939,981	939,981
Interests in jointly controlled entities	1,257	—	—	1,257
Unallocated corporate assets				9,883,113

				62,432,591

LIABILITIES
Segment liabilities	5,358,455	85,695	2,005,549	7,449,699

Unallocated corporate liabilities				25,728,599

				33,178,298

Chapter 12	Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

OTHER INFORMATION

	For the year ended December 31, 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	24,086,467	11,401	1,219,970	—	6,954	25,324,792
Investments in jointly controlled entities	1,257	—	—	—	—	1,257
Amortization of intangible assets	44,274	—	4	—	—	44,278
Release of prepaid lease payments	9,606	5,372	2,049	—	—	17,027
Depreciation of property, plant and equipment	1,409,507	86,251	295,321	—	2,199	1,793,278
Written off of property, plant and equipment	13,609	—	590	—	—	14,199
Impairment losses reversed on accounts receivable and other receivables	(14,222)	—	588	—	—	(13,634)

Note 1:	Capital additions include the increase in goodwill during the year which represents RMB766,816,000 and RMB239,879,000 in respect of coal mining and methanol, electricity and heat supply segments respectively.
Note 2:	Capital additions and investments in jointly controlled entities include those arising from the acquisition of subsidiaries.

INCOME STATEMENT

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

GROSS REVENUE
External	24,933,349	255,713	98,361	—	—	25,287,423
Inter-segment	131,655	88,458	—	—	(220,113)	—

Total	25,065,004	344,171	98,361	—	(220,113)	25,287,423

Consolidated Financial Statements	Chapter 12

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT (continued)

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	9,678,304	(91,781)	(185,116)	—	9,401,407

Unallocated corporate expenses					(580,843)
Unallocated corporate income					7,401
Interest income					142,990
Share of loss of an associate	—	—	(67,367)	—	(67,367)
Interest expenses					(38,360)

Profit before income taxes					8,865,228
Income taxes					(2,385,617)

Profit for the year					6,479,611

BALANCE SHEET

	At December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	18,315,343	757,081	2,906,695	21,979,119

Interests in an associate	—	—	830,195	830,195
Unallocated corporate assets				9,529,317

				32,338,631

LIABILITIES
Segment liabilities	2,264,820	46,008	1,215,524	3,526,352

Unallocated corporate liabilities				1,995,669

				5,522,021

Chapter 12	Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

OTHER INFORMATION

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions	1,925,294	29,234	925,084	—	2,105	2,881,717
Amortization of intangible assets	35,652	—	—	—	—	35,652
Release of prepaid lease payments	9,379	5,372	358	—	—	15,109
Depreciation of property, plant and equipment	1,009,365	79,912	49,159	—	2,373	1,140,809
Gain on disposal of property, plant and equipment	(12,317)	—	—	—	—	(12,317)
Impairment losses reversed on accounts receivable and other receivables	(4,369)	—	—	—	—	(4,369)

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in associates and jointly controlled entities.

The geographical information of sales are as follows:

	Revenue from external customers For the year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

The PRC (place of domicile)	28,633,685	19,633,977	23,418,886
Australia	115,227	45,121	16,346
Others	5,195,340	998,040	1,852,191

Total	33,944,252	20,677,138	25,287,423

Consolidated Financial Statements	Chapter 12

6.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION (continued)

The geographical information of specified non-current assets are as follows:

	Specified non-current assets At December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

The PRC (place of domicile)	17,412,174	17,347,369	16,097,008
Australia	25,095,982	23,334,361	849,109

Total non-current assets	42,508,156	40,681,730	16,946,117

For the year ended December 31, 2010, the revenue from coal mining segment amounted to RMB32,590,911,000 (2009: RMB19,947,748,000; 2008: RMB24,933,349,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB4,443,729,000 (2009: RMB3,122,684,000; 2008: RMB4,413,948,000). As at December 31, 2010, accounts receivable from this customer accounted for approximately 0% (2009: 0%; 2008: 20%) of the Group’s total accounts receivable. Other than this customer, there is no other customer whose sales accounted for 10% or more of the Group’s total revenue.

7.	NET SALES OF COAL

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Coal sold in the PRC, gross	27,280,344	18,903,375	23,033,777
Less: Transportation costs	316,452	305,110	356,517

Coal sold in the PRC, net	26,963,892	18,598,265	22,677,260

Coal sold outside the PRC, gross	5,310,567	1,044,373	1,899,572
Less: Transportation costs	844,018	98,201	152,195

Coal sold outside the PRC, net	4,466,549	946,172	1,747,377

Net sales of coal	31,430,441	19,544,437	24,424,637

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

Chapter 12	Consolidated Financial Statements

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Materials	2,017,681	1,482,653	1,616,865
Wages and employee benefits	4,695,000	3,281,578	2,624,821
Electricity	223,639	500,518	346,401
Depreciation	1,462,706	1,286,265	907,218
Land subsidence, restoration, rehabilitation and environmental costs	1,545,302	1,738,103	3,279,503
Annual fee and amortization of mining rights (note 23)	481,711	181,344	170,793
Transportation costs	76,171	86,618	131,301
Cost of traded coal	3,955,603	1,077,538	1,810,342
Business tax and surcharges	505,491	419,459	388,878
Others	1,838,019	535,915	925,009

	16,801,323	10,589,991	12,201,131

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Wages and employee benefits	1,347,221	1,402,920	1,374,698
Additional medical insurance	67,420	20,919	53,068
Staff training costs	65,097	35,398	24,412
Depreciation	298,895	168,334	114,451
Distribution charges	835,900	148,580	103,209
Resource compensation fees (note)	226,578	177,842	159,938
Repairs and maintenance	614,173	474,233	424,751
Research and development	70,606	46,321	106,516
Freight charges	24,540	28,556	20,247
Property, plant and equipment written off	1,491	14,199	—
Impairment loss on property, plant and equipment	97,559	—	—
Loss on disposal of property, plant and equipment	16,937	11,252	—
Legal and professional fees	71,152	88,320	76,328
Social welfare and insurance	135,341	101,693	138,264
Utilities relating to administrative buildings	368,063	239,439	147,737
Environmental protection	110,254	82,426	48,028
Travelling, entertainment and promotion	98,709	79,734	80,109
Foreign exchange losses	—	—	328,858
Coal price adjustment fund	289,652	266,876	264,815
Bonus payments	—	67,842	49,977
Others	354,316	365,357	316,625

	5,093,904	3,820,241	3,832,031

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

Consolidated Financial Statements	Chapter 12

10.	OTHER INCOME

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Dividend income	4,504	2,288	7,401
Gain on sales of auxiliary materials	22,820	25,769	37,762
Government grants	43,273	29,839	3,500
Interest income from bank deposits	187,189	187,604	142,990
Interest income from entrusted loan	—	—	132,230
Exchange gain, net	2,665,421	46,151	—
Gain on disposal of a joint venture and subsidiaries	117,928	—	—
Others	66,946	19,368	27,610

	3,108,081	311,019	351,493

The above dividend income is from listed investments.

11.	INTEREST EXPENSE

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Interest expenses on:
– bank borrowings wholly repayable within 5 years	594,679	18,838	20,537
– bank borrowings not wholly repayable within 5 years	5,369	11,396	15,899
– bills receivable discounted without recourse	2,695	13,665	75
Deemed interest expenses in respect of acquisition of Jining III	600	1,216	1,849

	603,343	45,115	38,360

12.	INCOME TAXES

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Income taxes:
Current taxes	2,467,741	1,771,674	2,351,759
Under provision in prior years	10,085	42,221	265,390

	2,477,826	1,813,895	2,617,149
Deferred tax charge (note 38)	693,217	(260,583)	(231,532)

	3,171,043	1,553,312	2,385,617

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2009: 25%; 2008: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Chapter 12	Consolidated Financial Statements

12.	INCOME TAXES (continued)

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	3,119,333	1,421,452	2,216,307

Reconciling items:
Tax effect of future development fund deductible for tax purposes	(18,601)	(20,436)	—
Deemed interest not deductible for tax purposes	150	304	462
Effect of income exempt from taxation	(242,252)	(64,170)	(74,491)
Reversal of impairment loss on doubtful debts not subject to tax	—	—	(11,398)
Deemed interest income from subsidiaries subject to tax	18,571	31,134	40,213
Tax effect of tax losses not recognized	150,590	135,268	28
Under provision in prior years	10,085	42,221	265,390
Utilization of unrecognized tax losses in prior years	—	—	(51,600)
Effect of tax rate differences in other taxation jurisdictions	135,942	1,504	—
Others	(2,775)	6,035	706

Income taxes	3,171,043	1,553,312	2,385,617

Effective income tax rate	25%	27%	27%

Consolidated Financial Statements	Chapter 12

13.	PROFIT FOR THE YEAR

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Profit for the year has been arrived at after charging:

Amortization of intangible assets	349,655	44,278	35,652
Depreciation of property, plant and equipment	2,319,447	1,793,278	1,140,809

Total depreciation and amortization	2,669,102	1,837,556	1,176,461

Release of prepaid lease payments	17,958	17,027	15,109
Auditors’ remuneration	16,763	12,401	10,157
Staff costs, including directors’ and supervisors’ emoluments	5,988,821	4,897,951	4,358,556
Retirement benefit scheme contributions (included in staff costs above)	785,051	1,092,817	867,808
Cost of inventories	16,167,748	9,219,686	11,986,520
Including: provision for inventories	4,411	—	—
Exchange loss, net	—	—	328,858

and crediting:

Exchange gains, net	(2,665,421)	(46,151)	—
Gain on disposal of property, plant and equipment	—	—	(12,317)
Reversal of impairment loss on accounts receivable and other receivables	(4,923)	(13,634)	(4,369)

Chapter 12	Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2010
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Pu Hongjiu	113	—	—	113
Zhai Xigui	113	—	—	113
Li Weian	113	—	—	113
Wang Junyan	113	—	—	113

	452	—	—	452

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Li Weimin	—	188	38	226
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	269	54	323
Wang Xinkun	—	343	69	412
Zhang Baocai	—	312	62	374
Dong Yunqing	—	309	62	371

	—	1,421	285	1,706

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	305	61	366
Xu Bentai	—	346	69	415

	—	651	130	781

Other management team
Jin Tai	—	189	38	227
Zhang Yingmin	—	189	38	227
He Ye	—	188	38	226
Tian Fengze	—	291	58	349
Shi Chenzhong	—	342	68	410
Qu Tianzhi	—	285	57	342
Ni Xinghua	—	328	66	394
Lai Cunliang	—	664	—	664

	—	2,476	363	2,839

Consolidated Financial Statements	Chapter 12

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2009
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Pu Hongjiu	109	—	—	109
Zhai Xigui	109	—	—	109
Li Weian	109	—	—	109
Wang Junyan	109	—	—	109

	436	—	—	436

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	148	29	177
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	220	44	264
Wang Xinkun	—	250	50	300
Zhang Baocai	—	220	44	264
Dong Yunqing	—	220	44	264

	—	1,058	211	1,269

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	220	44	264
Xu Bentai	—	259	52	311

	—	479	96	575

Other management team
Li Weimin	—	61	12	73
Jin Tai	—	61	13	74
Zhang Yingmin	—	61	12	73
He Ye	—	61	12	73
Tian Fengze	—	221	44	265
Shi Chenzhong	—	250	50	300
Qu Tianzhi	—	250	50	300
Ni Xinghua	—	250	50	300
Lai Cunliang	—	540	—	540

	—	1,755	243	1,998

Chapter 12	Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2008
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000

Independent non-executive directors
Pu Hongjiu	104	—	—	104
Cui Jianmin	50	—	—	50
Wang Xiaojun	60	—	—	60
Wang Quanxi	50	—	—	50
Zhai Xigui	54	—	—	54
Li Weian	54	—	—	54
Wang Junyan	54	—	—	54

	426	—	—	426

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	192	38	230
Wang Xinkun	—	218	44	262
Zhang Baocai	—	191	38	229
Dong Yunqing	—	192	38	230

	—	793	158	951

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	192	38	230
Xu Bentai	—	207	41	248

	—	399	79	478

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	—	—	—
Tian Fengze	—	192	38	230
Shi Chenzhong	—	218	44	262
Qu Tianzhi	—	218	44	262
Ni Xinghua	—	218	44	262
Lai Cunliang	—	508	102	610

	—	1,354	272	1,626

No directors waived any emoluments in each of the year ended December 31, 2010, 2009 and 2008.

Consolidated Financial Statements	Chapter 12

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2010 (2009: nil; 2008: nil). The emoluments of the five highest paid individuals (2009: five; 2008: five) were stated as follows:

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Salaries, allowance and other benefits in kind	4,411	6,380	6,787
Retirement benefit scheme contributions	228	574	611
Discretionary bonuses	28	228	242

	4,667	7,182	7,640

Their emoluments were within the following bands:

	Year ended December 31,
	2010 No. of employees	2009 No. of employees	2008 No. of employees

Nil to HK$1,000,000	3	—	—
HK$1,000,001 to HK$1,500,000	1	3	3
HK$1,500,001 to HK$2,000,000	1	1	1
HK$2,000,001 to HK$2,500,000	—	1	1

Chapter 12	Consolidated Financial Statements

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000
2009 final dividend, RMB0.250 per share
(2009: 2008 final dividend RMB0.400; 2008: 2007 final dividend RMB0.170)	1,229,600	1,967,360	836,128

In the annual general meeting held on June 27, 2008, a final dividend in respect of the year ended December 31, 2007 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 26, 2009, a final dividend in respect of the year ended December 31, 2008 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 25, 2010, a final dividend in respect of the year ended December 31, 2009 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB2,901,856,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.59 per share, in respect of the year ended December 31, 2010. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2010, 2009 and 2008 is based on the profit attributable to the equity holders of the Company for the year of RMB9,281,386,000, RMB4,117,322,000 and RMB6,488,908,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been changed from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to ADS holders on July 3, 2008.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2010, 2009 and 2008.

Consolidated Financial Statements	Chapter 12

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.36% to 4.75% (2009: from 0.36% to 3.75%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.36%-4.53 % per annum (2009: 0.36%-3.47%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs as required by the Australian government and as guarantee for borrowings. The long-term deposits carry interest rate of 5.20% (2009: of 4.41%) per annum.

The term deposits carry fixed interest rate of 2.25% to 4.80% (2009: 1.17% to 4.53%) per annum.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2010 RMB’000	2009 RMB’000

Accounts receivable
– From third parties	439,646	357,282
– From a jointly controlled entity	53,450	81,329

Total accounts receivable	493,096	438,611
Less: Impairment loss	(5,406)	(4,542)

	487,690	434,069
Total bills receivable	9,529,570	4,289,853

Total bills and accounts receivable, net	10,017,260	4,723,922

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2010 RMB’000	2009 RMB’000

1-90 days	4,738,930	2,592,713
91-180 days	5,278,330	2,131,209

	10,017,260	4,723,922

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

Chapter 12	Consolidated Financial Statements

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 93 days (2009: 88 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable is as follows:

	At December 31,
	2010 RMB’000	2009 RMB’000

Balance at January 1	4,542	29,509
Provided for the year	895	335
Written off recognized	—	(5,797)
Reversal	(31)	(19,505)

Balance at December 31	5,406	4,542

Included in the allowance for doubtful debts is an allowance of RMB5.4 million (2009: RMB 4.5 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	INVENTORIES

	At December 31,
	2010 RMB’000	2009 RMB’000

COST
Methanol	10,279	27,320
Auxiliary materials, spare parts and small tools	372,046	288,550
Coal products	1,263,791	570,490

	1,646,116	886,360

Consolidated Financial Statements	Chapter 12

20.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2010 RMB’000	2009 RMB’000

Advances to suppliers	243,210	75,623
Prepaid freight charges and related handling charges	—	5,232
Due from a jointly controlled entity (note)	115,480	66,321
Deposit for environment protection	254,193	226,252
Prepaid relocation costs of inhabitants	1,709,872	1,288,453
Others	290,931	206,348

	2,613,686	1,868,229

Included in the above balances as of December 31, 2010 is an impairment loss of RMB16,067,000 (2009: RMB21,854,000). During the year ended December 31, 2009, the Group wrote off impairment loss of RMB536,000.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

Note: The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

21.	PREPAID LEASE PAYMENTS

	At December 31,
	2010 RMB’000	2009 RMB’000

Current portion	18,280	17,121
Non-current portion	728,082	691,339

	746,362	708,460

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

22.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

Chapter 12	Consolidated Financial Statements

23.	INTANGIBLE ASSETS

	Coal reserves RMB’000	Coal resources RMB’000	Technology RMB’000	Rail access rights RMB’000	Water Licenses RMB’000	Others RMB’000	Total RMB’000

COST
At January 1, 2009	1,133,680	—	—	—	—	—	1,133,680
Exchange re-alignment	25,998	—	—	—	—	—	25,998
Additions for the year	—	—	—	—	—	233	233
Acquisition of Felix	13,782,538	3,859,559	153,235	41,523	7,356	3,812	17,848,023

At December 31, 2009 and at January 1, 2010	14,942,216	3,859,559	153,235	41,523	7,356	4,045	19,007,934
Exchange re-alignment	1,224,643	354,020	14,613	2,135	699	713	1,596,823
Acquisition of Yize	—	—	—	—	124,565	7,420	131,985
Additions for the year	—	25,921	—	1,317	—	8,114	35,352
Transfer	206,922	(206,922)	—	—	—	—	—
Disposal of a joint venture and subsidiaries	(539,070)	(127,293)	—	(41,410)	—	(348)	(708,121)

At December 31, 2010	15,834,711	3,905,285	167,848	3,565	132,620	19,944	20,063,973

AMORTIZATION
At January 1, 2009	93,973	—	—	—	—	—	93,973
Exchange re-alignment	3,009	—	—	—	—	—	3,009
Provided for the year	44,274	—	—	—	—	4	44,278

At December 31, 2009 and at January 1, 2010	141,256	—	—	—	—	4	141,260
Exchange re-alignment	8,601	—	—	11	—	100	8,712
Provided for the year	341,003	—	—	5,014	—	3,638	349,655
Disposal of a joint venture and subsidiaries	(63,976)	—	—	(4,773)	—	(69)	(68,818)

At December 31, 2010	426,884	—	—	252	—	3,673	430,809

CARRYING VALUES
At December 31, 2010	15,407,827	3,905,285	167,848	3,313	132,620	16,271	19,633,164

At December 31, 2009	14,800,960	3,859,559	153,235	41,523	7,356	4,041	18,866,674

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB140,708,000 (2009: RMB137,070,000) for the year has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

Consolidated Financial Statements	Chapter 12

23.	INTANGIBLE ASSETS (continued)

The other mining rights (coal reserves) are amortized on the following basis:

Amortization method

Jining III	Unit of production method
Zhaolou	Unit of production method
Tianchi	Unit of production method
Austar	Unit of production method
Ashton	Unit of production method
Moolarben	Unit of production method
Yarrabee	Unit of production method

Rail access rights are amortized on a straight line basis or unit of production basis over the life of the mine.

Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of coal mine. The mining activities of the relevant locations have not yet been started and therefore, no amortization was provided.

Other intangible assets namely represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB341,003,000 (2009: RMB44,278,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB8,652,000 has been included in selling, general and administrative expenses.

At December 31, 2010, intangible assets with a carrying amount of approximately RMB18,297,975,000 (2009: RMB4,288,410,000) have been pledged to secure the borrowings of the Company’s subsidiaries (Note 35).

Chapter 12	Consolidated Financial Statements

24.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000

COST
At January 1, 2009	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457
Exchange re-alignment	14,037	2,933	—	—	—	261,896	60	42,608	321,534
Acquisition of Hua Ju Energy	—	290,362	—	—	—	434,929	4,050	25,872	755,213
Acquisition of Felix	223,963	35,403	—	—	486,736	1,882,269	—	918,536	3,546,907
Additions	9,656	1,084	—	—	—	163,300	6,981	1,904,628	2,085,649
Transfers	577	481,045	—	480,557	994,476	4,553,842	21,366	(6,531,863)	—
Written off	—	—	—	—	—	—	—	(14,199)	(14,199)
Disposals	—	(39,410)	(2,127)	(2,936)	—	(359,180)	(36,637)	—	(440,290)

At December 31, 2009 and January 1, 2010	290,512	3,777,044	253,678	1,346,588	5,179,785	17,429,186	373,445	1,173,033	29,823,271
Exchange re-alignment	26,598	10,471	—	—	67,144	357,436	25	77,736	539,410
Acquisition of Yize	—	4,670	—	—	—	8	73	—	4,751
Additions	41,764	77,300	—	—	281,451	94,707	2,337	3,059,827	3,557,386
Transfers	10	89,868	—	95,596	271,913	2,897,788	23,330	(3,378,505)	—
Written off	—	—	—	—	—	—	—	(1,491)	(1,491)
Disposals	—	(18,055)	—	(27,588)	—	(514,073)	(10,279)	—	(569,995)
Disposal of a joint venture and subsidiaries	(66,076)	—	—	—	(87,366)	(173,670)	—	—	(327,112)

At December 31, 2010	292,808	3,941,298	253,678	1,414,596	5,712,927	20,091,382	388,931	930,600	33,026,220

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2009	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011
Exchange re-alignment	—	936	—	—	—	82,274	50	—	83,260
Provided for the year	—	220,440	12,010	35,765	86,087	1,399,981	38,995	—	1,793,278
Eliminated on disposals	—	(9,783)	(1,473)	(2,226)	—	(302,184)	(33,746)	—	(349,412)

At December 31, 2009 and January 1, 2010	—	1,530,513	77,467	418,831	1,886,164	6,787,291	245,871	—	10,946,137
Exchange re-alignment	—	890	—	—	7,470	56,790	20	—	65,170
Provided for the year	—	109,779	5,819	165,254	271,295	1,836,394	38,085	—	2,426,626
Impairment loss	—	15,356	—	4,127	—	78,076	—	—	97,559
Eliminated on disposals	—	(4,761)	—	(4,858)	—	(328,379)	(9,614)	—	(347,612)
Disposal a of a joint venture and subsidiaries	—	—	—	—	(9,799)	(26,476)	—	—	(36,275)

At December 31, 2010	—	1,651,777	83,286	583,354	2,155,130	8,403,696	274,362	—	13,151,605

CARRYING VALUES
At December 31, 2010	292,808	2,289,521	170,392	831,242	3,557,797	11,687,686	114,569	930,600	19,874,615

At December 31, 2009	290,512	2,246,531	176,211	927,757	3,293,621	10,641,895	127,574	1,173,033	18,877,134

Consolidated Financial Statements	Chapter 12

24.	PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2010, the directors conducted a review of the Group’s mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB1,491,000 (2009: RMB14,199,000) have been written off in respect of construction in progress including railway projects and water engineering projects.

At December 31, 2010, property, plant and equipment with a carrying amount of approximately RMB4,361,373,000 (2009: RMB3,546,907,000) have been pledged to secure bank borrowings of the Group (Note 35).

In addition, the Group’s finance leases (Note 35) are secured by the property, plant and equipment held under the relevant finance leases with a carrying amount of RMB856,876,000 (2009: RMB651,981,000).

As a result of shortage in raw materials supply of methanol operations, the raw material prices continue to rise. Therefore the Group assessed the recoverable amount of property, plant and equipment and the Group recognized impairment loss of RMB97,559,000 (included in selling, general and administrative expenses) for the year ended December 31, 2010.

25.	OVERBURDEN IN ADVANCE

	At December 31,
	2010	2009
	RMB’000	RMB’000

Overburden in advance-cost	149,351	350,676

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are presented after the deduction of the portion that has been transferred to the income statement in the period.

Chapter 12	Consolidated Financial Statements

26.	GOODWILL

	2010	2009
	RMB’000	RMB’000

COST
At January 1	1,305,345	298,650
Acquisition of Hua Ju Energy	—	239,879
Acquisition of Felix	—	766,816
Disposal of a joint venture and subsidiaries	(181,883)	—
Exchange re-alignment	73,124	—

At December 31	1,196,586	1,305,345

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2010	2009
	RMB’000	RMB’000

Coal Mining
– Jining II	10,106	10,106
– Shandong Yanmei Shipping Co., Ltd	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	145,613	145,613
– Felix	658,057	766,816

Coal Railway Transportation
– Railway Assets	97,240	97,240

Electricity and heat supply
– Hua Ju Energy	239,879	239,879

	1,196,586	1,305,345

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8-10% (2009: 8%).

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation, have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2010 and 2009, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

Consolidated Financial Statements	Chapter 12

27.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2010	2009
	RMB’000	RMB’000

Equity securities listed on the SSE
– Stated at fair value	194,258	264,672
Unlisted equity securities	30,184	30,623

	224,442	295,295

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2010 at the amount of RMB185,661,000 (2009: RMB254,046,000).

On April 26, 2007, Jiangsu Lian Yun Gang Port Corporation Limited became a public company with its shares listed in SSE. The Company has committed not to sell its holding, or transfer to others before April 28, 2008. This investment is presented as listed securities which amount to RMB8,597,000 as at December 31, 2010 (2009: RMB10,626,000).

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in an active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

Chapter 12	Consolidated Financial Statements

28.	INTERESTS IN ASSOCIATES

	At December 31,
	2010	2009
	RMB’000	RMB’000

Cost of investments in associates	1,025,000	900,000
Share of post-acquisition profit and other comprehensive income	49,958	39,981

	1,074,958	939,981

Information on major associates is as follows:

				At December 31,
	Place of establishment	Class of	Principal	2010	2009
Name of associate	and operation	shares held	activity	Interest held	Interest held
Huadian Zouxian Power Generation Company Limited	PRC	Registered Capital	Electricity generation business	30%	30%

Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	—

Huadian Zouxian Power Generation Company Limited and Yankuang Group Finance Company Limited are held by the Company directly.

Summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	2010	2009
	RMB’000	RMB’000

Total assets	12,631,030	6,945,366
Total liabilities	(8,963,100)	(3,812,095)

Net assets	3,667,930	3,133,271

Group’s share of net assets of associates	1,074,958	939,981

	Year ended December 31,
	2010	2009
	RMB’000	RMB’000

Revenue	4,239,375	3,832,204

Profit for the year	30,968	365,954

Group’s share of profit of associates	8,870	109,786

Group’s share of other comprehensive income of associates	1,107	—

Consolidated Financial Statements	Chapter 12

29.	DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2010	2009
	RMB’000	RMB’000

Shaanxi coal mine operating company	117,926	117,926
Inner Mongolia Rong Xin Chemical Co., Ltd.	—	1,320
Inner Mongolia Yi Feng Mining Investment Co., Ltd.	—	53,880
Inner Mongolia Da Xin Industrial Gases Co., Ltd.	—	1,800
Stamp duty paid	—	95
Inner Mongolia Haosheng Coal Mining Limited	2,045,753	—
Yijinhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine	1,080,000	—

	3,243,679	175,021

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2010, the Company made a deposit of RMB118 million (2009: RMB118 million) in relation to this acquisition. As at December 31, 2010, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

During the year, the Company entered into a co-operative agreement with an independent third party to acquire the Yijinhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine at a consideration of RMB1,435 million. As at December 31, 2010, the Company made a deposit of RMB1,080 million on this investment. According to the agreement, the completion of acquisition is subject to the relevant approval from government authority. As at December 31, 2010, the transfer and the relevant procedures are still in progress and the acquisition has not yet been completed.

During the year, the Company entered into a co-operative agreement with three independent companies to acquire 51% equity interest of Inner Mongolia Haosheng Coal Mining Limited (‘Hao Sheng’) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field (‘the mining right’) in name of Hao Sheng. As at December 31, 2010, the Company made a deposit of RMB2,046 million in relation to this acquisition. As at December 31, 2010, the relevant procedures are still in progress and the mining right has not yet been obtained. As the conditions of the acquisition is to obtain the mining right in name of Hao Sheng, hence the acquisition has not been completed.

Chapter 12	Consolidated Financial Statements

30.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

	At December 31,
	2010	2009
	RMB’000	RMB’000

Share of net assets	751	1,257

Information on major jointly controlled entities is as follows:

					At December 31,
				2010		2009
Name of jointly	Place of establishment	Class of	Principal	Voting	Interest	Voting	Interest
controlled entity	and operation	shares held	activity	power	held	power	held

Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Holding company	33.33%	60%	33.33%	60%

Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder & sales company	33.33%	60%	33.33%	60%

(i)	A subsidiary of the Company holds 60% of the ordinary shares of Australian Coal Processing Holdings Pty Ltd. Under the shareholders agreement between the subsidiary and the remaining two shareholders, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is equivalent to 33.33%.
(ii)	A subsidiary of the Company holds 60% of the ordinary shares of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining two shareholders, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore decisions must be passed unanimously by shareholders and the subsidiary’s voting power is equivalent to 33.33%.
(iii)	The above jointly controlled entities are held indirectly by the Company. These entities were obtained from the acquisition of Felix at the end of 2009 and therefore there was no share of profit or loss of jointly controlled entities in 2009.

Consolidated Financial Statements	Chapter 12

30.	INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

Summarized financial information in respect of the Group’s jointly controlled entities is set out below:

	At December 31,
	2010 RMB’000	2009 RMB’000

Total assets	82,698	245,024
Total liabilities	(81,447)	(242,929)

Net assets	1,251	2,095

Group’s share of net assets of jointly controlled entities	751	1,257

	Year ended December 31,
	2010 RMB’000	2009 RMB’000

Revenue	2,029,948	—

Loss for the year	(770)	—

Group’s share of net loss of jointly controlled entities	(462)	—

31.	INTERESTS IN JOINT VENTURES

Information on major joint ventures (other than jointly controlled entities) is as follows:

			At December 31,
Name of joint venture	Place of establishment and operation	Principal activity	2010 Interest held	2009 Interest held

Boonal joint venture	Australia	Provision of a coal haul road and train load out facilities	50%	50%

Athena joint venture	Australia	Coal exploration	51%	51%

Ashton joint venture	Australia	Development and operation of open-cut and underground coal mines	60%	60%

Moolarben joint venture	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint ventures are established and operated as unincorporated businesses and are held indirectly by the Company. These joint ventures are consolidated into the Company’s consolidated financial statements due to the acquisition of Felix. Therefore results of joint ventures were not shared by the Group during 2009.

Chapter 12	Consolidated Financial Statements

31.	INTERESTS IN JOINT VENTURES (continued)

The Group’s interest in the assets and liabilities of the joint ventures are set out below:

	At December 31,
	2010 RMB’000	2009 RMB’000

Current assets	588,626	537,378
Non-current assets	19,264,652	18,677,130
Current liabilities	(218,206)	(326,604)
Non-current liabilities	(57,218)	(30,327)

	19,577,854	18,857,577

The Group’s share of revenue, expenses and profit before income tax of the joint ventures are set out below:

	Year ended December 31,
	2010 RMB’000	2009 RMB’000

Revenue	28,834	—
Expenses	(2,138,986)	—

Loss before income tax	(2,110,152)	—

The assets and liabilities as at December 31, 2009 included the Minerva joint venture disposed of during the year (note 45).

Consolidated Financial Statements	Chapter 12

32.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2010 RMB’000	2009 RMB’000

Accounts payable
– To third parties	1,420,042	1,242,349
– To a jointly controlled entity	7,943	5,667

	1,427,985	1,248,016
Bills payable	126,459	118,960

	1,554,444	1,366,976

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2010 RMB’000	2009 RMB’000

1-90 days	1,321,149	1,153,686
91-180 days	78,647	84,400
181-365 days	23,607	46,955
1-2 years	131,041	81,935

	1,554,444	1,366,976

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

Chapter 12	Consolidated Financial Statements

33.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2010 RMB’000	2009 RMB’000

Customers’ deposits	1,378,811	1,488,748
Accrued wages	823,655	578,679
Other taxes payable	280,028	166,604
Payables in respect of purchases of property, plant and equipment and construction materials	324,136	643,674
Accrued freight charges	5,466	58,119
Accrued repairs and maintenance	24,177	35,846
Accrued utility expenses	8,516	18,829
Staff welfare payable	96,501	122,487
Withholding tax payable	258	1,869
Deposits received from employees	9,946	14,469
Coal Price adjustment fund	36,031	34,764
Accrued land subsidence, restoration, rehabilitation and environmental costs	691	78,356
Payable on compensation fee of mining rights	412,919	272,210
Payables by Felix to companies related to its directors (note)	—	602,597
Others	419,836	324,583

	3,820,971	4,441,834

Note:	To assist with the funding of the dividend paid to Felix’s shareholders prior to the acquisition by the Group, certain Felix’s directors, through their related entities, loaned unsecured funds to Felix. The amounts due have been fully repaid during the year.

Consolidated Financial Statements	Chapter 12

34.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2010 RMB’000	2009 RMB’000

Balance at January 1	1,608,808	450,979
Acquisition of Felix	—	48,170
Disposal of a joint venture and subsidiaries	(6,878)	—
Exchange re-alignment	12,791	—
Additional provision in the year	1,532,200	1,733,325
Utilization of provision	(693,690)	(623,666)

Balance at December 31	2,453,231	1,608,808

Presented as:

Current portion	2,300,637	1,564,106
Non-current portion	152,594	44,702

	2,453,231	1,608,808

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

35.	BORROWINGS

	At December 31,
	2010 RMB’000	2009 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	156,278	22,000
– Secured borrowings (ii)	375,978	919,410
Finance leases (iii)	82,669	656,703

	614,925	1,598,113

Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	789,962	154,000
– Secured borrowings (ii)	20,871,536	20,757,728
Finance leases (iii)	739,335	—

	22,400,833	20,911,728

Total borrowings	23,015,758	22,509,841

Chapter 12	Consolidated Financial Statements

35.	BORROWINGS (continued)

(i)	Unsecured borrowings are repayable as follows:

	At December 31,
	2010	2009
	RMB’000	RMB’000

Within one year	156,278	22,000
More than one year, but not exceeding two years	679,962	22,000
More than two years, but not more than five years	66,000	66,000
More than five years	44,000	66,000

Total	946,240	176,000

The balance as of December 31, 2010 represented a borrowing obtained by Shanxi Tianchi before the Company acquired it and three new borrowings obtained by Australian subsidiaries during the year. The loan of Shanxi Tianchi amounting to RMB154,000,000 (2009: RMB176,000,000) carried interest at 5.94% (2009: 5.94%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (“PBOC”). The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is guaranteed by the Parent Company.

The total unsecured borrowings of Australian subsidiaries amounting to RMB792,240,000 (AUD 118,000,000) carried interest at three-month BBSY plus a margin of 1.5% (approximately 6.3%).

(ii)	Secured borrowings are repayable as follows:

	At December 31,
	2010	2009
	RMB’000	RMB’000

Within one year	375,978	919,410
More than one year, but not exceeding two years	6,925,847	6,930,623
More than two years, but not more than five years	13,945,689	13,827,105

Total	21,247,514	21,677,138

Included in the balance as of December 31, 2010 are loans amounting to RMB20,133,007,000 (USD3,040,000,000) (2009: RMB20,757,728,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Felix. The borrowings of RMB19,205,829,000 (USD2,900,000,000) (2009: RMB19,801,780,000) and of RMB927,178,000 (USD 140,000,000) (2009: RMB955,948,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.05%) and at three-month LIBOR plus a margin of 0.8% (approximately 1.10%) respectively. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposit (Note 17).

Consolidated Financial Statements	Chapter 12

35.	BORROWINGS (continued)

(ii)	Secured borrowings are repayable as follows: (continued)

Included in the balance as of December 31, 2010 were three new short term borrowings amounting to RMB161,133,000 (AUD24,000,000) carried interest at BBSY plus a margin of 1.8% (approximately 6.6%). The remaining borrowing attributable to Felix amounting to RMB953,374,000 (AUD142,000,000) (2009:RMB919,410,000) carried interest at BBSY plus a margin of 3.8% (approximately 8.6%) (2009: approximately 7.6%) and was obtained prior to the acquisition of Felix. These borrowings and the finance leases are secured by the Group’s property, plant and equipment (Note 24) and intangible assets (Note 23) and are also secured by a floating charge over the other assets of Felix.

(iii)	Finance leases are repayable as follows:

	At December 31,
	2010	2009
	RMB’000	RMB’000

Minimum lease payments
Within one year	152,740	841,590
More than one year, but not exceeding two years	150,125	—
More than two years, but not more than five years	747,900	—

	1,050,765	841,590
Less: Future finance charges	(228,761)	(184,887)

Present value of lease payments	822,004	656,703

	At December 31,
	2010	2009
	RMB’000	RMB’000

Present value of minimum finance lease payments
Within one year	82,669	656,703
More than one year, but not exceeding two years	88,144	—
More than two years, but not more than five years	651,191	—

	822,004	656,703
Less: amounts due within one year and included in current liabilities	(82,669)	(656,703)

Amounts due after one year and included in non-current liabilities	739,335	—

Chapter 12	Consolidated Financial Statements

35.	BORROWINGS (continued)

(iii)	Finance leases are repayable as follows: (continued)

Breach of loan agreement:

The bank borrowings and finance leases granted to Felix have a number of provisions including the satisfaction of minimum net assets value and the proportion of forward contracts by Felix as at balance sheet date.

At December 31, 2009, Felix breached the above loan provisions. As a result of the breach, long term portions of the bank borrowings and finance leases of RMB919,410,000 and RMB654,546,000 respectively have been reclassified as current liabilities. In April 2010, Felix has obtained the waiver letter from the relevant lenders. The lenders agreed not to demand immediate payments from Felix and the terms of borrowings remained unchanged. Under the original borrowing terms, the bank borrowings and finance leases shall be repaid as follows:

At
December 31,
2009
Bank borrowings:	RMB’000

Secured bank borrowings
Within one year	245,176
More than one year, but not more than two years	196,141
More than two years, but not more than five years	478,093

Total	919,410

At
December 31,
2009
Finance leases:	RMB’000

Present value of minimum lease payments
Within one year	100,029
More than one year, but not more than two years	67,301
More than two years, but not more than five years	487,216

654,546

As at December 31, 2010, the Group did not breach any loan provisions.

Consolidated Financial Statements	Chapter 12

36.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2010	2009
	RMB’000	RMB’000

Derivatives used for cash flow hedging:

Current assets
– Forward foreign exchange contracts	239,476	37,760

Current liabilities
– Forward foreign exchange contracts	12,269	23,980
– Interest rate swap contracts	153,909	4,353

	166,178	28,333

During the year ended December 31, 2010, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal, whereas the outstanding buy United States dollars, Euro and Yen contracts relate to the purchase of mining equipment.

As at December 31, 2010, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB4,169 million (2009: RMB1,143 million), all maturing within one year (2009: within one year) with forward rates ranging from 0.8369 to 0.9887 (2009: floor price and ceiling price of 0.7661 and 0.9044 respectively).

As at December 31, 2010, the outstanding notional amount to buy United States dollars (buy United States dollars and sell Australian dollars), buy Euro (buy Euro and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) was approximately RMB79 million (2009: RMB74 million), nil (2009: RMB27 million) and RMB9 million (2009: RMB72 million) respectively, all maturing within one year (2009: within six months) with forward rates of approximately 0.8811 (2009: 0.753), nil (2009: 0.552) and floor price and ceiling price of 63.5 and 65 (2009: floor price and ceiling price of 71.7 and 72.7) respectively.

The Group’s Australian subsidiaries also entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2010, the outstanding notional amount was approximately RMB1,503 million (2009: RMB282 million), maturing within three years (2009: within three years) at a hedge period of 3 months with floating rate and fixed rate of approximately 5.09% and 5.8312% respectively (2009: 4.2783% and 5.89%).

Chapter 12	Consolidated Financial Statements

36.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2010, the outstanding notional amount was approximately RMB9,934 million (USD 1,500,000,000), maturing within four years at a hedge period of 3 months with floating rate as LIBOR + 0.75% and fixed rate of approximately 2.75%, 2.42% and 2.41% for the three contracts respectively. The non-current portion of the derivatives is not material and is included in current portion.

For the year ended December 31, 2009, no ineffective hedging portion has been included in the consolidated income statement. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet. For the year ended December 31, 2010, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10 million was recognized as selling, general and administrative expenses in the consolidated income statement.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

37.	LONG-TERM PAYABLE

	At December 31,
	2010	2009
	RMB’000	RMB’000

Current liabilities
– Deferred income of sale and leaseback	3,179	2,902
– Deferred payment for acquisition of interests in Minerva (i)	3,357	3,065
	6,536	5,967

Non-current liabilities
– Deferred income of sale and leaseback	7,946	10,156
– Deferred payment for acquisition of interests in Minerva (i)	12,991	12,244
– Others	7,980	3,980

	28,917	26,380

Total	35,453	32,347

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.
(ii)	Felix incurred the deferred income of sale and leaseback and deferred payment for acquisition of interests in Minerva prior to its acquisition by the Group.

Consolidated Financial Statements	Chapter 12

38.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (coal reserves) RMB’000	Temporary differences on income and expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000

Balance at January 1, 2009	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246
Exchange re-alignment	—	—	—	(8,077)	—	—	(8,077)
Acquisition of Hua Ju Energy	—	—	—	2,017	—	—	2,017
Acquisition of Felix	—	—	(596,585)	(929,508)	554,300	(1,318)	(973,111)
Charge to other comprehensive income	(31,306)	—	—	—	—	(11,780)	(43,086)
(Charge) Credit to the consolidated income statement (note 12)	—	(61,880)	1,513	378,493	(57,543)	—	260,583

Balance at January 1, 2010	(50,623)	(301,226)	(633,033)	(331,950)	563,671	(4,267)	(757,428)
Exchange re-alignment	—	(3,897)	(40,040)	(30,255)	53,752	—	(20,440)
Disposal of a joint venture and subsidiaries	—	—	2,229	(5,653)	—	—	(3,424)
Credit (Charge) to other comprehensive income	21,818	—	—	—	—	(24,350)	(2,532)
Credit (Charge) to the consolidated income statement (note 12)	—	(230)	(32,738)	(406,304)	(253,945)	—	(693,217)

Balance at December 31, 2010	(28,805)	(305,353)	(703,582)	(774,162)	363,478	(28,617)	(1,477,041)

The temporary differences on income and expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2010 RMB’000	2009 RMB’000

Deferred tax assets	1,124,166	1,027,659
Deferred tax liabilities	(2,601,207)	(1,785,087)

	(1,477,041)	(757,428)

Chapter 12	Consolidated Financial Statements

38.	DEFERRED TAXATION (continued)

At the balance sheet date, the Group has unused tax losses of RMB2,778 million (2009: RMB2,884 million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset has been recognized in respect of RMB1,212 million (2009: RMB1,882 million) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB1,566 million (2009: RMB1,002 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB106 million that will expire in 2012, losses of RMB 298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014 (2009: losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012, losses of RMB298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

39.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)	Total
	State legal person shares (held by the Parent Company)	A shares

Number of shares
At January 1, 2009, January 1, 2010 and December 31, 2010	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS) RMB’000	Total RMB’000
	State legal person shares (held by the Parent Company) RMB’000	A shares RMB’000

Registered, issued and fully paid
At January 1, 2009, January 1, 2010 and December 31, 2010	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

Consolidated Financial Statements	Chapter 12

39.	SHAREHOLDERS’ EQUITY (continued)

Share capital (continued)

The Company has completed the implementation of the share reform plan on April 3, 2006 and the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. As part of the share reform plan, the Parent Company agreed that the Group can participate in the investment and joint development in the oil production project of the Parent Company. Up to the issue of these financial statements, there is no progress on the project development and hence the shares held by the Parent Company are still not yet tradeable.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB15) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million(included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion(included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2010 was RMB431,779,000.

Chapter 12	Consolidated Financial Statements

39.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund(except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with(i) PRC accounting standards and regulations and(ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2010 is the retained earnings computed under PRC GAAP which amounted to approximately RMB19,727,074,000(At December 31, 2009: RMB15,062,956,000).

Consolidated Financial Statements	Chapter 12

40.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 35 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB60,347,644,000 (2009: RMB51,661,648,000) as at December 31, 2010.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

41.	FINANCIAL INSTRUMENT

41a.	Categories of financial instruments

	At December 31,
	2010	2009
	RMB’000	RMB’000

Financial assets
Loans and receivables (including cash and cash equivalents)	21,468,083	17,515,714
Available-for-sale financial assets	224,442	295,295
Derivative financial instruments (financial instruments at fair value)	239,476	37,760
Financial liabilities
Amortized cost	26,757,425	27,262,173
Derivative financial instruments (financial instruments at fair value)	166,178	28,333

41b.	Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instrument, bills and accounts receivable, other receivables, bank balances and cash, term deposits, restricted cash, derivative financial instrument, bills and accounts payable, other payables, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Chapter 12	Consolidated Financial Statements

41.	FINANCIAL INSTRUMENT (continued)

41b. Financial risk management objectives and policies (continued)

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2010 and 2009, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks. Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2010, 2009 and 2008, net sales to the Group’s five largest customers accounted for approximately 24.7%, 28.7% and 32.8%, respectively, of the Group’s total net sales. Net sales to the Group’s largest customer accounted for 13.0%, 15.4% and 17.7% of the Group’s net sales for the years ended December 31, 2010, 2009 and 2008, respectively. The Group’s largest customer was Huadian Power International Corporation Limited(“Huadian”) for the years ended December 31, 2010, 2009 and 2008.

Consolidated Financial Statements	Chapter 12

41.	FINANCIAL INSTRUMENT (continued)

41b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2010 and 2009 are as follows:

	Percentage of accounts receivable At December 31,
	2010	2009
Five largest receivable balances	58.43%	62.18%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2010		31.12.2009
Counterparty	Location	Credit limit RMB’000 (note)	Carrying amount RMB’000	Credit limit RMB’000 (note)	Carrying amount RMB’000

Company A	Australia	Not applicable	64,170	Not applicable	—
Company B	Korea	Not applicable	59,133	Not applicable	51,235
Company C	Korea	Not applicable	58,773	Not applicable	54,959
Company D	Australia	Not applicable	53,450	Not applicable	81,329
Company E	Japan	Not applicable	52,600	Not applicable	—
Company F	The PRC	Not applicable	—	Not applicable	43,592
Company G	The PRC	Not applicable	—	Not applicable	41,615

			288,126		272,730

Note:	Customers in other countries of Australian subsidiaries have not been granted the credit limit. Australian subsidiaries generally make annual sales arrangements with customers.

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2010 and 2009, over 85% and 91% of the Group’s total trade receivables were from Australia and from East Asia(excluding the PRC) respectively.

Chapter 12	Consolidated Financial Statements

41.	FINANCIAL INSTRUMENT (continued)

41b. Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2010 RMB’000	2009 RMB’000	2010 RMB’000	2009 RMB’000

United States Dollar (“USD”)	20,516,314	20,757,943	902,402	1,311,500
Euro (“EUR”)	—	—	222	3,611
Hong Kong Dollar (“HKD”)	—	—	6,062	7,309
Notional amounts of sell USD foreign exchange contracts used for hedging	—	—	4,169,000	1,143,416
Notional amounts of buy USD foreign exchange contracts used for hedging	79,000	73,713	—	—
Notional amounts of buy EUR foreign exchange contracts used for hedging	—	26,541	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	9,000	71,511	—	—

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 36. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

Consolidated Financial Statements	Chapter 12

41.	FINANCIAL INSTRUMENT (continued)

41b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. 5% represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

	USD Impact (note i)		HKD Impact (note i)
	2010 RMB’000	2009 RMB’000	2010 RMB’000	2009 RMB’000
Increase (Decrease) to profit and loss
– if RMB weakens against respective foreign currency	35,312	49,390	227	274
– if RMB strengthens against respective foreign currency	(35,312)	(49,390)	(227)	(274)

	USD Impact (note ii)
	2010 RMB’000	2009 RMB’000

Increase (Decrease) to profit and loss
– if AUD weakens against respective foreign currency	(718,045)	(739,749)
– if AUD strengthens against respective foreign currency	718,045	739,749

Increase (Decrease) to shareholders’ equity
– if AUD weakens against respective foreign currency	(725,998)	(740,615)
– if AUD strengthens against respective foreign currency	725,998	740,615

Chapter 12	Consolidated Financial Statements

41.	FINANCIAL INSTRUMENT (continued)

41b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.

(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group, foreign currency bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower (i.e. AUD).

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii)	Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 35 for details of these borrowings).

The interest rate hedging policy of the Group is disclosed in note 36.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings, the LIBOR arising from the Group’s USD borrowings and the Australian BBSY arising from the Group’s AUD borrowings.

Consolidated Financial Statements	Chapter 12

41.	FINANCIAL INSTRUMENT (continued)

41b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk (continued)

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate, LIBOR and Australian BBSY rate.

	2010	2009
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
– If increases by 100 basis points	(71,946)	(61,818)
– If decreases by 100 basis points	71,946	61,818

Increase (Decrease) to shareholders’ equity
– If increases by 100 basis points	(34,692)	(61,818)
– If decreases by 100 basis points	34,692	61,818

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group’s major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Chapter 12	Consolidated Financial Statements

41.	FINANCIAL INSTRUMENT (continued)

41b. Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000

2010
Non-derivative financial liabilities
Bills and accounts payables	N/A	1,539,098	15,346	—	—	—	1,554,444	1,554,444
Other payables	N/A	1,732,092	—	—	—	—	1,732,092	1,732,092
Amount due to Parent Company and its subsidiary companies	N/A	438,783	—	—	—		438,783	438,783
Finance leases	6.9%-12.47%	38,185	38,185	76,370	898,025	—	1,050,765	822,004
Bank borrowings – variable rate	1.05%-7.6%	144,597	449,854	284,383	22,674,270	50,722	23,603,826	22,193,754
Long-term payable	N/A	1,626	—	1,576	10,968	2,337	16,507	16,348

		3,894,381	503,385	362,329	23,583,263	53,059	28,396,417	26,757,425

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	532,607	532,607	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts – Outflow	N/A	14,747	41,098	32,155	—	—	88,000	88,000

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	38,297	37,103	67,529	10,980	—	153,909	153,909

Consolidated Financial Statements	Chapter 12

41.	FINANCIAL INSTRUMENT (continued)

41b.	Financial risk management objectives and policies (continued)

Liquidity risk (Continued)

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000

2009
Non-derivative financial liabilities
Bills and accounts payables	N/A	1,306,265	60,711	—	—	—	1,366,976	1,366,976
Other payables	N/A	2,612,165	—	—	—	—	2,612,165	2,612,165
Amount due to Parent Company and its subsidiary companies	N/A	757,882	—	—	—	—	757,882	757,882
Finance Leases	6.9%-12.47%	656,703	—	—	—	—	656,703	656,703
Bank borrowings – variable rate	4.02%-7.6%	919,410	11,254	11,588	24,930,041	92,394	25,964,687	21,853,138
Long-term payable	N/A	1,532	—	1,532	15,324	3,065	21,453	15,309

		6,253,957	71,965	13,120	24,945,365	95,459	31,379,866	27,262,173

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	286,181	286,181	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts – Outflow	N/A	100,254	71,511	—	—	—	171,765	171,765

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	4,353	—	—	—	—	4,353	4,353

Note: the amount presented is the maximum contractual presented under guarantees issued.

41c.	Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

Chapter 12	Consolidated Financial Statements

41.	FINANCIAL INSTRUMENT (continued)

41c. Fair values (continued)

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy defined in IFRS 7(Amendment). The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices(unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly(i.e. as prices) or indirectly(i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data(unobservable inputs).

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	At December 31 Total RMB’000

2010
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	194,258	—	—	194,258
Derivative financial instruments
– Forward foreign exchange contracts	—	239,476	—	239,476

	194,258	239,476	—	433,734

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	12,269	—	12,269
– Interest rate swap contracts	—	153,909	—	153,909

	—	166,178	—	166,178

2009
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	264,672	—	—	264,672
Derivative financial instruments
– Forward foreign exchange contracts	—	37,760	—	37,760

	264,672	37,760	—	302,432

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	23,980	—	23,980
– Interest rate swap contracts	—	4,353	—	4,353

	—	28,333	—	28,333

There were no transfers between Levels 1 and 2 during the year ended December 31, 2010 and 2009.

Consolidated Financial Statements	Chapter 12

42.	ACQUISITION OF HUA JU ENERGY

On October 24, 2008, the Company entered into an acquisition agreement with the Parent Company to acquire 74% equity interest in Hua Ju Energy. On February 18, 2009, the acquisition was completed and the consideration of RMB593,243,000 was fully paid to the Parent Company to acquire 74% equity interest of Hua Ju Energy. The net assets acquired were included in the methanol, electricity and heat supply segment.

In July 2009, the Company paid RMB173,007,000 to three former shareholders of Hua Ju Energy to acquire additional 21.14% equity interest in Hua Ju Energy which gives rise to goodwill of RMB38,187,000.

This acquisition has been accounted for using the purchase method.

The net assets of Hua Ju Energy acquired, and the goodwill arising, are as follows:

Fair value RMB’000

Bank balances and cash	4,567
Bills and accounts receivable	2,129
Inventories	3,611
Prepayments and other receivables	79,563
Other currents assets	25,246
Property, plant and equipment	755,213
Prepaid lease payment	74,652
Available-for-sale financial assets	30,182
Deferred tax assets	2,017
Accounts payable	(64,760)
Customers’ deposits and other payables	(263,297)
Other current liabilities	(120,000)

Net assets acquired	529,123
Non-controlling interests	(137,572)
Goodwill arising on acquisition	201,692

593,243

Total consideration satisfied by:
Cash consideration paid on acquisition	593,243

Net cash outflow arising on acquisition:
Cash paid on acquisition	(593,243)
Bank balances and cash acquired	4,567

(588,676)

There is no significant difference between the carrying value and the fair value of net assets of Hua Ju Energy.

Chapter 12	Consolidated Financial Statements

42.	ACQUISITION OF HUA JU ENERGY (continued)

Goodwill arising from acquisition of Hua Ju Energy is mainly because this acquisition can establish an electricity management platform for the Group and is beneficial to the future development of coal resources of the Group. It also ensures stable supply of electricity to the Group, reduce operating costs, and enhance profitability and operating results. It further ensures environmental disposal of waste products such as coal gangue produced from the Group’s mining operations.

During the period from the acquisition date/the beginning period date to December 31, 2009, this transaction does not have any material impact on the revenue and operating results of the Group.

43.	ACQUISITION OF FELIX

On 13 August 2009, the Company entered into a binding scheme implementation agreement with Felix to acquire 100% equity interest in Felix. On December 23, 2009, the acquisition was completed and the Company paid the consideration of AUD3,333 million to all the shareholders of Felix. On December 30, 2009, Felix was delisted from the Australian Securities Exchange and all legal procedures of acquiring all of the Felix shares have been completed. The net assets acquired were included in the coal mining segment.

This acquisition has been accounted for using the purchase method.

Consolidated Financial Statements	Chapter 12

43.	ACQUISITION OF FELIX (continued)

The net assets of Felix acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000

Bank balances and cash	872,435	—	872,435
Term deposits	91,941	—	91,941
Bills and accounts receivable	292,008	—	292,008
Inventories	306,444	(39,349)	267,095
Prepayments and other receivables	214,501	—	214,501
Derivative financial instrument assets	27,928	—	27,928
Tax recoverable	46,777	—	46,777
Other currents assets	350,676	—	350,676
Property, plant and equipment, net	2,842,046	704,861	3,546,907
Available-for-sale financial assets	1	—	1
Interests in jointly controlled entities	1,257	—	1,257
Intangible assets	1,312,393	16,535,630	17,848,023
Accounts payable	(390,927)	—	(390,927)
Receipts in advance and other payables	(700,833)	—	(700,833)
Borrowings	(1,573,956)	—	(1,573,956)
Derivative financial instrument liabilities	(28,333)	—	(28,333)
Deferred taxation	(376,526)	(596,585)	(973,111)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(48,170)	—	(48,170)
Other long-term payables	(28,367)	—	(28,367)

Net assets acquired			19,815,852
Non-controlling interests			(23,542)
Goodwill arising on acquisition			766,816

			20,559,126

Total consideration satisfied by:
Cash consideration paid on acquisition			20,428,030
Direct acquisition costs paid			2,949
Direct acquisition costs not yet settled			128,147

			20,559,126

Net cash outflow arising on acquisition:
Cash paid on acquisition			(20,430,979)
Bank balances and cash acquired			872,435

			(19,558,544)

During the period from the acquisition date to December 31, 2009, Felix did not have any material impact on the revenue and operating results the Group.

Chapter 12	Consolidated Financial Statements

43.	ACQUISITION OF FELIX (continued)

If the acquisition had been completed on January 1, 2009, the Group’s revenue for the year would have been RMB23,894 million, and the Group’s profit for the year would have been RMB4,914 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2009, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the extension of coal reserves and diversification of operations by the Group, and operational synergies and strategic benefits.

44.	ACQUISITION OF THREE SUBSIDIARIES

In 2009, the Group signed a co-operation agreement with an independent third party for the acquisition of 100% equity of Yize. The acquisition was completed on April 30, 2010 with a consideration of RMB179.7 million being paid to the shareholders of Yize.

During the year, the Group has also completed the acquisition of 100% equity of Inner Mongolia Rongxin Chemical Co., Ltd (“Rongxin Chemicals”) and Inner Mongolia Daxin Industrial Gas Co., Ltd (“Daxin Industrial”) with cash consideration of RMB4.4 million and RMB6 million respectively.

Yize, Rongxin Chemicals and Daxin Industrial have not engaged in any operating activities at the acquisition date and the acquisitions were reflected as purchases of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition dates are as follow:

Carrying amounts RMB’000
Inventories	7
Prepayments and other receivables	15,600
Property, plant and equipment, net	4,751
Prepaid lease payments	55,418
Intangible assets	131,985
Other payables	(17,666)

Net assets acquired	190,095

Considerations:
Cash paid on acquisition	133,000
Deposit paid for acquisition of investment in prior year	57,095

190,095

Net cash outflow arising on acquisition	(133,000)

Consolidated Financial Statements	Chapter 12

45.	DISPOSAL OF A JOINT VENTURE

As at December 31, 2010, the Group disposed of its 51% interest in Minerva joint venture to an independent third party at a consideration of AUD191,860,000 (RMB1,235,840,000).

Net assets of joint venture dispose of are as follows:

Carrying amounts RMB’000

Total assets	1,401,548
Total liabilities	(283,636)

1,117,912
Gain on disposal of a joint venture	117,928

Total consideration	1,235,840

Cash inflow(outflow) of the disposal
Cash consideration	1,235,840
Disposal of cash and bank balance	(88,019)

Net cash inflow from the disposal of Minerva	1,147,821

During the year, the Group has also disposed of its interests in Minerva Mining Pty Ltd, Minerva Coal Pty Ltd and Felix Coal Sales Pty Ltd, subsidiaries related to the operations of Minerva joint venture. The subsidiaries are not material to the Group and their assets, liabilities and related profit or loss on disposal have been included in the above disposal of a joint venture.

Chapter 12	Consolidated Financial Statements

46.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2010 and 2009 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years, commencing from 2001.

Except the amounts disclosed above, the amount due to the Parent Company and/or its subsidiary companies are repayable on demand.

Consolidated Financial Statements	Chapter 12

46.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Income
Sales of coal	2,672,424	2,086,542	1,384,415
Sales of auxiliary materials	454,254	317,479	550,986
Sales of heat and electricity	235,002	204,061	—

Expenditure
Utilities and facilities	34,006	39,069	376,288
Annual fee for mining rights	—	—	—
Purchases of supply materials and equipment	421,606	598,498	471,768
Repair and maintenance services	262,478	388,917	253,864
Social welfare and support services	794,621	769,561	255,265
Technical support and training	26,000	26,000	20,000
Road transportation services	64,945	79,560	86,671
Construction services	655,311	242,593	294,938

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB259,575,000, RMB165,900,000 and RMB165,900,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and for technical support and training of RMB26,000,000, RMB26,000,000 and RMB20,000,000, have been charged by the Parent Company at a new negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2008, the Company acquired Zhaolou coal mine from the Parent Company.

During the year ended December 31, 2009, the Company acquired 74% equity interest in Hua Ju Energy from the Parent Company. Details of this acquisition are set out in note 42.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 48).

Chapter 12	Consolidated Financial Statements

46.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Trade sales	9,823,814	6,970,855	10,253,998
Trade purchases	1,581,427	1,191,783	1,328,958

Material balances with other state-controlled entities are as follows:

	At December 31,
	2010 RMB’000	2009 RMB’000

Amounts due to other state-controlled entities	443,403	359,726
Amounts due from other state-controlled entities	1,320,801	1,101,535

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 32).

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Consolidated Financial Statements	Chapter 12

46.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with jointly controlled entities

Due from a jointly controlled entity:

	At December 31,
	2010 RMB’000	2009 RMB’000

Due from a jointly controlled entity (note 20)	115,480	66,321

The amount due from a jointly controlled entity is unsecured and interest-free.

As at December 31, 2010, the trade balances between the Group and a jointly controlled entity are disclosed in notes 18 and 32. The jointly controlled entity was obtained through the acquisition of Felix. During the year, sales to the jointly controlled entity by the Group’s Australian subsidiaries amounted to RMB 1,202,255,000 (2009: nil).

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2010 RMB’000	2009 RMB’000	2008 RMB’000

Directors’ fee	452	436	426
Salaries, allowance and other benefits in kind	4,548	3,292	2,545
Retirement benefit scheme contributions	778	550	407

	5,778	4,278	3,378

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

Chapter 12	Consolidated Financial Statements

47.	COMMITMENTS

	At December 31,
	2010 RMB’000	2009 RMB’000

Capital expenditure contracted for but not provided in the consolidated financial statements Acquisition of property, plant and equipment
– the Group	814,800	5,308
– share of joint ventures	207,111	708,573
Exploration and evaluation expenditure
– share of joint ventures	—	2,315

	1,021,911	716,196

Capital expenditure authorized but not contracted for Acquisition of property, plant and equipment
– the Group	—	142,565

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 29, the Company is committed to invest a further RMB78.8 million as at December 31, 2010 and 2009.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB1,980 million (2009: RMB1,980 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2010, deposit of RMB222 million (2009: RMB212 million) were made and the Company is committed to further make security deposit of RMB1,758 million. (2009: RMB1,768 million)

During 2007, the Company entered into an agreement with the Parent Company and China Credit Trust Co., Ltd. to establish a company, named of Yankuang Group Finance Company Limited. In November 2009, the Company has received the approval from China Banking Regulatory Commission. The Company shall contribute RMB125 million from internal resources, which would account for 25% of the equity interest in the Investee. On April 20, 2010, all the investors signed a formal joint venture establishment agreement. Details of the establishment are set out in note 28.

Compensation fees for mining rights are required to be pay annually and details are set out in note 23.

In 2009, the Company entered into agreements with third parties to acquire three subsidiary companies. The Company has made deposits of RMB 57 million in 2009 and the Group paid additional consideration of RMB133 million during the year. The acquisitions were completed during the year and details of the acquisitions are set out in note 44.

On October 27, 2009, the board of directors of the Company passed a resolution for additional investment in Yanmei Heze Neng Hua Co., Ltd of RMB1.5 billion by internal funding and thereby increasing its registered capital from RMB1.5 billion to RMB3 billion. The percentage of equity interest held by the Company increased from 96.67% to 98.33% and this capital increase was completed in March 2010.

As at December 31, 2010, the Company’s board of directors approved the acquisition of 30% equity interest in Ashton joint venture at a consideration of USD250 million. Up to the date of these financial statements, the acquisition has not yet been completed.

Consolidated Financial Statements	Chapter 12

48.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on November 7, 2008, the monthly contribution rate is set at 20% (2009: 20%; 2008: 45%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2009 to December 31, 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after the actual payment made by the Parent Company (included in 45% contribution rate in pension scheme for the years ended December 31, 2008).

The amount of contributions paid to the Parent Company were RMB640,933,000, RMB520,273,000 and RMB759,356,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

49.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2010, 2009 and 2008. Such expenses, amounting to RMB140,000,000, RMB140,000,000 and RMB86,200,000 for each of the three years ended December 31, 2010, 2009 and 2008 respectively, have been included as part of the social welfare and support services expenses summarized in note 48.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

Chapter 12	Consolidated Financial Statements

50.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2010, the Group acquired certain property, plant and equipment, of which RMB324,136,000 (2009: RMB606,227,000) have not yet been paid.

During the year ended December 31, 2010, the Group acquired certain property, plant and equipment at cost of RMB261,556,000 under finance leases.

51.	POST BALANCE SHEET EVENT

On January 24, 2011, the Company, the Parent Company, and Shaanxi Yanchang Petroleum (Group) Corp. Ltd. (“Yanchang Petroleum”) entered into an agreement for the formation of Shaanxi Future Energy Chemical Corp. Ltd. Upon completion of the agreement, the Parent Company, the Company and Yanchang Petroleum will contribute RMB2.7 billion, RMB1.35 billion and RMB1.35 billion as capital contribution and will hold 50%, 25% and 25% equity interest in the investee company respectively.

On January 17, 2011, the Company’s board of directors approved to increase the registered capital of Ordos by RMB2.6 billion with its internal resources. The registered capital of Ordos will therefore increase from RMB500 million to RMB3.1 billion. Up to the date of these financial statements, the relevant procedures are still in progress.

On January 28, 2011, the Company’s board of directors approved Ordos to participate in the public auction of the mining rights of Zhuan Longwan coal mine zone. Ordos was successful in the bidding at a consideration of RMB7.8 billion and entered into a confirmation agreement with the relevant government authority of the Inner Mongolia Autonomous Region.

Consolidated Financial Statements	Chapter 12

52.	CONTINGENT LIABILITIES

	At December 31,
	2010 RMB’000	2009 RMB’000

Guarantees
(a) The Group
Guarantees secured over deposits	43,970	4,294
Performance guarantees provided to external parties	248,763	197,466
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	201,167	41,334

(b) Joint ventures
Guarantees secured over deposits	504	460
Performance guarantees provided to external parties	463	423
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	37,740	42,204

	532,607	286,181

53.	OPERATING LEASE COMMITMENTS

	At December 31,
	2010 RMB’000	2009 RMB’000

Within one year	6,043	27,765
More than one year, but not more than five years	4,922	205,155

	10,965	232,920

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

Chapter 12	Consolidated Financial Statements

54.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2010 RMB’000	2009 RMB’000

ASSETS

CURRENT ASSETS
Bank balances and cash	5,336,181	6,724,044
Term deposits	2,567,722	3,216,697
Restricted cash	40,037	305,205
Bills and accounts receivable	9,605,790	4,315,279
Inventories	741,057	394,989
Loans to subsidiaries	1,013,787	670,000
Prepayments and other receivables	2,853,765	1,727,823
Prepaid lease payments	13,334	13,334

TOTAL CURRENT ASSETS	22,171,673	17,367,371

NON-CURRENT ASSETS
Coal reserves	69,316	72,863
Prepaid lease payments	508,179	521,567
Property, plant and equipment	7,142,055	7,072,073
Goodwill	107,346	107,346
Investment in subsidiaries (note a)	6,792,254	5,292,254
Investments in securities	194,258	265,112
Investments in associates	1,025,000	900,000
Loan to subsidiaries	2,670,000	4,073,313
Deposit made on investment	2,163,679	117,926
Deferred tax asset	632,323	285,170

TOTAL NON-CURRENT ASSETS	21,304,410	18,707,624

TOTAL ASSETS	43,476,083	36,074,995

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Derivative financial instruments	150,649	—
Bills and accounts payable	948,484	786,760
Other payables and accrued expenses	3,293,705	2,706,419
Provision for land subsidence, restoration, rehabilitation and environmental costs	2,238,203	1,560,638
Amounts due to Parent Company and its subsidiary companies	209,051	418,483
Taxes payable	1,230,878	634,664

TOTAL CURRENT LIABILITIES	8,070,970	6,106,964

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	35,405,113	29,968,031

TOTAL LIABILITIES AND EQUITY	43,476,083	36,074,995

Consolidated Financial Statements	Chapter 12

54.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2010 and 2009 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
			2010		2009		2010	2009
			Directly	Indirectly	Directly	Indirectly

Austar Coal Mine Pty Limited (“Austar”)	Australia	AUD64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia

Yanmei Heze Neng Hua Company Limited (“Heze”) (note 1)	PRC	RMB3,000,000,000	98.33%	—	96.67%	—	98.33%	96.67%	Coal mining business

Yancoal Australia Pty, Limited (“Yancoal Australia”)	Australia	AUD64,000,000	100%	—	100%	—	100%	100%	Investment holding

Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note 1)	PRC	RMB5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials

Yulin (note 1)	PRC	RMB1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business

Zhongyan Trade Co., Ltd (“Zhongyan”) (note 1)	PRC	RMB2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery

Shanxi Neng Hua (note 1)	PRC	RMB600,000,000	100%	—	100%	—	100%	100%	Investment holding

Shanxi Tianchi (note 1)	PRC	RMB90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business

Shanxi Tianhao (note 1)	PRC	RMB150,000,000	—	99.89%	—	99.85%	99.89%	99.85%	Methanol and electricity power business

Hua Ju Energy (note 1)	PRC	RMB288,589,774	95.14%	—	95.14%	—	95.14%	95.14%	Electricity and heat supply

Ordos (note 1)	PRC	RMB500,000,000	100%	—	100%	—	100%	100%	Development of methanol project

Yize (note 1)	PRC	RMB136,260,500	—	100%	—	—	100%	—	Development of methanol project

Rongxin Chemical (note 1)	PRC	RMB3,000,000	—	100%	—	—	100%	—	Development of methanol project

Daxin Industrial (note 1)	PRC	RMB 4,107,432	—	100%	—	—	100%	—	Development of methanol project

Chapter 12	Consolidated Financial Statements

54.	INFORMATION OF THE COMPANY (continued)

(a)	(continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
			2010		2009		2010	2009
			Directly	Indirectly	Directly	Indirectly

Felix	Australia	AUD446,409,065	—	100%	—	100%	100%	100%	Coal mining business in Australia

Ashton Coal Operations Pty Limited	Australia	AUD 5	—	100%	—	100%	100%	100%	Management of coal operations

Athena Coal Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal exploration

Felix NSW Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Investment holding

Minerva Mining Pty Ltd (note 2)	Australia	AUD 2	—	—	—	100%	—	100%	Management of coal operations

Felix Coal Sales Pty Ltd (note2)	Australia	AUD 1	—	—	—	100%	—	100%	Coal sales

Minerva Coal Pty Ltd (note 2)	Australia	AUD 1,000	—	—	—	51%	—	51%	Real estate holder

Moolarben Coal Mines Pty Limited	Australia	AUD 1	—	100%	—	100%	100%	100%	Coal business development

Moolarben Coal Operations Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Management of coal operations

Moolarben Coal Sales Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal sales

Proserpina Coal Pty Ltd	Australia	AUD 1	—	100%	—	100%	100%	100%	Coal mining and sales

Tonford Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal exploration

UCC Energy Pty Limited	Australia	AUD 2	—	100%	—	100%	100%	100%	Ultra clean coal technology

White Mining (NSW) Pty Limited	Australia	AUD 10	—	100%	—	100%	100%	100%	Coal mining and sales

White Mining Research Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

White Mining Services Pty Limited	Australia	AUD 2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

White Mining Limited	Australia	Ordinary shares AUD 3,300,000 A Shares AUD 200	—	100%	—	100%	100%	100%	Investment holding

Yarrabee Coal Company Pty Ltd	Australia	AUD 92,080	—	100%	—	100%	100%	100%	Coal mining and sales

Consolidated Financial Statements	Chapter 12

54.	INFORMATION OF THE COMPANY (continued)

(a)	(continued)

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Hua Ju Energy, Ordos, Yize, Rongxin Chemical and Daxin Industrial are established in the PRC as limited liability companies.

Note 2:	Minerva Mining Pty Ltd, Minerva Coal Pty and Felix Coal Sales Pty Ltd were disposed of together with the disposal of Minerva joint venture.

(b)	The Company’s equity is as follows:

	Share capital RMB’000	Share premium RMB’000	Future development fund RMB’000	Statutory common reserve fund RMB’000	Investment revaluation reserve RMB’000	Retained earnings RMB’000	Total RMB’000

Balance at January 1, 2009	4,918,400	2,981,002	2,934,917	2,823,175	57,949	13,815,477	27,530,920
Profit for the year	—	—	—	—	—	4,310,552	4,310,552
Fair value changes of available-for-sale investment	—	—	—	—	93,919	—	93,919
Appropriations to reserves	—	—	299,400	381,280	—	(680,680)	—
Dividends	—	—	—	—	—	(1,967,360)	(1,967,360)

Balance at December 31, 2009	4,918,400	2,981,002	3,234,317	3,204,455	151,868	15,477,989	29,968,031

Balance at January 1, 2010	4,918,400	2,981,002	3,234,317	3,204,455	151,868	15,477,989	29,968,031
Profit for the year	—	—	—	—	—	6,732,134	6,732,134
Fair value changes of available-for-sale investment	—	—	—	—	(65,452)	—	(65,452)
Appropriations to reserves	—	—	366,900	654,858	—	(1,021,758)	—
Dividends	—	—	—	—	—	(1,229,600)	(1,229,600)

Balance at December 31, 2010	4,918,400	2,981,002	3,601,217	3,859,313	86,416	19,958,765	35,405,113

Chapter 12	Consolidated Financial Statements

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and work safety cost

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charged to expenses when acquired.

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charged to expenses when acquired.

(2)	Consolidation using acquisition method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy have been accounted for using the acquisition method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(2b)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights (coal reserves) are amortized on a unit of production basis. Under PRC GAAP, as both the Group and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

Consolidated Financial Statements	Chapter 12

SUPPLEMENTAL INFORMATION (continued)

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) (continued)

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,
	2010	2009	2008	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As per consolidated financial statements prepared under IFRS	9,281,386	4,117,322	6,488,908	37,331,886	29,151,807
Impact of IFRS adjustments in respect of:
– future development fund charged to income before income taxes	(222,320)	(208,651)	(206,107)	—	—
– reversal of provision of work safety cost	(147,235)	(72,033)	(75,692)	(610,766)	(698,388)
– fair value adjustment on mining rights of Shanxi Group and related amortization	6,053	6,053	6,053	(113,618)	(118,540)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy	—	—	—	(528,483)	(528,483)
– deferred tax	70,283	48,665	87,437	648,135	571,040
– Others	20,454	(11,027)	23,385	(5,435)	(19,651)

As per consolidated financial statements prepared under PRC GAAP	9,008,621	3,880,329	6,323,984	36,721,719	28,357,785

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Chapter 13	Auditors’ Report (PRC)

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED:

We have audited the accompanying financial statements (consolidated and company) of Yanzhou Coal Mining Company Limited (“the Company”), which comprise the balance sheet as at December 31, 2010, and the income statement, the cash flow statement, and the statement of changes in equity for the year then ended, and notes to the financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditors’ Report (PRC)	Chapter 13

OPINION

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the company and consolidated financial position of the Company as at Dec 31, 2010, and the company and consolidated results of operations and cash flows of the Company for the year then ended.

ShineWing Certified Public Accountants Co., Ltd

Chinese Certified Public Accountant

Wang Chongjuan

Ji Sheng

Beijing China

March 25, 2011

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED BALANCE SHEET

December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	DEC 31, 2010	DEC 31, 2009

ASSET
CURRENT ASSET:
Cash at bank and on hand	VIII. 1	10,790,218,826	12,292,871,151
Excess reserves settlement
Lending to banks and other financial institutions
Tradable financial assets	VIII. 2	239,475,434	37,760,077
Notes receivable	VIII. 3	10,408,903,124	4,990,893,624
Accounts receivable	VIII. 4	487,769,647	436,554,029
Prepayments	VIII. 5	243,210,171	76,447,807
Premiums receivable
Accounts receivable reinsurance
Reserve for reinsurance contract receivable
Interest receivable		2,989,330	3,360,866
Dividends receivable
Other receivables	VIII. 6	3,542,642,379	295,452,724
Purchase of resold financial assets
Inventories	VIII. 7	1,646,115,512	886,361,329
Non-current assets due within one year
Other current assets	VIII. 8	2,113,416,315	1,865,380,324

TOTAL CURRENT ASSETS		29,474,740,738	20,885,081,931

NON CURRENT ASSETS:
Offering loan and advance
Available-for-sale financial assets	VIII. 9	194,259,526	264,672,846
Held-to-maturity investments
Long-term accounts receivable
Long-term equity investments	VIII. 10	1,105,891,526	971,860,469
Investment real estate
Fixed assets	VIII. 11	18,333,247,229	17,079,527,217
Construction in progress	VIII. 12	1,027,571,451	1,180,569,132
Construction materials	VIII. 13	17,667,665	12,177,834
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	VIII. 14	20,119,008,635	19,335,817,869
Development expenditure
Goodwill	VIII. 15	668,102,483	776,861,570
Long-term deferred assets	VIII. 16	18,166,954	15,969,251
Deferred tax assets	VIII. 17	1,751,958,422	1,611,884,698
Other non-current assets	VIII. 18	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS		43,353,799,791	41,367,266,786

TOTAL ASSETS		72,828,540,529	62,252,348,717

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

CONSOLIDATED	BALANCE SHEET (continued)

December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	DEC 31, 2010	DEC 31, 2009

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	VIII. 20	295,411,600	—
Borrowings from central bank
Deposits absorption and intercompany deposit
Loans from other banks
Tradable financial liabilities	VIII. 21	166,177,927	28,332,821
Notes payable	VIII. 22	126,958,580	128,076,028
Accounts payable	VIII. 23	1,516,920,701	1,306,859,922
Advances from customers	VIII. 24	1,473,772,452	1,664,427,222
Amounts from sale of repurchased financial assets
Service charge and commissions payable
Salaries and wages payable	VIII. 25	823,654,677	584,156,171
Taxes payable	VIII. 26	1,347,129,196	718,951,045
Interest payable		12,732,426	16,614,257
Dividends payable		1,968,323	265,145
Other payables	VIII. 27	2,466,223,721	3,312,206,691
Accounts receivable reinsurance
Reserve for insurance contract
Acting trading securities
Acting underwriting securities
Non-current liabilities due within one year	VIII. 28	329,267,885	1,620,196,336
Other current liabilities	VIII. 8	2,297,502,144	1,560,640,261

TOTAL CURRENT LIABILITIES		10,857,719,632	10,940,725,899

NON-CURRENT LIABILITIES:
Long-term borrowings	VIII. 29	21,661,499,200	20,911,728,000
Bonds payables
Long-term payables	VIII. 30	752,325,971	12,244,163
Special accounts payable
Accrued liabilities	VIII. 31	152,594,177	122,557,899
Deferred tax liabilities	VIII. 17	2,580,863,887	1,791,460,318
Other non-current liabilities	VIII. 32	15,926,109	14,136,042

TOTAL NON CURRENT LIABILITIES		25,163,209,344	22,852,126,422

TOTAL LIABILITIES		36,020,928,976	33,792,852,321

SHAREHOLDERS’ EQUITY:
Share capital	VIII. 33	4,918,400,000	4,918,400,000
Capital reserves	VIII. 34	4,502,379,121	4,547,651,740
less: treasury stock
Special reserves	VIII. 35	1,920,406,954	1,463,683,312
Surplus reserves	VIII. 36	3,895,859,339	3,241,001,770
Provision for general risk
Retained earnings	VIII. 37	21,292,197,345	14,168,033,687
Translation reserve		192,476,489	19,014,914

Equity attributable to shareholders of the Company		36,721,719,248	28,357,785,423
Minority interest	VIII. 38	85,892,305	101,710,973

TOTAL SHAREHOLDERS’ EQUITY		36,807,611,553	28,459,496,396

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		72,828,540,529	62,252,348,717

The accompanying notes disclosure is the composing part of the financial statements

Legal representative of the Company:	Chief Financial Officer:	Head of Accounting Department
Li Weimin	Wu Yuxiang	ZHao Qingchun

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

BALANCE	SHEET OF THE PARENT COMPANY

December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	DEC 31, 2010	DEC 31, 2009

ASSET
CURRENT ASSET:
Cash at bank and on hand		7,943,940,336	10,245,945,569
Tradable financial assets
Notes receivable		10,407,303,124	4,989,405,336
Accounts receivable	XV. 1	77,019,800	28,032,690
Prepayments		64,339,670	42,262,430
Interests receivable
Dividends receivable		529,766	291,649
Other receivables	XV. 2	3,419,185,058	349,562,607
Inventories		741,057,004	394,989,227
Non-current assets due within one year
Other current assets		1,460,318,462	1,359,591,510

TOTAL CURRENT ASSETS		24,113,693,220	17,410,081,018

NON CURRENT ASSETS:
Available-for-sale financial assets		194,258,579	264,671,982
Hold-to-maturity investment		3,683,786,850	4,743,313,052
Long-term accounts receivable
Long-term equity investments	XV. 3	7,423,598,915	5,789,061,956
Investment real estate
Fixed assets		6,523,775,012	6,373,159,697
Fixed assets under construction		53,942,258	24,247,529
Materials construction		1,259,017	1,259,017
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets		590,754,069	607,764,176
Development expenditure
Goodwill
Long-term deferred assets		74,375	—
Deferred tax assets		1,258,874,815	869,395,462
Other non current assets		117,925,900	117,925,900

TOTAL NON CURRENT ASSETS		19,848,249,790	18,790,798,771

TOTAL ASSETS		43,961,943,010	36,200,879,789

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

BALANCE	SHEET OF THE PARENT COMPANY (continued)

December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	DEC 31, 2010	DEC 31, 2009

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings
Tradable financial liabilities		150,649,643	—
Notes payable		126,958,580	128,076,028
Accounts payable		904,338,181	718,406,125
Advances from customers		1,379,301,752	1,507,734,709
Salaries and wages payable		627,461,316	412,981,808
Taxes payable		1,527,916,187	829,238,278
Interest payable
Dividends payable
Other payables		2,039,520,323	1,663,274,171
Non-current liabilities due within one year		—	12,648,464
Other current liabilities		2,238,201,863	1,560,638,332

TOTAL CURRENT LIABILITIES		8,994,347,845	6,832,997,915

NON-CURRENT LIABILITIES:
Longterm loans
Bonds payable
Long-term payable
Special accounts payable
Accrued liabilities
Deferred tax liabilities		28,805,277	50,622,822
Other non-current liabilities

TOTAL NON-CURRENT LIABILITIES		28,805,277	50,622,822

TOTAL LIABILITIES		9,023,153,122	6,883,620,737

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		4,603,418,608	4,667,764,243
less: Treasury stock
Special reserves		1,830,584,098	1,463,683,312
Surplus reserves		3,859,313,383	3,204,455,814
provision for general risk
Retained earnings		19,727,073,799	15,062,955,683

TOTAL SHAREHOLDERS’ EQUITY		34,938,789,888	29,317,259,052

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		43,961,943,010	36,200,879,789

The accompanying notes disclosure is the composing part of the financial statements

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

			For the year ended Dec 31, 2010	For the year ended Dec 31, 2009
ITEM		NOTES

1	TOTAL OPERATING REVENUE		34,844,387,552	21,500,352,215
	Including: Operating revenue	VIII. 39	34,844,387,552	21,500,352,215
	Interest income
	Premiums income
	Income from service charges and commissions

2	TOTAL OPERATING COST		22,871,281,596	16,206,637,288
	Including: Operating cost	VIII. 39	18,905,963,347	12,220,217,097
	Interests expenditure
	Service charges and commissions expenditure
	Cash surrender value
	Net amount of compensation payout
	Withdrawal net amount of reserve for insurance contract
	Insurance policy dividend expense
	Reinsurance expenses
	Operating taxes and surcharges	VIII. 40	517,119,476	428,288,973
	Selling expense	VIII. 41	1,774,436,355	577,810,555
	General and administrative expenses	VIII. 42	3,798,388,729	3,156,153,842
	Financial expenses	VIII. 43	-2,217,300,020	-162,198,893
	Impairment loss of assets	VIII. 44	92,673,709	-13,634,286
	Add: Gain on fair value change (The loss is listed beginning with “-”)
	Investment income (The loss is listed beginning with “-”)	VIII. 45	130,999,778	112,073,890
	Including: Investment income of associates
	Profit on exchange (The loss is listed beginning with “-”)

3	Operating profit (The loss is listed beginning with “-”)		12,104,105,734	5,405,788,817
	Add: Non-operating revenue	VIII. 46	75,223,391	44,396,546
	Less: Non-operating expenditures	VIII. 47	65,495,271	39,009,715
	Including: Losses on disposal of non-current assets

4	Total profit (The total loss is listed beginning with “-”)		12,113,833,854	5,411,175,648
	Less: Income tax	VIII. 48	3,100,760,338	1,504,645,421

5	Net profit (The net loss is listed beginning with “-”)		9,013,073,516	3,906,530,227
	Net profit attributed to shareholders of the Company		9,008,621,227	3,880,329,329
	Minority interest		4,452,289	26,200,898

6	Earnings per share
	(1) Earnings per share, basis	VIII. 49	1.8316	0.7889
	(2) Earnings per share, diluted	VIII. 49	1.8316	0.7889

7	Other comprehensive income	VIII. 50	131,614,536	246,719,961

8	Total comprehensive income		9,144,688,052	4,153,250,188
	Total comprehensive income attributable to shareholders of the parent company		9,140,235,763	4,127,049,290
	Total comprehensive income attributable to minority shareholders		4,452,289	26,200,898

The accompanying notes disclosure is the composing part of the financial statements

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

INCOME STATEMENT OF THE PARENT COMPANY

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2010	For the year ended Dec 31, 2009

1	TOTAL OPERATING REVENUE	XV. 4	26,974,371,697	19,734,811,405
	Less: Operating cost	XV. 4	14,368,541,366	11,103,006,131
	Operating taxes and surcharges		491,399,056	417,596,175
	Selling expense		312,652,487	388,897,819
	General and administrative expense		2,895,372,845	2,715,971,687
	Financial expense		-35,961,098	-129,167,585
	Impairment loss of assets		177,519,590	-14,906,867
	Add: Gain from the fair value changes (The loss is listed beginning with “-”)		-150,649,643	—
	Investment income (The loss is listed beginning with “-”)	XV. 5	119,086,721	368,640,752
	Including: Investment income of associates

2	Operating profit (The loss is listed beginning with “-”)		8,733,284,529	5,622,054,797
	Add: Non-operating income		31,706,696	8,938,387
	Less: Non-operating expense		30,416,927	7,180,571
	Including: Loss on disposal of non-current assets

3	Total profit (The total loss is listed beginning with “-”)		8,734,574,298	5,623,812,613
	Less: Income tax		2,185,998,613	1,423,552,412

4	Net profit (The net loss is listed beginning with “-”)		6,548,575,685	4,200,260,201

5	Earnings per share
	(1) Earnings per share, basis		1.3314	0.8540
	(2) Earnings per share, diluted		1.3314	0.8540

6	Other comprehensive income		-65,452,635	93,918,616

7	Total comprehensive income		6,483,123,050	4,294,178,817

The accompanying notes disclosure is the composing part of the financial statements

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2010	For the year ended Dec 31, 2009

1	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods or rendering of services		33,874,000,988	24,056,114,667
	Net increase in customer’s deposits and financial institution deposits
	Net increase in borrowings from central bank
	Net amount of loans from other financial institutions
	Cash received from former-insurance premiums
	Net cash received from reinsurance business
	Net increase of insured savings and investment
	Net increase from disposal of transactional financial assets
	Cash received from interests, service charge and commissions
	Net amount of loans from other banks
	Net amount from repurchasing businesses
	Tax refunding		445,049,304	63,742,138
	Other cash received relating to operating activities	VIII. 51	407,317,826	312,891,672

	Sub-total of cash inflows		34,726,368,118	24,432,748,477

	Cash paid for goods and services		11,622,335,122	5,538,274,189
	Net increase in customer’s loans and advance
	Net increase in deposits in central bank and intercompany
	Cash paid for former insurance contracts claims
	Cash paid for interests, service charge and commissions
	Cash paid for insurance policy dividends
	Cash paid to and on behalf of employees		6,829,582,168	5,077,898,724
	Taxes payments		6,361,809,624	5,652,338,364
	Other cash paid relating to operating activities	VIII. 51	3,625,057,944	1,992,470,939

	Sub-total of cash outflows		28,438,784,858	18,260,982,216

	NET CASH FLOW FROM OPERATING ACTIVITIES		6,287,583,260	6,171,766,261

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2010	For the year ended Dec 31, 2009

2	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from recovery of investments		440,000	—
	Cash received from return of investments income		4,800,377	3,276,090
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		33,812,608	4,180,889
	Net cash received from disposal of sub companies and business units		1,147,820,630	—
	Other cash received relating to investing activities	VIII. 51	1,488,303,947	—

	Sub-total of cash inflows		2,675,177,562	7,456,979

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		4,831,258,358	1,734,526,998
	Cash paid for investments		2,429,954,321	230,729,250
	Net increase of pledge loans
	Net cash amounts paid by subcompanies and other business units		—	20,151,791,943
	Other cash paid relating to investing activities	VIII. 51	1,787,950,762	2,384,488,113

	Sub-total of cash outflows		9,049,163,441	24,501,536,304

	NET CASH FLOW USED IN INVESTING ACTIVITIES		-6,373,985,879	-24,494,079,325

3	CASH FLOW FROM FINANCING ACTIVITIES:
	Cash received from investors
	Including: Cash received from minority shareholders of sub companies
	Cash received from borrowings		1,110,954,100	20,840,504,916
	Cash received from issuing bonds
	Other cash received relating to financing activities	VIII. 51	38,305,768	—

	Sub-total of cash inflows		1,149,259,868	20,840,504,916

	Repayments of borrowings and debts		494,440,378	308,705,525
	Cash paid for distribution of dividends or profits, or cash paid for interest expenses		1,667,927,059	2,033,118,976
	Including: Cash paid for distribution of dividends or profits by sub companies to minority shareholders
	Other cash paid relating to financing activities	VIII. 51	745,565,671	—

	Sub-total of cash outflows		2,907,933,108	2,341,824,501

	NET CASH FLOW USED IN FINANCING ACTIVITIES		-1,758,673,240	18,498,680,415

4	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		93,989,384	-98,112,909

5	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VIII. 51	-1,751,086,475	78,254,442
	Add: Cash and cash equivalent, opening	VIII. 51	8,522,398,899	8,444,144,457

6	Cash and cash equivalents, closing	VIII. 51	6,771,312,424	8,522,398,899

The accompanying notes disclosure is the composing part of the financial statements

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

CASH FLOW STATEMENT OF THE PARENT COMPANY

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2010	For the year ended Dec 31, 2009

1	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods and rendering of services		25,868,361,178	21,995,086,374
	Tax refunding
	Other cash received relating to operating activities		175,308,932	283,000,132

	Sub-total of cash inflows		26,043,670,110	22,278,086,506

	Cash paid for goods and services		9,507,389,296	5,062,314,446
	Cash paid to and on behalf of employees		5,302,041,246	4,459,889,261
	Taxes payments		5,848,101,166	5,434,342,777
	Other cash paid relating to operating activities		1,118,109,502	1,546,433,727

	Sub-total of cash outflows		21,775,641,210	16,502,980,211

	NET CASH FLOW FROM OPERATING ACTIVITIES		4,268,028,900	5,775,106,295

2	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from recovery of investments		234,440,000	80,000,000
	Cash received from return of investments		203,818,836	172,643,325
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		6,996,926	3,967,894
	Net cash amount received from the disposal of sub companies and other business units
	Other cash received relating to investing activities		1,203,748,793	—

	Sub-total of cash inflows		1,649,004,555	256,611,219

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,636,296,712	807,282,404
	Cash paid for investments		4,121,992,800	2,402,985,903
	Net cash amounts paid by subcompanies and other business units
	Other cash paid relating to investing activities		289,606,749	2,353,722,363

	Sub-total of cash outflows		6,047,896,261	5,563,990,670

	NET CASH FLOW USED IN INVESTING ACTIVITIES		-4,398,891,706	-5,307,379,451

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

CASH FLOW STATEMENT OF THE PARENT COMPANY (continued)

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2010	For the year ended Dec 31, 2009

3	CASH FLOW FROM FINANCING ACTIVITIES:
	Cash received from investors
	Cash received from borrowings
	cash received from issue of bonds
	Cash received relating to other financial activities

	Sub-total of cash inflows		—	—

	Repayments of borrowings
	Cash paid for distribution of dividends or profits, or cash paid for interest expenses		1,229,600,000	1,967,360,000
	Other cash payment relating to financial activities
	Sub-total of cash outflows		1,229,600,000	1,967,360,000

	NET CASH FLOW USED IN FINANCING ACTIVITIES		-1,229,600,000	-1,967,360,000

4	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-27,400,382	1,986,404

5	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		-1,387,863,188	-1,497,646,752
	Add: Cash and cash equivalent, opening		6,724,043,764	8,221,690,516

6	Cash and cash equivalents, closing		5,336,180,576	6,724,043,764

The accompanying notes disclosure is the composing part of the financial statements

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Amount for the year 2010
						Attribute to shareholders of the Parent Company
ITEM				Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General	Retained earnings	Foreign currency translation difference	Minority interest	Total of shareholders’ interest
I.	Balance at December			4,918,400,000	4,547,651,740	—	1,463,683,312	3,241,001,770	—	14,168,033,687	19,014,914	101,710,973	28,459,496,396
	Add: Change in accounting policies												—
	Correction of errors in the early stage												—
	Others												—

II.	Balance at January 1, 2010			4,918,400,000	4,547,651,740	—	1,463,683,312	3,241,001,770	—	14,168,033,687	19,014,914	101,710,973	28,459,496,396
III	Changes for the year
	(The decrease is listed beginning with “-”)			—	-45,272,619	—	456,723,642	654,857,569	—	7,124,163,658	173,461,575	-15,818,668	8,348,115,157
	(I)	Net profit								9,008,621,227		4,452,289	9,013,073,516
	(II)	Other comprehensive income			-41,847,039						173,461,575		131,614,536

	Sub-total of (I) and (II)			—	-41,847,039	—	—	—	—	9,008,621,227	173,461,575	4,452,289	9,144,688,052

	(III)	Owner’s contributions and reduction in capital		—	-4,532,580	—	—	—	—	—	—	-18,852,705	-23,385,285
		1.	Increase of the registered capital to Heze Neng Hua		-4,518,430							4,518,430	—
		2.	Impact of Yancoal Australia									-23,371,135	-23,371,135
		3.	Acquisition of minority equity in sub companies		-14,150								-14,150

	(IV)	Profit distribution		—	—	—	—	654,857,569	—	-1,884,457,569	—	-1,870,818	-1,231,470,818
		1.	Transfer to surplus reserve					654,857,569		-654,857,569			—
		2.	Provision for general risks										—
		3.	Distribution to shareholders							-1,229,600,000		-1,870,818	-1,231,470,818
		4.	Others										—

	(V)	Internal settlement and transfer of owners’ equities		—	—	—	—	—	—	—	—	—	—
		1.	Capital reserve transferred share capital										—
		2.	Surplus reserve transferred share capital										—
		3.	Provision of surplus reserve for loss										—
		4.	Others										—

	(VI)	Special reserves		—	—	—	456,723,642	—	—	—	—	452,566	457,176,208
		1.	Provision of the year				610,381,314					452,566	610,833,880
		2.	Usage of the year				-153,657,672						-153,657,672

	(VII)	Others			1,107,000								1,107,000

IV.	Balance at Dec 31, 2010			4,918,400,000	4,502,379,121	—	1,920,406,954	3,895,859,339	—	21,292,197,345	192,476,489	85,892,305	36,807,611,553

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Amount for the year 2009
Attribute to shareholders of the Parent Company
ITEM				Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General	Retained earnings	Foreign currency translation difference	Minority interest	Total of shareholders’ interest
I.	Balance at December 31, 2009			4,918,400,000	5,066,355,339		1,164,283,864	2,820,975,750		12,710,055,378	-115,168,599	199,728,741	26,764,630,473
	Add: Change in accounting policies												—
	Correction of errors in the early stage												—
	Others												—

II.	Balance at January 1, 2010			4,918,400,000	5,066,355,339	—	1,164,283,864	2,820,975,750	—	12,710,055,378	-115,168,599	199,728,741	26,764,630,473

III.	Changes for the year
	(The decrease is listed beginning with “-”)			—	-518,703,599	—	299,399,448	420,026,020	—	1,457,978,309	134,183,513	-98,017,768	1,694,865,923
	(I)	Net profit								3,880,329,329		26,200,898	3,906,530,227
	(II)	Other comprehensive income			112,536,448						134,183,513		246,719,961

	Sub-total of (I) and (II)			—	112,536,448	—	—	—	—	3,880,329,329	134,183,513	26,200,898	4,153,250,188

	(III)	Owner’s contributions and reduction in capital		—	-631,240,047	—	—	—	—	—	—	-111,467,882	-742,707,929
		1.	Purchase of Felix									23,542,370	23,542,370
		2.	Consolidation under common control		-593,243,100								-593,243,100
		3.	Acquisition of minority equity in sub companies		-37,996,947							-135,010,252	-173,007,199

	(IV)	Profit distribution		—	—	—	—	420,026,020	—	-2,422,351,020	—	-12,750,784	-2,015,075,784
		1.	Transfer to surplus reserve					420,026,020		-420,026,020			—
		2.	Provision for general risks										—
		3.	Distribution to shareholders							-2,002,325,000		-12,750,784	-2,015,075,784
		4.	Others										—

	(V)	Internal settlement and transfer of owners’ equities		—	—	—	—	—	—	—	—	—	—
		1.	Capital reserve transferred share capital										—
		2.	Surplus reserve transferred share capital										—
		3.	Provision of surplus reserve for loss										—
		4.	Others										—

	(VI)	Special reserves		—	—	—	299,399,448	—	—	—	—	—	299,399,448
		1.	Provision of the year				467,032,327						467,032,327
		2.	Usage of the year				-167,632,879						-167,632,879
	(VII)	Others											—

IV.	Balance at Dec 31, 2010			4,918,400,000	4,547,651,740	—	1,463,683,312	3,241,001,770	—	14,168,033,687	19,014,914	101,710,973	28,459,496,396

The accompanying notes disclosure is the composing part of the financial statements

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

						Amount for the year 2010
ITEM				Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General	Retained earnings	Total of shareholders’ interest
I.	Balance at December 31, 2009			4,918,400,000	4,667,764,243	—	1,463,683,312	3,204,455,814	—	15,062,955,683	29,317,259,052
	Add: Change in accounting policies										—
	Correction of errors in the early stage										—
	Others										—

II.	Balance at January 1, 2010			4,918,400,000	4,667,764,243	—	1,463,683,312	3,204,455,814	—	15,062,955,683	29,317,259,052

III.	Changes for the year
	(The loss is listed beginning with “-”)			—	-64,345,635	—	366,900,786	654,857,569	—	4,664,118,116	5,621,530,836
	(I)	Net profit								6,548,575,685	6,548,575,685
	(II)	Other comprehensive income			-65,452,635						-65,452,635

	Sub-total of (I) and (II)			—	-65,452,635	—	—	—	—	6,548,575,685	6,483,123,050

	(III)	Owner’s contributions and reduction in capital		—	—	—	—	—	—	—	—
		1.	Capital from shareholders								—
		2.	The amount listed in shareholders equity from share payment								—
		3.	Others								—

	(IV)	Profit distribution		—	—	—	—	654,857,569	—	-1,884,457,569	-1,229,600,000
		1.	Transfer to surplus reserve					654,857,569		-654,857,569	—
		2.	Provision for general risks								—
		3.	Distribution to shareholders							-1,229,600,000	-1,229,600,000
		4.	Others								—

	(V)	Internal settlement and transfer of owners’ equities		—	—	—	—	—	—	—	—
		1.	Capital reserve transferred share capital								—
		2.	Surplus reserve transferred share capital								—
		3.	Provision of surplus reserve for loss								—
		4.	Others								—

	(VI)	Special reserves		—	—	—	366,900,786	—	—	—	366,900,786
		1.	Provision of the year				479,940,003				479,940,003
		2.	Usage of the year				-113,039,217				-113,039,217

	(VII)	Others			1,107,000						1,107,000

IV.	Balance at Dec 31, 2010			4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888

The accompanying notes disclosure is the composing part of the financial statements

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY (continued)

For the year ended December 31, 2010

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

						Amount for the year 2009
ITEM				Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General	Retained earnings	Total of shareholders’ interest
I.	Balance at December 31, 2009			4,918,400,000	4,740,572,479		1,164,283,864	2,784,429,794		13,250,081,502	26,857,767,639
	Add: Change in accounting policies										—
	Correction of errors in the early stage										—
	Others										—

II.	Balance at January 1, 2010			4,918,400,000	4,740,572,479	—	1,164,283,864	2,784,429,794	—	13,250,081,502	26,857,767,639

III.	Changes for the year
	(The loss is listed beginning with “-”)			—	-72,808,236	—	299,399,448	420,026,020	—	1,812,874,181	2,459,491,413
	(I)	Net profit								4,200,260,201	4,200,260,201
	(II)	Other comprehensive income			93,918,616						93,918,616

	Sub-total of (I) and (II)			—	93,918,616	—	—	—	—	4,200,260,201	4,294,178,817

	(III)	Owner’s contributions and reduction in capital		—	-166,726,852	—	—	—	—	—	-166,726,852
		1.	Capital from shareholders								—
		2.	consolidation under common control		-166,726,852						-166,726,852
		3.	Others								—

	(IV)	Profit distribution		—	—	—	—	420,026,020	—	-2,387,386,020	-1,967,360,000
		1.	Transfer to surplus reserve					420,026,020		-420,026,020	—
		2.	Provision for general risks								—
		3.	Distribution to shareholders							-1,967,360,000	-1,967,360,000
		4.	Others								—

	(V)	Internal settlement and transfer of owners’ equities		—	—	—	—	—	—	—	—
		1.	Capital reserve transferred share capital								—
		2.	Surplus reserve transferred share capital								—
		3.	Provision of surplus reserve for loss								—
		4.	Others								—

	(VI)	Special reserves		—	—	—	299,399,448	—	—	—	299,399,448
		1.	Provision of the year				467,032,327				467,032,327
		2.	Usage of the year				-167,632,879				-167,632,879

	(VII)	Others									—

IV.	Balance at Dec 31, 2010			4,918,400,000	4,667,764,243	—	1,463,683,312	3,204,455,814	—	15,062,955,683	29,317,259,052

The accompanying notes disclosure is the composing part of the financial statements

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010

(The currency is in RMB Yuan except otherwise indicated)

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China”. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No.12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depository Shares was listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after these issues. The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB4,918.40 million by December 31, 2010.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group takes going concern as the basis of financial statements. The financial statements are prepared in according with the Accounting Standards for Business Enterprises-Basic Standard (hereinafter referred to as “new CASs” or “ASBEs”) and 38 specific accountings standard issued by the Ministry of Finance (MOF) on February 15, 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations, and Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15 – General Provisions on Financial Reporting (Revised 2010) issued by China Securities Regulatory Commission.

III.	DECLARATION OF COMPLIANCE WITH ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

2.	Functional currency

The functional currency of the Company except overseas subsidies is Renminbi (RMB). As the primary economic environment for overseas subsidiaries of the Company, Yancoal Australia Pty Limited and its subsidiaries are in Australia, the functional currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refers to Note “IV.5”.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

5.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency translation

Foreign currency transactions are converted to the functional currency at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to the functional currency using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the functional currency amount.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except retained earnings on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the approximate rate of the spot exchange rate of the day when the transaction occurs. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

6.	Financial assets and financial liabilities

(1)	Financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

1)	Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

3)	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the unamortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

The changes in fair value of AFS financial assets are recorded in the shareholder’s equity. The interest calculated by actual interest rate during the period holding assets shall be recognized as investment income. The cash dividends on investments in an AFS equity instrument shall be recorded into the investment income when cash dividends are declared and issued by the investee. On disposing it, the difference after changing the fair value accumulated amount from the amount received and the carrying amount deducting the original shareholder’s equity shall be recorded into the investment profit and loss.

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss. If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

(3)	Method of fair values recognition of financial assets and financial liabilities

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intending to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intending to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities.

If there is no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction Voluntarily, the current fair values of the other virtually identical financial assets, discounted method of cash flow and options pricing modes.

The fair values of forward foreign exchange contracts of the Company and its overseas subsidiaries shall be determined by the market exchange rate at balance sheet date. Fair values of coal swap contracts shall be determined by the market price of forward coal market at balance sheet date. Fair values of interest swap contracts of the Company and its overseas subsidiaries shall be determined by the present value of estimated future cash flows.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criteria of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

The allowance method is applied to the possible loss of bad debt, the impairment shall be assessed separately or in combination, the Company shall be determined to accrue the bad debt provisions which shall be calculated into the current profits and losses. If there is defined evidence for the receivables not to or not likely to be received, which shall be classified into the loss of bad debt and write off the accrued bad debts provisions after going through the approval procedure of the Company.

(1)	The receivables with individual significant amount accruing bad debts provisions

Judgment basis or amount standards of individual significant amount	The receivables with more than RMB 8 million individual amount shall be classified into the significant receivables;

The accruing method of the receivables with individual significant amount	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

(2)	Accruing the bad debt provision according to the portfolio

The basis of portfolio
Accounting aging	Use the accounting aging of the receivables as the credit risk characteristics to classify the portfolio
Risk-free	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio

The accrual method
Accounting aging	Accrue the bad debt provision by accounting aging analysis method
Risk-free	Not accrue the bad debt provision

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Accounting method for bad debt provisions of the receivables (continued)

(2)	Accruing the bad debt provision according to the portfolio (continued)

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage of the receivables	Accrual percentage of other receivables

within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
over 3 years	100%	100%

(3)	The individually insignificant receivables accruing the bad debt provision

Accrual reason	The individual amount is not significant, but the accrued bad debt provision on the basis of portfolio can not reflect its risk.
Accrual method	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

8.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, coal stock, low value consumables and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement of inventories, and weighted average approach for consumptions and delivery of inventories.

(3)	The end-of-period inventories are measured at the lower one between the cost and the convertible net value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item basis.

(4)	Net realisable value of inventories directly for sale, such as commodity stocks and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Long-term equity investments

Long-term equity investments mainly include equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values cannot be reliably measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture cannot control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence cannot be recognized if there is solid evidence indicating that the investor cannot participate in the decision-making of investee.

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired.

For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs relevant to the acquisition of the long-term equity investment, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts re-organization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Long-term equity investments (continued)

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debt balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognize the investment profits and losses.

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in active market the long-term equity investment, which has no offer and fair values and cannot be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into cost method.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment return of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment return of the period according to the relevant proportion.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, harbour works and craft, plant, machinery and equipment, transportation equipment, land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include purchase price, duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be in accordance with the values specified in the investment contract or agreement, while for the unfair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be recognized as fixed asset cost provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the average service life method are as follows:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)

1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Harbour works and crafts	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets (continued)

(5)	(continued)

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that cannot bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

(8)	Recognition basis and measurement method of fixed assets by financial lease: Financial lease is a lease that substantially transfers all risks and rewards relating to ownership of an asset. Fixed assets by financial lease are recognized at the lower of fair value of the assets and the present value of minimum lease payment. The leased assets shall be depreciated at a straight-line basis over the shorter of service life and leasing term. The net income, from sales and leaseback transaction which has been recognized as financial lease, shall be recorded as deferred revenue on balance sheet, be amortized at a straight-line basis over the leasing term and recognized in the income statements.

11.	Construction in progress

(1)	the pricing approach of the constructions in progress: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. The contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of constructions in progress also includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the constructions in progress to the fixed assets: The constructions in progress shall be transferred to the fixed assets from the date of starting its foreseeable usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Borrowing costs

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as costs for the current period.

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent fixed assets, investment property, inventories, etc, which shall take a long time (generally above one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously for more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	Intangible assets

(1)	The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining interests, expenditure for the exploration and evaluation, the land use rights, patents and techniques etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value.

(2)	The land use rights are evenly amortized over the transferred term since the rights are obtained. The mining rights are amortized under units of production method. The patent and technology with limited life shall be amortized under composite life method. The patent and technology with unsure life shall not be amortized. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

(3)	For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall amortize that intangible asset over the estimated useful life.

14.	Exploration and evaluation expenditures

Exploration and evaluation activities include the search for mineral resources, identification of the technical feasibility and evaluation of the commercial feasibility of the distinguished resource. Exploration and evaluation expenditures includes the direct costs of the following activities: research and analysis of historical exploration data; data collection from the topography, geochemical and geophysical exploration and research; exploration drilling, trenching and sampling; identifying and reviewing the amount and level of resources; measuring transport and infrastructure requirements; and conducting market and financial research.

In the early stages of projects exploration, exploration and evaluation expenditures occurred is credited to profit or loss are incurred. When the project has the technical feasibility and commercial viability, the exploration and evaluation expenditure (including the costs incurred for purchase of exploration permit) are capitalised into exploration and evaluation assets by a single item.

Exploration and evaluation assets are collected into construction in progress. These assets are converted into fixed assets or intangible assets when getting ready for their intended use, and accrued depreciation or amortization within operating life. The related unrecoverable cost shall be immediately written off and credited as profit or loss when projects are abandoned.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence indicating that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value subtracted from the cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone obsolescent or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Goodwill related to subsidiaries shall be presented separately in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

17.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, project maintenance expense and other expense, which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

18.	Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds and other expenses associated with service rendered by employees.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	Special reserves

(1)	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per ton of raw coal mined, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB8 per ton raw coal mined (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB15 per ton raw coal mined) and is used for purchase of coal production equipment and safety expense of coal mining structure.

In accordance with the regulations of “the Interim Measures of financial management of costs of safety in the high-risk industries and enterprises” (Caiqi [2006] No. 478) of the Ministry of Finance and the State Administration of Work Safety, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholder’s equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(2)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

(3)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	The Principles of Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows :

(1)	Revenue from sales of goods:
Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

(3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

22.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

23.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

24.	Leases

The Company classifies the leases into financial lease and operating lease on the lease beginning date.

Financial lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except financial lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

26.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	Operation Method of Hedges Business

The Group’s overseas subsidiaries use derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, interest rate swaps contracts to hedge cash flow for foreign exchange risks, fluctuations in coal prices and interest rate risk.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract to do the expected evaluation on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract, coal swap contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction happens. Accumulated gain or loss, which is recorded in shareholder’s equity, shall be transferred in the profit or loss for the period if transaction is not expected to make.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33-consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Unrealized loss from inter-segment transactions shall, if there is evidence that the loss is part of the related impairment, be recognized in full. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity attributable to the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders’ equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	Common control operation

There is common control operation in overseas subsidiaries of the Company. Common control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly do coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The overseas subsidiaries are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to common control operation in light of contracts or agreements.

31.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

31.	Significant accounting policies and accounting estimates (continued)

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

31.	Significant accounting policies and accounting estimates (continued)

(3)	Impairment of non-financial long-term assets

As described in note 4 (16), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value.

When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

V.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF ERALY ERRORS

1.	Changes of accounting policies and the impact

During the reporting period, the Group made no changes in accounting policies.

2.	Changes in accounting estimates

As approved at the fourteenth meeting of the forth session of Board of the Company, all the subsidiary coal mines of the Company should apply unit of production method on the amortization of mining rights fees from January 1, 2010. That is to say, the amortization of mining rights fees should be based on the economic coal reserves. The company applied the straight-line balance method on the mining right fees in the previous periods. The Company believes that unit of production method much more reflects the amortized pattern of this type of reserve consumption. In 2010, it caused a decrease of cost by RMB14.91 million, an increase of total profit by RMB14.91 million, an increase of income tax by RMB0.7 million and an increase of net profit by RMB14.21 million.

3.	Amendments of significant errors and the impact

During the reporting period, the Group made no amendments of significant accounting errors.

VI.	TAXES

1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

(1)	Income tax

Income tax is calculated at 25% of the total assessable income of the subsidiaries of the Group that registered in PRC.

(2)	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VI.	TAXES (continued)

(2)	Value added tax (continued)

Pursuant to the Document (Caishui [2006] No.139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

According to the approval of “Ji Guo Shui Liu Pi Zi (2010) Document No.1 of State Administration of Taxation in Jining City”, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

(3)	Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

(4)	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

(5)	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VI.	TAXES (continued)

(6)	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

2.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate

Income tax (note)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%

Note:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty) and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia Pty is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries

Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Equity held by the company	Voting right held by the company
I. Subsidiaries established by investment
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2,100,000	Trade and storage in free trade zone	RMB2,710,000	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1,400,000,000	Production and sales of methanol and acetic acid	RMB1,400,000,000	100.00%	100.00%
Yancoal Australia Pty Limited	Australia	AUD 64,000,000	Investment and shareholding	RMB403,280,000	100.00%	100.00%
Austar Coal Mine Pty Limited.	Australia	AUD 64,000,000	Coal mining and sales	RMB403,280,000	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB3,000,000,000	Coal mining and sales	RMB2,924,340,000	98.33%	98.33%
Yanzhou Coal Mining Ordos Neng Hua Co., Ltd	Inner Mongolia	RMB500,000,000	Production and sales of methanol (600,000 tons)	RMB500,000,000	100.00%	100.00%

II. Subsidiaries acquired under common control
Yankuang Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600,000,000	Thermoelectricity investment, coal technology service	RMB508,210,000	100.00%	100.00%
Shanxi Heshun Tianchi Energy Co., Ltd	Jinzhong, Shanxi	RMB90,000,000	Intensive process of coal product	RMB73,180,000	81.31%	81.31%
Shanxi Tianhao Chemicals Co., Ltd	Xiaoyi, Shanxi	RMB150,000,000	Production and sales of methanol and coals	RMB149,790,000	99.89%	99.89%
Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	RMB288,590,000	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766,250,000	95.14%	95.14%

III. Subsidiaries acquired not under common control
Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5,500,000	Freight transportation and coal sales	RMB10,570,000	92.00%	92.00%
Felix Resources Ltd	Australia	AUD446,410,000	Exploring and extracting coal resources	AUD3,354,180,000	100.00%	100.00%
Inner Mongolia Yize Mining Investment Co., Ltd	Ordos	RMB136,260,000	Investment	RMB179,690,000	100.00%	100.00%
Inner Mongolia Rongxin Chemicals Co., Ltd	Ordos	RMB3,000,000	Methanol production	RMB4,400,000	100.00%	100.00%
Inner Mongolia Daxin Industrial Gas Co., Ltd	Ordos	RMB4,110,000	Industrial gas production	RMB6,000,000	100.00%	100.00%

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade’), established in the end of 1997 with the registration capital of RMB2, 100,000, was financed RMB700, 000 respectively by the Company, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and the Company and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the company in Australia.

4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty, was established in Dec. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

5.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in October, 2002 with the registration capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registration capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field. On May 2010, the Company unilaterally increased the registration capital of RMB 1.5 billion and the registration capital was increased to RMB 3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

6.	Yanzhou Coal Ordos Neng Hua Company Limited

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on December 18, 2009 with registration capital of RMB500 million. The corporation business license code is 152700000024075 (1-1) , and the legal representative is Mr. Wang Xin. The company is mainly engaged in production and sales of 600,000tons methanol. The project is under preparation stage.

7.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to this company and thus this company held 100% in the total registration capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Qu Tianzhi. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

8.	Shanxi Heshun Tianchi Energy Co., Ltd

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi’) was Guyao Coal Mine found in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State- Owned Assets Managing Co., Ltd with the registration capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun has an area of 17.91 km2, the design capacity of 1.20 million tons per year. The Coal Mine was put into operation in Nov. 2006. The corporation business license code is 40000105861137, and the legal representative is Mr. Ren Yi. The company is mainly engaged in raw coal exploitation, extensive coal process and other mining products production and sales and so on.

9.	Shanxi Tianhao Chemicals Co., Ltd

Shanxi Tianhao Chemicals Co., Ltd (as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural persons in Jan. 2002 with the registration capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical by RMB60 million, holding 60% equity. In Oct. 2005, the registration capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. On March 2010, Shanxi Neng Hua acquired 0.04% equity interest held by minorities of Tianhao Chemicals, now 99.89% equity interest of Tianhao Chemicals was held by Shanxi Neng Hua. The corporation business license code is 140000100095998, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in methanol, coke production, development and sales, and inland transportation service.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

10.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) was approved by Shandong Economic System Reform Office in 2002, and established by five share holders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Limited and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other share holders invested currency following the above ration, and the general capital was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company, and the other share holders’ capital did not change. In July 2009, the total shares held by Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua were transferred to the Company, and then the shares held by the Company increased to 95.14%. The Business License for Legal Person registered No. of Hua Ju Energy, mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat, is 370000018085042; legal person representative is Zhao Zengyu.

11.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping“) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into after “Yanmei Shipping” spent RMB105.7 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

12.	Felix Resources Limited

Felix Resources Limited (“Felix”), at January 1970 in Brisbane, Queensland, Australia, a limited liability incorporated company mainly engaged in businesses such as coal mining and exploration, company registration number 000 754 174.

Austar, a subsidiary of the Company, is the registered holder of 196.46 million shares representing 100% of the issued share of Felix.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

12.	Felix Resources Limited (continued)

(1)	As of the reporting period, subsidiaries owned by Felix are as follows:

Subsidiaries	Registered address	Registered capital (AUD)	Business scope	Shares proportion (%)

White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
Balhoil Nominees Pty Ltd	Australia	7,270	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Athena Coal Pty Ltd	Australia	2	Coal exploration	100
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Tonford Pty Ltd	Australia	2	Coal exploration	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
UCC Energy Pty Limited	Australia	2	Ultra Clean Coal Technology	100
Agrarian Finance Pty Ltd	Australia	2	No business, to be liquidated	100
Advanced Clean Coal Technology Pty Limited	Australia	0	No business, to be liquidated	100
White Mining Research Pty Limited	Australia	2	No business, to be liquidated	100
Felix NSW Pty Limited	Australia	2	Port investment	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

(2)	Although Felix holds more than 50% stake in the joint venture, it is not included in the merger:

Subsidiary of Felix, White Mining Limited, holds 60% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 33.33% voting shares in Australian Coal Processing Holding Pty Ltd, which is not included in the consolidation because of no control over it.

Subsidiary of Felix, White Mining Limited, holds 60% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 33.33% voting shares in Ashton, which is not included in the consolidation because of no control over it.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

12.	Felix Resources Limited (continued)

(3)	Jointly controlled entities of Felix

Entities	Address	Main business	Interests proportion (%)

Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	60
Moolarben Joint Venture	Australia	Coal mine development and operation	80

13.	Inner Mongolia Yize Mining Investment Company Limited

Inner Mongolia Yize Mining Investment Company Limited (as referred to Yize Company) is invested by Guangjing Investment Company Limited (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established in November 2004 with registered capital of RMB 136.2605 million. In April 2010, the Ordos Neng Hua, a subsidiary of the Company, purchased Yize Company, after which, Yize Company has become a wholly-owned subsidiary of the Ordos Neng Hua. The corporation business license code is 150000400000390, and the legal representative is Mr. Wang Xin. The company is mainly engaged in investment on mining and chemicals projects, public projects, water and electricity supply, waste water treatment and so on.

14.	Inner Mongolia Rongxin Chemicals Company Limited

Inner Mongolia Rongxin Chemicals Company Limited (as referred to Rongxin Company) is invested by Inner Mongolia Qisheng Mining Company Limted (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established on July 2008 with registration capital of RMB 3 million. In April 2010, Ordos Neng Hua, a subsidiary of the Company, purchased Rongxin Company, after which, Rongxin Company has become a wholly-owned subsidiary of Ordos Neng Hua. The corporation business license code is 152722000005151, and the legal representative is Mr. Wang Xin. The company is mainly engaged in methanol production and sales.

15.	Inner Mongolia Daxin Industrial Gas Company Limited

Inner Mongolia Daxin Industrial Gas Company Limited (as referred to Daxin Company) is jointly invested by Mingsheng Investment Company and Inner Mongolia Qisheng Mining Company Limited which are all the subsidiaries of Hong Kong Jiantao Chemicals Group in August 2008, with registered capital of RMB 4.11 million. In April 2010, Ordos Neng Hua, a subsidiary of the Company, purchased Daxin Company, after which, Daxin Company has become a wholly-owned subsidiary of Ordos Neng Hua. The corporation business license code is 150000400002131, and the legal representative is Mr. Wang Xin. The company is mainly engaged in industrial gas supplies.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

ii.	The changes of consolidation scope for the period

1.	Companies newly included in the consolidation

Companies	Reason for consolidation	Shares proportion (%)	Net assets at the end of current period	Net profits at the end of current period
Inner Mongolia Yize Mining Investment Co., Ltd	Acquisition of shares	100.00	179,540,000	-5,460,000
Inner Mongolia Rongxin Chemicals Co., Ltd	Acquisition of shares	100.00	-350,000	-3,350,000
Inner Mongolia Daxin Industrial Gas Co., Ltd	Acquisition of shares	100.00	420,000	-1,680,000

2.	Companies excluded in the consolidation Currency: AUD

Companies	Reason for non-consolidation	Shares proportion (%)	Net assets on 30 December 2010 (Disposal Date)	Net profits from 1 January 2010 to 30 December 2010 (Disposal Date)
Minerva Joint Venture	Disposal of share	51.00	144,819,460	107,976,085
Felix Coal Sales Pty Ltd	Disposal of share	100.00	909,932	-472,359
Minerva Mining Pty Ltd	Disposal of share	100.00	2,664,066	-1,918,676
Minerva Coal Pty Ltd	Disposal of share	51.00	-1,992,775	604,108

Among which, the following subsidiaries are lost control and excluded due to the disposal of equity interest for the year:

Subsidiaries	Disposal date
Minerva Joint Venture	December 2010
Felix Coal Sales Pty Ltd	December 2010
Minerva Mining Pty Ltd	December 2010
Minerva Coal Pty Ltd	December 2010

Note:	On 20th December 2010, Felix Resources Limited, the subsidiary of Yancoal Australia, engaged into an agreement with a subsidiary of Sojitz in Australia, under which the 51% equity interest of Minerva Joint Venture and the equity interest of relevant subsidiaries were disposed to the subsidiary of Sojitz in Australia. The transaction was entered into as a result of exercising pre-emptive rights by Sojitz Corporation pursuant to the relevant joint venture agreement, which was entered into prior to the Company’s acquisition of Felix Resources Ltd. Before 31 December 2010, the transaction has been approved at the seventeenth meeting of the fourth session of the board and has been registered at the Austrilia Secuirities & Investments Commission. The total amount of the transaction was AUD191.85 million, out of which the disposed net assets of Minerva Joint Venture and relevant subsidiaries amounted to AUD146.4 million, the goodwill was AUD27.09 million. The transaction realized an investment income of AUD18.36 million.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii.	Combination in current period

1.	Subsidiaries acquired in business combination under un-common control

Name of subsidiaries	Place of Registration	Registered capital	Investment capital	Equity held by the Company	Business scope

Inner Mongolia Yize Mining Investment Co., Ltd	Ordos	RMB136,260,000	RMB179,690,000	100.00%	investment
Inner Mongolia Rongxin Chemicals Co., Ltd	Ordos	RMB3,000,000	RMB4,400,000	100.00%	methanol production
Inner Mongolia Daxin Industrial Gas Co., Ltd	Ordos	RMB4,110,000	RMB6,000,000	100.00%	industrial gas production

(1)	The acquisition information related to Yize Mining, Rongxin Chemicals and Daxin Industrial Gas is described in note “VII (I) 13, 14 and 15”. The consideration for acquisition has been paid and the procedures for the transfer of the equity interest have been completed on 16 April 2010. The acquisition date of Yize Mining, Rongxin Chemicals and Daxin Industrial Gas by the Group was 16 April 2010. From 16 April 2010 to 30 April 2010, because financial data of Yize Mining, Rongxin Chemicals and Daxin Industrial Gas did not change significantly, financial information of acquisitions on 30 April 2010 shall prevail.

(2)	The identifiable assets and liabilities at the acquisition date:

	April 30, 2010
Items	Carrying amounts of Yize (RMB)	The identifiable fair value of Yize (RMB)	Carrying amounts of Rongxin (RMB)	The identifiable fair value of Rongxin (RMB)	Carrying amounts of Daxin (RMB)	The identifiable fair value of Daxin (RMB)
Prepayment	10,500,000	10,500,000	—	—	—	—
Other receivables	—	—	3,000,000	3,000,000	2,100,000	2,100,000
Inventories	10,000	10,000	—	—	—	—
Net value of fixed assets	2,340,000	4,750,000	—	—	—	—
Construction in progress	8,510,000	—	—	—	—	—
Intangible assets	100,140,000	179,980,000	—	—	—	—
Long-term differed expenses	7,420,000	7,420,000	—	—	—	—
Other payables	17,670,000	17,670,000	—	—	—	—
Net assets attributable to the shareholders of the parent company	111,250,000	184,990,000	3,000,000	3,000,000	2,100,000	2,100,000

Note:	As above, fair value of the identifiable assets, liabilities of Yize, Rongxin and Daxin is determined on the basis of the evaluation report issued by Shandong Zhenyuan Hexin Assets Appraisal Co., Ltd on 20 October 2009.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii.	Combination in current period (continued)

1.	Subsidiaries acquired in business combination under un-common control (continued)

(3)	The total acquisition consideration is RMB190.09 million, which is in line with the total identifiable fair value of Yize, Rongxin and Daxin.

(4)	The operation conditions after acquisition date

Items	30 April 2010-31 December 2010

Operating revenue	—
Net profit	RMB-10,490,000
Net cash flow generated from operating activities	RMB146,530,000
Net cash flow	RMB4,060,000

iv.	Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates
Assets and liabilities	AUD	spot exchange rate on balance sheet date 6.7139
The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 6.4217
The equity	AUD	spot exchange rate on arising, except for undistributed profits

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

1.	Bank balance and cash

	At December 31, 2010			At January 1, 2010
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

Cash on hand
Including: RMB	483,056	1.0000	483,056	287,697	1.0000	287,697
USD	20,264	6.6227	134,202	18,264	6.8282	124,710
AUD	10,531	6.7139	70,704	12,071	6.1294	73,988

Subtotal			687,962			486,395

Cash in bank
Including: RMB	7,168,812,301	1.0000	7,168,812,301	9,951,930,620	1.0000	9,951,930,620
USD	56,078,834	6.6227	371,393,294	107,640,772	6.8282	734,992,719
AUD	189,332,602	6.7139	1,271,160,157	172,311,849	6.1294	1,056,168,247
HKD	7,124,320	0.8509	6,062,084	8,300,605	0.8805	7,308,683
EUR	25,178	8.8065	221,730	50,863	9.7971	498,310
GBP	1,040	10.2182	10,627	895	10.9780	9,825

Subtotal			8,817,660,193			11,750,908,404

Other monetary assets
RMB	534,714,566	1.0000	534,714,566	97,512,360	1.0000	97,512,360
USD	5,416,460	6.6227	35,871,590	30,056,886	6.8282	205,234,429
AUD	208,713,939	6.7139	1,401,284,515	38,948,276	6.1294	238,729,563
Subtotal			1,971,870,671			541,476,352

Total			10,790,218,826			12,292,871,151

(1)	As at end of the reporting period, the Group held 4,018.91 million of the limited amounts, including RMB2,033.3 million of term deposits; RMB34.04 million of letter of credit deposit; RMB534.42 million of guarantee contract with priority to transfer money; RMB30.45 million of environmental margin; RMB 98.6 million of other margin; and RMB1,288.1 million of cash arising from disposal of equity of Minerva and its subsidiaries.

(2)	In 2009, Felix got AUD383.33million of financial credit line including borrowing, financial leasing, etc from the syndication of bank, which is cross-guaranteed by Felix and its subsidiaries, Felix held its main assets as collateral including the assets of Minerva. According to agreement, RMB1,288.10 million of the received cash from disposal of Minerva cannot be used until getting the consents from the bank.

(3)	At the end of the current period, overseas bank balance and oversees cash of the Group is RMB2,720.82 million, owned by the subsidiary of the Company.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

2.	Tradable financial assets

(1)	Category of tradable financial assets

Items	Fair value at the end of the year	Fair value at the beginning of the year

Hedging instrument – forward foreign currency contract	239,475,434	37,760,077

Total	239,475,434	37,760,077

Note:	To avoid the risk of foreign currency rate fluctuation, overseas subsidiaries of the Company enter into forward foreign currency contracts to hedge foreign currency risks: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate range, or the spot rate. At the date of the balance sheet, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated based on the difference between the forward foreign currency contract exchange rate on the balance sheet date and on the contracts signing date.

3.	Notes receivable

(1)	Notes receivable category

Notes category	At December 31, 2010	At January 1, 2010

Bank acceptance bills	10,408,903,124	4,990,893,624

Total	10,408,903,124	4,990,893,624

(2)	For the current period, notes receivable increase by 109%, mainly due to increase of notes sales modes and decrease of notes discount.

(3)	As at the end of the reporting period, the Group had no discount immature bills.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4.	Accounts receivable

(1)	Accounts receivable category

	At December 31, 2010				At January 1, 2010
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	Amount RMB	%	Bad debt Provision RMB	%	Amount RMB	%	Bad debt Provision RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	44,122,701	9	5,406,430	100	32,369,562	7	4,542,547	100
Risk-free portfolio	449,053,376	91	—	—	408,727,014	93	—	—
The subtotal of portfolio	493,176,077	100	5,406,430	100	441,096,576	100	4,542,547	100

Total	493,176,077	100	5,406,430	100	441,096,576	100	4,542,547	100

1)	There was no the individually significant amounts of accounts receivables accrued the bad debt provision separately for the period.

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method.

	At December 31, 2010			At January 1, 2010
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

Within 1 year	39,376,735	4	1,575,069	28,930,175	4	1,157,207
1 to 2 years	1,306,579	30	391,974	—	30	—
2 to 3 years	—	50	—	108,094	50	54,047
Over 3 years	3,439,387	100	3,439,387	3,331,293	100	3,331,293

Total	44,122,701	—	5,406,430	32,369,562	—	4,542,547

3)	Account receivables in the portfolio accruing the bad debt provision in other method

Items	Carrying amount	Bad debt amount

Risk-free portfolio	449,053,376	—

Total	449,053,376	—

Note:	As of the end of the year, accounts receivable in risk-free portfolio included 405.53 million from overseas subsidiaries of the Company which did not accrue bad debt provision because of claims still in the normal credit period.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4.	Accounts receivable (continued)

(2)	There is no bad debt provision to recover during the reporting period.

(3)	There is no write-off of accounts receivables during the reporting period.

(4)	Accounts receivables arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of period; accounts receivables arising on related parties was RMB53.53 million, accounting for 11% of the total accounts receivables. See Note “IX, (3), 2”.

(5)	The five largest accounts receivables

Company name	Relationship with the Company	Amounts	Aging	Proportion of total accounts receivables (%)

TS Resources Australia Pty Ltd	Third party	64,169,778	Within 1 year	13
Korea East West Power Co. Ltd	Third party	59,133,332	Within 1 year	12
Korea Midland Power Co. Ltd	Third party	58,773,360	Within 1 year	12
Ashton Coal Mines Limited	Joint venture company	53,450,049	Within 1 year	11
Nippon Steel Corporation	Third party	52,599,647	Within 1 year	11

Total		288,126,166		59

(6)	Balance of foreign currency in accounts receivables

	At December 31,2010			At January 1, 2010
Foreign currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

USD	73,531,008	6.6227	486,973,807	53,514,413	6.8282	365,407,115
AUD	2,544,595	6.7139	17,084,156	5,957,600	6.1294	36,516,513

Total			504,057,963			401,923,628

(7)	There were no accounts receivables terminated to recognize for the year.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Prepayments

(1)	The aging analysis of prepayments

Items	At December 31,2010		At January 1, 2010
	RMB	%	RMB	%

Within 1 year	242,331,377	100	75,791,833	99
1 to 2 years	391,194	—	538,240	1
2 to 3 years	369,866	—	21,434	—
Over 3 years	117,734	—	96,300	—

Total	243,210,171	100	76,447,807	100

Note:	By the end of the reporting period, prepayment of the Group increased by 218% comparing with the beginning of the reporting period, mainly because of the prepayment increase of construction and equipments of Heze Neng Hua and Ordos Neng Hua, subsidiaries of the Company.

Prepayments with aging over 1 year are for equipments, the Group has not made settlement

(2)	Main companies of prepayments

Company name	Relationship with the Company	Amounts	Age	Reasons

Dongfang Boiler(Group), Inc	Third party	47,976,000	Within 1 year	Goods to arrival, under executing
Wuxi Huaguang Boiler Co., Ltd.	Third party	28,440,000	Within 1 year	Goods to arrival, under executing
Linde Engineering Hangzhou (LEH)	Third party	21,970,000	Within 1 year	Goods to arrival, under executing
Minmetals Shanghai International Freight Co., Ltd	Third party	21,086,070	Within 1 year	Goods to arrival, under executing
Shanghai Electric Group Company Limited	Third party	15,200,000	Within 1 year	Goods to arrival, under executing

Total		134,672,070

(3)	Prepayments due from shareholders of the Group holding more than including 5% of the total shares are not included for the period.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Prepayments (continued)

(4)	Balance of foreign currency in prepayments

	At December 31,2010			At January 1, 2010
	Currency currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

USD	1,403,411	6.6227	9,294,370	1,094,299	6.8282	7,472,092
EUR	—	—	—	317,740	9.7971	3,112,930
AUD	2,673,886	6.7139	17,952,203	5,262,249	6.1294	32,254,429

Total			27,246,573			42,839,451

6.	Other receivables

(1)	The category of other receivables

	At December 31,2010				At January 1, 2010
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	20,405,766	1	16,066,999	100	49,408,758	16	21,853,021	100
Risk-free portfolio	3,538,303,612	99	—	—	267,896,987	84	—	—
The subtotal of portfolio	3,558,709,378	100	16,066,999	100	317,305,745	100	21,853,021	100

Total	3,558,709,378	100	16,066,999	100	317,305,745	100	21,853,021	100

Note:	During the reporting period, other receivables of the Group increased primarily due to 3,125.75 million investment prepayment for the current period. See Note “XII, 1, (2) and (3)”.

1)	There was no the individually significant amounts of other receivables that accrued the bad debt provision separately for the reporting period.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

6.	Other receivables (continued)

(1)	The category of other receivables (continued)

2)	Other receivables in the portfolio that accrued the bad debt provisions as per accounting aging analysis method.

	At December 31,2010			At January 1, 2010
Items	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision

Within 1 year	82,892	4	3,316	21,140,430	4	845,617
1 to 2 year	5,010,931	30	1,503,279	6,860,982	30	2,058,295
2 to 3 years	1,503,078	50	751,539	4,916,474	50	2,458,237
Over3 years	13,808,865	100	13,808,865	16,490,872	100	16,490,872

Total	20,405,766	—	16,066,999	49,408,758	—	21,853,021

3)	Other receivables in the portfolio accruing the bad debt provision in other method

Items	Carrying amount	Bad debt amount

Risk-free portfolio	3,538,303,612	—

Total	3,538,303,612	—

Note:	As at the end of the period, risk-free portfolio included RMB3,125.75 million of investment prepayment.

(2)	There is no bad debt provision to recover during the reporting period.

(3)	Other receivables wrote-off during the reporting period.

Items	Nature of other receivables	Amounts wrote-off	Reason wrote-off	Arising from related party transaction

Personal and third-party companies	Borrowings, etc	37,221	Unable to recover in long period	No

Total		37,221

(4)	As at the end of the reporting period, accounts receivable due from the parent company of the Company is RMB16.89million (at the end of last year: 10.9 million); accounts receivable due from related parties is RMB160.69million. See note “IX, 3, (3)”.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

6.	Other receivables (continued)

(5)	The five largest other receivables

Company name	Relationship with the Company	Amounts	Aging	Proportion of other receivables (%)	Nature or content

Prepayment for investment	Third party	3,125,752,800	Within 1 year	88	Prepayment for investment
Newcastle Infrastructure Construction Group	Third party	143,619,861	Within 1 year	4	Borrowings
Ashton Coal Mines Limited	Joint venture company	115,479,966	1to 2 years	3	Dealing amounts
Prepayment for ocean freight	Third party	28,814,117	Within 1 year	1	Ocean freight
WICET Holding Company	Third party	19,281,891	Within 1 year	1	Borrowings

Total		3,432,948,635		97

(6)	Foreign currency balance of other receivables

	At December 31, 2010			At January 1, 2010
Currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

AUD	42,890,268	6.7139	287,960,970	26,164,032	6.1294	160,369,818

Total			287,960,970			160,369,818

(7)	There are no other receivables terminated to recognise for the reporting period.

7.	Inventory and provision for decline in value of inventories

(1)	Inventory category

	At December 31,	At January 1,
Items	2010	2010

Raw materials	293,536,949	267,282,543
Coal stock	1,263,790,633	570,519,910
Methanol stock	10,279,356	27,291,287
Low value consumables	78,508,574	21,267,589

Total	1,646,115,512	886,361,329

Note:	During the reporting period, the inventory of the Group increased by 86%, mainly due to that Moolarben Coal Mine, a subsidiary of Yancoal Australia, commissioned and the increase of coal inventory caused by the increase of external purchased coal by the parent company.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7.	Inventory and provision for decline in value of inventories (continued)

(2)	No provision for inventory.

(3)	Inventory that excludes the amount of capitalized interest.

8.	Other current assets and other current liabilities

(1)	Other current assets

Items	At December 31, 2010	At January 1, 2010

Land subsidence, restoration, rehabilitation and environment expenses (Note 1)	1,709,871,744	1,288,452,859
Removal costs (note 2)	149,351,075	350,675,748
Environment management guarantee deposit	254,193,496	226,251,717

TOTAL	2,113,416,315	1,865,380,324

(2)	Other current liabilities

Items	At December 31, 2010	At January 1, 2010

Land subsidence, restoration, rehabilitation and environment costs (Note 1)	2,297,502,144	1,560,640,261

TOTAL	2,297,502,144	1,560,640,261

Note 1:

The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The management provides reserves according to the best estimation based on the past experience as they could make on the likely expenditures in the future, and reverse the accruals after payment.

Considering the time difference between the payment and mining exists, if the accumulated payment is more than the accruals provided, such excess of payment would be presented under current assets at the year end; if the accumulated payment is less than the accruals provided, and such shortage of payment would be presented under current liabilities at the year end.

For the current period, other current liabilities increased by 47%, mainly due to that actual accrued land subsidence, restoration, rehabilitation and environment costs exceed actual payment.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

8.	Other current assets and other current liabilities (continued)

(2)	Other current liabilities (continued)

Note 2:

Open-pits owned by overseas subsidiaries of the Company shall remove the overburden on the coal seam, which will result in removal costs. Removal costs shall be recorded as profits or losses when respective coal seam is mined.

9.	Available-for-sales financial assets

Items	Fair value at December 31, 2010	Fair value at January 1, 2010

Available-for-sale equity instruments	194,259,526	264,672,846

TOTAL	194,259,526	264,672,846

(1)	Available-for-sale equity instrument, mainly are shares in Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd listed in Shanghai Stock Exchange, which are held by the Company in the past years. The above fair value was based on the closing price of Shanghai Stock Exchange on the balance sheet date.

(2)	Available-for-sale financial assets decreased by 27%, which is mainly due to the decreased share price of available for sale shares.

10.	Long-term equity investments

(1)	Long-term equity investments

Items	At December 31, 2010	At January 1, 2010

Equity investments under cost method	30,182,550	30,622,550
Equity investments under equity method	1,075,708,976	941,237,919

Long-term equity investments-Total	1,105,891,526	971,860,469

Less: provision for impairment	—	—

Long-term equity investments – Net	1,105,891,526	971,860,469

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Long-term equity investments (continued)

(2)	Under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Original amount	Opening balance	Addition	Decrease	Closing balance	Cash dividends

Under cost method
Zhejiang Jiangshan Concrete Co., Ltd	0.49	0.49	440,000	440,000	—	440,000	—	—
Yankuang Group Zoucheng
Ziyuan Construction Co., Ltd	8.33	8.33	500,000	500,000	—	—	500,000	—
Yankuang Group Zoucheng Hua Ming company.	8.00	8.00	100,000	100,000	—	—	100,000	—
Yankuang Group Zoucheng Fuhui Company.	16.00	16.00	80,000	80,000	—	—	80,000	—
Shenzhen Weiersen Floriculture Co., Ltd	—	—	100,000	100,000	—	—	100,000	—
Yankuang Group Guohong Chemical Co., Ltd	5.00	5.00	29,402,550	29,402,550	—	—	29,402,550	—

Subtotal			30,622,550	30,622,550	—	440,000	30,182,550	—

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	939,981,410	7,874,551		947,855,961
Yankuang Group Finance Co., Ltd	25.00	25.00	125,000,000	—	127,102,408		127,102,408
Australian Coal Processing Holding Pty Ltd	60.00	33.33	131,274	131,274	—	131,274	—
Ashton Coal Mines Limited	60.00	33.33	1,125,235	1,125,235	—	374,628	750,607

Subtotal			1,026,256,509	941,237,919	134,976,959	505,902	1,075,708,976

Total			1,056,879,059	971,860,469	134,976,959	945,902	1,105,891,526

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Long-term equity investments (continued)

(3)	Investment in joint venture and associated company

Name of investees	Type of company	Registered location	Business nature	Registered capital	Shares proportion (%)	Ratio of voting share (%)

Associated company
China HD Zouxian Co., Ltd.	Limited liability	Shandong	Electricity energy and related development	RMB3 billion	30.00	30.00
Yankuang Group Finance Co., Ltd	Limited liability	Shandong	Finance	RMB500 million	25.00	25.00

Joint venture enterprises
Australian Coal Processing Holding Pty Ltd (Note)	Limited liability	Australia	No operating company in Australia	—	60.00	33.00
Ashton Coal Mines Limited (Note)	Limited liability	Australia	Holding and sales of real-estate	AUD100	60.00	33.00

Name of investees		Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue	Net profit

Associated company

China
HD Zouxian Co., Ltd.		6,486,343,756	3,326,823,887	3,159,519,869	4,226,931,709	22,558,501
Yankuang Group Finance Co., Ltd		6,144,686,416	5,636,276,785	508,409,631	12,443,120	8,409,632

Joint venture company
Australian Coal Processing Holding Pty Ltd		—	—	—	—	-141
Ashton Coal Mines Limited		82,500,047	81,446,885	1,053,162	2,029,947,770	-770,212

Total		12,713,530,219	9,044,547,557	3,668,982,662	6,269,322,599	30,197,780

Note:	There is difference between shares proportion and voting shares proportion of joint venture enterprises caused by the items as described in note “VII, 1,12, (2)”. The Group cannot exercise control over the items, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the group.

(4)	No impairment occurred in the Company’s long-term equity investment, so no provision was made.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11.	Fixed assets

(1)	Fixed assets list

Items	At January 1, 2010	Addition		Reversals	Exchange gain and loss	At December 31, 2010

Cost price	29,880,489,239		3,873,442,536	967,131,431	465,579,975	33,252,380,319
Land	325,916,367		41,773,718	136,099,436	26,787,421	258,378,070
Buildings	4,009,412,670		145,424,991	18,055,226	10,281,270	4,147,063,705
Mining structure	5,211,165,308		476,027,104	87,366,490	71,049,027	5,670,874,949
Ground structure	1,547,477,762		167,193,436	27,397,173	—	1,687,274,025
Harbour works and craft	253,677,455		—	—	—	253,677,455
Plant, machinery and equipments	17,677,686,936		2,882,055,709	668,496,462	357,437,684	20,248,683,867
Transportation equipment	425,270,137		23,507,478	10,193,847	24,573	438,608,341
Others	429,882,604		137,460,100	19,522,797	—	547, 819,907

		Addition	Provision

Accumulated depreciation	12,800,962,022	108,801,216	2,231,619,007	385,362,376	65,554,594	14,821,574,463
Land	—	—	—	—	—	—
Buildings	1,906,388,909	—	105,611,883	6,242,731	888,897	2,006,646,958
Mining structure	1,892,726,503	108,654,786	162,375,189	9,798,557	7,854,892	2,161,812,813
Ground buildings	573,205,786	—	163,347,628	4,852,360	—	731,701,054
Harbour works and craft	77,467,280	—	5,701,542	—	—	83,168,822
Plant, machinery and equipments	7,999,798,981	146,430	1,693,672,639	352,654,671	56,790,017	9,397,753,396
Transportation equipment	304,585,609	—	41,045,478	9,563,253	20,788	336,088,622
Others	46,788,954	—	59,864,648	2,250,804	—	104,402,798

Provision	—		97,558,627	—	—	97,558,627
Land	—		—	—	—	—
Buildings	—		15,886,116	—	—	15,886,116
Mining structure	—		—	—	—	—
Ground buildings	—		5,945,342	—	—	5,945,342
Harbour works and craft	—		—	—	—	—
Plant, machinery and equipments	—		75,568,475	—	—	75,568,475
Transportation equipment	—		74,828	—	—	74,828
Others	—		83,866	—	—	83,866

Book Value	17,079,527,217		—	—	—	18,333,247,229
Land	325,916,367		—	—	—	258,378,070
Buildings	2,103,023,761		—	—	—	2,124,530,631
Mining structure	3,318,438,805		—	—	—	3,509,062,136
Ground structure	974,271,976		—	—	—	949,627,629
Harbour works and craft	176,210,175		—	—	—	170,508,633
Plant, machinery and equipments	9,677,887,955		—	—	—	10,775,361,996
Transportation equipment	120,684,528		—	—	—	102,444,891
Others	383,093,650		—	—	—	443,333,243

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11.	Fixed assets (continued)

(1)	Fixed assets list (continued)

Note:	During this reporting period, the impairment loss of fixed assets of Shanxi Tianhao Chemicals Co., Ltd, a subsidiary of the Group, is due to the impact of micro-economy environment, shortage of raw material supply, running below capacity, always in the red since putting into production and existing impairment loss sign. According to the assessment report of Zhongtong Ping Bao Zi No.[ 2011] 053 prepared by Zhongtongcheng Assets Appraisal Co., Ltd and the estimation made on the assets team of this subsidiary and differences between the current value of future cash flow and its net book value, the impairment loss of fixed assets is recognized as RMB 97,558,627.

(2)	Financial leased fixed assets

Item	Original book value	Accumulated depreciation	Net book value

Plant, machinery and equipments	890,908,970	34,032,940	856,876,030

Total	890,908,970	34,032,940	856,876,030

(3)	As at the end of the reporting period, net book value of buildings without ownership certificates is totalling RMB 148.56 million.

(4)	Among the increase amount of fixed assets, RMB 3,377.59 million is transferred from construction in progress. Among the increase amount of depreciation, RMB2,231.62 million is accrued in current period.

(5)	There is no provision and depreciation of fixed assets of lands, as overseas subsidiaries enjoy the permanent ownership of the land.

(6)	As at the end of the reporting period, there were no idle fixed assets.

(7)	As at the end of the reporting period, the original value of the fully depreciated fixed assets still in use is RMB 4,417.65million in the Group.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

12.	Construction in progress

(1)	List of construction in progress

Items	Book balance	At December 31, 2010 Depreciation provision	Book value	Book balance	At January 1, 2010 Depreciation provision	Book value
Wei jian construction	532,676,319	—	532,676,319	175,729,108	—	175,729,108
Technical revamping construction	71,639,943	—	71,639,943	77,505,345	—	77,505,345
Infrastructure construction	308,617,173	—	308,617,173	906,921,652	—	906,921,652
Safety construction	—	—	—	700,000	—	700,000
Exploration construction	114,638,016	—	114,638,016	19,713,027	—	19,713,027

TOTAL	1,027,571,451	—	1,027,571,451	1,180,569,132	—	1,180,569,132

(2)	Changes of significant construction in progress

			Reversals
Items	At January 1, 2010	Addition	Transferred into Fixed assets	Others	Foreign exchange	At December 31, 2010
Ordos methanol project	—	123,216,759	1,826,705	—	—	121,390,054
Moolarben open cut project	848,961,509	872,297,873	1,674,784,112	—	44,442,323	90,917,593
Wanfu coal mine project	37,726,484	13,041,940	—	—	—	50,768,424
Zhaolou power plant project	9,187,624	22,851,891	—	—	—	32,039,515

Total	895,875,617	1,031,408,463	1,676,610,817	—	44,442,323	295,115,586

Items	Budgeted amount	Investment/ budgeted amount (%)	Accumulated amount of interests capitalization	Including: amount of interests capitalization in 2010	(%) interests capitalization rate of 2010	Capital sources
Ordos methanol project	511,490,000	24	—	—	—	Self-raised
Moolarben open cut project	1,770,460,751	97	41,088,561	36,863,282	8.24	Bank loan and self-raised
Wanfu coal mine project	3,309,000,000	2	—	—	—	Self-raised
Zhaolou power plant project	1,767,000,000	2	—	—	—	Self-raised

Total	7,357,950,751		41,088,561	36,863,282	—

13.	Materials held for construction of fixed assets

Items	At January 1, 2010	Addition	Decrease	At December 31, 2010
Materials held for construction	9,683,444	91,551,666	86,853,558	14,381,552
Equipments held for construction	2,494,390	4,333,798	3,542,075	3,286,113

TOTAL	12,177,834	95,885,464	90,395,633	17,667,665

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

14.	Intangible assets

(1)	Intangible assets

Items	At January 1, 2010	Addition	Decrease and transfer	Foreign exchange translation difference	At December 31, 2010

Cost price	19,594,054,709	396,700,832	978,117,998	1,668,751,852	20,681,389,395
Mining rights	14,697,046,621	206,921,668	539,069,607	1,302,498,520	15,667,397,202
Unproved mining equity interest	3,678,595,923	—	245,314,687	339,628,848	3,772,910,084
Land use rights	851,002,356	55,860,012	—	—	906,862,368
Exploration and evaluation expenditures	161,251,642	—	151,975,746	8,461,778	17,737,674
Patents and know-how	153,235,000	—	—	14,612,500	167,847,500
Rail access right	41,523,479	1,316,577	41,409,921	2,135,362	3,565,497
Software	4,044,408	8,039,744	348,037	713,444	12,449,559
Water access right	7,355,280	124,562,831	—	701,400	132,619,511

Accumulated amortization	258,236,840	368,397,721	77,004,165	12,750,364	562,380,760
Mining rights	115,690,168	341,528,953	72,162,338	12,566,256	397,623,039
Unproved mining equity interest	—	—	—	—	—
Land use rights	142,542,789	17,957,475	—	—	160,500,264
Exploration and evaluation expenditures	—	1,607,923	—	73,164	1,681,087
Patents and know-how	—	—	—	—	—
Rail access right	—	5,014,083	4,773,269	10,957	251,771
Software	3,883	2,289,287	68,558	99,987	2,324,599
Water access right	—	—	—	—	—

Book value	19,335,817,869	—	—	—	20,119,008,635
Mining rights	14,581,356,453	—	—	—	15,269,774,163
Unproved mining equity interest	3,678,595,923	—	—	—	3,772,910,084
Land use rights	708,459,567	—	—	—	746,362,104
Exploration and evaluation expenditures	161,251,642	—	—	—	16,056,587
Patents and know-how	153,235,000	—	—	—	167,847,500
Rail access right	41,523,479	—	—	—	3,313,726
Software	4,040,525	—	—	—	10,124,960
Water access right	7,355,280	—	—	—	132,619,511

(2)	The original value of intangible asset and the book value were increased by RMB 179.98 million and RMB 179.2 million respectively, which was due to the purchase of 3 companies, such as Inner Mongolia Yize Mining Investment Co., Ltd.

(3)	The original value of intangible asset and the book value were decreased by RMB 708.3 million and RMB639.48 million respectively, which was due to the entire disposal of the investee company—Minerva JV and its related subsidiaries of Felix.

(4)	All the increased accumulative amortization is normal amortization of intangible assets.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

15.	Goodwill

Items	At December 31, 2010	At January 1, 2010

Acquisition of Yanmei Shipping	10,045,361	10,045,361
Acquisition of Felix	658,057,122	766,816,209

Total	668,102,483	776,861,570

Note 1:	Felix and Yanmei Shipping are the subsidiaries acquired in a business combination not involving enterprises under common control. The goodwill is the excess of the cost of acquisition over the interest of Felix and Yanmei Shipping in the fair value of the identifiable net assets at the date of acquisition. During reporting period, the decrease of goodwill is mainly due to that RMB181.88 million of goodwill was transferred out accordingly when Felix disposed Minerva Joint Venture and its subsidiaries, moreover, goodwill increased by RMB73.12 million due to exchange rate fluctuation.

Note 2:	As at the end of the reporting period, the Group confirmed after the test there is no impairment in cash generating unit including goodwill.

16.	Long-term deferred expenses

Items	At December 31, 2010	At January 1, 2010

Prepayment for resource compensation fees	12,020,879	15,969,251
Project operation and maintenance fees	6,071,700	—
Parking fees in underground parking lot of Luhua Yuan	74,375	—

Total	18,166,954	15,969,251

Note:	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Ministry of Resources at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid resources compensation fees equivalent to extract 10 million ton ROM coals which would be amortized according to the actual production.

17.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Items		At December 31, 2010	At January 1, 2010

1.	Deferred tax assets	1,751,958,422	1,611,884,698
	Deferred tax assets of the parent company	1,214,315,872	869,395,462
	Deferred tax assets of Yancoal Australia	534,480,749	736,887,476
	Deferred tax assets of Hua Ju Energy Co., Ltd.	3,161,801	5,601,760
2.	Deferred tax liabilities	2,580,863,887	1,791,460,318
	Deferred tax liabilities of the parent company	28,805,278	50,622,822
	Deferred tax liabilities of Yancoal Australia	2,552,058,609	1,740,837,496

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

17.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Temporary differences

1)	Temporary differences of the parent company

Items		At December 31, 2010	At January 1, 2010

1.	Deductible temporary differences items
	Land subsidence, restoration, rehabilitation and environmental costs	2,238,201,862	1,560,638,332
	Accrued unpaid salaries	628,910,704	430,359,537
	Hedging instrument liability	155,317,423	—
	Mining rights	412,918,565	272,210,125
	Wei jian Fei	801,427,315	595,739,226
	Development fund	611,512,916	611,512,916
	Bad debt provision	19,186,352	24,607,536
	Termination benefit	2,435,556	4,921,217

	Total	4,869,910,693	3,499,988,889

2.	Taxable temporary differences items
	AFS financial assets fair value adjustment	115,221,110	202,491,289

	Total	115,221,110	202,491,289

2)	Temporary differences of overseas subsidiaries

Items		At December 31, 2010	At January 1, 2010

1.	Deductible temporary differences items
	Unrecovered loss	1,211,592,117	1,878,902,087
	Hedging instrument liability	—	23,536,896
	Withhold unpaid salaries	129,543,000	111,182,290
	Amortization of assets	3,239,030	23,674,257
	Accrued expenses	173,085,214	158,384,513
	Reclamation costs	155,812,610	126,026,204
	Unrealized foreign currency loss	—	132,933,713
	Others	108,330,524	1,651,627

	Total	1,781,602,495	2,456,291,587

2.	Taxable temporary differences items
	Unrealized foreign currency profit and loss	2,739,050,404	132,545,537
	Assets amortization and recognition	5,443,426,962	5,593,982,280
	Hedging instruments assets	224,819,797	37,760,086
	Others	99,564,866	38,503,750

	Total	8,506,862,029	5,802,791,653

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

18.	Other non-current assets

Items	At December 31, 2010	At January 1, 2010

Prepayment for investment	117,925,900	117,925,900

Total	117,925,900	117,925,900

Note:	For prepayment for investment, please refer to Note XI,1,(1).

19.	Provision for devaluation of assets statement

Items	At January 1, 2010	Provision of the year	Decrease		At December 31, 2010
			Reversal	Others

Bad debt provision	26,395,568	1,007,542	5,892,460	37,221	21,473,429
Fixed assets devaluation provision	—	97,558,627	—	—	97,558,627

Total	26,395,568	98,566,169	5,892,460	37,221	119,032,056

20.	Short-term loans

Items	Currency	At December 31, 2010	At January 1, 2010

Debt of honour	RMB	134,278,000	—
Guaranteed debt	RMB	161,133,600

Total		295,411,600	—

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

21.	Tradable financial liabilities

Items	Fair value at December 31, 2010	Fair value at January 1, 2010

Hedging instrument — forward foreign currency contracts	12,269,276	23,979,678
Hedging instrument — forward interest rate swaps contracts	153,908,651	4,353,143

Total	166,177,927	28,332,821

Note 1:	To meet the requirement of the acquisition of Felix, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2010, the Company entered into interest rate swap contracts amounting to USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively, BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus the margin of 0.75% on the agreed date quarterly. All the contracts terms are within four years. At the end of 2010, the fair value of the Contracts was RMB150.65 million. Through the retrospective review, the Company considers that the hedge is effective and there is no invalid hedge had been recognized in the income statement.

Note 2:	Except for the description in Note1, all the other hedging are forward foreign currency contracts to hedge foreign currency risks signed by overseas subsidiaries of the Company to avoid the risk of foreign currency rate fluctuation and interest rate swaps contracts to hedge cash flow risks signed by overseas subsidiaries of the Company to avoid the risk of interest rate fluctuation.

22.	Notes payable

	At December 31,	At January 1,
Items	2010	2010

Commercial acceptance bill	126,958,580	128,076,028

Total	126,958,580	128,076,028

Note:	All the notes payable will be due within 6 months.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

23.	Accounts payable

(1)	Accounts payable

Items	At December 31, 2010	At January 1, 2010

Total	1,516,920,701	1,306,859,922
Including: over 1 year	148,450,510	146,958,956

(2)	Large amount accounts payable aging over 1 year mainly is last payment payable for equipments and materials, and there is no large amount of individual accounts payable after the period.

(3)	Accounts payable at the end of the current period due to the shareholders is RMB0.34 million.

(4)	Foreign currency balance in accounts payable

	At December 31, 2010			At January 1, 2010
Items	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB

USD	713,013	6.6227	4,722,071	—	—	—
AUD	71,243,679	6.7139	478,322,936	68,117,955	6.1294	417,522,193

Total			483,045,007			417,522,193

24.	Advances from customers

(1)	Advances from customers

Items	At December 31, 2010	At January 1, 2010

Total	1,473,772,452	1,664,427,222
Including: over 1 year	40,068,591	39,802,391

(2)	Advances aging over 1 year are RMB40.07million, mainly due to the unrealized sales. Because of the decline of demand by the costumers or disagreement on the price, customers did not pick up coals after advance payments.

(3)	Advances from customers in the end of the current period payable to shareholders of the Group holding more than 5% (including 5%) shares are excluded for the period.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

25.	Salaries and wages payable

Items	At January 1, 2010	Addition for this period	Payment for the period	Foreign currency translation difference	At December 31, 2010

Salary (including bonus, allowance and subsidies)	397,807,623	4,417,459,962	4,318,178,738	1,139,344	498,228,191
Staff welfare	—	725,153,726	725,153,726	—	—
Social insurance	16,301,739	1,197,205,232	1,160,158,953	—	53,348,018
including: 1. Medical insurance	4,190,879	336,350,310	302,915,426	—	37,625,763
2. Basic pension insurance	3,954,515	719,420,162	718,071,473	—	5,303,204
3. Unemployment insurance	5,239,165	71,097,032	69,304,516	—	7,031,681
4. Injury insurance	723,741	34,838,412	35,465,855	—	96,298
5. Maternity insurance	2,193,439	35,499,316	34,401,683	—	3,291,072
Housing fund	2,717,978	168,091,855	160,911,411	—	9,898,422
Union fund and Staff education fund	93,260,131	150,651,437	103,388,010	—	140,523,558
Compensation for terminating labour relations	4,921,217	—	2,485,661	—	2,435,556
Others	69,147,483	348,412,094	308,648,906	10,310,261	119,220,932

Total	584,156,171	7,006,974,306	6,778,925,405	11,449,605	823,654,677

Note:	During the reporting period, salary and wages payables increased by 41%, mainly due to that year-end bonus accrued by the enterprises in December are unpaid; there is no payment in arrears of the balance at the end of period, all of which has been released in January 2011. The amount of compensation for terminating labor relations is RMB2.49million. “Others” are employees benefits accrued for overseas subsidiaries, such as annual leave, sick leave.

26.	Taxes payable

Items	At December 31, 2010	At January 1, 2010

Value added tax	82,953,456	68,251,582
Business tax	11,856,854	2,588,763
Income tax	1,062,374,981	587,213,087
Price reconciliation fund	36,030,697	34,764,398
Taxes of goods and services	-26,592,549	-55,083,753
Others	180,505,757	81,216,968

Total	1,347,129,196	718,951,045

Note:	During the reporting period, tax payables increased by 87%, mainly due to the significant increase of the corporate profit compared with the previous period and the consequent increase in corporate income tax.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

27.	Other payable

(1)	Other payables

	At December 31,	At January 1,
Items	2010	2010

Total	2,466,223,721	3,312,206,691
Including: aging over 1 year	701,072,332	604,173,517

Note:	Other payables for the current period decreased by 26%, mainly due to accounts payables repaid by Felix.

(2)	As at December 31, 2010, amounts payable due to the parent company is totalling up to RMB855.01 million.

(3)	Other payables with large amount by the end of the period

Item	Payable RMB	Aging	Nature/Content

Yankuang Group Co., Ltd	855,013,956	Within 1 year	Material and project funds
Mining right	412,918,565	1 to 3 years	Compensation fees for mining right
Yankuang Group Donghua Construction Co., Ltd	123,024,828	1 to 2years	Project funds
Yankuang Donghua Thirty-seven Chu	37,357,058	1to 2 years	Project funds
Yankuang Keao Aluminium Co., Ltd	20,052,082	Within 1 year	Gas supply
Gladstone Port Group	11,756,388	Within 1 year	Borrowings

Total	1,460,122,877

(4)	Foreign currency balance in other payables

	At December 31, 2010			At January 1, 2010
Items	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB

AUD	2,150,856	6.7139	14,440,632	137,552,933	6.1294	843,116,948
USD	14,772,500	6.6227	97,833,836	—	—	—

Total			112,274,468			843,116,948

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

28.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At December 31, 2010	At January 1, 2010

Long-term borrowing due within a year	236,844,800	941,410,000
Long-term payable due within a year	86,026,208	672,416,265
Provisions due within 1 year	3,218,442	3,468,346
Deferred gain due within 1 year	3,178,435	2,901,725

Total	329,267,885	1,620,196,336

(2)	Long-term borrowing due within a year

Loan category	At December 31, 2010	At January 1, 2010

Guaranteed loan	22,000,000	22,000,000
Mortgaged loan	214,844,800	919,410,000

Total	236,844,800	941,410,000

Note: As at the end of the reporting period, RMB82.67 million of long-term borrowings due within a year and RMB214.84 million of mortgage loan arises on syndicate financing of Felix. See (3) of this section.

(3)	Financing from bank syndicate by Felix

	At December 31, 2010
Items	AUD	RMB

Financial lease	12,313,150	82,669,258
Long-term loans	32,000,000	214,844,800

Total	44,313,150	297,514,058

Note:	Felix entered into the AUD 383.33 million financing agreement with bank syndicate. Pursuant to the agreement, the syndicate provides financing service including loans and financial lease which shall be cross-guaranteed by Felix and its subsidiaries. As of 31 December 2010, collateral included AUD625.35 million of fixed assets, AUD24.26 million of construction in progress and AUD2,718.61 million of intangible assets.

Meanwhile, the agreement stipulates that: the net values of tangible assets of Felix and its subsidiaries must exceed the amount appointed in the agreement, and the respective shares of coal price hedging contracts and interests hedging contracts must exceed the appointed proportion. The loans and financial lease should be repaid during the years of 2010-2014.

As at the end of the 31 December 2009, the Company carried the obligation of paying all of the above mentioned financings immediately because of the violation of the agreement by Felix. The long-term borrowings and financial lease under the agreement was reclassified as other non-current liabilities due within one year. As of 31 December 2010, Felix meets the above loan requirement. AUD44.31 million of borrowings due within 1 year are considered as other non-current liabilities due within 1 year, AUD110.12 million of financial leasing amounts due over 1 year are considered as long-term payables.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

29.	Long-term loan

(1)	Long-term loan category

Loan category	At December 31, 2010	At January 1, 2010

Debt of honour	657,962,200	—
Guaranteed loan	20,265,008,000	20,911,728,000
Mortgaged loan	738,529,000	—

Total	21,661,499,200	20,911,728,000

(2)	Five largest long-term borrowings

Lender	Starting date	Expiration date	Interest rate (%)	At December 31, 2010		At January 1, 2010
				USD	RMB	USD	RMB

Sydney branch of BOC (note 1)	2009-12-16	2014-12-16	Libor+0.75%	2,400,000,000	15,894,480,000	2,400,000,000	16,387,680,000
Hong Kong branch of CDB (note 1)	2009-12-16	2014-12-16	Libor+0.75%	300,000,000	1,986,810,000	300,000,000	2,048,460,000
Hongkong branch of CCB (note 1)	2009-12-16	2014-12-16	Libor+0.75%	200,000,000	1,324,540,000	200,000,000	1,365,640,000
Sydney branch of BOC (note 1)	2009-12-9	2014-12-16	Libor+0.8%	140,000,000	927,178,000	140,000,000	955,948,000
Commonwealth Bank of Australia (note 2)	2009-10-27	2014-10-26	BBSY+3.8%	AUD 110,000,000	738,529,000	—	—

Note	1: Yan Coal Australia Pty Ltd borrowed USD3.04 billion from the bank syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company, at the same time, the Company was counter guaranteed by Yankuang Group, the parent company of the Company.

Note 2: See Note “VIII, 28”.

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

30.	Long-term payables

(1)	The details of long-term payables

Lender	Expiration (Year)	Amount at 1 January 2010	Interest rate (%)	Accrued Interest	Amount at December 31, 2010	Loan condition

Total	—	12,244,163	—	205,754,188	752,325,971	—
Including:
Commonwealth Bank of Australia (note 2)	2014	—	8.73	197,730,744	710,504,443	Mortgage
Caterpillar Finance Corporation (Note 2)	2014	—	8.73	693,839	2,493,166	Mortgage
Komatsu Australia Finance Limited (Note 2)	2014	—	8.73	7,329,605	26,337,414	Mortgage
Deferred payment for acquisition of Minerva	2016	12,244,163	—	—	12,990,948	Unsecured and interest-free

(2)	The details of financial leasing payables among long-term payables

	Amount at December 31, 2010		Amount at January 1, 2010
Items	Foreign currency	RMB	Foreign currency	RMB

Commonwealth Bank of Australia	105,825,890	710,504,443	—	—
Caterpillar Finance Corporation	371,344	2,493,166	—	—
Komatsu Australia Finance Limited	3,922,819	26,337,414	—	—

Note	1: There is no independent third party to guarantee the financial leasing of the Group.

Note	2: See Note “VIII, 28”.

31.	Provisions

Items	At January 1, 2010	Additions	Carry forward	At December 31, 2010

Reclamation, restoration and environment expenses	122,557,899	30,036,278	—	152,594,177

Total	122,557,899	30,036,278	—	152,594,177

Note:	Reclamation, restoration and environment expenses accrued for the restoring of coal mines based on the accounting policy as stated in Note IV, 19. The obligation of restoring will be exercised when mining areas are out of use or coal resource dried up.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

32.	Other non-current liabilities

Items	At December 31, 2010	At January 1, 2010

Deferred income-leaseback	7,946,089	10,156,042
Deferred income-government grant	7,980,020	3,980,000

Total	15,926,109	14,136,042

(1)	The deferred income of leaseback incorporated by acquisition of Felix generates from the leaseback of Yarrabee CHPP.

(2)	Government grant is the coal production safety appropriation and infrastructure construction subsidies received at current period.

	Balance at December 31, 2010		Amount charged to current profit and loss	Amount of return for the year	Reason of return
Government grant category	Amounts included in other non-current liability	Amount included in other current liability

Coal production safety appropriation	3,980,000	—	—	—	—
Infrastructure construction subsidies	4,000,020	—	—	—	—

Total	7,980,020	—	—	—	—

33.	Share capital

	At January 1, 2010		At December 31, 2010
Shareholders names/class	Amount	%	Amount	%

Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	53	2,600,000,000	53
Shares held by management	41,800	—	21,800	—
Subtotal shares with restricted trading conditions	2,600,041,800	53	2,600,021,800	53

Shares without trading restriction
A shares	359,958,200	7	359,978,200	7
H shares	1,958,400,000	40	1,958,400,000	40
Subtotal of shares without trading restriction	2,318,358,200	47	2,318,378,200	47

Total share capital	4,918,400,000	100	4,918,400,000	100

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

33.	Share capital (continued)

Note:	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform. In respect of the Yankuang Group has promised that the Company will participate in the investment and joint development in the producing oil from coal project when performing the reform of share equity split, there has not been significant progress. As at the reporting date, since the Yankuang Group has not finished the above commitments, its holding shares in the Company will not be traded in the market.

34.	Capital reserves

Items	At January 1, 2010	Addition	Decrease	At December 31, 2010

Share premium	2,567,571,003	—	4,532,580	2,563,038,423
Other capital reserves	1,980,080,737	1,107,000	41,847,039	1,939,340,698

Total	4,547,651,740	1,107,000	46,379,619	4,502,379,121

Note:	Decrease in share premium for the period was caused by the registered capital increase of Heze Neng Hua and acquisition of minority equity interest of Tianhao Chemical; both of them are subsidiaries of the Company. The decrease in other capital reserves for the period was caused by the change of fair value of available-for-sale financial assets and cash flow hedging contract held by the Group. Other capital reserve increase was caused by accounting National Energy Conservation Awards received in the period by HD Zouxian Co., Ltd, the investee of the Company, in equity method.

35.	Special reserves

Items	At January 1, 2010	Addition	Decrease	At December 31, 2010

Wei jian fei	595,739,226	257,320,181	23,030,502	830,028,905
Safety fee	256,431,170	305,751,903	130,627,170	431,555,903
Specific development fund	611,512,916	—	—	611,512,916
Environmental improvement security fund	—	31,452,820	—	31,452,820
Production transferring fund	—	15,856,410	—	15,856,410

Total	1,463,683,312	610,381,314	153,657,672	1,920,406,954

36.	Surplus reserves

Items	At January 1, 2010	Addition	Decrease	At December 31, 2010

Statutory surplus reserve fund	3,241,001,770	654,857,569	—	3,895,859,339

Total	3,241,001,770	654,857,569	—	3,895,859,339

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

37.	Retained earnings

Items	Amount	Proportion of accrue or distribution (%)

Closing balance of last period	14,168,033,687
Add: adjustment from opening balance of retained earnings	—
Opening balance	14,168,033,687
Add: net profit attributable to shareholders of parent company	9,008,621,227
Less: Appropriations to statutory common reserve fund	654,857,569	10%
Distribution of dividend of common shares	1,229,600,000
Closing balance	21,292,197,345

Note:	On 25 June 2010, as approved at the 2009 annual general meeting of the Company, the Company made a cash dividend payment at RMB2.5 per ten share (tax included), i.e. the sum of RMB1,229.6 million, on the basis of total capital on December 31, 2009.

38.	Minority interest

Subsidiary	Proportion of minority interest (%)	At December 31, 2010	At January 1, 2010

Heze Neng Hua	1.67	44,900,658	41,089,934
Hua Ju Energy	4.86	35,990,893	32,210,431
Subsidiaries of Felix	—	—	23,542,370
Zhongyan Company	47.62	3,596,999	3,787,093
Yanmei Shipping	8.00	1,403,755	1,081,145
Shanxi Tianchi	18.69	—	—
Shanxi Tianhao	0.11	—	—

Total		85,892,305	101,710,973

Note:	The annual loss shared by the minority shareholders of the subsidiaries of Felix exceeded the shared amount at the beginning of the year enjoyed by the minority shareholders in the subsidiaries, so the excess loss was borne by the Company because the Articles of Association or Agreement do not stipulate that minority shareholders have an obligation to undertake the excess loss.

39.	Operation revenue and operation cost

Items	2010	2009

Principal operations revenue	33,944,252,289	20,677,139,154
Other operations revenue	900,135,263	823,213,061
Total	34,844,387,552	21,500,352,215
Principal operations cost	17,868,291,683	11,261,416,462
Other operations cost	1,037,671,664	958,800,635

Total	18,905,963,347	12,220,217,097

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

39.	Operation revenue and operation cost (continued)

(1)	Principal operations – Classification by sector

	2010		2009
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Coal mining	32,590,911,479	16,623,717,871	19,947,748,207	10,468,297,207
Electricity power	185,542,185	196,950,154	187,540,670	188,854,957
Heating supply	25,226,482	12,489,618	15,637,516	7,364,426
Coal chemical	629,290,238	724,470,918	258,867,253	352,942,562
Other	513,281,905	310,663,122	267,345,508	243,957,310

Total	33,944,252,289	17,868,291,683	20,677,139,154	11,261,416,462

(2)	Principal operations – Classification by product

	2010		2009
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Revenue from domestic sales of coal products	23,290,385,547	9,970,331,651	17,800,023,340	8,725,561,871
Revenue from export sales of coal products	5,310,567,366	2,697,783,015	1,035,222,371	665,197,710
Sales of coal purchased from other companies	3,989,958,566	3,955,603,205	1,112,502,496	1,077,537,626
Revenue from railway transportation services	513,281,905	310,663,122	267,345,508	243,957,310
Sales of methanol	629,290,238	724,470,918	258,867,253	352,942,562
Sales of electricity power	185,542,185	196,950,154	187,540,670	188,854,957
Sales of heat	25,226,482	12,489,618	15,637,516	7,364,426

Total	33,944,252,289	17,868,291,683	20,677,139,154	11,261,416,462

(3)	Principal operations – Classification by area

	2010		2009
Area	Operation revenue	Operation cost	Operation revenue	Operation cost

Domestic	28,633,684,923	15,170,508,668	19,641,916,783	10,596,218,752
International	5,310,567,366	2,697,783,015	1,035,222,371	665,197,710

Total	33,944,252,289	17,868,291,683	20,677,139,154	11,261,416,462

(4)	Total sales amount of the 5 largest customers in 2010 is RMB8,384.87 million, which accounts for 24.7% in total revenue.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

40.	Operating taxes and surcharges

Items	Proportion	2010	2010

Business tax	3%, 5%	20,911,799	12,312,133
City construction tax	7%	225,209,879	184,439,941
Education fee	3%	136,846,038	80,284,958
Local education fee	1%	1,328,202	25,899,239
Resource tax		132,823,558	125,352,702

Total		517,119,476	428,288,973

41.	Selling expenses

Items	2010	2009

Freight charge	918,388,424	309,494,616
Mining right royalty	448,283,882	61,610,196
Coal port dues, loading and transportation cost	195,230,053	100,299,626
Benefits, social insurance and welfare of employees	66,910,416	31,059,949
Self-owned car cost	13,874,891	15,935,253
Business entertainment expenses	5,144,981	6,266,337
Others	126,603,708	53,144,578

Total	1,774,436,355	577,810,555

Note:	For the reporting period, selling expenses increased by 207% over the previous year, mainly due to that the Company completed the acquisition of Felix on December 23, 2009, whose income statement is incorporated into the consolidated financial statements from this reporting year.

42.	Administrative expenses

Item	2010	2009

Benefits, social insurance and welfare of employees	1,541,507,240	1,456,224,138
Materials and repairs expenses	710,192,479	575,808,126
Mineral resources compensation fees	226,577,559	177,841,994
Depreciation expense	295,552,496	165,804,406
Research and Development Costs	144,627,000	45,847,894
Property management fees	140,000,000	141,838,475
Taxes	105,715,855	71,993,672
Commission, consulting and service charges	117,510,823	134,874,265
Business travel, office, conference and hospitality fees	89,842,115	72,501,549
Amortization, leasing fees, etc	74,015,671	59,296,538
Others	352,847,491	254,122,785

Total	3,798,388,729	3,156,153,842

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

43.	Financial expenses

Items	2010	2009

Interest expenses	410,196,884	31,492,670
Less: interest income	188,415,835	187,603,581
Add: exchange gain or loss	-2,665,420,659	-46,150,169
Add: other expenses	226,339,590	40,062,187

Total	-2,217,300,020	-162,198,893

Note:	During the reporting period, financial expenses decreased by 1267% over the previous year, mainly due to the unrealized foreign exchange gains of USD claims and liabilities accounted in AUD arising from significant exchange rates fluctuation.

44.	Impairment loss

Items	2010	2009

Bad debt provision	-4,884,918	-13,634,286
Fixed assets impairment provision	97,558,627	—

Total	92,673,709	-13,634,286

Note:	Concerning the increase of fixed assets impairment provision, please see Note”VIII, 11”.

45.	Investment income

(1)	Sources of investment income

Items	2010	2009

Long-term equity investment income under equity method	8,407,750	109,786,300
Income from disposal of long-term investment	118,087,932	—
Investment from AFS financial assets	4,504,096	2,287,590

Total	130,999,778	112,073,890

Note:	For the reporting period, income from disposal of long-term investment included RMB117.93 million from disposal of Minerva and its subsidiaries (See Note “VII, 2, (2)” and RMB160,000 from disposal of Zhejiang Jiangshan Concrete Co., Ltd.

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

45.	Investment income (continued)

(2)	Long-term equity investment income under equity method

Items	2010	2009	Reasons for change

Total	8,407,750	109,786,300
Including:
China HD Zouxian Co., Ltd.	6,767,550	109,786,300	Decrease in current profit of HD Zouxian
Yankuang Group Finance Co., Ltd	2,102,408	—	New increase for the period
Ashton Coal Mines Limited	-462,131	—	New increase for the period
Australian Coal Processing Holding Pty Ltd	-77	—	New increase for the period

46.	Non-operating income

(1)	Non-operating income

Items	2010	2009

Gain on disposal of non-current assets	7,029,492	8,756,783
Including: gain on disposal of fixed assets	7,029,492	8,756,783
Government grant income	43,272,983	29,839,242
Long-term unable-to-pay payment	6,667,242	—
Other	18,253,674	5,800,521

Total	75,223,391	44,396,546

(2)	Government grant income

Items	2010	2009	Basis and sources

Taxation reduced on product from comprehensive use of resources	20,460,814	27,939,242	Jiguoshui Liupizi (2010) NO.1
Special fund for environment and energy conservation allocated by financial Bureau	—	1,900,000	Zoucaijian(2009) NO.5
Notice of Releasing Budget Guideline of National Subsidies for Mining Resources Protection Project	14,000,000		Jicaijianzhi[2010] No.25
Notice of Releasing Budget Guideline of Subsidizing the Economization and Integrated Utilization of Mining Resources for the Year of 2010	5,000,000		Jicaijianzhi[2010] No.125
Ultra-clean Coal Government Grants	2,512,169	—
Notice of Allocation of International Market Development Fund to SMEs & Municipal Subsidies on Investment Invitation For The Year 2009	300,000	—	Zoucaiqizi[2010] No.49
Others	1,000,000	—	Shandong Province Finance Bureau

Total	43,272,983	29,839,242

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

47.	Non-operating expenses

Items	2010	2009

Loss on disposal of non-current assets	25,458,938	20,598,090
Including: loss on disposal of fixed assets	25,458,938	20,598,090
Written-off the prepayment of dealings for railway investment and construction	—	13,735,202
Penalty, supplementary payment and overdue payment	18,099,933	—
Donation expenditure	12,815,925	—
Other	9,120,475	4,676,423

Total	65,495,271	39,009,715

48.	Income taxes

(1)	Income taxes

Items	2010	2009

Current tax expense	2,477,825,589	1,813,897,307
Deferred tax expense	622,934,749	-309,251,886

Total	3,100,760,338	1,504,645,421

(2)	Current tax expense (the Company and the domestic subsidiaries)

Items	Amount

Total profit of the year	8,861,407,617
Add: increase of tax adjustment	2,016,380,113
Less: decrease of tax adjustment	563,073,528
Add: unrecognized tax loss	—
Taxable income of the year	10,314,714,202
Statutory income tax rate	25%
Income tax payable of the year	2,578,678,551
Add: other adjustments	10,085,974
Current tax expense	2,588,764,525

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

48.	Income taxes (continued)

(3)	Current tax expense (Overseas subsidiaries)

Items	Amount

Total profit of the year	3,478,933,672
Add: increase of tax adjustment	3,129,270,585
Less: decrease of tax adjustment	6,978,000,710
Less: recovering of past losses	—
Taxable income of the year	-369,796,453
Statutory income tax rate	30%
Income tax payable of the year	-110,938,936
Current tax expense	-110,938,936

(4)	Income taxes increased by 106%, mainly due to the increase of profit compared with last year.

49.	Computation process of basic and diluted earnings per share

Items	No.	2010	2009

Net profit attributable to shareholders of the parent company	1	9,008,621,227	3,880,329,329
Extraordinary gain attributable to parent company	2	10,167,144	2,151,435
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3=1-2	8,998,454,083	3,878,177,894
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing and debt-to-equity (II)	6	—	—
Shares added (II) months from next month to the end of the period	7	—	—
Shares decreased by buy-back and shares shrink	8	—	—
Number of months from the next month to the end of the period	9	—	—
Duration of the period in terms of month	10	12.00	12.00
Weighted average of common shares issued	11=4+5+6×7÷10-8×9÷10	4,918,400,000	4,918,400,000
Basic earnings per share (I)	12=1÷11	1.8316	0.7889
Basic earnings per share (II)	13=3÷11	1.8295	0.7885
Common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
Income tax rate	16	25%	25%
Shares added through stock warrant and option exertion	17	—	—
Diluted earning per share (I)	18=[1+(14-15)×(1-16)]÷(11+17)	1.8316	0.7889
Diluted earning per share (II)	19=[3+(14-15)×(1-16)]÷(11+17)	1.8295	0.7885

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

50.	Other comprehensive income

Items		2010	2009

1.	Gains (losses) generated by available for sales financial assets	-87,270,180	125,224,821
	Less: income tax influence generated by available for sales financial assets	-21,817,545	31,306,205
	Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	—	—

	Subtotal	-65,452,635	93,918,616

2.	Gains (losses) generated by cash flow hedging instruments	54,647,887	9,831,506
	Less: income tax influence generated by cash flow hedging instruments	24,160,237	2,949,452
	Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	-6,882,054	11,735,778

	Subtotal	23,605,596	18,617,832

3.	Difference from foreign currency translation of overseas operation statements	173,461,575	134,183,513
	Less: amount transferred into profit and loss of the current period from disposal of overseas operating	—	—

	Subtotal	173,461,575	134,183,513

Total		131,614,536	246,719,961

Note:	Other comprehensive income decreased by 47%, mainly due to the substantial decrease of fair value of AFS financial assets.

51.	Cash flow

(1)	Other cash received/paid relating to operating activities/investment/finance activities

1)	OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

Items	2010

Interest income	188,415,835
Sundry revenue	121,226,256
Received cash from funds paid on other’s behalf	74,863,566
Government grants	22,812,169

Total	407,317,826

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

51.	Cash flow (continued)

(1)	Other cash received/paid relating to operating activities/investment/finance activities (continued)

2)	OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

Items	2010

Payments for selling and administrative expenses	3,525,430,818
Sundry cash payment	76,817,742
Donation expenditure	12,815,925
Penalty and Overdue Payment	9,993,459

Total	3,625,057,944

3)	OTHER CASH RECEIVED RELATING TO INVESTING ACTIVITIES

Items	2010

Decrease of restricted deposits	1,183,398,968
Recovery of security	300,904,959
Others	4,000,020

Total	1,488,303,947

4)	OTHER CASH PAID RELATING TO INVESTING ACTIVITIES

Items	2010

Increase of restricted deposits	1,090,184,158
Payment of security	696,161,179
Others	1,605,425

Total	1,787,950,762

5)	OTHER CASH RECEIVED RELATING TO FINANCING ACTIVITIES

Items	2010

Borrowings of Winpia Company	38,305,768

Total	38,305,768

Chapter 14	Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

51.	Cash flow (continued)

(1)	Other cash received/paid relating to operating activities/investment/finance activities (continued)

6)	OTHER CASH PAID RELATING TO FINANCING ACTIVITIES

Items	2010

Repayment of the unsecured loan borrowed for dividend payment by Felix before the acquisition by the Group	584,477,769
Payment for financial lease	161,087,902

Total	745,565,671

(2)	SUPPLEMENTAL INFORMATION OF CONSOLIDATED CASH FLOW STATEMENT

Items		2010	2009

1.	Reconciliation of net profit to net cash flow from operating activities
	Net profit	9,013,073,516	3,906,530,227
	Add: Provision of impairment of assets	92,673,709	-13,634,286
	Depreciation of fixed assets	2,231,619,007	1,635,892,892
	Amortization of intangible assets	368,397,721	54,079,276
	Amortization of long-term deferred expenses	3,950,415	2,761,020
	Accrued special reserves	610,833,880	467,032,327
	Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	18,429,446	11,841,307
	Financial expenses (“-” represents gain)	316,207,500	-10,993,124
	Loss arising from investments (“-” represents gain)	-130,999,778	-112,073,890
	Influence of deferred taxes assets (“-” represents increase)	622,934,749	-309,251,886
	Decrease in inventories (“-” represents increase)	-759,754,183	-19,575,274
	Decrease in receivables under operating activities (“-” represents increase)	-9,379,472,103	-1,223,405,717
	Increase in payables under operating activities (“-” represents decrease)	3,279,689,381	1,782,563,389
	Net cash flow from operating activities	6,287,583,260	6,171,766,261
2.	Changes in cash and cash equivalents
	Cash, closing	6,771,312,424	8,522,398,899
	Less: Cash, opening	8,522,398,899	8,444,144,457
1.	reconciliation of net profit to net cash flow from operating activities
	Net addition in cash and cash equivalents	-1,751,086,475	78,254,442

Financial Statements and Annotations (Under PRC CASs)	Chapter 14

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

51.	Cash flow (continued)

(3)	Acquiring or disposing subsidiaries and other operating entities

Items		2010

Acquiring subsidiaries and other operating entities
1.	Price of acquiring subsidiaries and other operating entities	190,095,000
2.	Cash or cash equivalent paid for acquiring subsidiaries and other operating entities	190,095,000
	Less: Cash or cash equivalent owned by subsidiaries and other operating entities	—
3.	Net cash amount paid for acquiring subsidiaries and other operating entities	190,095,000
4.	Net assets from acquisition of subsidiaries	190,095,000
	Current assets	15,608,255
	Non-current assets	192,152,745
	Current liabilities	17,666,000
	Non-current liabilities	—
Disposing subsidiaries and other operating entities
1.	Proceeds of disposing subsidiaries and other operating entities	1,288,096,177
2.	Cash or cash equivalent received for disposing subsidiaries and other operating entities	1,288,096,177
	Less: Cash or cash equivalent held by subsidiaries and other operating entities	88,047,442
3.	Net cash amount received for disposing subsidiaries and other operating entities	1,200,048,735
4.	Net assets from disposal of subsidiaries	982,919,545
	Current assets	249,862,487
	Non-current assets	1,028,589,770
	Current liabilities	243,556,411
	Non-current liabilities	51,976,301

(4)	Cash and cash equivalents

Items	2010	2009

Cash	6,771,312,424	8,522,398,899
Including: Cash on hand	687,962	486,395
Deposits that can be readily drawn on demand	4,832,791,224	7,980,436,152
Other currency that can be readily drawn on demand	1,937,833,238	541,476,352
Cash equivalents	—	—
Cash and cash equivalents balance	6,771,312,424	8,522,398,899
Including: Cash and cash equivalents with restricted use right by parent company or subsidiaries of the Group	—	—

Chapter 14	Consolidated Financial Statements

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Parent company and ultimate control party

(1)	Parent company and ultimate control party

Parent company and ultimate control party	Type of ownership	Registration address	Business nature	Statutory representative	Organization code

Yankuang Group	State-owned	Zoucheng, Shandong	Industry processing	WangXin	166122374

(2)	The registered capital of the Parent Company and its changes.

Parent Company	At January 1, 2010	Addition	Reversals	At December 31, 2010

Yankuang Group	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity interest of the parent company

	Shareholding amount		Shares proportion
Parent Company	At December 31, 2010	At January 1, 2010	At December 31, 2010	At January 1, 2010

Yankuang Group	2,600,000,000	2,600,000,000	52.86%	52.86%

Consolidated Financial Statements	Chapter 14

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration address	Business nature	Statutory representative	Organization code

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	limited liability	Shaanxi	Production and sales of methanol and acetic acid	Wang Xin	75881603-8
Yancoal Australia Pty Limited	limited liability	Australia	Investment and shareholding
Austar Coal Mine Pty Limited.	limited liability	Australia	Coal mining and sales
Felix Resources Limited.	limited liability	Australia	Coal mining and sales
Yanmei Heze Neng Hua Co., Ltd	limited liability	Shandong	Coal mining and sales	Wang Xin	75445658-1
Yankuang Shanxi Neng Hua Co., Ltd	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Qu Tianzhi	74601732-7
Shanxi Heshun Tianchi Energy Co., Ltd	limited liability	Shanxi	Intensive process of coal product	Ren Yi	11285097-4
Shanxi Tianhao Chemicals Co., Ltd	limited liability	Shanxi	Production and sales of methanol and coals	Yin Mingde	73403278-1
Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X
Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slimes and gangue, and comprehensive use of waste heat	Hao Jingwu	73927723-5
Yanzhou Coal Mining Ordos Neng Hua Co., Ltd.	limited liability	Inner Mongolia	600,000 tons methanol	Wang Xin	69594585-1
Inner Mongolia Yize Mining Investment Co., Ltd	limited	Inner Mongolia	Investment	Wang Xin	76786334-6
Inner Mongolia Rongxin Chemicals Co., Ltd	limited	Inner Mongolia	Methanol production	Wang Xin	67067850-7
Inner Mongolia Daxin Industrial Gas Co., Ltd	limited	Inner Mongolia	Industrial gas production	Wang Xin	67691995-7

(2)	The registered capital of subsidiaries and its changes

Subsidiaries	At January 1, 2010		Addition	Decrease	At December 31, 2010

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd		2,100,000	—	—		2,100,000
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd		1,400,000,000		—		1,400,000,000
Yancoal Australia Pty Limited	AUD	64,000,000	—	—	AUD	64,000,000
Austar Coal Mine Pty Limited.	AUD	64,000,000	—	—	AUD	64,000,000
Felix Resources Limited.	AUD	445,370,000			AUD	445,370,000
Yanmei Heze Neng Hua Co., Ltd		1,500,000,000	1,500,000,000	—		3,000,000,000
Yankuang Shanxi Neng Hua Co., Ltd		600,000,000	—	—		600,000,000
Shanxi Heshun Tianchi Energy Co., Ltd		90,000,000	—	—		90,000,000
Shanxi Tianhao Chemicals Co., Ltd		150,000,000	—	—		150,000,000
Shandong Yanmei Shipping Co., Ltd.		5,500,000	—	—		5,500,000
Shandong Hua Ju Energy Co., Ltd.		288,590,000	—	—		288,590,000
Yanzhou Coal Mining Ordos Neng Hua Co., Ltd.		500,000,000	—	—		500,000,000
Inner Mongolia Yize Mining Investment Co., Ltd		—	136,260,000	—		136,260,000
Inner Mongolia Rongxin Chemicals Co., Ltd		—	3,000,000	—		3,000,000
Inner Mongolia Daxin Industrial Gas Co., Ltd		—	4,110,000	—		4,110,000

Chapter 14	Consolidated Financial Statements

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries (continued)

(3)	The proportion and changes of equity interest of subsidiaries

	Shareholding amount				Shareholding proportion (%)
Subsidiaries	At December 31, 2010		At January 1, 2010		At December 31, 2010	At January 1, 2010

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd		1,100,000		1,100,000	52.38	52.38
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd		1,400,000,000		1,400,000,000	100.00	100.00
Yancoal Australia Pty Limited	AUD	64,000,000	AUD	64,000,000	100.00	100.00
Austar Coal Mine Pty Limited.	AUD	64,000,000	AUD	64,000,000	100.00	100.00
Felix Resources Limited.	AUD	445,370,000	AUD	445,370,000	100.00	100.00
Yanmei Heze Neng Hua Co., Ltd		2,950,000,000		1,450,000,000	98.33	96.67
Yankuang Shanxi Neng Hua Co., Ltd		600,000,000		600,000,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd		73,180,000		73,180,000	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd		149,790,000		149,770,000	99.89	99.85
Shandong Yanmei Shipping Co., Ltd.		5,060,000		5,060,000	92.00	92.00
Shandong Hua Ju Energy Co., Ltd.		274,590,000		274,590,000	95.14	95.14
Yanzhou Coal Mining Ordos Neng Hua Co., Ltd.		500,000,000		500,000,000	100.00	100.00
Inner Mongolia Yize Mining Investment Co., Ltd		179,690,000		—	100.00	—
Inner Mongolia Rongxin Chemicals Co., Ltd		4,400,000		—	100.00	—
Inner Mongolia Daxin Industrial Gas Co., Ltd		6,000,000		—	100.00	—

3.	Joint venture and associated company

(1)	Joint venture and associated company

Investee name	Type of enterprise	Registration address	Business nature	Legal representative	Registered capital		Shareholding proportion (%)	Registered No.

Associated company

China HD Zouxian Co., Ltd.	limited liability	Shandong	Electricity power	Zhong Tonglin	RMB	3 billion	30	66930776-8
Yankuang Group Finance Co., Ltd	limited liability	Shandong	Finance	Chen Changchun	RMB	500million	25	56250962-6

Joint venture company

Australian Coal Processing Holding Pty Ltd	limited liability	Australia	Holding company, no operations				60
Ashton Coal Mines Limited	limited liability	Australia	Holing and sales of real-estate		AUD	100	60

Note:	The company holds 60% shares and 33.33% voting shares of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited, retailed in NoteVII.i.12.(2).

(2)	Financial information stated in Note VIII.10.(3).

Consolidated Financial Statements	Chapter 14

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

4.	Other related parties (limited to transaction with the Group)

Type of related relationship	Related parties	Transactions

(1) Other enterprises under control of the same controlling shareholder and ultimate controlling party

	Yankuang Group Tangcun Shiye Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labours service
	Yankuang Group Dalu Machinery Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jinming Gongmao Co., Ltd.	Sales of goods and materials, purchase of materials
	Shandong Yankuang International Coking Co., Ltd.	Sales of goods and materials
	Yankuang Group Logistics Co., Ltd.	Sales of goods, acceptance of labors
	Yankuang Group Donghua Construction Co., Ltd.	Sales of goods, purchase of materials, acceptance of labors service
	Yankuang Group Zoucheng Jintong rubber Co., Ltd.	Sales of goods and purchase of materials
	Yankuang Meihua Gongxiao Co.,Ltd	Sales of goods
	Shandong Yankuang Jisan Electricity Co., Ltd.	Sales of goods
	Yankuang Group Coal Chemical Co., Ltd.	Sales of goods
	Yanri Coal Slurry Co.,Ltd	Sales of goods
	Yankuang Group Xinshiji Co., Ltd.	Sales and purchase of materials, acceptance of labors service
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Sales and purchase of materials, acceptance of labors service
	Yankuang Guotai Chemicals Co., Ltd.	Sales of materials
	Yankuang Group Hailu Construction Co., Ltd.	Sales of materials
	Yankuang Donghua 37 Chu	Acceptance of labors service
	Yankuang Donghua Geological Co., Ltd.	Acceptance of labors service
	Yankuang Donghua Jian’an Co., Ltd.	Acceptance of labors service purchase of materials
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Purchase of materials, Acceptance of labors service
	Yankuang Group Zoucheng Huajian Design and Research Co., Ltd.	Purchase of materials, Acceptance of labors service
	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Purchase of materials, Acceptance of labors service
	Yankuang Group Changlong Cable Co., Ltd.	Purchase of materials
	Yankuang Group Fuxing Shiye Co., Ltd.	Purchase of materials, Acceptance of labors service
	Yankuang Group Labour Service Co., Ltd.	Purchase of materials, Acceptance of labors service
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Purchase of materials
	Yankuang Xinshiji Kenuode Dianqishebei Co., Ltd.	Purchase of materials, Acceptance of labors service
	Yanzhou Dongfang Jidian Co., Ltd.	Purchase of materials, Acceptance of labors service
	Yankuang Group Beisu Coal Mine	Sales of materials, purchase of goods
	Yankuang Group Finance Co., Ltd	Deposit
	Other enterprises under control of the same controlling shareholder	Sales and purchase of materials, acceptance of labors service
(2) Joint ventures
	Ashton Mining Co., Ltd.	Dealings payment, Sales of goods

(3) Other enterprises under control of the overseas subsidiaries’ directors

	Coalroc Contractors Co., Ltd.	Dealings payment
	Ilwella Co., Ltd	Dealings payment

Chapter 14	Consolidated Financial Statements

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS

1.	Goods purchasing

Type and name of related parties	2010		2009
	Amount	Proportion	Amount	Proportion

Parent company and ultimate control party	421,606,402	13%	598,498,407	16%

Total	421,606,402	13%	598,498,407	16%

Note:	Based on market price or negotiated price.

2.	Goods sales

Type and Name of related parties	2010		2009
	Amount	Proportion	Amount	Proportion

Yankuang Group and its affiliates (Coal sales)	2,672,424,299	8%	2,086,542,299	10%
Joint Ventures (Coal sales)	1,202,255,333	4%	–	–
Yankuang Group and its affiliates(Material sales)	454,253,847	50%	317,478,815	50%
Yankuang Group and its affiliates(Electricity power and heat supply)	235,001,700	68%	204,061,936	74%

Total	4,563,935,179		2,608,083,050

Note:	Based on market price or negotiated price.

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed		Guarantee starting date	Guarantee maturity date	Completion

Yankuang Group	Shanxi Neng Hua		154,000,000	2006-02-13	2018-02-19	No
The Company(note)	Yancoal Australia	USD	2,900,000,000	2009-12-16	2014-12-16	No
The Company(note)	Yancoal Australia	USD	140,000,000	2009-12-09	2014-12-16	No
Yancoal Australia	Austar	AUD	5,590,000	2010-08-25	2011-08-24	No
Felix	7 Subsidiaries of Felix	AUD	48,230,000	2008-07-24		No
Felix	4 Entities under joint control	AUD	5,860,000	2003-10-16		No

Note:	The Company’s holding shareholder Yankuang Group provides counter-guarantee for this guaranteeing events.

Consolidated Financial Statements	Chapter 14

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

4.	Transaction with key management

Total amount of salaries paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period ended December 31, 2010 is RMB5.78 million. RMB4.28 million was paid as compared with same period in 2009.

5.	Free use of trademark

The trademark of the Company registered and owned by controlling shareholder, can be freely used by the Company.

6.	Investment to Finance Company

Pursuant to the resolutions passed at the thirteen meeting of the third session of the Board of the Company, the “Capital Contribution Agreement in relation to the formation of Yankuang Group Finance Company Limited” was signed by the Company with Yankuang Group and China Credit Trust Co. Ltd on 20 April, 2010, of which Yankuang, the Company and China Credit Trust contributed RMB 350 million, RMB125 million and RMB 25 million in cash respectively, representing an equity interest of 70%, 25% and 5% respectively. In May 2010, all the contribution was in plase and the capital verification report of Changheng Xin Yannei Bao Zi [2010]No.0032 was prepared by Shandong Changheng Xin Certified Public Accountant Co. The approval has been got by the China Banking Regulatory Commission of Yin Jianfu [2010]N0. 400 on 25 August 2010 and the formal operation has been started since November 2010. As at the end of this reporting period, the balance of deposits of the Company in Finance Company was RMB1.4 billion and the interest income during this reporting period was RMB680, 000.

Chapter 14	Consolidated Financial Statements

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

7.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages staff social insurance. Amount charged to expenses of the Company for the period ended December 31, 2010 and 2009 are RMB1,045.30 million and RMB838.78million respectively.

Yankuang Group manages the retired personnel, retirement benefits expenses are determined by the Company within the contracted limit. Amount charged to expenses of the Company in 2010 and 2009 are RMB446.44 million and RMB387.7million respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year, transaction price shall be determined by market price, government pricing or negotiated price.

Items	2010 (RMB million)	2009 (RMB million)

Laboring received from the Group
Construction service	655.31	242.59
Road transportation fee	64.94	79.56
Gas and heating expenses	31.78	40.80
Buildings management fee	140.00	140.00
Technicians training fee	26.00	26.00
Repairs service	262.48	388.92
Employees’ benefits	88.60	113.26
Environmental protection and greening	41.70	41.70
Public facilities expenses	34.01	39.07
Others	46.10	46.10

Subtotal	1,390.92	1,158.00

Consolidated Financial Statements	Chapter 14

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Dealing amount due to or from related party

1.	Notes receivables

Related parties	At December 31, 2010	At January 1, 2010

Parent company	300,000	—
Other enterprises under the control of the same parent company	879,032,580	701,041,389

Total	879,332,580	701,041,389

2.	Accounts receivables

Related parties	At December 31, 2010	At January 1, 2010

Other enterprises under the control of the same parent company	79,721	2,487,344
Joint venture	53,450,049	81,329,022

Total	53,529,770	83,816,366

3.	Other receivables

Related parties	At December 31, 2010	At January 1, 2010

Parent company	16,894,070	10,900,000
Other enterprises under the control of the same parent company	28,316,469	17,786,748
Joint venture	115,479,966	66,321,107

Total	160,690,505	95,007,855

4.	Notes payables

Related parties	At December 31, 2010	At January 1, 2010

Other enterprises under the control of the same parent company	500,000	9,116,448

Total	500,000	9,116,448

Chapter 14	Consolidated Financial Statements

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Dealing amount due to or from related party (continued)

5.	Accounts payables

Related parties	At December 31, 2010	At January 1, 2010

Parent company	338,284	338,448
Other enterprises under the control of the same parent company	88,596,988	64,171,861
Joint venture	7,942,994	—

Total	96,878,266	64,510,309

6.	Other payables

Related parties	At December 31, 2010	At January 1, 2010

Parent company	855,013,956	844,251,236
Other enterprises under the control of the same parent company	323,880,880	389,556,278
Other enterprises under the control of overseas subsidiaries	—	216,292,937

Total	1,178,894,836	1,450,100,451

7.	Advance from customers

Related parties	At December 31, 2010	At January 1, 2010

Other enterprises under the control of the same parent company	95,075,975	175,678,911

Total	95,075,975	175,678,911

8.	Long-term payables due within one year

Related parties (Items)	At December 31, 2010	At January 1, 2010

Parent company	—	12,648,464

Total	—	12,648,464

Consolidated Financial Statements	Chapter 14

X.	CONTINGENCY

1.	Guarantees

By December 31, 2010, the Company and Felix guaranteed for other subsidiaries of the Group as stated in Note IX.2. (3).

2.	As at December 31, 2010, the Group does not have any other significant contingencies.

XI.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	The Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million. By December 31, 2010, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been submitted to National Development and Reform Committee (Shaan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	During this reporting period, the Company, independent third party and its controlling entity entered into the Asset Transfer Agreement for the acquisition of all the assets and equities of Anyuan coal mine owned by the independent third party in Nalintaohe Town of Inner Mongolia Ejin Horo Banner City, for a consideration of RMB1.435 billion. These assets and equities include: mining right of the coal mine; intangible assets such as land use right; real estate ownership; machinery equipment and other fixed assets related to businesses with Anyuan coal mine and related rights. As at the date of this report, the Company has paid asset transfer payment of RMB1.08 billion and the unpaid transfer payment amounting to RMB355 million. As at the date of this report, the registration of business license, mining license, coal production license, safety production license, coal business license and state-owned land use right license of Anyuan coal mine are still under modification.

(3)	During this reporting period, the Company and independent third party entered into the Equity Transfer Agreement for the disposal of 51% equity interest of Inner Mongolia Haosheng Coal Mining Company Limited, with the agreed transfer consideration of RMB6.70018 billion. As at the end of this reporting period, the Company has paid equity transfer payment of RMB2.04575 billion and the unpaid payment amounting to RMB4.65443 billion.

Chapter 14	Consolidated Financial Statements

XI.	COMMITMENTS (continued)

2.	Ongoing lease agreements and related financial influence

As at December 31, 2010 (T), the amount shall be carried by the Group for irrevocable operating lease and financial lease of machinery and equipments, buildings, use right of railway stated as the follows.

Terms	Operating lease	Finance lease

T+1 years	6,043,275	152,739,976
T+2 years	3,189,546	150,124,838
T+3 years	1,732,234	148,481,255
T+3 years later	—	599,418,952

Total	10,965,055	1,050,765,021

3.	By December 31, 2010, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	December 31, 2010	December 31, 2010

Capital expenditure-purchase and construction of assets	1,021,910,000	716,200,000

Total	1,021,910,000	716,200,000

4.	Except for the above stated commitments, the Company has no other significant commitments to claim by December 31, 2010.

.306

Consolidated Financial Statements	Chapter 14

XII.	EVENTS AFTER BALANCE SHEET DATE

1.	Pursuant to the resolutions passed at the eighteenth meeting of the fourth session of the Board of the Company held on 17 January 2011, Yanzhou Coal increased the registered capital of Ordos Neng Hua by RMB2.6 billion with its own capital and the registered capital of Ordos Neng Hua increased from RMB0.5 billion to RMB3.1 billion. As at the disclosure date of this report, the capital increment procedures of Ordos Neng Hua are still in the process.

2.	As approved at the seventeenth meeting of the fourth session of the Board, the Company with its controlling shareholder Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd entered into the Capital Contribution Agreement for the Formation of Shaanxi Future Energy Chemical Corp. Ltd and made related arrangement on formation of Shaanxi Future Energy Chemical Corp. by way of joint investment, of which, Yankuang Group, the Company and Shaanxi Yanchang Petroleum (Group) Corp. Ltd contributed RMB2.7 billion, RMB1.35 billion and RMB1.35 billion in cash respectively, representing an equity interest of 50%, 25% and 25% respectively.

3.	As approved at the nineteenth meeting of the fourth session of the Board held on 28 January 2011, for a consideration of RMB 7.8 billion of its own fund, Ordos Neng Hua successfully obtained the mining rights of Zhuan Longwan coal mine zone of Dongsheng Coal Field in Inner Mongolia Autonomous Region and entered into the Sales Confirmation with Department of Land and Resources of the Inner Mongolia Autonomous Region.

4.	Pursuant to the resolutions passed at the seventeenth meeting of the fourth session of the Board of the Company, White Ming Limited, a subsidiary of Yancoal Australia Pty Ltd, and independent third party entered into the Purchase Agreement on 1 February 2011 for the acquisition of 30% equity interests of Aston Coal Mines Limited held by independent third party, for a consideration of USD250 million. Upon this completion of acquisition, the equity interest of White Ming Limited will increase from 60% to 90%. As at the disclosure date of this report, the acquisition is still undertaking.

5.	On 25 march, 2011, as approved at the twentieth meeting of the Fourth Board, the Company proposed to declare a cash dividend payable at RMB 5.9 per ten share (tax included), i.e. the sum of RMB 2.90186 billion, on the basis of total capital on December 31, 2010. This shall be implemented after the authorization by meeting of shareholders.

6.	Except for the above stated events, the Group has no other significant events after balance sheet day to claim.

Chapter 14	Consolidated Financial Statements

XIII.	SEGMENT REPORT

1.	Segment report in 2010

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total

Operating revenue	34,113,804,407	549,333,079	1,647,639,152	44,982,182	1,511,371,268	34,844,387,552
– External	33,338,618,955	513,281,905	983,096,864	9,389,828	—	34,844,387,552
– Inter-segment	775,185,452	36,051,174	664,542,288	35,592,354	1,511,371,268	—

Operating cost and expenses	21,461,237,075	478,644,797	1,921,277,670	36,632,809	1,157,510,533	22,740,281,818
– External	17,604,686,646	310,663,122	982,904,563	7,709,016	—	18,905,963,347
– Inter-segment	582,361,069	21,937,927	531,633,830	21,577,707	1,157,510,533	—
– Operating expense during the period	3,274,189,360	146,043,748	406,739,277	7,346,086	—	3,834,318,471

Total operating profit(loss)	12,652,567,332	70,688,282	–273,638,518	8,349,373	353,860,735	12,104,105,734

Total assets	79,631,271,296	637,184,256	4,436,934,126	44,048,711	11,920,897,860	72,828,540,529
Total liabilities	38,304,514,958	38,782,257	3,037,706,360	18,948,225	5,379,022,824	36,020,928,976
Complementary information
Depreciation and amortization	2,023,167,637	82,879,720	495,029,758	2,890,028	—	2,603,967,143
Non-cash expenses excluding depreciation and amortization	92,702,208	—	–28,499	—	—	92,673,709
Capital expenditure	4,664,522,562	34,395,787	132,337,688	2,321	—	4,831,258,358

2.	Segment report in 2009

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total

Operating revenue	20,966,827,328	329,014,547	1,183,449,657	38,596,273	1,017,535,590	21,500,352,215
– External	20,625,934,575	267,345,508	605,024,986	2,047,146	—	21,500,352,215
– Inter-segment	340,892,753	61,669,039	578,424,671	36,549,127	1,017,535,590	—

Operating cost and expenses	15,087,364,707	440,846,552	1,353,946,052	30,353,582	817,947,495	16,094,563,398
– External	11,333,105,739	243,957,310	643,027,603	126,445	—	12,220,217,097
– Inter-segment	272,714,203	58,615,123	462,739,736	23,878,433	817,947,495	—
– Operating expense during the period	3,481,544,765	138,274,119	248,178,713	6,348,704	—	3,874,346,301

Total operating profit	5,879,462,621	–111,832,005	–170,496,395	8,242,691	199,588,095	5,405,788,817

Total assets	64,871,329,719	690,172,392	5,437,059,985	45,649,324	8,791,862,703	62,252,348,717
Total liabilities	34,891,099,125	85,694,766	3,207,179,213	24,182,296	4,415,303,079	33,792,852,321
Complementary information
Depreciation and amortization	1,324,173,119	91,623,484	274,927,977	2,008,608	—	1,692,733,188
Non-cash expenses excluding depreciation and amortization	–12,841,705	—	–792,581	—	—	–13,634,286
Capital expenditure	20,209,965,767	13,143,981	1,063,679,848	6,286,245	—	21,293,075,841

Consolidated Financial Statements	Chapter 14

XIV.	OTHER IMPORTANT EVENTS

1.	Mining rights

According to the Mining Rights Agreement signed between the Company and the Group in October, 1997 and supplementary agreement signed in February, 1998, an annual fee as compensation for mining rights of five coal mines owned by the Yankuang Group is RMB12.98 million which is subject to new regulations after a ten-year period if they come out.

Pursuant to Implement Scheme about Experimental Units of Coal Mining Rights Paid which was approved by the State Council and jointly issued by the Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the reporting day, the Company has been making assessment on remaining reserves. Pursuant to decision made in the sixth meeting of the Fourth Session of the Board, compensation fee of RMB5 is accrued at per ton raw coal minded for the five coal mines owned by the Company since January 1, 2008, which is subject to detailed scheme when it comes out. RMB137.07 million was accrued according to this criterion for the year of 2009. RMB140.71 million has been accrued according to this criterion for the year of 2010.

2.	Financial lease

As at December 31, 2010, financial lease of the Group details in Note “VIII.11”, minimum lease payments details stated in Note XI.2, the balance of unconfirmed financing expenses is RMB228.76 million.

3.	Assets and liabilities measured by fair values

Items	At January 1, 2010	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Accrued impairment for the current year	At December 31, 2010

Financial assets
Tradable financial assets-hedging instrument	37,760,077	—	129,711,617	—	239,475,434
Available for sales financial assets	264,672,846	—	–65,452,635	—	194,259,526

Subtotal	302,432,923	—	64,258,982	—	433,734,960

Financial liabilities
Tradable financial liabilities-hedging instrument	28,332,821	—	106,106,021	—	166,177,927

Subtotal	28,332,821	—	106,106,021	—	166,177,927

Chapter 14	Consolidated Financial Statements

XIV.	OTHER IMPORTANT EVENTS (continued)

4.	Financial assets and liabilities of foreign currency

Items	At January 1, 2010	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Accrued impairment for the current year	At December 31, 2010

Financial assets
Bank balance and cash	2,243,140,474	—	—	—	3,086,208,903
Tradable finance assets-hedging instrument	37,760,077	—	129,711,617	—	239,475,434
Loans and receivables	605,132,897	—	—	—	819,265,506
Available for sales Financial assets	864	—	58	—	947

Subtotal	2,886,034,312	—	129,711,675	—	4,144,950,790

Financial liabilities
Tradable finance liabilities-hedging instrument	28,332,821	—	–10,382,046	—	15,528,284
Others financial liabilities	23,592,323,043	—	—	—	23,431,131,489

Subtotal	23,620,655,864	—	–10,382,046	—	23,446,659,773

5.	Additional conditions for the acquisition of Felix

On 23 October 2009, the Treasury of the Australian government announced that the Assistant Treasurer of Australia has conditionally approved the Transaction.

(1)	Operate its Australian mines through Yancoal Australia, which is managed in Australia using a predominately Australian management and sales team;

(2)	Ensure Yancoal Australia, and any of its operating subsidiaries, have at least two directors whose principal place of residence is in Australia, one of whom will be independent of the Company;

(3)	Ensure that the Chief Executive Officer and Chief Financial Officer of Yancoal Australia have their principal place of residence in Australia;

(4)	Hold the majority of Yancoal Australia’s board meetings in Australia in any calendar year;

Consolidated Financial Statements	Chapter 14

XIV.	OTHER IMPORTANT EVENTS (continued)

5.	Additional conditions for the acquisition of Felix (continued)

(5)	List Yancoal Australia on ASX prior to the end of 2012 and, by that time, reduce the Company’s shareholding of Yancoal Australia to no more that 70%. In addition, as several of the mines operated by Felix are owned by joint ventures with third party companies, following the listing and shareholding reduction in Yancoal Australia, the Company’s economic ownership of the underlying mining assets must stand at no more than 50%. In the event of potential non-performance by the Company as a result of economic conditions or other factors, the Company is required to seek the approval of the Assistant Treasurer of Australia for amending the aforesaid undertakings; and

(6)	Market all coal produced at its Australian mines on arms-length terms with reference to international benchmarks and in line with market practices.

6.	Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” and respective regulations issued by the Shandong Province Finance Bureau and Shandong Province Land resource Bureau, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB1,076.36 million and RMB903.19 million before the expiration of mining rights. By the end of the period, the Company and the subsidiary Heze Neng Hua have handed in RMB200 million and RMB22 million.

7.	Pursuant to the decision in the eleventh meeting of the Fourth Session of the Board on December 30, 2010, the Company made a resolution to use own capital for investing AUD909 million to the subsidiary of Yancoal Australia Pty Ltd, the registration capital of which was increased to AUD973 million from AUD64 million. As at the reporting date, the adding capital process has not been completed.

Chapter 14	Consolidated Financial Statements

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Accounts receivable category

	At December 31, 2010				At January 1, 2010
	Book balance		Bad debt Provision		Book balance		Bad debt Provision
	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	42,247,450	51	5,227,650	100	28,368,443	88	4,332,779	100
Risk-free portfolio	40,000,000	49	—	—	3,997,026	12	—	—
The subtotal of portfolio	82,247,450	100	5,227,650	100	32,365,469	100	4,332,779	100

Total	82,247,450	100	5,227,650	100	32,365,469	100	4,332,779	100

1)	There was no the individually significant amounts of accounts receivables accrued the bad debt provision separately for the period.

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method.

	At December 31, 2010			At January 1, 2010
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

Within 1 year	37,609,578	4	1,504,383	25,037,150	4	1,001,486
1 to 2 years	1,306,579	30	391,974	—	30	—
2 to 3 years	—	50	—	—	50	—
Over 3 years	3,331,293	100	3,331,293	3,331,293	100	3,331,293

Total	42,247,450	—	5,227,650	28,368,443	—	4,332,779

Consolidated Financial Statements	Chapter 14

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

1.	Accounts receivable (continued)

(1)	Accounts receivable category (continued)

3)	Accounts receivables in the portfolio accrued bad debt provision under other method

Item	Carrying amount	Bad debt amount

Risk-free portfolio	40,000,000	—

Total	40,000,000	—

Note: AS of the end of the year, all risk-free portfolios are letters of credit issued by banks.

(2)	Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

(3)	The five largest accounts receivables

Company name	Relationship with the Company	Amount	Aging	Proportion of total accounts receivables (%)

Letter of credit of Shandong Jinneng Coal Gasification Co., Ltd.	Third party	40,000,000	Within 1 year	49
Baoshan Iron & Steel Co., Ltd	Third party	37,409,578	Within 1 year	45
Guangzhou Suitong Material company	Third party	1,439,726	Over 3 years	2
Yanzhoushi Anqiufu Depot	Third party	1,306,579	1 to 2 year	2
Yanzhou Mining Bureau Jining Coal Sales Co.	Third party	1,089,956	Over 3 years	1

Total		81,245,839		99

Chapter 14	Consolidated Financial Statements

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables

(1)	Other receivables category

	At December 31, 2010				At January 1, 2010
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Item	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	17,495,686	1	13,850,609	100	31,001,410	8	20,166,663	100
Risk-free portfolio	3,415,539,981	99	—	—	338,727,860	92	—	—
The subtotal of portfolio	3,433,035,667	100	13,850,609	100	369,729,270	100	20,166,663	100

Total	3,433,035,667	100	13,850,609	100	369,729,270	100	20,166,663	100

1)	There was no the individually significant amounts of other receivables accrued the bad debt provision separately for the reporting period.

2)	Other receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method.

	At December 31, 2010			At January 1, 2010
	Amount		Bad debt			Bad debt
Items	RMB	%	provision	Amount	%	provision

Within 1 year	82,892	4	3,316	6,387,175	4	255,487
1 to 2 year	5,010,931	30	1,503,279	3,206,890	30	962,067
2 to 3 years	115,698	50	57,849	4,916,473	50	2,458,237
Over3 years	12,286,165	100	12,286,165	16,490,872	100	16,490,872

Total	17,495,686	—	13,850,609	31,001,410	—	20,166,663

3)	Other receivables in the portfolio accrued bad debt provision under other method

Item	Carrying amount	Bad debt amount

Risk-free portfolio	3,415,539,981	—

Total	3,415,539,981	—

Note:	As of the end of the year, risk-free portfolio included RMB3, 125.75 million of prepayment for investment.

Consolidated Financial Statements	Chapter 14

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables (continued)

(2)	Other receivables written-off during the year

Items	Nature of other receivables	Amount wrote-off	Reason wrote-off	connected transaction

Personal and third-party companies	borrowings, etc	37,221	unable to recover during long period	No

Total		37,221

(3)	As at December 31, 2010, the account receivables due from parent company of the Company were RMB16.89 million (RMB10.9 million at December 31, 2009).

(4)	The five largest other receivables

Items	Relationship with the Company	Amount	Age	Proportion of other receivables (%)	Nature or contents

Prepayment of investment	Third party	2,045,752,800	Within 1 year	60	Investment amounts
Yanzhou Coal Ordos Neng Hua Company Limited	Holding subsidiary	1,080,000,000	Within 1 year	31	Investment amounts
Yancoal Australian Pty Ltd	Holding subsidiary	100,852,254	Within 1 year	3	Dealing amounts
Shanxi Hesun Tianchi Energy Co., Ltd	Holding subsidiary	49,365,575	Within 1 year	1	Materials
Yanzhou Coal Yulin Neng Hua Co., Ltd	Holding subsidiary	31,499,468	Within 1 year	1	Materials

Total		3,307,470,097		96

(5)	Other receivables due from related parties were RMB1,315.31million as at 31 December 2010, accounting for 38% of other receivables.

(6)	Foreign currency balance in other receivables

	At December 31, 2010			At January 1, 2010
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	15,215,675	6.6227	100,768,851	31,721,106	6.8282	216,598,056

Total			100,768,851			216,598,056

Chapter 14	Consolidated Financial Statements

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At December 31, 2010	At January 1, 2010

Long-term equity investments under cost method	6,348,640,546	4,849,080,546
Long-term equity investments under equity method	1,074,958,369	939,981,410

Long-term equity investments – Total	7,423,598,915	5,789,061,956
Less: provision for impairment	—	—

Long-term equity investments – net	7,423,598,915	5,789,061,956

(2)	Under cost method and equity method

Name of investees	Shares proportion	Ratio of voting share	Original amount	Opening balance	Additions	Decrease	Closing Balance	Cash dividends

Under cost method
Qingdao Zhongyan	52.38	52.38	1,100,000	2,709,904	—	—	2,709,904	238,117
Yanmei Shipping	92.00	92.00	3,430,000	10,575,733	—	—	10,575,733	1,927,860
Heze Neng Hua	98.33	98.33	1,450,000,000	1,424,343,542	1,500,000,000	—	2,924,343,542	—
Yancoal Australia Pty	100.00	100.00	403,281,954	403,281,954	—	—	403,281,954	—
Yulin Neng Hua	100.00	100.00	776,000,000	1,400,000,000	—	—	1,400,000,000	—
Shanxi Neng Hua	100.00	100.00	600,000,000	508,205,965	—	—	508,205,965	—
Ordos NengHua	100.00	100.00	500,000,000	500,000,000	—	—	500,000,000	—
Hua Ju Energy	95.14	95.14	599,523,447	599,523,448	—	—	599,523,448	29,103,817
Zhejiang Jiangshan Concrete Co., Ltd	0.489	0.489	440,000	440,000	—	440,000	—	—

Subtotal			4,333,775,401	4,849,080,546	1,500,000,000	440,000	6,348,640,546	31,269,794
Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	939,981,410	7,874,551	—	947,855,961	—
Yankuang Group Finance Co., Ltd	25.00	25.00	125,000,000	—	127,102,408	—	127,102,408	—

Subtotal			1,025,000,000	939,981,410	134,976,959	—	1,074,958,369	—

Total			5,358,775,401	5,789,061,956	1,634,976,959	440,000	7,423,598,915	31,269,794

Consolidated Financial Statements	Chapter 14

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(3)	Investment in associates

Name of investees	Type of enterprise	Registered location	Business nature	Registered capital	Shares proportion	Ratio of voting share
China HD Zouxian Co., Ltd.	Limited liability	Tangcun, Zoucheng Shandong	Electricity power resources and related development, production, investment, sales and construction	RMB3 billion	30%	30%
Yankuang Group Finance Co., Ltd	Limited liability	Shandong	Finance	RMB500 million	25%	25%

(continued)

Name of investees	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating income for the current year	Net profit for the current year

China HD Zouxian Co., Ltd.	6,486,343,756	3,326,823,887	3,159,519,869	4,226,931,709	22,558,501
Yankuang Group Finance Co., Ltd	6,144,686,416	5,636,276,785	508,409,631	12,443,120	8,409,632

Total	12,631,030,172	8,963,100,672	3,667,929,500	4,239,374,829	30,968,133

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision.

4.	Operation revenue and operation cost

Items	2010	2009

Principal operations revenue	25,828,062,184	18,887,147,686
Other operations revenue	1,146,309,513	847,663,719

Total	26,974,371,697	19,734,811,405

Principal operations cost	13,039,830,842	10,124,573,977
Other operations cost	1,328,710,524	978,432,154

Total	14,368,541,366	11,103,006,131

Chapter 14	Consolidated Financial Statements

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

4.	Operation revenue and operation cost (continued)

(1)	Principal operations – Classification by business

	2010		2009
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Coal mining	25,314,780,279	12,729,167,721	18,619,802,178	9,880,616,667
Other	513,281,905	310,663,121	267,345,508	243,957,310

Total	25,828,062,184	13,039,830,842	18,887,147,686	10,124,573,977

(2)	Principal operations – Classification by product

	2010		2009
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Revenue from domestic sales of coal products	21,315,082,592	8,768,525,494	17,456,556,035	8,776,238,470
Revenue from export sales of coal products	9,739,121	5,039,022	50,743,647	26,840,571
Sales of coal purchased from other companies	3,989,958,566	3,955,603,205	1,112,502,496	1,077,537,626
Revenue from railway transportation services	513,281,905	310,663,121	267,345,508	243,957,310

Total	25,828,062,184	13,039,830,842	18,887,147,686	10,124,573,977

(3)	Principal operations – Classification by area

	2010		2009
Area	Operation revenue	Operation cost	Operation revenue	Operation cost

Domestic	25,818,323,063	13,034,791,821	18,836,404,039	10,097,733,406
International	9,739,121	5,039,021	50,743,647	26,840,571

Total	25,828,062,184	13,039,830,842	18,887,147,686	10,124,573,977

(4)	Total sales amount of the 5 largest customers in 2010 is RMB8,036.66 million, which accounts for 31% in total revenue.

Consolidated Financial Statements	Chapter 14

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

5.	Investment income

(1)	Sources of investment income

Items	2010	2009

Long-term equity investment income under cost method	31,269,794	2,599,008
Long-term equity investment income under equity method	8,869,958	109,786,300
Investment income from disposal of long-term equity investment	160,000	—
Investment income of entrust loan	74,282,873	253,967,854
Investment income of AFS financial assets	4,504,096	2,287,590

Total	119,086,721	368,640,752

(2)	Long-term equity investment income under equity method

Item	2010	2009	Reason of change Increase of loss

Total	8,869,958	109,786,300
Including:
China HD Zouxian Co., Ltd.	6,767,550	109,786,300	HD Zouxian current profit decreased.
Yankuang Group Finance Co., Ltd	2,102,408	—	Newly increased

(3)	There is no major limit on recovery of investment income to the Group.

Chapter 14	Consolidated Financial Statements

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

6.	Supplement information of cash flow statement of the parent company

Items			2010	2009

1.		Reconciliation of net profit to net cash flow from operating activities
		Net profit	6,548,575,685	4,200,260,201
	Add:	Provision of impairment of assets	177,519,590	–14,906,867
		Depreciation of fixed assets	1,052,288,203	1,216,494,542
		Amortization of intangible assets	17,010,107	20,011,648
		Amortization of long-term deferred expenses	625	—
		Special reserves accrued	479,940,003	467,032,328
		Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	–605,405	–3,828,547
		Financial expenses (“-” represents gain)	29,226,741	2,611,332
		Loss arising from investments (“-” represents gain)	–119,086,721	–368,640,752
		Influence of deferred taxes assets (“-” represents increase)	–389,479,353	–321,893,907
		Decrease in inventories (“-” represents increase)	–346,067,777	298,985,093
		Decrease in receivables under operating activities (“-” represents increase)	–8,653,921,671	–988,614,615
		Increase in payables under operating activities (“-” represents decrease)	5,472,628,873	1,267,595,839
		Net cash flow from operating activities	4,268,028,900	5,775,106,295
2.		Changes in cash and cash equivalents:
		Cash, closing	5,336,180,576	6,724,043,764
		Less: Cash, opening	6,724,043,764	8,221,690,516
		Net addition in cash and cash equivalents	–1,387,863,188	–1,497,646,752

XVI.	SUPPLEMENT

1.	Reconciliation for differences of net profits and net assets

	Equity attributable to parent company shareholders		Net profit attributable to parent company shareholders
Items	At 31 December 2010	At 1 January 2009	2010	2009

As per the financial statements prepared under IFRS	37,331,886,252	29,151,807,830	9,281,385,606	4,117,321,786
1) Business combination adjustment under common control (note 1)	–642,100,925	–647,023,996	6,053,463	6,053,463
2) Special reserves (note 2)	–610,766,370	–698,387,903	–369,554,674	–280,683,955
3) Deferred tax effect (note 3)	648,135,011	571,040,185	70,282,901	48,664,830
4) Others	–5,434,720	–19,650,693	20,453,931	–11,026,795
As per PRC ASBEs	36,721,719,248	28,357,785,423	9,008,621,227	3,880,329,329

Consolidated Financial Statements	Chapter 14

XVI.	SUPPLEMENT (continued)

1.	Reconciliation for differences of net profits and net assets (continued)

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

(2)	As stated in Note IV.20, in accordance with relevant regulations of the Chinese authorities, the company has to accrue for special reserve like Weijianfei, Work Safety expenses etc, which are presented in cost of expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and full amount carryover accumulated depreciation. On the basis of IFRS, expenses are confirmed when it occurs in the period, and relevant capital expenditures are confirmed as fixed assets when occurs and depreciated following corresponding depreciating method.

(3)	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

2.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain, extraordinary gains of the Company are as follows:

Items	2010	2009

Gain and loss from disposal of non current assets	–18,429,446	–11,841,307
Government subsidies included in the gains and losses of the period	43,272,983	29,839,242
Investment income from available for sales financial assets	4,504,096	2,287,590
Gains and losses from entrusted loam	—	—
Other net non-business revenues and expenses excluding the above items	–15,115,417	–12,611,104

Subtotal	14,232,216	7,674,421
Income tax effect	3,328,033	4,976,898
Extraordinary gain excluding income tax effect	10,904,183	2,697,523
Including: attributable to shareholders of the parent company	10,167,144	2,151,435
Minority interest effect (after tax)	737,039	546,088

Chapter 14	Consolidated Financial Statements

XVI.	SUPPLEMENT (continued)

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share Issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company are as follows:

		Earnings per share
Profit during the report period	Weighted average return on net assets (%)	Basic earnings per share	Diluted earnings per share

Net profit attributable to shareholders of the parent company	27.60	1.8316	1.8316
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	27.57	1.8295	1.8295

XVII.	APPROVE OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on March 25, 2011.

Yanzhou Coal Mining Company Limited
25 March 2011

Documents Available for Inspection	Chapter 15

The following documents are available for inspection at the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1.	Completed financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

2.	Original of auditors’ report sealed and signed by the Certified Public Accountants;

3.	All documents and announcements published during the reporting period in newspapers designated by the CSRC; and

4.	The full text of the annual report released in other securities markets.

On behalf of the Board

Li Weimin

Chairman

Yanzhou Coal Mining Company Limited

25 March 2011

Appendix

DATA OF COAL MINES OF YANZHOU COAL

	Nantun	Xinglong zhuang	Baodian	Dongtan	Jining II	Jining III	Total

Background Data:
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coal field (square kilometer)	35.2	59.81	36.4	60.0	87.1	105.1	383.61

Reserve Data:
(million tonnes as of 31 December 2009)
Total in-place proven and probable reserve	118.20	326.13	288.36	457.47	413.42	227.54	1,831.2
Recovery rate (%)	80.75	80.58	82.57	84.02	65.27	81.59	N/A
Type of coal	thermal coal & PCI coal	thermal coal & PCI coal	thermal coal & PCI coal	thermal coal & PCI coal	thermal coal & PCI coal	thermal coal & PCI coal	N/A

Production Data (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997	3.9	4.1	4.0	4.9	0.8	—	17.7
1998	4.2	5.0	4.3	5.4	1.8	—	20.7
1999	4.0	6.1	4.7	6.1	3.2	—	24.1
2000	4.5	6.2	5.3	6.7	4.8	—	27.5
2001	4.9	6.6	6.2	7.1	4.1	5.1	34
2002	3.6	7.1	6.4	8.1	5.2	8.0	38.4
2003	4.7	7.0	7.3	8.2	6.0	10.1	43.3
2004	4.1	7.4	7.0	8.5	4.9	7.3	39.2
2005	4.0	6.6	5.0	7.5	4.5	7.0	34.6
2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5
2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4

Note:	The above reserve data is based on the relevant information from the report of independent mining consultants and/or the operating data derived from the Company’s record. Total proven and probable reserves are reported after deduction of actual production volume and non-accessible reserves up to 31 December 2010. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II was issued by International Mining Consultants Limited, Nottinghamshire, United Kingdom on 6 February 1998, and the Report for Jining III was issued by SRK Consulting in August 2000.

Appendix

DATA OF SHANXI NENG HUA AND HEZE NENG HUA

	Tianchi	Zhaolou	Total

Background Data:
Commencement of construction	2004	2004	N/A
Commencement of commercial production	2006	2009	N/A
Coalfield (square kilometer)	20.0	143.36	163.36

Reserve Data:
(million tonnes as of 31 December 2010)
Recoverable reserve	26.71	105.00	131.71
Recovery Rate	80.04	78.71	N/A
Type of coal	Thermal	1/3 coking coal	N/A

Production Data (million tones)
Designed raw coal production capacity	1.2	3.0	4.2
Designed raw coal preparation input washing capacity	—	—	—
Raw coal production
2006	0.1	—	0.1
2007	1.2	—	1.2
2008	1.1	—	1.1
2009	1.0	0.4	1.4
2010	1.5	1.6	3.1

Note:	The above reserve data is based on the relevant information from the report of independent mining consultants and/or the operating data derived from the Company’s record. Recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to 31 December 2010. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultant for Shanxi Neng Hua coal mine and Heze Neng Hua coal mine was issued by Minarco Asia Pacific Pty Limited in May 2006.

Appendix

DATA OF YANCOAL AUSTRALIA PTY

	Austar	Yarrabee	Minerva	Ashton	Moolarben	Athena	Harry-brandt	Wilpeena	Total

Background Data
Commencement of construction	1998	1981	2004	2003	2009	N/A	N/A	N/A	N/A
Commencement of commercial production	2000	1982	2005	2004	2010	N/A	N/A	N/A	N/A
Coalfield area (square kilometer)	63	62.71	15.6	19.21	17.4	782.73	40.4	34.65	1035.7
Reserve Data:
(million tonnes as of 31 December 2010)
Resources rate	167	171.16	76.04	437.27	701.3	53.7	97.2	27.2	1730.87
Recoverable reserve	50.9	60.29	23.61	60.8	351.7	N/A	N/A	N/A	547.3

Type of coal	Semi-hard coking coal	PCI coal	Thermal coal	Semi-soft coking coal	Thermal coal	Thermal coal	Anthracite coal	PCI coal	N/A

Production Data (million ones)
Designed raw coal production capacity	3.6	3.0	2.8	5.2	16.0	—	—	—	30.6
Designed raw coal preparation input washing capacity	3.3	2.4	N/A	6.5	16.0	—	—	—	28.2
Raw coal production
2006	0.4	—	—	—	—	—	—	—	0.4
2007	1.6	—	—	—	—	—	—	—	1.6
2008	1.9	—	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	—	1.9
2010	1.7	2.3	1.4	2.7	3.9	—	—	—	12.0

Note:	The above reserve data is based on the relevant information from the report of independent mining consultants and/or the operating data derived from the Company’s record. Recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to 31 December 2010. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC